Exhibit 99.3

TRANSACTION AGREEMENT

by and among

GE IRELAND USD HOLDINGS ULC,

GE FINANCIAL HOLDINGS ULC,

GE CAPITAL US HOLDINGS, INC.,

and

GENERAL ELECTRIC COMPANY,

and

AERCAP HOLDINGS N.V.,

AERCAP US AVIATION LLC

and

AERCAP AVIATION LEASING LIMITED

Dated as of March 9, 2021

Contents

Clause		Page

1.	Interpretation	5

2.	Subscription of the New Ireland Company Shares, Subscription of the New Ireland Company Notes and Sale and Purchase of the U.S. Company Membership Interests, the Ireland Company 2 Shares, the Ireland Company 3 Shares and the Transferred Assets	37

3.	Conditions to Completion	41

4.	Agreements to Implement	44

5.	Completion	49

6.	Warranties	50

7.	Remedies and Termination	52

8.	Conduct of Business Before the Completion	62

9.	AerCap General Meeting	68

10.	Debt Financing	70

11.	Undertakings	75

12.	Access to Information	84

13.	Books and Records	87

14.	Transitional Services	88

15.	Non-solicitation	89

16.	Tax Matters	89

17.	Confidentiality	96

18.	Intellectual Property	97

19.	Costs and Expenses	98

20.	Notices	99

21.	Announcements	101

22.	Invalidity and Severability	102

23.	Further Assurance	103

24.	Litigation Support	103

25.	Entire Agreement	103

26.	Assignment	104

27.	No Third Party Beneficiaries	104

28.	Amendment and Waiver	104

29.	Counterparts	105

30.	English Language	105

31.	Payment Mechanics	105

32.	Governing Law, Dispute Resolution, Consent to Jurisdiction, Waiver of Jury Trial	106

33.	Agent for Service of Process	107

34.	Miscellaneous	108

35.	Adjustment of Consideration	109

36.	Guarantee	109

Schedule 1A	Company Warranties	113

Schedule 1B	AerCap Warranties	134

Schedule 2A	Conduct of the Business Prior to Completion Date	152

Schedule 2B	Conduct of the AerCap Business Prior to Completion Date	158

Schedule 3	Completion Arrangements	159

Schedule 4A	Knowledge of the Parent	163

Schedule 4B	Knowledge of AerCap	164

Schedule 5	Regulatory and Anti-trust Approvals	165

Schedule 6	Consideration Allocation Principles	167

EXHIBIT A	Shareholders’ Agreement

EXHIBIT B	Registration Rights Agreement

EXHIBIT C	Noteholder Agreement

EXHIBIT D	Financial Reporting Agreement

EXHIBIT E	Transition Services Agreement

EXHIBIT F	Transaction Accounting Principles

EXHIBIT G	Transitional Trademark License Agreement

THIS TRANSACTION AGREEMENT (this “Agreement”) dated as of March 9, 2021

BY AND AMONG

1.	GE IRELAND USD HOLDINGS ULC, a private unlimited company incorporated under the laws of Ireland with registration number 568854 (the “Existing Ireland Shareholder 1”);

2.
GE FINANCIAL HOLDINGS ULC, a private unlimited company incorporated under the laws of Ireland with registration number 383420 (the “Existing Ireland Shareholder 2” and, together with Existing Ireland Shareholder 1, the “Existing Ireland Shareholders”);

3.	GE CAPITAL US HOLDINGS, INC., a Delaware corporation (the “Existing U.S. Shareholder” and, collectively with the Existing Ireland Shareholders, the “Existing Shareholders”);

4.	GENERAL ELECTRIC COMPANY, a New York corporation (the “Parent”);

5.	AERCAP HOLDINGS N.V., a Netherlands public limited liability company (“AerCap”);

6.	AERCAP US AVIATION LLC, a Delaware limited liability company (the “U.S. Purchaser”); and

7.
AERCAP AVIATION LEASING LIMITED, a private company limited by shares incorporated under the laws of Ireland with registered number 689205 (the “Ireland Subscriber” and, together with the U.S. Purchaser, the “AerCap Entities”).

BACKGROUND

(A)
(i) The Existing Ireland Company 1 Shares (as defined in this Agreement) are legally and beneficially owned by Existing Ireland Shareholder 1, (ii) the Ireland Company 2 Shares and the Ireland Company 3 Shares (each as defined in this Agreement) are each legally and beneficially owned by Existing Ireland Shareholder 2 and (iii) the U.S. Company Membership Interests (as defined in this Agreement) are legally and beneficially owned by the Existing U.S. Shareholder;

(B)
(i) the Existing Ireland Shareholder 1 shall effect the Ireland Company 1 F Reorganization (as defined in clause 16.12 of this Agreement), (ii) the Ireland Companies have agreed to issue the New Ireland Company Notes and the Ireland Subscriber has agreed to subscribe for the New Ireland Company Notes, the proceeds of which will be used to repay in full the Specified Ireland Company Intercompany Accounts, (iii) the Ireland Subscriber has agreed to subscribe for the New Ireland Company 1 Shares and the Existing Ireland Shareholder 1 has agreed to accept the subsequent cancellation of the Existing Ireland Company 1 Shares upon a return of capital to the Existing Ireland Shareholder 1, (iv) the Existing Ireland Shareholder 2 has agreed to sell, or cause to be sold, and the Ireland Subscriber has agreed to purchase the Ireland Company 2 Shares and the Ireland Company 3 Shares, which represent all of the issued and outstanding share capital of the Ireland Company 2 (as defined in this Agreement) and the Ireland Company 3 (as defined in this

Agreement), respectively, (v) the Existing U.S. Shareholder has agreed to sell, or cause to be sold, and the U.S. Purchaser has agreed to purchase, the U.S. Company Membership Interests, which represent all of the issued and outstanding shares of the common stock of the U.S. Company (as defined in this Agreement) and (vi) the Parent has agreed to sell, or cause to be sold, and AerCap or one of its Affiliates (as designated by AerCap) has agreed to purchase, the Transferred Assets (as defined in this Agreement), in each case on the terms and subject to the conditions set out in this Agreement (the transactions described in the foregoing clauses (i), (ii), (iii), (iv), (v) and (vi) collectively, the “Transaction”);

(C)
The Board of Directors of AerCap, at a meeting thereof duly called and held, has (a) approved and supported the Transaction, (b) declared that the Transaction is in the best interests of AerCap and its business, taking into consideration the interests of its shareholders and other stakeholders, (c) directed that the approval of the Transaction be submitted to a vote at a general meeting of AerCap, and (d) recommended to the shareholders of AerCap that they approve the Transaction and the appointment of a single Shareholder Designee (as defined in the Shareholders’ Agreement) (subclause (d), the “AerCap Board Recommendation”);

(D)
The Board of Directors of the Parent, at a meeting thereof duly called and held, has (a) approved and declared advisable the Transaction and (b) declared that the Transaction is in the best interests of the Parent; and

(E)
To assist AerCap with its financing of the Transaction, AerCap has agreed to issue (or cause to be issued) to the Parent or its designated Affiliate (except any Company Group Member) and the Parent has agreed to purchase (or cause the purchase by such Affiliate), as part of the Consideration (as defined in this Agreement), non-cumulative subordinated notes and/or senior unsecured notes in the aggregate principal amount of up to one billion U.S. dollars (US$1,000,000,000) on and subject to the terms set forth in this Agreement (collectively, the “AerCap Notes”).

NOW IT IS AGREED as follows:

1.          Interpretation

1.1          In this Agreement (unless otherwise specified or inconsistent with the context):

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to AerCap than those contained in the Confidentiality Agreement (except with regard to standstill provisions); provided that an Acceptable Confidentiality Agreement shall not include any provision having the effect of prohibiting AerCap from satisfying its obligations under this Agreement, including any exclusivity provision.

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority, court, tribunal or arbitration body.

“Acquisition Proposal” shall mean any bona fide proposal or offer made by any Person for, in a single transaction or a series of transactions, (i) a merger, demerger, reorganization, share exchange, consolidation or similar transaction involving AerCap pursuant to which any Person or group (or the stockholders of any Person) would own, directly or indirectly, (x) fifty percent (50%) or more of the voting power of the outstanding AerCap Ordinary Shares or of the outstanding voting shares of the surviving entity in a merger or demerger or the resulting direct or indirect parent of AerCap or such surviving entity or (y) businesses or assets that constitute fifty percent (50%) or more of the consolidated revenues, net income or total assets of AerCap and its Subsidiaries, (ii) the direct or indirect acquisition by any Person or group of fifty percent (50%) or more of the assets of AerCap and its Subsidiaries, on a consolidated basis, or assets of AerCap and its Subsidiaries representing fifty percent (50%) or more of the consolidated revenues or net income of AerCap and its Subsidiaries or (iii) the direct or indirect acquisition by any Person or group of fifty percent (50%) or more of the voting power of the outstanding AerCap Ordinary Shares, including any tender offer or exchange offer that if consummated would result in any Person or group beneficially owning shares with fifty percent (50%) or more of the voting power of the outstanding shares of AerCap Ordinary Shares.

“Adverse Recommendation Change” means that the Board of Directors of AerCap, or any committee thereof, shall have (i) withdrawn (or withheld, modified or qualified in a manner adverse to the Parent and the Existing Shareholders), or publicly proposed to withdraw (or withhold, modify or qualify in a manner adverse to the Parent and the Existing Shareholders), the AerCap Board Recommendation, (ii) made any other public statement in connection with the AerCap General Meeting inconsistent with the AerCap Board Recommendation, (iii) failed to have included such AerCap Board Recommendation in materials communicated to shareholders of AerCap in connection with the AerCap General Meeting, (iv) approved or recommended, or publicly proposed to approve or recommend to the shareholders of AerCap, an AerCap Competing Proposal or, if a tender offer or exchange offer for shares of capital stock of AerCap that constitutes an AerCap Competing Proposal is commenced, failed to recommend against acceptance of such tender offer or exchange offer by the AerCap shareholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer) or (v) authorized, adopted or approved or proposed to authorize, adopt or approve, an AerCap Competing Proposal.

“AerCap Aircraft” means, either collectively or individually, as applicable, the aircraft described in Schedule 1.1(a) of the AerCap Disclosure Letter, each with the airframe manufacturer’s serial number as set forth in the AerCap Disclosure Letter, including (a) the airframe, (b) the associated Engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with such aircraft, except that, with respect to AerCap Lessee Furnished Equipment, references in this Agreement to an “AerCap Aircraft” shall be deemed to refer only to that interest in AerCap Lessee Furnished Equipment as is held by the owner of the relevant airframe under the applicable AerCap Lease Document.

“AerCap Aircraft Trading Agreement” means any Contract (including for the avoidance of doubt any agreement relating to a sale and leaseback transaction and any AerCap Residual Value Guarantee Agreement) pursuant to which any AerCap Group Member agrees to purchase an aircraft or an aircraft engine from any third party who is not a Manufacturer or to dispose of an aircraft or an aircraft engine to any third party, in either case for consideration in excess of US$10 million, other than consignment agreements.

“AerCap Benefit Plan” means all Benefit Plans sponsored solely by one or more AerCap Group Members.

“AerCap Business” means the business conducted by the AerCap Group as at the Signing Date.

“AerCap Disclosure Letter” means the disclosure letter (together with its schedules and enclosures) of even date from AerCap and the AerCap Entities to the Parent and the Existing Shareholders.

“AerCap Employee” means (i) each Person who as of the Completion Date is an active employee of any AerCap Group Member and (ii) each Person who is an employee of any AerCap Group Member as of the Completion Date who is absent from employment due to illness, vacation, injury, military service or other authorized absence (including an employee who is “disabled” within the meaning of the short-term disability plan currently in place for the AerCap Group or who is on long-term disability leave).

“AerCap Engines” means (i) with respect to each AerCap Aircraft, the aircraft engines related to that AerCap Aircraft, title to which aircraft engines has vested in the owner of that AerCap Aircraft or, with respect to all AerCap Aircraft, all of those aircraft engines and (ii) with respect to aircraft engines not related to a AerCap Aircraft, the aircraft engines with the manufacturer’s serial numbers set forth in in Schedule 1.1(a) of the AerCap Disclosure Letter, and together in each case with all equipment and accessories belonging to, installed in or appurtenant to those aircraft engines (other than AerCap Lessee Furnished Equipment).  For the avoidance of doubt, references to AerCap Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant AerCap Lease if title to such replacement aircraft engine shall have passed to the lessor or owner of such AerCap Aircraft under such AerCap Lease.

“AerCap ERISA Affiliate” means any entity which, together with AerCap, would be treated as a single employer under Section 414 of the U.S. Tax Code.

“AerCap Form 20-F” means the AerCap 2020 annual report on Form 20-F filed with the SEC on March 2, 2021.

“AerCap Fundamental Warranties” means each of the warranties made by AerCap and the AerCap Entities in paragraphs 1 (Organization, Authority and Enforceability), 2 (Capitalization) (other than the warranty in paragraph 2.5) and 3 (Ownership and Transfer of Shares) of Schedule 1B.

“AerCap Group” means AerCap, the AerCap Entities and the AerCap Subsidiaries from time to time.

“AerCap Group Member” means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the AerCap Group.

“AerCap Indemnifiable Warranties” means each of the warranties made by AerCap and the AerCap Entities in paragraphs 12 (Material Contracts) (first sentence), 14 (Compliance with Laws) (fourth sentence), 15 (Reports) (with respect to the AerCap Form 20-F), 16 (Litigation and Other Proceedings) (first sentence), 20.1 (Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements) (first sentence), 20.2(a) (first sentence), 20.2(b), 20.3 (first sentence) and 20.4 (first sentence), 21.1 (Employee Benefit Matters), 21.2, 21.5 and 25 (Indemnification Payments) of Schedule 1B, the AerCap Indemnifiable Tax Warranties and the AerCap Fundamental Warranties.

“AerCap Indemnifiable Tax Warranties” means the warranties made by AerCap and the AerCap Entities in paragraph 23.1 and 23.2 (The Accounts and Tax) of Schedule 1B.

“AerCap Lease” means, with respect to each AerCap Aircraft, any lease agreement relating to the leasing of that AerCap Aircraft between a AerCap Group Member as lessor and any Person as lessee, and, with respect to each AerCap Engine, any lease agreement relating to the leasing of that AerCap Engine between a AerCap Group Member as lessor and any Person as lessee, other than any lease agreement relating to the leasing of an AerCap Engine for a period of less than six (6) months.

“AerCap Lease Document” means, with respect to each AerCap Aircraft or AerCap Engine, the AerCap Lease and all other material agreements (including any assignments, novations, side letters, amendments, waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the AerCap Lease of that AerCap Aircraft or AerCap Engine, as applicable.

“AerCap Lessee” means, with respect to each AerCap Aircraft, or AerCap Engine, the lessee of such AerCap Aircraft, or AerCap Engine, as applicable (disregarding any AerCap Group Member that acts as intermediate lessee of any Aircraft or Engine).

“AerCap Lessee Furnished Equipment” means, with respect to each AerCap Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that AerCap Aircraft which in accordance with the terms of the AerCap Lease Documents are not required to vest in or be transferred to the lessor or owner of such AerCap Aircraft.

“AerCap Manufacturer Agreement” means each Contract with a Manufacturer pursuant to which any AerCap Group Member agrees to purchase an aircraft or an aircraft engine for consideration in excess of US$10 million.

“AerCap Material Adverse Effect” means a material adverse effect on the business, assets, results of operation or financial condition of the AerCap Group taken as a whole, except any such effect to the extent arising or resulting from: (A) changes after the Signing Date in general business, economic, political or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes) in the United States, Ireland, the Netherlands or other securities or credit markets; (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case after the Signing Date generally affecting the industries or jurisdictions in which the AerCap Group operates; (C) changes after the Signing Date in GAAP, or authoritative interpretations thereof; (D) changes after the Signing Date in securities, aviation and other Laws of general applicability or related authoritative or binding policies or interpretations of Governmental Authorities; (E) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, quarantine, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (F) incidents with respect to the Boeing 737 MAX (including any grounding of the Boeing 737 MAX by the FAA or other Governmental Authorities) that have occurred on or prior to the Signing Date or the consequences of such events; (G) actions required to be taken under the Transaction Documents or taken with the Parent’s prior written consent after the Signing Date (other than with respect to paragraph 4 of Schedule 1B); (H) the identity of, or the effects of any facts or circumstances relating to, the Parent, the Existing Shareholders, the Companies or any of their Affiliates, the Business, the effects of any action (including in relation to obtaining any Governmental Approvals) taken or required to be taken by the Parent, the Existing Shareholders, the Companies or any of their Affiliates or Representatives with respect to the transactions contemplated by this Agreement or the effects of the negotiation, execution, public announcement, disclosure or completion of such transactions (and in each case, including the attrition or departure of any employees, independent contractors, consultants or agents of any AerCap Group Member) (other than with respect to paragraph 4 of Schedule 1B); (I) any matter set forth in the AerCap Disclosure Letter which is an exception to a AerCap Warranty to the extent that the relevance of such items is readily apparent from the content and context of such disclosure (other than with respect of paragraph 6.1 of Schedule 1B) or (J) any failure by any AerCap Group Member to achieve any earnings or other financial projections or forecasts, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such failure shall not be excluded under this subclause (J); or (K) any change in the trading prices or volume of AerCap’s capital stock, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such change shall not be excluded under this subclause (K); provided that in the case of each of subclauses (A) through (F), such changes or occurrences have not had and would not reasonably be expected to have a materially disproportionate adverse effect on the AerCap Group taken as a whole relative to other comparable participants in the aircraft leasing industry.

“AerCap Material Contract” means any Contract, individually or together with related Contracts, to which any AerCap Group Member is a party (other than leases for real property, aircraft and aircraft engine leases and other agreements related thereto (including any Lease Documents), AerCap Aircraft Trading Agreements and Contracts with Manufacturers pursuant to which any AerCap Group Member agrees to purchase an aircraft or aircraft engine, including AerCap Manufacturer Agreements) which (i) calls for the payment by or on behalf of any AerCap Group Member in excess of US$100 million per annum, or the delivery by any AerCap Group Member of goods or services (or license of rights) with a fair market value in excess of US$100 million per annum, during the remaining term thereof, (ii) provides for any AerCap Group Member to receive any payments in excess of, or any rights or property with a fair market value in excess of, US$100 million during the remaining term thereof, (iii) contains covenants purporting to restrict materially the ability of any AerCap Group Member or its Affiliates to engage in any line of the AerCap Business in any geographical area or otherwise purporting to restrict their ability to lease aircraft or to market or sell products or services (other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty), (iv) relates to the acquisition or disposition by any AerCap Group Member within the last three years of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of, US$100 million and which contains material ongoing obligations of any AerCap Group Member, (v) provides for a material partnership, joint venture or other similar agreement or arrangement, (vi) contains the terms of or evidences the Indebtedness covered by paragraph 10 of Schedule 1B, or required to be disclosed in, paragraph 10 of Schedule 1B of the AerCap Disclosure Letter, (vii) would be required to be filed by AerCap as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a AerCap Benefit Plan), or (viii) contains any provisions regarding a “change of control” or similar event with respect to any AerCap Group Member or contains any provisions regarding the merger or consolidation of any AerCap Group Member and for the purposes of this clause (viii), in each case, which provision would be triggered by the transactions contemplated by this Agreement and (a) if triggered (without obtaining a waiver or consent with respect to the transactions contemplated by this Agreement) would result in damages or additional expenses for the AerCap Group in excess of US$25 million or (b) require payments by the AerCap Group in excess of US$25 million in a year.

“AerCap Material Jurisdictions” means the jurisdictions set out in Schedule 1.1(e) of the AerCap Disclosure Letter.

“AerCap Material Subsidiary” means any Subsidiary of AerCap that would constitute “a significant subsidiary” of AerCap within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“AerCap Minority Interest Entities” means the Persons that issued the AerCap Minority Interests, as applicable.

“AerCap Minority Interests” means the equity interests set forth in Schedule 1.1(b) of the AerCap Disclosure Letter.

“AerCap Ordinary Shares” means the ordinary shares of AerCap, each having a nominal value of one eurocent (EUR 0.01).

“AerCap Permitted Liens” and “AerCap Permitted Lien” mean: (a) liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the AerCap Financial Statements to the extent required under GAAP; (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, material men, repairmen and other liens imposed by Law for amounts not yet due or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the AerCap Financial Statements to the extent required under GAAP; (c) liens incurred or deposits made to a Governmental Authority in the ordinary course of business or as required by applicable Laws in connection with a governmental authorization, registration, filing, license, permit or approval; (d) liens incurred or deposits made in the ordinary course of the business of any AerCap Group Member in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or which are shown by a current title report or other similar report or listing previously provided or made available to the Parent; (f) liens incurred in the ordinary course of the business of any AerCap Group Member that do not secure Indebtedness that are not individually or in the aggregate material to the relevant asset or property, respectively; (g) all licenses, settlements and covenants not to assert entered into in the ordinary course of the business of any AerCap Group Member; (h) zoning, building and other generally applicable land use restrictions; (i) liens that have been placed by a third party on the fee (or any superior leasehold) title of the real property constituting the leased real property or real property over which any AerCap Group Member has easement rights; (j) leases or similar agreements affecting the real property owned by any AerCap Group Member that do not materially interfere with the use of such real property; (k) liens or other restrictions on transfer imposed by applicable Laws; (l) liens granted on securities held for cash management purposes under repurchase and reverse repurchase agreements and liens granted under derivatives entered into in the ordinary course of the business of any AerCap Group Member; (m) clearing and settlement liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and the holding of legal title or other interests in securities or other investment properties by custodians or depositories in the ordinary course of the business of any AerCap Group Member; (n) agreements with any Governmental Authorities or any public utilities or private suppliers of services, including subdivision agreements, development agreements and site control agreements in the ordinary course of business or as required by applicable Law (provided that such agreements do not materially interfere with the ordinary conduct of business of any AerCap Group Member); (o) rights of any owner trustee with respect to any aircraft owned or beneficially owned by any AerCap Group Member that is registered with the FAA; and (p) with respect to any aircraft, airframe, aircraft engine or aircraft part: (i) the rights conferred by the lease for aircraft and aircraft engine leases and other agreements related thereto; (ii) any “Permitted Liens” (or any other phrase with substantially similar meaning) under the terms of the relevant AerCap Lease Documents; (iii) Encumbrances for which the applicable AerCap Lessee is responsible or for which the applicable AerCap Lessee is to indemnify the lessor under the terms of the applicable AerCap Lease Documents; (iv) in respect of any AerCap Group Member’s aircraft title to which is held by a Person that is not an institutional trust company, any AerCap Group Member in a structure in which the entire economic interest in such aircraft and the right to acquire title thereto for a nominal amount is held by any AerCap Group Member, any Encumbrance created pursuant to a related asset transfer agreement between any AerCap Group Member and the Person who holds title to any such aircraft under such transfer agreement or pursuant to any escrow agreement among the titleholder to any such aircraft, any AerCap Group Member and any other party thereto pertaining to the arrangements regarding any such aircraft; (v) Encumbrances which do not materially detract from the value of such aircraft or any AerCap Group Member’s interest in such aircraft, or materially interfere with the use of such aircraft in substantially the manner used before the Signing Date; (vi) Encumbrances created by, or resulting from the actions or omissions of, AerCap Lessees or third parties during the term of an AerCap Lease Document relating to any such aircraft or thereafter but prior to repossession of the relevant aircraft by any AerCap Group Member; or (vii) Encumbrances securing an obligation incurred by any AerCap Lessee.

“AerCap Residual Value Guarantee Agreement” means any Contract to which any AerCap Group Member is a party that provides for a residual value guarantee, asset value guarantee or similar arrangement.

“AerCap Shareholder Approval” means the adoption of resolutions at the general meeting of shareholders of AerCap to (i) approve the Transaction pursuant to article 2:107a of the civil code of the Netherlands (Burgerlijk Wetboek) and article 16.7 of AerCap’s articles of association, (ii) approve the appointment of a single Shareholder Designee (as defined in the Shareholders’ Agreement) to the Board of Directors of AerCap in accordance with clause 9.1 (which appointment shall be effective at the Completion), (iii) designate the Board of Directors of AerCap as the corporate body authorized to issue the Stock Consideration and to exclude pre-emption rights of AerCap shareholders in connection therewith (the foregoing clauses (i), (ii) and (iii), collectively, the “Required AerCap Shareholder Approval”) and (iv) amend the articles of association of AerCap to increase the authorized share capital to EUR 4,500,000 divided into 450,000,000 ordinary shares and to permit the interim filling of vacancies on the Board of Directors of AerCap as contemplated by the Shareholders Agreement.

“AerCap Subsidiaries” means the Subsidiaries of AerCap from time to time.

“AerCap Tax Warranties” means the warranties made by the AerCap in paragraph 23.1 and paragraph 23.2 (The Accounts and Tax) of Schedule 1B.

“AerCap Warranties” means the warranties of AerCap and the AerCap Entities set out in Schedule 1B and any other representations and warranties of AerCap and the AerCap Entities contained herein.

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that for the avoidance of doubt, (w) the Company Group Members and the AerCap Group Members, on the one hand, and the Existing Shareholders and the Parent, on the other hand, shall not be deemed to be Affiliates of each other after the Completion, (x) the AerCap Group Members, on the one hand, and any Subsidiary of any of the Existing Shareholders and the Parent (other than the Company Group Members), shall not be deemed to be Affiliates of each other at any time and (y) prior to the Completion, the Company Group Members, the Parent and the Existing Shareholders shall be Affiliates of each other.

“Aircraft” means, either collectively or individually, as applicable, the aircraft described in Schedule 1.1(a) of the Disclosure Letter, each with the airframe manufacturer’s serial number as set forth in the Disclosure Letter, including (a) the airframe, (b) the associated Engines and (c) all appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment installed in or furnished with such aircraft, except that, with respect to Lessee Furnished Equipment, references in this Agreement to an “Aircraft” shall be deemed to refer only to that interest in Lessee Furnished Equipment as is held by the owner of the relevant airframe under the applicable Lease Document.

“Aircraft Disclosure Date” means February 28, 2021.

“Aircraft Trading Agreement” means any Contract (including for the avoidance of doubt any agreement relating to a sale and leaseback transaction and any Residual Value Guarantee Agreement) pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine from any third party who is not a Manufacturer or to dispose of an aircraft or an aircraft engine to any third party, in either case for consideration in excess of US$10 million, other than consignment agreements.

“Aircraft Trading Agreement Disclosure Date” means February 28, 2021.

“Associated Person” means any agent or any other person who performs (or has performed) services for or who acts (or has acted) on behalf of any of any Person.

“Available Insurance Policies” means all policies or programs set forth on Schedule 1.1(b).

“Bankruptcy Exceptions” means the applicable bankruptcy, insolvency, examinership, reorganization, moratorium or similar Laws, including statutory proceedings for the restructuring of debts, affecting the enforcement of creditors’ rights generally and general equitable principles, regardless of whether such enforceability is considered in a proceeding of law or at equity.

“Base Cash Consideration” means an amount equal to US$23,905,398,192.

“Benefit Plan” means any incentive, profit-sharing, share option, share purchase, other equity-based, employment, consulting, compensation, holiday or other leave, change in control, retention, supplemental retirement, pension, severance, health, medical, disability, life insurance, deferred compensation and other employee compensation and benefit plans, programs, policies or agreements.

“Books and Records” has its common law meaning and includes all notices, correspondence, plans, books of account and any other documents and all computer disks or tapes or other machine legible programs or other records.

“Business” means (x) the business of providing financing products and services for aircraft, aircraft engines and aircraft parts, including operating leases, asset trading and servicing and aircraft parts management, in each case having the scope reflected in the Financial Statements as of the Reference Balance Sheet Date, as such business is owned, operated, engaged in or conducted by the Parent and its Subsidiaries and (y) the ownership of the Minority Interests.  For the avoidance of doubt, the “Business” shall not include the activities listed in Schedule 1.1(c) of the Disclosure Letter.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks in Amsterdam, Dublin and New York are open for normal banking business.

“Business Liabilities” means any liability or obligation to the extent arising out of or incurred in connection with the ownership or operation of the Business or the Company Group (in the case of the Company Group, other than any Excluded Liabilities), whether any such liability or obligation arises before or after Completion, is known or unknown or is contingent or accrued.

“CFIUS” means the Committee on Foreign Investment in the United States and each member agency thereof, acting in such capacity.

“CFIUS Approval” means that (i) CFIUS has issued a written notice to the Parent and AerCap that it has concluded all action pursuant to Section 721 and has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement; or (ii) CFIUS has sent a report to the President of the United States requesting the President’s decision and either (x) the President has announced a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement or (y) the President has not taken any action within 15 days from the date the President received the report from CFIUS; or (iii) CFIUS has issued a written notice that the notified transaction is not a “covered transaction” within the meaning of Section 721.

“CFMI” means CFM International, Inc., a Delaware corporation.

“Companies” means Ireland Company 1, Ireland Company 2, Ireland Company 3 and U.S. Company.

“Company Benefit Plan” means any Benefit Plan that is sponsored solely by one or more Company Group Members.

“Company Employee” means each Person who immediately prior to the Completion Date is (i) employed by any Company Group Member; or (ii) an Existing Shareholder Business Employee.

“Company Group” means the Companies and the Company Subsidiaries from time to time.

“Company Group Guarantee” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) a Company Group Member in respect of obligations of a Retained Group Member.

“Company Group Member” means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust (excluding any Owner Trustee) or other entity within the Company Group.

“Company Subsidiaries” means the Subsidiaries of each of the Companies from time to time.

“Company Group Transaction Expenses” means, to the extent unpaid immediately prior to the Completion, all third party fees, costs and expenses (including fees of investment bankers, attorneys, accountants and other consultants and advisors) incurred or payable by any Company Group Member in connection with the negotiation, execution and delivery of the Transaction Documents and the execution or consummation of the Transaction, and (ii) all sale, transaction “single-trigger” change-of-control or retention awards (other than any Retention Bonuses)   (in each case, including the employer portion of any associated payroll or withholding Taxes and any social security, Medicare or similar Taxes) (but, for the avoidance of doubt, not regular annual bonuses assumed pursuant to clause 11.8) payable to Company Employees or any Pre-Completion Company Employees by Parent or any Company Group Member as a result of, or in connection with, the transactions contemplated hereby pursuant to any agreement entered into by Parent or any of its Affiliates prior to the Completion.  For purposes of clarification, if Retention Bonuses become due and payable that have been granted by Parent or any Company Group Member within the meaning of Retention Bonuses in Paragraph 8.1 of the Disclosure Schedule, 100% of the amount of any such Retention Bonuses that become due and payable, including the employer portion of any associated payroll or withholding Taxes and any social security, Medicare, or similar Taxes) will not be a Company Group Transaction Expense and shall be borne by AerCap or its Affiliates or a Company Group Member (after Completion).

“Completion Date Cash” means the amount of cash and cash equivalents held by the Company Group as of the Effective Time, determined in accordance with the Transaction Accounting Principles.

“Compliant” means, with respect to the Required Information, that: (a) such Required Information does not contain any untrue statement of a material fact regarding the Company Group or Business, or omit to state any material fact regarding the Company Group or the Business necessary in order to make such Required Information not materially misleading in light of the circumstances under which such statements were made, (b) such Required Information complies in all material respects with all applicable requirements of Regulation S-K and Regulation S-X under the Securities Act for a registered public offering of securities, and (c) the financial statements and other financial information included in such Required Information would not be deemed stale or otherwise be unusable under the rules and regulations promulgated by the SEC for registered offerings of securities and are sufficient to permit the Business’s independent accountants to issue customary comfort letters in connection with any Debt Financing, including as to customary negative assurances, in order to consummate any portion of the Debt Financing on any day during the Marketing Period.

“Conditions” means the conditions to Completion set out in clause 3.1, and “Condition” shall be construed accordingly.

“Consent” means any approval, authorization, consent, ratification, permission, exemption or waiver or the expiration, lapse or termination of any waiting period.

“Continuing Employees” means (i) Company Employees who continue employment with AerCap or its Affiliates (including any Company Group Member) immediately following the Effective Time and (ii) Company Employees who accept offers of employment and become actively employed by AerCap or its Affiliates in accordance with clause 11.6(a).

“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing) (other than a contract of employment to which any Company Group Member is a party).

“Control,” “Controlled,” and “Controlling” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Designated Matter” shall have the meaning set forth in Schedule 1.1(i) of the Disclosure Letter.

“Disclosure Letter” means the disclosure letter (together with its schedules and enclosures) of even date from the Parent and the Existing Shareholders to AerCap and the AerCap Entities.

“Economic Interest Aircraft” means any Aircraft title which is held by a Person that is not an institutional trust company or any Company Group Member in a structure in which the entire economic interest in such Aircraft and the right to acquire title thereto for a nominal amount (upon payment of other sums due under the relevant agreement) is held by a Company Group Member.

“Economic Interest Aircraft Escrow Agreement” means any escrow agreement among the Economic Interest Titleholder, any Company Group Member and any other party thereto pertaining to the arrangements regarding an Economic Interest Aircraft.

“Economic Interest Aircraft Transfer Agreements” means the asset transfer agreements each between any Company Group Member and an Economic Interest Titleholder.

“Economic Interest Titleholder” means the Person who holds title to an Economic Interest Aircraft under the relevant Economic Interest Aircraft Transfer Agreement.

“Effective Time” means 11:59 p.m. Eastern time on the day immediately prior to the Completion Date.

“EIH” means Engine Investments Holding Company, a Delaware corporation.

“Employment Commencement Date” for a Continuing Employee means the Completion Date; provided, however, that for each Inactive Company Employee, the Employment Commencement Date shall be the date upon which he or she returns to active employment with AerCap or its Affiliates in accordance with clause 11.6.

“Encumbrance” means any mortgage, deed of trust, pledge, option, power of sale, retention of title, right of pre-emption, right of first refusal, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Engines” means (i) with respect to each Aircraft, the aircraft engines related to that Aircraft, title to which aircraft engines has vested in the owner of that Aircraft or, with respect to all Aircraft, all of those aircraft engines and (ii) with respect to aircraft engines not related to an Aircraft, the aircraft engines with the manufacturer’s serial numbers set forth in Schedule 1.1(a) of the Disclosure Letter, and together in each case with all equipment and accessories belonging to, installed in or appurtenant to those aircraft engines (other than Lessee Furnished Equipment).  For the avoidance of doubt, references to Engines shall include aircraft engines which shall have replaced another aircraft engine under the relevant Lease if title to such replacement aircraft engine shall have passed to the lessor or owner of such Aircraft under such Lease.

“Equity Arrangement” means each plan, program, agreement or arrangement pursuant to which a Company Employee or a former employee of any Company Group Member holds restricted common stock, options to purchase the common stock, restricted stock units, performance stock units, stock appreciations right or any other rights related to equity, in each case of the Parent or any of its Subsidiaries.

“Equity Interests” means, collectively, the New Ireland Company 1 Shares, the Ireland Company 2 Shares, the Ireland Company 3 Shares and the U.S. Company Membership Interests.

“ERISA” means the U.S. Employee Retirement Income Act of 1974, as amended from time to time.

“ERISA Affiliate” means any entity which, together with the Parent, would be treated as a single employer under Section 414 of the U.S. Tax Code.

“ESH” means Engine Support Holdings Limited, a private company limited by shares incorporated under the laws of Ireland with registration number 132070.

“Estimated Completion Date Cash” means the Parent’s good faith estimate of Completion Date Cash, as delivered in the Estimated Completion Statement.

“Estimated Target Completion Date Cash” means the Parent’s good faith estimate of Target Completion Date Cash, as delivered in the Estimated Completion Statement.

“Excluded Liabilities” means any liability or obligation to the extent arising out of or incurred in connection with (i) the ownership or operation of the Retained Group Business, whether any such liability or obligation arises before or after Completion, is known or unknown or is contingent or accrued and (ii) the matters set forth on Schedule 1.1(h) of the Disclosure Letter.

“Existing Ireland Company 1 Shares” means 2,274,411 “A” shares, 7,662,771 “B” shares and 1,945,733 preference shares of Ireland Company 1, which represent 100% of the issued and outstanding share capital of Ireland Company 1 and which are held by the Existing Ireland Shareholder 1 at the Signing Date.

“Existing Ireland Company Shares” means the Existing Ireland Company 1 Shares, the Ireland Company 2 Shares and the Ireland Company 3 Shares.

“Existing Shareholder Business Employee” means each Person who is employed by the Existing Shareholders or any of their Affiliates (excluding any Company Group Member) and whose duties primarily relate to the Business.

“Existing Shareholder Indemnifiable Warranties” means each of the warranties made by the Parent and the Existing Shareholders in paragraphs 1.8 (Organization, Authority and Enforceability), 13 (Material Contracts) (first sentence), 14 (Affiliates) (second sentence), 15

(Compliance with Laws) (fourth sentence), 17 (Litigation and Other Proceedings) (first sentence), 18.3 (Properties and Leases), 21.1(a) (Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements) (first sentence), 21.2(a) (first sentence), 21.2(b), 21.3 (first sentence and last sentence) and 21.4 (first sentence), 22.1 (Employee Benefit Matters), 22.5, and 25 (Operations) of Schedule 1A, the Tax Warranties and the Fundamental Warranties.

 “Export Control Laws” means the applicable Laws or Orders regulating the export, re-export, import, transit, transfer and brokering of any goods, services, software or technology, including the International Traffic in Arms Regulations (22 C.F.R. 120 et seq.), the Export Administration Regulations (15 C.F.R. 730 et seq.), the UK Export Control Act 2002 and the UK Export Control Order 2008, EU Council Regulation (EC) No 428/2009, and all other applicable Laws or Orders relating to export controls and import controls.

“FAA” means the Federal Aviation Administration of the United States of America and any successor governmental authority.

“Final Completion Date Cash” means the Completion Date Cash as finally determined pursuant to clause 2.5.

“Final Target Completion Date Cash” means the Target Completion Date Cash as finally determined pursuant to clause 2.5.

“Final Completion Date Cash Consideration” means the sum of the following: (i) the Base Cash Consideration plus (ii) if the amount of the Final Completion Date Cash is greater than the Final Target Completion Date Cash, the amount of the difference between the Final Completion Date Cash and the Final Target Completion Date Cash, minus (iii) if the amount of the Final Target Completion Date Cash is greater than the Final Completion Date Cash, the amount of the difference between the Final Target Completion Date Cash and the Final Completion Date Cash.

“Financial Reporting Agreement” means the Financial Reporting Agreement in the form set out in Exhibit D.

“Fundamental Warranties” means each of the warranties made by the Parent and the Existing Shareholders to AerCap and the AerCap Entities in paragraphs 1 (Organization, Authority and Enforceability) (other than the warranties in paragraphs 1.8 and 1.9), 2 (Capitalization and Ownership) (other than the warranties in paragraph 2.6) and 3 (Ownership and Transfer of Equity Interests and Transferred Assets) of Schedule 1A (other than the warranties made therein that relate to any Company Group Member that is not one of the Companies or a Material Subsidiary).

“GAAP” means generally accepted accounting principles in the United States of America.

“GE Aviation Entity” means a Retained Group Member that operates within the Parent’s GE Aviation segment.

“Governmental Approvals” means any Consent or other approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority” means any supranational, national, regional, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Inactive Company Employee” means a Company Employee in the United States who is on a leave of absence as of immediately prior to the Effective Time.

“Income Tax” means any Taxes measured by or imposed on net income.

“Indebtedness” means, without duplication, with respect to any Person, all liabilities, obligations and indebtedness for borrowed money of such Person, of any kind or nature, now or hereafter owing, arising, due or payable, howsoever evidenced, created, incurred, acquired or owing, whether primary, secondary, direct, contingent, fixed or otherwise, consisting of indebtedness for borrowed money or the deferred purchase price of property or services, excluding purchases of merchandise and services in the ordinary course of business, but including: (a) all obligations and liabilities of any Person secured by any Encumbrance on such Person’s property, even though such Person shall not have assumed or become liable for the payment thereof (except unperfected Permitted Liens or AerCap Permitted Liens incurred in the ordinary course of business and not in connection with the borrowing of money); (b) all obligations and liabilities of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as finance leases on a balance sheet of such Person in accordance with GAAP, and the amount of such obligations shall be the capitalized amount thereof determined in accordance with GAAP; (c) all obligations and liabilities created or arising under any conditional sale or other title retention agreement with respect to property used or acquired by such Person, even if the rights and remedies of the lessor, seller or lender thereunder are limited to repossession of such property; (d) all obligations and liabilities under guarantees by such Person of Indebtedness of another Person; (e) all obligations and liabilities of such Person in respect of letters of credit, bankers’ acceptances or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (f) all obligations of such Person evidenced by bonds, notes, debentures, or similar instruments; (g) all obligations of such Person with respect to deposits or advances of any kind; (h) obligations under Swap Contracts; (i) all obligations and liabilities of such Person as lessee/borrower under any sale and leaseback transaction or any synthetic lease transaction; and (j) all accrued interest, prepayment penalties or premiums, breakage fees and all other amounts owed in respect of any of the foregoing.  Notwithstanding anything herein to the contrary, “Indebtedness” shall not include (i) intercompany loans, guarantees or advances made among Company Group Members or among AerCap Group Members, (ii) obligations under or arising out of any employee benefit plan, employment contract, retention agreements (including, for the avoidance of doubt, the Retention Bonuses) or other similar arrangement in existence as of the Completion Date, (iii) any leases classified as operating leases on a balance sheet of such Person in accordance with GAAP or (iv) obligations under any severance or termination of employment agreement or plan.  For the avoidance of doubt, “Indebtedness” shall not include statutory liens incurred or advances or deposits or other security granted to any Governmental Authority in connection with a governmental authorization, registration, filing, license, permit or approval of the ordinary course of business.

“Insurance Policies” means all policies of or agreements for insurance and interests in insurance pools and programs held in the name of the Parent or any of its Affiliates (in each case including self-insurance and insurance and reinsurance from Affiliates) and any rights thereunder.

“Intellectual Property” means all U.S. and foreign patents, inventions, Trademarks, trade secrets, copyrights and copyrightable works, and all registrations or applications related thereto, and databases and computer software.

“Intercompany Accounts” means any intercompany accounts, balances, payables, receivables or indebtedness between any Retained Group Member, on the one hand, and any Company Group Member, on the other hand.

 “Interest Rate” means an interest rate per annum equal to the average of the three month LIBOR for US dollars that appears on page LIBOR 01 (or, following the discontinuance thereof, a widely accepted benchmark rate replacement therefor as agreed among by the parties) of the Reuters Telerate Screen as at 11:00 a.m. (London time) on each day during the period for which interest is to be paid.

“Ireland Companies” means Ireland Company 1, Ireland Company 2 and Ireland Company 3.

“Ireland Company 1” means GE Capital Aviation Funding ULC, a private unlimited company incorporated under the laws of Ireland with registration number 393838.

 “Ireland Company 1 Cancellation Amount” means, with respect to each Existing Ireland Company 1 Share, an amount per share equal to that part of the Consideration that is allocable to the New Ireland Company 1 Shares in accordance with clause 16.2 of this Agreement divided by the total number of Existing Ireland Company 1 Shares in issue at Completion.

“Ireland Company 1 Completion Resolutions” means the written shareholder resolutions, in form and substance reasonably acceptable to the Parent and AerCap, to be passed by the Existing Ireland Shareholder 1 and the Ireland Subscriber at Completion pursuant to section 1252 of the Companies Act 2014 of Ireland with regard to the return of capital by the Ireland Company 1 to the Existing Ireland Shareholder 1 and the cancellation of the Existing Ireland Company 1 Shares.

“Ireland Company 1 Subscription Amount” means, with respect to each New Ireland Company 1 Share, an amount per share equal to that part of the Consideration that is allocable to the New Ireland Company 1 Shares in accordance with clause 16.2 of the Agreement divided by the total number of New Ireland Company 1 Shares to be subscribed for by the Ireland Subscriber pursuant to the Ireland Company 1 Subscription Letter.

“Ireland Company 1 Subscription Letter” means a letter, in form and substance reasonably acceptable to the Parent and AerCap, pursuant to which Ireland Subscriber agrees to subscribe for the New Ireland Company 1 Shares at Completion.

“Ireland Company 2” means Celestial Transportation Finance Ireland Limited, a private company limited by shares incorporated under the laws of Ireland with registration number 404100.

“Ireland Company 2 Shares” means 165 ordinary shares of Ireland Company 2, which represent 100% of the issued and outstanding share capital of Ireland Company 2 and which are held by the Existing Ireland Shareholder 2 at the Signing Date.

“Ireland Company 3” means GECAS Trading Ireland Limited, a private company limited by shares incorporated under the laws of Ireland with registration number 601289.

“Ireland Company 3 Shares” means one (1) ordinary share of Ireland Company 3, which represents 100% of the issued and outstanding share capital of Ireland Company 3 and which is held by the Existing Ireland Shareholder 2 at the Signing Date.

 “knowledge of AerCap”, “to AerCap’s knowledge”, “awareness of AerCap” or similar phrases means, with respect to any matter, the actual knowledge of any of the individuals listed in Schedule 4B as of the Signing Date after reasonable inquiry of the officers and employees of the AerCap Group Members who would reasonably be expected to have knowledge of such matter.

“knowledge of the Parent”, “to the Parent’s knowledge”, “awareness of the Parent” or similar phrases means, with respect to any matter, the actual knowledge of any of the individuals listed in Schedule 4A as of the Signing Date after reasonable inquiry of the officers and employees of the Parent and its Subsidiaries and the officers and employees of the Company Group Members who would reasonably be expected to have knowledge of such matter.

“Law” means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any Governmental Authority.

 “Lease” means, with respect to each Aircraft, any lease Contract relating to the leasing of that Aircraft between a Company Group Member as lessor and any Person as Lessee, and, with respect to each Engine, any lease Contract relating to the leasing of that Engine between a Company Group Member as lessor and any Person as Lessee, other than any lease Contract relating to the leasing of an Engine for a period of less than six (6) months.

“Lease Disclosure Date” means February 28, 2021.

“Lease Document” means, with respect to each Aircraft or Engine, the Lease and all other material Contracts (including any assignments, novations, side letters, amendments,

waivers, modifications, assignment of warranties or option agreements) delivered in connection with, or relating to, the Lease of that Aircraft or Engine, as applicable.

“Lenders” means the lenders, arrangers and bookrunners party from time to time to the Debt Financing Commitments or any other commitment letter, engagement letter or Debt Financing Agreements relating to the Debt Financing or any Alternative Financing, as such Person may be replaced pursuant to any amendment, supplement or other modification or replacement or substitution of the Debt Financing Commitments, as permitted in accordance with clause 10.1, or any Alternative Financing obtained pursuant clause 10.1, and shall also include any other Persons (other than AerCap and the AerCap Entities or their respective Affiliates) that have committed or commit to provide or arrange or otherwise entered into Contracts in connection with all or any part of the Debt Financing or other financings in connection with the Transaction and, in each case, their respective Affiliates and their and their respective Affiliates’ respective directors, officers, employees, agents, advisors and other representatives, and their successors and permitted assigns.

“Lessee” means, with respect to each Aircraft or Engine, the lessee of such Aircraft or Engine, as applicable (disregarding any Company Group Member that acts as intermediate lessee of any Aircraft or Engine).

“Lessee Furnished Equipment” means, with respect to each Aircraft, any appliances, parts, accessories, instruments, navigational and communications equipment, furnishings, modules, components and other items of equipment, installed in or furnished with that Aircraft which in accordance with the terms of the Lease Documents are not required to vest in or be transferred to the lessor or owner of such Aircraft.

“Letter of Intent” means a letter of intent, memorandum of understanding or similar writing or instrument that is not a Contract.

“Losses” means all losses, damages, liabilities, obligations and claims of any kind together with all costs and expenses reasonably incurred in respect of the same (including reasonable attorneys’ fees).

“Manufacturer” means, with respect to an aircraft or aircraft engine, the original equipment manufacturer of such aircraft or aircraft engine.

“Manufacturer Agreement” means each Contract with a Manufacturer pursuant to which any Company Group Member agrees to purchase an aircraft or an aircraft engine for consideration in excess of US$10 million.

“Manufacturer Agreement Disclosure Date” means February 28, 2021.

“Marketing Period” means the first period of 10 consecutive Business Days after the Signing Date (a) throughout and at the end of which AerCap and the AerCap Entities shall have the Required Information and (b) throughout and at the end of which the Conditions shall be satisfied (other than those Conditions that by their nature are to be satisfied at the Completion, but subject to the satisfaction or waiver of those conditions at the Completion). Notwithstanding anything in this definition of “Marketing Period” to the contrary, (A) the Marketing Period shall end on the date on which all of the Debt Financing has closed and (B) the Marketing Period shall not commence or be deemed to have commenced if, after the Signing Date and prior to the completion of such 10 consecutive Business Day period: (i) the Business’s independent public accounting firm shall have withdrawn its audit opinion with respect to the Business’s audited combined financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements of the Business for the applicable periods by such independent public accounting firm or any other independent public accounting firm reasonably acceptable to AerCap, (ii) the Parent or any of its Affiliates shall have determined in writing or publicly announced any intention to restate any historical financial statements included in the Required Information or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been delivered to AerCap and the AerCap Entities or the Parent or any such Affiliate has determined in writing (and so notified AerCap and the AerCap Entities) or publicly announced that it has concluded that no restatement shall be required in accordance with GAAP or (iii) any Required Information is not Compliant at any time during such 10 consecutive Business Day period, in which case the Marketing Period shall not be deemed to commence unless and until the receipt by AerCap and the AerCap Entities of Required Information that is Compliant. Notwithstanding anything herein to the contrary, (i) July 2, 2021 shall not count as a Business Day for purposes of calculating the Marketing Period, (ii) if the Marketing Period shall not have been completed on or prior to August 13, 2021, then it shall not commence prior to September 7, 2021, (iii) November 24, 2021 and November 26, 2021 shall not count as Business Days for purposes of calculating the Marketing Period and (iv) if the Marketing Period shall not have been completed on or prior to December 17, 2021, then it shall not commence prior to January 3, 2022.  If at any time on or after the date the Conditions have been satisfied (other than those Conditions that by their nature are to be satisfied at the Completion), the Parent shall in good faith reasonably believe that it has provided the Required Information and the Required Information is Compliant, it may deliver to AerCap and the AerCap Entities a written notice to that effect (stating when it believes the Required Information was delivered), in which case the Parent shall be deemed to have delivered the Required Information that is Compliant to AerCap and the AerCap Entities on the date of delivery of such notice unless AerCap in good faith reasonably believes that the Parent has not completed delivery of the Required Information or the Required Information is not Compliant and, within three (3) Business Days after its receipt of such notice from the Parent, AerCap delivers a written notice to the Parent to that effect (stating with reasonable specificity which Required Information AerCap reasonably believes the Parent has not delivered or the reason for which AerCap reasonably believes the Required Information is not Compliant); provided that it is understood that (i) delivery of such written notice from AerCap to the Parent will not prejudice the Parent’s right to assert that the Required Information has in fact been delivered and is Compliant and (ii) whether or not AerCap or Parent delivers any such written notice, the Marketing Period shall be deemed to commence and be completed as and when provided in this definition.

 “Material Adverse Effect” means a material adverse effect on the business, assets, results of operation or financial condition of the Company Group or the Business, taken as a whole, except any such effect to the extent arising or resulting from: (A) changes after the Signing Date in general business, economic, political or market conditions (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes) in the United States, Ireland, the Netherlands or other securities or credit markets; (B) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case after the Signing Date generally affecting the industries or jurisdictions in which the Company Group or the Business operates; (C) changes after the Signing Date in GAAP, or authoritative interpretations thereof; (D) changes after the Signing Date in securities, aviation and other Laws of general applicability or related authoritative or binding policies or interpretations of Governmental Authorities; (E) any pandemic (including the SARS-CoV-2 virus and COVID-19 disease), epidemic, plague, or other outbreak of illness or public health event, quarantine, hurricane, flood, tornado, earthquake or other natural disaster or act of God or changes resulting from weather conditions; (F) incidents with respect to the Boeing 737 MAX (including any grounding of the Boeing 737 MAX by the FAA or other Governmental Authorities) that have occurred on or prior to the Signing Date or the consequences of such events; (G) actions required to be taken under the Transaction Documents or taken with AerCap’s prior written consent after the Signing Date (other than with respect to paragraph 4 of Schedule 1A); (H) the identity of, or the effects of any facts or circumstances relating to, AerCap, the AerCap Entities or any of their Affiliates, the effects of any action (including in relation to obtaining any Governmental Approvals) taken or required to be taken by AerCap, the AerCap Entities or any of their Affiliates or Representatives with respect to the transactions contemplated by this Agreement or the effects of the negotiation, execution, public announcement, disclosure or completion of such transactions (and in each case, including the attrition or departure of any employees, independent contractors, consultants or agents of any Company Group Member or the Business) (other than with respect to paragraph 4 of Schedule 1A); or (I) any matter set forth in the Disclosure Letter which is an exception to a Warranty to the extent that the relevance of such items is readily apparent from the content and context of such disclosure (other than with respect of paragraph 6.1 of Schedule 1A) or (J) any failure by any Company Group Member or the Business to achieve any earnings or other financial projections or forecasts, provided that any event, change, occurrence or development or state of facts that may have caused or contributed to such failure shall not be excluded under this subclause (J); provided that in the case of each of subclauses (A) through (F), such changes or occurrences have not had and would not reasonably be expected to have a materially disproportionate adverse effect on the Company Group or the Business, taken as a whole, relative to other comparable participants in the aircraft leasing industry.

“Material Contract” means any Contract, individually or together with related Contracts, to which any Company Group Member is a party (other than leases for real property, aircraft and engine leases and other agreements related thereto (including any Lease Documents), Aircraft Trading Agreements and Contracts with Manufacturers pursuant to which any Company Group Member agrees to purchase an aircraft or aircraft engine, including Manufacturer Agreements) which (i) calls for the payment by or on behalf of any Company Group Member or the Business in excess of US$100 million per annum, or the delivery by any Company Group Member or the Business of goods or services (or license of rights) with a fair market value in excess of US$100 million per annum, during the remaining term thereof, (ii) provides for any Company Group Member or the Business to receive any payments in excess of, or any rights or property with a fair market value in excess of, US$100 million during the remaining term thereof, (iii) contains covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates or the Business to engage in any line of business in any geographical area or otherwise purporting to restrict their ability to lease aircraft or to market or sell products or services (other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty), (iv) relates to the acquisition or disposition by any Company Group Member or the

Business within the last three (3) years of any business (whether by merger, sale of stock, sale of assets or otherwise) for aggregate consideration in excess of, US100 million and which contains material ongoing obligations of any Company Group Member or the Business, (v) provides for a material partnership, joint venture or other similar agreement or arrangement, (vi) contains the terms of or evidences the Indebtedness covered by paragraph 10 of Schedule 1A, or required to be disclosed in paragraph 10 of Schedule 1A of the Disclosure Letter, (vii) would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than a Benefit Plan or a Company Benefit Plan), (viii) is a material Related Party Contract (other than Related Party Contracts entered into on an arm’s-length basis for the provision of products or services related to (A) the maintenance, repair and overhaul of aircraft engines and (B) customary aircraft engine warranties and product support), or (ix) contains any provisions regarding a “change of control” or similar event with respect to any Company Group Member or contains any provisions regarding the merger or consolidation of any Company Group Member, and, for the purposes of this clause (ix), in each case, which provision would be triggered by the transactions contemplated by this Agreement and (a) if triggered (without obtaining a waiver or consent with respect to the transactions contemplated by this Agreement) would result in damages or additional expenses for the Company Group or the Business in excess of US$25 million or (b) require payments by the Company Group or the Business in excess of US$25 million in a year.

“Material Jurisdictions” means the jurisdictions set out in Schedule 1.1(e) of the Disclosure Letter.

“Material Subsidiary” means any Company Subsidiary set forth on Schedule 1.1(f) of the Disclosure Letter.

“Minority Interest Entities” means the Persons that issued the Minority Interests.

“Minority Interests” means the equity interests set forth in Schedule 1.1(g) of the Disclosure Letter.

“New Ireland Company 1 Note” means one or more debt instruments of Ireland Company 1 or its Subsidiaries, in form and on terms reasonably satisfactory to AerCap and the Parent, with an aggregate face amount equal to the aggregate balance of the Specified Ireland Company 1 Intercompany Accounts on the Completion Date.

“New Ireland Company 2 Note” means a debt instrument of Ireland Company 2, in form and on terms reasonably satisfactory to AerCap and the Parent, with an aggregate face amount equal to the aggregate balance of the Specified Ireland Company 2 Intercompany Account on the Completion Date.

“New Ireland Company 3 Note” means a debt instrument of Ireland Company 3, in form and on terms reasonably satisfactory to AerCap and the Parent, with an aggregate face amount equal to the aggregate balance of the Specified Ireland Company 3 Intercompany Account on the Completion Date.

“New Ireland Company Notes” means the New Ireland Company 1 Note, the New Ireland Company 2 Note and the New Ireland Company 3 Note.

“New Ireland Company 1 Shares” means the new A ordinary shares of US$1.00 each in the capital of Ireland Company 1 to be subscribed for in cash by the Ireland Subscriber at Completion.

“New Technology Aircraft” means any Aircraft of the following model types: Airbus A320neo family aircraft, Boeing 737 Max, Boeing 787, Airbus A350 and Airbus A220).

“Noteholder Agreement” means a Noteholder Agreement in the form set out in Exhibit C.

“Notional Interest Rate” means (i) during the period from October 1, 2020 through September 30, 2021, 1.75% per annum and (ii) from and after October 1, 2021, 3.50% per annum.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Owner Trustee” means an owner trustee that is either (i) a U.S. Citizen and that is Wilmington Trust, Wells Fargo, Bank of Utah, U.S. Bank, Bank of New York Mellon or Deutsche Bank (a “US Owner Trustee”) or (ii) an Irish trustee and that is Wilmington Trust (an “Irish Owner Trustee”) or, in either case, another person reasonably acceptable to the Existing Shareholders after consultation with the AerCap Entities.

“Ownership Percentage” means, as of any date of determination, (a)(i) 111,500,000 AerCap Ordinary Shares less (ii) the total number of AerCap Ordinary Shares sold by the Parent, the Existing Shareholders and each of their respective Subsidiaries (other than sales to the Parent, the Existing Shareholders or any of their respective Subsidiaries) from the Signing Date through the date of determination divided by (b) the total number of issued and outstanding AerCap Ordinary Shares as of the date of determination; provided that, in the case of clauses (a)(i) and (a)(ii), the number of AerCap Ordinary Shares shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into AerCap Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to AerCap Ordinary Shares with a record date occurring on or after the Signing Date and prior to the date of determination.

“Parent Benefit Plan” means each Benefit Plan that is or has been entered into, maintained, administered or contributed to, or with respect to which there are obligations to contribute to, by the Retained Group Members.

“Parent Group” means the Parent, the Existing Shareholders, each Subsidiary of the Parent, and each Company Group Member.

“Parent Group Member” means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Parent Group.

“Parent Settlement Agreement” means the letter agreement dated as of March 6, 2021 among Parent, U.S. Company and Ireland Company 1 relating to the settlement and release of certain Claims between the Business and any GE Aviation Entity.

 “Permits” means all permits, licenses, consents, franchises, approvals, authorizations, registrations, notifications, filings and similar rights or instruments obtained from or made to a Governmental Authority, including marketing authorizations, manufacturing authorizations, import authorizations, wholesale distribution authorizations and parallel import authorizations (including any specifications forming part of any of the foregoing).

“Permitted Liens” and “Permitted Lien” mean: (a) liens for Taxes that are not yet due or payable or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the Financial Statements to the extent required under GAAP; (b) statutory liens of landlords and liens of carriers, warehousemen, mechanics, material men, repairmen and other liens imposed by Law for amounts not yet due or that are being contested in good faith by appropriate proceedings and with respect to which reserves have been made on the Financial Statements to the extent required under GAAP; (c) liens incurred or deposits made to a Governmental Authority in the ordinary course of business or as required by applicable Laws in connection with a governmental authorization, registration, filing, license, permit or approval; (d) liens incurred or deposits made in the ordinary course of the business of any Company Group Member or the Business in connection with workers’ compensation, unemployment insurance or other types of social security; (e) defects of title, easements, rights of way, covenants, restrictions and other similar charges or encumbrances not materially interfering with the ordinary conduct of business or which are shown by a current title report or other similar report or listing previously provided or made available to AerCap; (f) liens incurred in the ordinary course of the business of any Company Group Member or the Business that do not secure Indebtedness of any Company Group Member or the Business and that are not individually or in the aggregate material to the relevant asset or property, respectively; (g) all licenses, settlements and covenants not to assert entered into in the ordinary course of the business of any Company Group Member or the Business; (h) zoning, building and other generally applicable land use restrictions; (i) liens that have been placed by a third party on the fee (or any superior leasehold) title of the real property constituting the leased real property or real property over which any Company Group Member or the Business has easement rights; (j) leases or similar agreements affecting the real property owned by any Company Group Member or the Business that do not materially interfere with the use of such real property; (k) liens or other restrictions on transfer imposed by applicable Laws; (l) liens granted on securities held for cash management purposes under repurchase and reverse repurchase agreements and liens granted under derivatives entered into in the ordinary course of the business of any Company Group Member or the Business; (m) clearing and settlement liens on securities and other investment properties incurred in the ordinary course of clearing and settlement transactions in such securities and other investment properties and the holding of legal title or other interests in securities or other investment properties by custodians or depositories in the ordinary course of the business of any Company Group Member or the Business; (n) agreements with any Governmental Authorities or any public utilities or private suppliers of services, including subdivision agreements, development agreements and site control agreements in the ordinary course of business or as required by applicable Law (provided that such agreements do not materially interfere with the ordinary conduct of business of any Company Group Member or the Business); (o) rights of any Owner Trustee with respect to any Aircraft owned by it; and (p) with respect to any aircraft, airframe, aircraft engine or aircraft part: (i) the rights conferred by the Lease Documents and Aircraft Trading Agreements; (ii) any “Permitted Liens” (or any other phrase with substantially similar meaning) under the terms of the relevant Lease Documents or analogous Encumbrances created by a Company Group Member or the Business following repossession of any aircraft or aircraft engine; (iii) Encumbrances for which the applicable Lessee (other than a Company Group Member or the Business) is responsible or for which the applicable Lessee is to indemnify the lessor under the terms of the applicable Lease Documents; (iv) in respect of an Economic Interest Aircraft, any Encumbrance created pursuant to a related Economic Interest Aircraft Transfer Agreement or Economic Interest Aircraft Escrow Agreement; (v) Encumbrances which do not materially detract from the value of such Aircraft or any Company Group Member or the Business’s interest in such Aircraft, or materially interfere with the use of such Aircraft in substantially the manner used before the Signing Date; (vi) Encumbrances created by, or resulting from the actions or omissions of, Lessees or third parties during the term of a Lease Document or thereafter but prior to repossession of the relevant Aircraft by a Company Group Member or the Business; or (vii) Encumbrances securing an obligation incurred by any Lessee.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Pre-Completion Company Employee” means (i), from the Signing Date until the Completion Date, each Person who is a current or former employee of any Company Group Member and (ii), as of and following the Completion Date, each Person who is a former employee of any Company Group Member.

“Pre-Completion Covenants” means the covenants contained in this Agreement that by their terms are expected to be complied with prior to Completion.

“Pre-Completion Tax Period” means any Tax period ending on or before the Completion Date.

“Pre-RBS Tax Period” means any Tax period (or portion thereof) ending on or before the Reference Balance Sheet Date.

“Proposed Final Completion Date Cash” means the Parent’s good faith determination of Completion Date Cash, as delivered in the Proposed Final Completion Statement.

“Proposed Final Completion Date Cash Consideration” means the sum of the following: (i) the Base Cash Consideration plus (ii) if the amount of the Proposed Final Completion Date Cash is greater than the Proposed Final Target Completion Date Cash, the amount of the difference between the Proposed Final Completion Date Cash and the Proposed Final Target Completion Date Cash, minus (iii) if the amount of the Proposed Final Target Completion Date Cash is greater than the Proposed Final Completion Date Cash, the amount of the difference between the Proposed Final Target Completion Date Cash and the Proposed Final Completion Date Cash.

“Proposed Final Target Completion Date Cash” means the Parent’s good faith determination of Target Completion Date Cash, as delivered in the Proposed Final Completion Statement.

“Reference Balance Sheet Date” means 11:59 p.m. Eastern time on September 30, 2020.

“Registration Rights Agreement” means a Registration Rights Agreement in the form set out in Exhibit B.

“Related Party Contract” means any Contract between or among any Company Group Member, on the one hand, and any Retained Group Member, on the other hand.

“Reorganization” means the reorganization of the corporate post-Completion structure and assets (including which entities hold which assets) of the Company Group and the AerCap Group which reorganization achieves AerCap’s Tax and financing goals and is otherwise reasonably acceptable to AerCap and Parent.

“Representative” of a Person means such Person’s Affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s Affiliates.

“Required Information” means (a) audited statements of earnings of the Business for the years ended December 31, 2018 and December 31, 2019, the audited statements of financial position of the Business as of December 31, 2018 and December 31, 2019 and the audited statements of cash flows of the Business for the years ended December 31, 2018 and December 31, 2019 and such financial statements as of and for any subsequent fiscal year ended at least 90 days before the Completion Date and (b) unaudited statements of financial position of the Business and the related unaudited statements of earnings and cash flows of the Business as of and for the nine (9) months ended September 30, 2019 and September 30, 2020 and such financial statements as of and for any subsequent quarterly interim period or periods (other than the fourth fiscal quarter) ended after the date of the Business’ most recent audited financial statements (and the corresponding periods of the prior fiscal year) and at least 45 days before the Completion Date, in all cases, prepared in accordance with GAAP.

“Residual Value Guarantee Agreement” means any Contract to which any Company Group Member is a party that provides for a residual value guarantee, asset value guarantee or similar arrangement.

“Retained Group” means, with the exception of the Company Group Members, the Parent and each Subsidiary of the Parent from time to time.

“Retained Group Business” means the business and operations conducted by the Retained Group other than the Business.

“Retained Group Member” means any corporation, partnership, joint venture, limited liability company, unincorporated association, trust or other entity within the Retained Group.

“Retained Group Member Guarantees” means, collectively, all letters of credit, guarantees, surety bonds, performance bonds and other financial assurance obligations issued or entered into by or on behalf of (or for the account of) a Retained Group Member in respect of obligations of a Company Group Member or the Business.

“Retention Bonus” has the meaning set forth in Schedule 8.1 of the Disclosure Letter.

“Sanctions Authority” means (a) the United States, (b) the United Nations Security Council, (c) the European Union or any member state thereof, (d) the United Kingdom or (e) the respective governmental institutions of any of the foregoing, including OFAC, the U.S. Department of Commerce, the U.S. Department of State, any other agency of the U.S. government, and Her Majesty’s Treasury.

“SEC” means the U.S. Securities and Exchange Commission.

“Section 721” means Section 721 of the Defense Production Act of 1950, as amended and codified at 50 U.S.C. Section 4565.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder.

“Senior Employee” means every employee of the Company Group with an annual base salary rate, in excess of US$400,000 per annum (or its equivalent in local currency at exchange rates prevailing at the Signing Date), and every director of a Company Group Member who is also an employee.

“Separate Taxes” means any Income Taxes of any Company Group Member other than Income Taxes with respect to any consolidated, combined, affiliated, controlled or unitary Tax Return that includes a Retained Group Member and where such Retained Group Member is liable (jointly or severally) for such Taxes.

“SES” means Shannon Engine Support Limited, a private company limited by shares incorporated under the laws of Ireland with registration number 130807.

“SES Tracking Stock” means the shares of tracking stock issued by EIH and held by the U.S. Company.

“Shareholders’ Agreement” means a Shareholders’ Agreement in the form set out in Exhibit A.

“Signing Date” means the date of this Agreement.

“Specified Aircraft Assets” means all of the aircraft, engines and leases of aircraft or aircraft engines of the Business as reflected in the Unaudited Balance Sheet (or that would be reflected in a balance sheet created in accordance with the Transaction Accounting Principles) as of the Completion Date.

“Specified Ireland Company Intercompany Accounts” means the Specified Ireland Company 1 Intercompany Accounts, the Specified Ireland Company 2 Intercompany Account and the Specified Ireland Company 3 Intercompany Account.

“Specified Ireland Company 1 Intercompany Accounts” means the Intercompany Accounts set forth on Schedule 2.1(c) of the Disclosure Letter, other than the Specified Ireland Company 2 Intercompany Account and the Specified Ireland Company 3 Intercompany Account.

“Specified Ireland Company 2 Intercompany Account” means the Intercompany Account set forth on Schedule 2.1(c) of the Disclosure Letter between Ireland Company 2 and GE Financial Holdings Unlimited Company.

“Specified Ireland Company 3 Intercompany Account” means the Intercompany Account set forth on Schedule 2.1(c) of the Disclosure Letter between Ireland Company 3 and GE Financial Holdings Unlimited Company.

“Specified Warranties” means the warranties made by the Parent and the Existing Shareholders in paragraph 13 (Material Contracts) (first sentence), 17 (Litigation and Other Proceedings) (first sentence) and 22.1 (Employee Benefit Matters) of Schedule 1A and the warranties made by AerCap and the AerCap Entities in paragraphs 12 (Material Contracts) (first sentence), 15 (Reports) (with respect to the AerCap Form 20-F), 16 (Litigation and Other Proceedings) (first sentence) and 21.1 (Employee Benefit Matters) of Schedule 1B.

“Straddle Period” means any Tax period that begins on or before the Completion Date and ends after the Completion Date.

“Straddle RBS Period” means any Tax period that begins on or before September 30, 2020 and ends after September 30, 2020.

“Subsidiary” in respect of a Person, means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person, directly or indirectly: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for GAAP purposes; or (z) has the right to appoint or elect a majority of the board of directors or Persons performing similar functions.

“Superior Proposal” shall mean any Acquisition Proposal that the Board of Directors of AerCap has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) is more favorable to AerCap and its business taking into account its stakeholders than the Transaction, taking into account all of the terms and conditions of such Acquisition Proposal (including the financing, likelihood and timing of consummation thereof) and this Agreement.

“Swap Contracts” means (a) any and all rate swap transactions, basis swaps, credit derivative transactions, forward rate transactions, commodity swaps, commodity options, forward commodity contracts, equity or equity index swaps or options, bond or bond price or bond index swaps or options or forward bond or forward bond price or forward bond index transactions, interest rate options, forward foreign exchange transactions, cap transactions, floor transactions, collar transactions, currency swap transactions, cross-currency rate swap transactions, currency options, emission rights, spot contracts, or any other similar transactions or any combination of any of the foregoing (including any options to enter into any of the foregoing), whether or not any such transaction is governed by or subject to any master agreement and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc., any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules, a “Master Agreement”), including any such obligations or liabilities under any Master Agreement; provided that “Swap Contracts” shall not include (i) any right, option, warrant or other award made under an employee benefit plan, employment contract or other similar arrangement, (ii) any right, warrant or option or other convertible or exchangeable security or other instrument issued by the Parent or any Subsidiary or Affiliate of the Parent or any Subsidiary for capital raising purposes or (iii) any right, warrant or option or other convertible or exchangeable security or other instrument issued by AerCap or any Subsidiary or Affiliate of AerCap or any Subsidiary for capital raising purposes.

“Target Completion Date Cash” means the sum of (i) $104,209,001 plus or minus (ii) the net operating, investing and financing cash flows for the Business between the Reference Balance Sheet Date and the Completion Date, adjusted as necessary in accordance with the Transaction Accounting Principles.

“Tax Authority” means any government, state or municipality or any regional, provincial, state, federal or other fiscal, revenue, customs and excise authority, body, official or other Governmental Authority having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Returns” means all returns and reports (including notices, accounts, computations, statements, assessments, registrations, elections, declarations, estimates, claims for refund and information and land transaction returns), including any schedule or attachment thereto, required to be supplied to a Tax Authority relating to Taxes.

“Tax Warranties” means the warranties made by the Parent and the Existing Shareholders in paragraph 24.1 and paragraph 24.2 (The Accounts and Tax) of Schedule 1A.

“Trademarks” means trademarks, service marks, trade names, corporate or business names, tag-lines, service names, service marks, domain names, trade dress, monograms, slogans, logos, brand names and other source identifiers of same, including all goodwill associated therewith, and all common law rights, and registrations and applications for registration thereof, all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing.

“Transaction Accounting Principles” means the accounting principles, policies and procedures used in preparing the Audited Financial Statements, subject to the adjustments set forth on Exhibit F.

“Transaction Documents” means, collectively, this Agreement, the Disclosure Letter, the AerCap Disclosure Letter, the instruments of transfer of the U.S. Company Membership Interests, the Ireland Company 1 Subscription Letter, the instruments of transfer of the Transferred Assets, the Debt Financing Agreements, the AerCap Notes and any related guarantees  (if any), the indenture or indentures governing the AerCap Notes (if any), the Shareholders’ Agreement, the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Financial Reporting Agreement, the Transition Services Agreement, the Transitional Trademark License Agreement, the letter agreement entered into by the parties hereto on the date hereof and the officers’ certificates referred to in Schedule 3.

“Transferred Asset Companies” means Mubadala Infrastructure Partnership, Mubadala Infrastructure Partners LP and MIP C.I.P. L.P.

“Transition Services Agreement” means a Transition Services Agreement in the form set out in Exhibit E.

“Transitional Trademark License Agreement” means a Transitional Trademark License Agreement in the form set out in Exhibit G.

“Treasury Regulations” means the regulations prescribed under the U.S. Tax Code.

“TUPE” means the European Communities (Protection of Employees on Transfer of Undertakings) Regulations 2003 of Ireland and the Transfer of Undertakings (Protection of Employment) Regulations 2006 of the United Kingdom, each as amended, and applicable rules and regulations thereunder.

“U.S. Citizen” means a Person who is a citizen of the United States as defined in Section 40102(a)(15) of Title 49 of the U.S. Code.

“U.S. Company” means GE Capital Aviation Services LLC, a Delaware limited liability company.

“U.S. Company Membership Interests” means 1,000 membership interests of U.S. Company, which represent 100% of the issued and outstanding equity interests of U.S. Company and which are held by the Existing U.S. Shareholder at the Signing Date.

“U.S. Tax Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Warranties” means the warranties of the Parent and the Existing Shareholders set out in Schedule 1A and any other representations and warranties of the Parent and the Existing Shareholders contained herein.

Term	Clause
AerCap	Recitals
AerCap Board Recommendation	Recitals
AerCap Competing Proposal	11.11
AerCap General Meeting	9.1
AerCap Financial Statements	Schedule 1B5

Term	Clause
AerCap Notes	Recitals
AerCap Permits	Schedule 1B14
AerCap Reports	Schedule 1B15
AerCap Triggered Facilities	8.5
Adverse Recommendation Change Termination Fee	7.9
Agreement	Preamble
Alternative Acquisition Fee	7.10
Alternative Financing	10.1
Announcement	21.1
Audited Financial Statements	Schedule 1A5.1
Basket Amount	7.1
Benefits Continuation Period	11.8
Cash Consideration	2.3
Competing Transaction	11.3
Completion	5.1
Completion Date	5.2
Completion Failure Termination Fee	7.8
Confidentiality Agreement	17.1
Consideration	2.3
Conversion Rate	31.3(a)
Debt Financing	Schedule 1B24
Debt Financing Agreements	10.1
Debt Financing Commitments	Schedule 1B24
Dispositions	Schedule 2A11
Dispute Notice	2.5(c)
Environmental Laws	Schedule 1A23.1(a)
Estimated Completion Date Cash Consideration	2.4
Estimated Completion Statement	2.4
Excluded Action	4.1
Facilities Amendments	8.3
Financial Statements	Schedule 1A5.1
Hazardous Materials	Schedule 1A23.1(a)
Indemnified Party	7.3
Indemnifying Party	7.3
Indemnitees	7.2(b)
Independent Accountant	16.2
Independent Accounting Firm	2.5(d)
Initial Long-Stop Date	7.5(b)
IRS	Schedule 1A22.3(d)
Legal Restraint	3.1(j)
legislation	1.6
Long-Stop Date	7.5(b)
Master Agreement	1.1
Parent	Recitals
Parent Names and Marks	18.1

Term	Clause
Permits	Schedule 1A15
Personal Information	Schedule 1A26
Potential Contributor	7.2(d)
Proposed Final Completion Statement	2.5
Proprietary Rights	Schedule 1A20
AerCap	Recitals
AerCap Indemnitees	7.2
AerCap Related Parties	7.13
Relevant Date	31.3(b)
Reports	Schedule 1A16.1
Resolution Period	2.5(c)
Review Period	2.5(b)
Section 338 Allocation Schedule	16.2
Section 338 Elections	16.1
Retained Group Member Guarantee Release	8.7
Parent Group Indemnitees	7.2(b)
Existing Shareholders	Recitals
Stock Consideration	2.3
Tax	Schedule 1A24.1
Tax Claim	16.6
Taxes	Schedule 1A24.1
Third Party Claim	7.3(a)
Transaction	Recitals
Transaction Dispute	32.1
Transfer Taxes	16.8
Transferred Assets	2.1
Triggered Facilities	8.3
Existing U.S. Shareholder	Recitals
Unaudited Balance Sheet	Schedule 1A5.1(a)
Unaudited Financial Statements	Schedule 1A5.1(a)

1.2          The headings in this Agreement do not affect its interpretation.

1.3          The schedules form part of this Agreement.

1.4          References to “US$” or “U.S. dollars” are to U.S. dollars.

1.5          Any reference to a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established.

1.6          Any reference to a statute, statutory provision or subordinate legislation (“legislation”) includes references to:

(a)          that legislation as re-enacted or amended by or under any other legislation before or after the Signing Date;

(b)          any legislation which that legislation re-enacts (with or without modification); and

(c)          any subordinate legislation made under that legislation before or after the Signing Date, as re-enacted or amended as described in(a), or under any legislation referred to in (b).

1.7          Any reference to writing shall include any mode of reproducing words in a legible and non-transitory form.

1.8          All computations of interest with respect to any payment due to a Person under this Agreement shall be based on the Interest Rate on the basis of a year of 365 days, in each case for the actual number of days (including the first day but excluding the last day) occurring in the period for which such interest is payable.  Whenever any payment under this Agreement will be due on a day other than a Business Day, such payment will be made on the next succeeding Business Day, and such extension of time will be included in the computation of payment of interest.

1.9          References to one gender include all genders and references to the singular include the plural and vice versa.

1.10          For the purposes of this Agreement, the Parent shall be deemed not to be Controlled by any Person.

1.11          References to “ordinary course” or words of similar meaning when used in this Agreement shall mean with respect to any Person “the ordinary course of business of such Person, consistent with past practice, subject to such reasonable and prudent changes by such Person and/or its Affiliates as are reasonably necessary in light of the then current operating conditions and developments with respect to such Person and/or its Affiliates, to the extent such operating conditions and developments did not exist prior to the Signing Date, but excluding from the foregoing new operating conditions or developments materially related to the transactions contemplated by this Agreement or the announcement or existence of this Agreement” unless expressly stated otherwise in this Agreement.

1.12          References to “includes” or “including” or words of similar meaning when used in this Agreement shall mean “including without limitation” unless specified otherwise.  References to “the transactions contemplated by this Agreement” or words of similar meaning shall mean the Transaction, the entry into and performance under the Transaction Documents, the consummation of the Debt Financing, the transactions contemplated under clause 9.1 and all other transactions contemplated by any provision of this Agreement.  For the avoidance of doubt, the consummation of the Debt Financing shall in no event be a condition to the Completion.

1.13          Any reference to “aircraft” includes fixed-wing aircraft and rotary-wing aircraft unless expressly stated otherwise in this Agreement.

1.14          Where any information, document or material is described as “delivered”, “provided” or “made available” prior to the Signing Date (x) to AerCap and/or the AerCap Entities, it shall mean that such information, document or material has been posted to the “Project Jameson” dataroom or the “Project Jameson continued” data room hosted by IntraLinks by or on behalf of Existing Shareholders on or prior to 5:00 p.m. New York City time on the Signing Date or (y) to the Parent and/or the Existing Shareholders, it shall mean that such information, document or material has been posted to the “Project Pilgrim” dataroom or the “Project Pilgrim 2” dataroom hosted by IntraLinks by or on behalf of AerCap on or prior to 5:00 p.m. New York City time on the Signing Date.

2.          Subscription of the New Ireland Company Shares, Subscription of the New Ireland Company Notes and Sale and Purchase of the U.S. Company Membership Interests, the Ireland Company 2 Shares, the Ireland Company 3 Shares and the Transferred Assets

2.1          On the terms of this Agreement and subject to the Conditions, at the Completion (a) (i) Parent shall cause the Ireland Companies and/or one or more of the Subsidiaries of the Ireland Companies to issue, and the Ireland Subscriber shall subscribe for, the New Ireland Company Notes and (ii) Parent shall cause the Ireland Companies (or such Subsidiaries) to repay the Specified Ireland Company Intercompany Accounts with the proceeds of the issuance of the New Ireland Company Notes; (b) immediately after the transactions described in clause 2.1(a)(ii), (i) the Existing U.S. Shareholder shall sell, and the U.S. Purchaser shall purchase, the U.S. Company Membership Interests, (ii) the Ireland Subscriber shall subscribe for the New Ireland Company 1 Shares and the Existing Ireland Company 1 Shares shall be canceled in accordance with and in the sequence set forth in paragraph 1 of Schedule 3, (iii) the Existing Ireland Shareholder 2 shall sell, and the Ireland Subscriber shall purchase, the Ireland Company 2 Shares and the Ireland Company 3 Shares, in each case of clauses (i), (ii) and (iii), free and clear of all Encumbrances (other than restrictions on transfer under applicable securities Laws) and with all rights attached or accruing to such Equity Interests, and (c) the Parent shall, or shall cause one or more of its Affiliates to, sell to AerCap or one of its Affiliates (as designated by AerCap), and such Person shall purchase, the assets of the Parent or such Affiliates set forth on Schedule 2.1 of the Disclosure Letter (such assets, the “Transferred Assets”) free and clear of all Encumbrances (other than (x) in the case of Transferred Assets consisting of equity interests in the Transferred Asset Companies, restrictions on transfer under applicable securities Laws and (y) in the case of all other Transferred Assets,  Permitted Liens). Notwithstanding anything to the contrary contained in this Agreement or any other Transaction Document, no AerCap Group Member (including, after consummation of the Transaction, any Company Group Member) shall assume or be obligated to pay, perform or otherwise discharge any Excluded Liability.

2.2          (i) Each of the Parent and the Existing Ireland Shareholder 1 represent to AerCap and the Ireland Subscriber that the Existing Ireland Shareholder 1 and the Ireland Company 1 have the full right to enter into and effect the transactions described in clause 2.1, (ii) each of the Parent and the Existing Ireland Shareholder 2 represent to AerCap and the Ireland Subscriber that the Existing Ireland Shareholder 2 has the right to transfer legal and beneficial title to the Ireland Company 2 Shares and the

Ireland Company 3 Shares and (iii) each of the Parent and the Existing U.S. Shareholder represent to AerCap and the U.S. Purchaser that the Existing U.S. Shareholder has the right to transfer legal and beneficial title to the U.S. Company Membership Interests. The AerCap Entities and AerCap each represent to the Existing Shareholders and the Parent that AerCap, subject to the Required AerCap Shareholder Approval being obtained, has the right to issue the Stock Consideration to the Existing U.S. Shareholder (and, if necessary, to the Existing Ireland Shareholder 2, the sellers of the Transferred Assets and Ireland Company 1).

2.3          The aggregate amount payable by the AerCap Entities for (a) the sale of the U.S. Company Membership Interests, the Ireland Company 2 Shares and the Ireland Company 3 Shares, (b) the subscription for the New Ireland Company 1 Shares, (c) the subscription for the New Ireland Company Notes and (d) the sale of the Transferred Assets shall be (x) 111,500,000 AerCap Ordinary Shares (the “Stock Consideration”), (y) an amount in cash equal to the Base Cash Consideration, as adjusted pursuant to clauses 2.4 and 2.5 (as so adjusted, the “Cash Consideration”), and (z) the AerCap Notes in the aggregate principal amount of up to one billion U.S. dollars (US$1,000,000,000) on and subject to the terms set forth in clause 2.7 (provided that, if AerCap elects to pay cash in lieu of all or any portion of the AerCap Notes,  any difference between one billion U.S. dollars and the aggregate principal amount of AerCap Notes issued will be paid in cash) (the AerCap Notes (and any cash paid in lieu of all or any portion thereof), together with the Cash Consideration and the Stock Consideration, the “Consideration”).

2.4          No fewer than five (5) Business Days before the Completion Date, the Parent shall prepare and deliver to AerCap a statement (the “Estimated Completion Statement”) setting forth (a) the Estimated Target Completion Date Cash, (b) the Estimated Completion Date Cash, (c) calculated on the basis of the foregoing, the amount of cash consideration to be paid by the AerCap Entities to the Existing Shareholders at the Completion (the “Estimated Completion Date Cash Consideration”), which shall be equal to the sum of the following: (i) the Base Cash Consideration plus (ii) if the amount of the Estimated Completion Date Cash is greater than the Estimated Target Completion Date Cash, the amount of the difference between the Estimated Completion Date Cash and the Estimated Target Completion Date Cash, minus (iii) if the amount of the Estimated Target Completion Date Cash is greater than the Estimated Completion Date Cash, the amount of the difference between the Estimated Target Completion Date Cash and the Estimated Completion Date Cash, (d) the anticipated balance as of the Completion Date of the Specified Ireland Company Intercompany Accounts and (e) the bank account or accounts to which the AerCap Entities shall pay the Estimated Completion Date Cash Consideration.  The Estimated Completion Statement shall be prepared and determined from (i) the Books and Records of the Business and in accordance with the Transaction Accounting Principles and (ii) after taking into account any previous discussions between the Parent, AerCap and their respective Affiliates and Representatives, in connection with the Quarterly Cash Flow Statements (including any previous resolutions between the Parent and AerCap in respect of any amounts set forth in any Quarterly Cash Flow Statement).

2.5          (a) Within sixty (60) days after the Completion Date, the Parent shall provide to AerCap (a) a written statement setting forth (i) the Proposed Final Target Completion Date Cash, (ii) the Proposed Final Completion Date Cash and (iii) calculated on the basis of the foregoing, the Proposed Final Completion Date Cash Consideration, in each case describing in reasonable detail any proposed changes by the Parent to the Estimated Completion Statement that it previously delivered, together with reasonable supporting documentation, or (b) a written statement that Parent proposes no changes to the Estimated Completion Statement that it previously delivered, as applicable (the “Proposed Final Completion Statement”).

(b)          AerCap shall have ninety (90) days (the “Review Period”) after the Parent’s delivery of the Proposed Final Completion Statement to review the same.  During the Review Period, AerCap and its Representatives shall be permitted to review such of the Books and Records of the Parent and its Affiliates as are reasonably necessary for AerCap’s review of the Proposed Final Completion Statement, and the Parent shall reasonably promptly make available the individuals in its and its Subsidiaries’ employ as well as Representatives of its independent accountants responsible for and knowledgeable about the information used in, and the preparation of, the Proposed Final Completion Statement, to respond to the reasonable inquiries of, or requests for information by, AerCap or its Representatives subject, in the case of the Parent’s accountants, to the execution of customary release letters.

(c)          If AerCap disputes any item set forth in the Proposed Final Completion Statement, AerCap shall, during the Review Period, deliver written notice to the Parent of the same, specifying in reasonable detail the basis for such dispute and AerCap’s proposed modifications to the Proposed Final Completion Statement (such notice, the “Dispute Notice”).  Any matters not subject to any Dispute Notice delivered in accordance with this clause 2.5(c) shall be deemed to have been agreed to and shall be conclusive and binding upon the parties.  During the thirty (30) day period immediately following AerCap’s delivery of a Dispute Notice (the “Resolution Period”), the Parent and AerCap shall negotiate in good faith to reach an agreement as to any matters identified in such Dispute Notice as being in dispute, and, to the extent such matters are so resolved within the Resolution Period, then the Proposed Final Completion Statement as revised to incorporate such changes as have been agreed between the Parent and AerCap shall be conclusive and binding upon all parties as the Final Completion Statement.

(d)          If AerCap and the Parent fail to resolve all such matters in dispute within the Resolution Period, then such matters (and only such matters) identified in such Dispute Notice that remain in dispute following the expiration of the Resolution Period shall be finally and conclusively determined by Ernst & Young (or if Ernst & Young is unable or unwilling to serve in such capacity, such other globally recognized accounting firm as shall be agreed upon in writing by the Parent and AerCap) (the “Independent Accounting Firm”).

(e)          The Parent and AerCap shall instruct the Independent Accounting Firm to promptly, but no later than thirty (30) days after its acceptance of its appointment, determine (it being understood that in making such determination, the Independent Accounting Firm shall be functioning as an expert and not as an arbitrator), based solely on written presentations of AerCap and the Parent submitted to the Independent Accounting Firm and not by independent review, only those matters in dispute and will render a written report setting forth its determination as to the disputed matters and the resulting calculations of the Final Target Completion Date Cash, the Final Completion Date Cash and the Final Completion Date Cash Consideration which report and calculations will be conclusive and binding upon all parties and shall constitute the Final Completion Statement for all purposes hereunder absent manifest mathematical error.  A copy of all materials submitted to the Independent Accounting Firm pursuant to the immediately preceding sentence shall be provided by the Parent or AerCap, as applicable, to the other party concurrently with the submission thereof to the Independent Accounting Firm.  In resolving any disputed item, the Independent Accounting Firm (a) shall be bound by the provisions of this clause 2.5(e) and clause 2.4 and (b) may not assign a value to any item greater than the greatest value for such item claimed by AerCap or the Parent, or less than the smallest value for such item claimed by AerCap or the Parent.

(f)          The cost of the Independent Accounting Firm’s review and determination shall be borne on a proportionate basis by the Parent, on the one hand, and AerCap, on the other, based on the percentage which the portion of the contested amount not awarded in favor of each such Person bears to the amount actually contested by such Person.  By way of illustration, if the Parent’s calculations would have resulted in a one million dollar ($1,000,000) net payment to the Parent, and AerCap’s calculations would have resulted in a one million dollar ($1,000,000) net payment to AerCap, and the Independent Accounting Firm’s final determination as adopted pursuant to clause 2.5(e) results in an aggregate net payment of five hundred thousand dollars ($500,000) to AerCap, then the Parent, on the one hand, and AerCap, on the other hand, shall pay 75% and 25%, respectively, of such fees and expenses.

(g)          If the amount of the Estimated Completion Date Cash Consideration is greater than the Final Completion Date Cash Consideration, the Existing Shareholders shall pay the amount of the difference between the Estimated Completion Date Cash Consideration and the Final Completion Date Cash Consideration to AerCap.  If the amount of the Final Completion Date Cash Consideration is greater than the Estimated Completion Date Cash Consideration, AerCap shall pay, or cause to be paid, the amount of the difference between the Final Completion Date Cash Consideration and the Estimated Completion Date Cash Consideration to the Existing Shareholders.  Any payment due under this clause 2.5(g) shall be paid by wire transfer of immediately available funds to a bank account designated by the Parent or a bank account designated by AerCap, as applicable, within five (5) Business Days after the date on which the Final Completion Statement becomes conclusive and binding on the parties in accordance with the provisions of this clause 2.5, and, if not paid within such period, shall bear interest at the Interest Rate.  All computations of interest shall be made in accordance with clause 1.8.

2.6          The Stock Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a AerCap Subsidiary or of securities convertible into AerCap Ordinary Shares), reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to AerCap Ordinary Shares with a record date occurring on or after the date hereof and prior to the Completion Date.

2.7          Unless AerCap elects to pay cash in lieu of all of the AerCap Notes, AerCap shall issue (or cause to be issued) the AerCap Notes to a Retained Group Member to be designated in writing by the Parent no less than two (2) days prior to the Completion

Date.  The AerCap Notes shall be issued on the terms set forth in Schedule 2.7 of the Disclosure Letter.

2.8          Except as otherwise provided herein, the AerCap Entities shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable to the Existing Shareholders (or payable to the Ireland Company 1 or by the Ireland Company 1, as the case may be) pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under applicable Tax Law.  If any such withholding or deduction is imposed in a jurisdiction (other than the United States or any jurisdiction therein) as a result of a present or former connection of any AerCap Entity (including of such AerCap Entity’s beneficial owners) to such jurisdiction (other than any connection arising solely from the Transaction Documents or the transactions contemplated therein), the applicable AerCap Entity shall increase the amount of the payment by an amount necessary such that the applicable Existing Shareholders receive (taking into account any cash Tax benefit actually realized by the Existing Shareholders from such deduction or withholding) the amount they would have received had no such deduction and withholding been required.  If an AerCap Entity withholds or deducts (or causes to be withheld or deducted) any amounts not subject to the payment of an increased amount pursuant to the foregoing sentence, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made; provided that AerCap shall inform the Existing Shareholders at least five (5) Business Days in advance of any such withholding or deduction and shall cooperate with the Existing Shareholders to take commercially reasonable steps to reduce or eliminate such withholding or deduction.

2.9          Each party acknowledges and agrees that, in the event the other party requests a change in the structure of the Transaction in writing, such party shall reasonably consider the other party’s proposed changes in good faith; provided, that no party shall be required to implement any requested changes to the structure of the Transaction without its prior written consent.

3.          Conditions to Completion

3.1          The respective obligations of the Parent and the Existing Shareholders, on the one hand, and AerCap and the AerCap Entities, on the other hand, to complete the transactions contemplated by this Agreement at the Completion shall be subject to the satisfaction or waiver, at or prior to the Completion, of each of the following conditions:

(a)          all applicable waiting periods (and any extensions thereof) listed in Schedule 5 having expired or been terminated and the approvals listed in Schedule 5 being obtained (or deemed to have been obtained by expiration of the applicable waiting period) and Completion being permitted to occur pursuant to the expiration or termination of such waiting periods and the receipt of such approvals;

(b)          the Parent and AerCap shall have obtained CFIUS Approval;

(c)          the title to, and registration with the FAA of, each aircraft (i) (x) title to which was, as of the Lease Disclosure Date, owned directly by a Company Group Member or (y) that is acquired by a Company Group Member after such date and (ii) that, immediately prior to Completion, is beneficially owned by a Company Group Member and registered with the FAA (each such aircraft, an “FAA Aircraft”), being held by, and registered with the FAA in the name of, either (A) a U.S. Owner Trustee, in each case, for the benefit of the applicable Company Group Member either (1) under a trust agreement between the U.S. Owner Trustee and the applicable Company Group Member, as owner participant, in substantially the form of a trust agreement as shall have been approved by the Aeronautical Center Counsel for use with a non-citizen trust or (2) under a trust agreement between the U.S. Owner Trustee and the applicable Company Group Member, as owner participant, in a form of a trust agreement not having been approved by the Aeronautical Center Counsel for use with a non-citizen trust but where the shares, membership interests or other ownership interest of the applicable Company Group Member are held by a U.S. Owner Trustee for the benefit of another Company Group Member under a trust agreement between the U.S. Owner Trustee and such other Company Group Member, as owner participant, in substantially the form of a trust agreement as shall have been approved by the Aeronautical Center Counsel for use with a non-citizen trust of such nature or (B) a U.S. limited liability company, corporation or other entity  the shares, membership interests or other ownership interest of which are held by a U.S. Owner Trustee, in each case, for the benefit of the applicable Company Group Member under a trust agreement between the U.S. Owner Trustee and the applicable Company Group Member, as owner participant, in substantially the form of a trust agreement as shall have been approved by the Aeronautical Center Counsel for use with a non-citizen trust of such nature;

(d)          (i) the Fundamental Warranties in paragraphs 1.1, 1.2 (with respect to each Company and each Company Material Subsidiary), 1.4, 1.5, 1.6, 1.7, 2.2 (solely with respect to the Companies), 2.3, 3.1 and 3.2 and the Warranties in paragraph 6.1 of Schedule 1A being true and correct in all respects as of the Completion Date as though made on the Completion Date, (ii) all other Fundamental Warranties being true and correct in all material respects as of the Completion Date as though made on the Completion Date, and (iii) all other Warranties being true and correct as of the Completion Date as though made on the Completion Date (except in each case that those Warranties specified by their terms to be made only as of a specified date shall be true and correct only as of such date), in the case of (iii) without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, and in the case of (iii) except to the extent that any failure or failures of any such Warranties to be so true and correct as of the Completion Date, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect;

(e)          (i) the AerCap Fundamental Warranties in paragraphs 1.1, 1.2 (with respect to AerCap and each AerCap Material Subsidiary), 1.4, 1.5, 1.6, 1.7, 2.2 (solely with respect to AerCap) and 3 and the AerCap Warranties in paragraph 6.1 of Schedule 1B being true and correct in all respects as of the Completion Date as though made on the Completion Date, (ii) all other AerCap Fundamental Warranties being true and correct in all material respects as of the Completion Date as though made on the Completion Date, (iii) the AerCap Warranty in paragraph 15 in Schedule 1B with respect to the AerCap Form 20-F being true and correct as of March 2, 2021 and (iv) all other AerCap Warranties being true and correct as of the Completion Date as though made on the Completion Date (except in each case that those AerCap Warranties specified by their terms to be made only as of a specified date shall be true and correct only as of such date), in the case of

(iv) without giving effect to any limitations as to materiality or AerCap Material Adverse Effect set forth therein, and in the case of (iv) except to the extent that any failure or failures of any such AerCap Warranties to be so true and correct as of the Completion Date, individually or in the aggregate, has not had and would not reasonably be expected to have a AerCap Material Adverse Effect;

(f)          the covenants in this Agreement required to be complied with by the Parent or the Existing Shareholders on or before the Completion Date shall have been complied with in all material respects;

(g)          the covenants in this Agreement required to be complied with by AerCap or the AerCap Entities on or before the Completion Date shall have been complied with in all material respects;

(h)          no Material Adverse Effect having occurred between the Signing Date and the Completion Date;

(i)          no AerCap Material Adverse Effect having occurred between the Signing Date and the Completion Date;

(j)          no Order by any Governmental Authority of competent jurisdiction shall be in effect, and no Law shall have been enacted by any Governmental Authority of competent jurisdiction that, in any case, restrains, enjoins or otherwise prohibits or makes illegal the consummation of the transactions contemplated by the Transaction Documents or requires the taking of an Excluded Action (such Law or Order, a “Legal Restraint”); provided that the party invoking this condition must have complied in all material respects with its obligations in clause 4;

(k)          the Required AerCap Shareholder Approval shall have been obtained;

(l)          the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Shareholders’ Agreement, the Financial Reporting Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement shall have been executed and delivered by each Parent Group Member party thereto;

(m)          the Registration Rights Agreement, the Noteholder Agreement (except in the event that no AerCap Notes are issued), the Shareholders’ Agreement, the Financial Reporting Agreement, the Transition Services Agreement and the Transitional Trademark License Agreement shall have been executed and delivered by each AerCap Group Member party thereto;

(n)          the Stock Consideration shall have been listed on the New York Stock Exchange, subject to official notice of issuance;

(o)          the Ireland Company 1 and its relevant Subsidiaries shall have complied with the provisions of section 82 (financial assistance) of the Companies Act 2014 of Ireland in connection with the consummation of the transactions contemplated by this Agreement; and

(p)          the Ireland Company 1 F Reorganization shall have occurred, in accordance with clause 16.12(a).

3.2          Only AerCap may assert, or may waive in writing in whole or in part all or any of, the Conditions set out in clauses 3.1(c), (d), (f), (h), (l) or (o), and, to the extent so waived, any such Condition shall no longer operate as a condition to the Completion.  Only the Parent may assert, or may waive in writing in whole or in part, the Conditions set out in clauses 3.1(e), (g), (i), (m) and (n) and, to the extent so waived, any such Condition shall no longer operate as a condition to the Completion.  The Conditions set out in clauses 3.1(a), (b), (j), (k) and (p) may be waived only by mutual agreement of the Parent and AerCap (and only to the extent permitted by applicable Law) and, to the extent so waived, such Conditions shall no longer operate as a condition to the Completion.

4.          Agreements to Implement

4.1          AerCap and the AerCap Entities agree to use reasonable best efforts to take the steps necessary, proper or advisable (including commercial negotiations or concessions or, in connection with any requirement of any regulatory or anti-trust, competition or anti-monopoly Governmental Authority, committing to take any action, including agreeing to divest Company Group assets or any business or assets of the AerCap Group) to obtain or cause to be obtained as promptly as practicable after the Signing Date (which shall not be later than any date required by applicable Law) all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Documents, including the regulatory and anti-trust approvals listed in Schedule 5.  Notwithstanding anything to the contrary herein, neither party will be required to agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits such party’s freedom of action that (x) is not conditioned on the Completion, (y) when combined with other actions taken pursuant to this clause 4.1, would reasonably be expected to have an adverse impact that is material to the Business, taken as a whole, or if such action is imposed on the AerCap Business, an adverse impact that is material to the AerCap Business, taken as a whole, or (z) is in respect of assets or businesses of the Parent Group other than the Business (any such action, an “Excluded Action”).

4.2          The Parent and AerCap and each of their respective Affiliates shall, and the Existing Shareholders shall cause the Companies to, contest or otherwise resist any Action, including any Action by a private party, challenging any of the transactions contemplated by the Transaction Documents.

4.3          No party shall take any action that it is aware or should reasonably be aware would have the effect of delaying, impairing or impeding the receipt of the Governmental Approvals that are necessary, proper or advisable under the Transaction Documents and applicable to complete and make effective the transactions contemplated by the Transaction Documents.

4.4          Subject to the restrictions set forth in clause 8.1, the Parent and the Existing Shareholders agree to use reasonable best efforts to take the steps necessary, proper or advisable to obtain or cause to be obtained as promptly as practicable after the Signing Date all Governmental Approvals that are necessary to complete and make effective the transactions contemplated by the Transaction Documents, including the regulatory and anti-trust approvals listed in Schedule 5.

4.5          AerCap and the AerCap Entities, on the one hand, and the Parent and the Existing Shareholders, on the other hand, shall promptly make or cause to be made as soon as practicable after the Signing Date with all due dispatch all filings and notifications with all Governmental Authorities that are necessary to complete and make effective the transactions contemplated by the Transaction Documents.  Subject to the confidentiality provisions of the Confidentiality Agreement and/or the confidentiality provisions set forth in clause 17 herein and except where prohibited by applicable Law, each party shall promptly supply the other parties with any information which may be required in order to effectuate any filings (including applications) pursuant to (and to otherwise comply with its obligations set forth in) clause 4.1 hereof.  Except where prohibited by applicable Laws or any Governmental Authority, and subject to the confidentiality provisions of the Confidentiality Agreement and/or the confidentiality provisions set forth in clause 17 herein, each of the parties shall, and shall use reasonable best efforts to procure that their respective Affiliates and shall use reasonable best efforts to procure that their respective Representatives: (a) promptly inform the other parties of any communication to or from any Governmental Authority, in each case regarding the Transaction or in connection with an investigation regarding the Transaction; (b) consult with the other parties prior to making any filing, taking a position with respect to any filing, or communicating with any Governmental Authority regarding the Transaction or in connection with an investigation regarding the Transaction; (c) permit the other party to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any analyses, appearances, presentations, memoranda, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Authority by or on behalf of any party in connection with any legal proceeding related to this Agreement, the Transaction or in connection with an investigation regarding the Transaction (including any such legal proceeding relating to any anti-trust Law); (d) coordinate and cooperate fully with the other party in preparing and exchanging such information and providing such assistance as the other party might reasonably request; (e) to the extent permitted by any Governmental Authority, permit the other parties or its counsel to attend and participate at each meeting or conference regarding the Transaction or in connection with an investigation regarding the Transaction; and (f) promptly provide the other party (and its counsel) with copies of all correspondence, filings, notices, analyses, presentations, memoranda, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party or any of its Affiliates or Representatives with or to any Governmental Authority related to this Agreement or the Transaction or in connection with an investigation regarding the Transaction; provided that the foregoing shall not require any party or any of their respective Affiliates or Representatives to disclose: (x) any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or (y) any privileged information or confidential competitive information of any party.  Each party may, as each deems advisable and necessary, reasonably designate any competitively sensitive or any confidential business material provided to the other under this clause 4.5 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials or its legal counsel.

4.6          Each party agrees to supply promptly any additional information and documentary material that may be requested by any Governmental Authority in connection with the aforementioned or any other applicable Laws.

4.7          Subject to the terms and conditions set out in this Agreement, and without limiting the generality of the other undertakings contained in this clause 4, each of the Parent, the Existing Shareholders, AerCap and the AerCap Entities agrees to promptly provide to any relevant Governmental Authority all information, documents or testimony reasonably requested by such Governmental Authority or that are reasonably necessary, proper or advisable to permit completion of the transactions contemplated by this Agreement or the other Transaction Documents.

4.8          The Existing Shareholders and the Parent on the one hand and AerCap and the AerCap Entities on the other undertake to disclose in writing to the other anything of which they become aware which, will or will be reasonably likely to, prevent any of the Conditions set out in clause 3.1 from being satisfied on or prior to the Long-Stop Date, as applicable, as soon as reasonably practicable after it comes to the notice of any of them.

4.9          Subject to clause 4.1, the Existing Shareholders and the Parent shall use their reasonable best efforts to provide, and to procure that the Company Group provides, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by AerCap or the AerCap Entities in connection with:

(a)          fulfillment of the Conditions set out in clauses 3.1(a), (b), (c), (k), (l), (n) and (o);

(b)          making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with any Condition, or otherwise in connection with the Transaction;

which co-operation, information, documentation and assistance shall include:

(c)          the provision of information about the Parent, the Existing Shareholders, any of their respective Affiliates, Company Group Members and any of their directors or managers;

(d)          making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations, or any other communication with, any Governmental Authority;

(e)          providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary; and

(f)          signing any shareholder resolutions and agreeing to the early appointment (subject to appropriate safeguards) of the Ireland Subscriber’s nominees to the board of each of the Ireland Companies and its relevant Subsidiaries to facilitate fulfilment of the condition set out at clause 3.1(o).

The Parent and the Existing Shareholders further agree that all information and documentation provided by them pursuant to this clause 4.9 shall be prepared in good faith and shall not, to their knowledge, be misleading in any material respect.

4.10          As promptly as practicable after the Signing Date, the Parent and AerCap shall submit, or cause to be submitted, (i) a draft of the joint notice to CFIUS (“CFIUS Notice”) contemplated under 31 C.F.R. § 800.501(g) with respect to the Transaction, (ii) as promptly as practicable after receiving feedback from CFIUS regarding the draft CFIUS Notice referenced in clause (i), a formal CFIUS Notice as contemplated by 31 C.F.R. § 800.501(a), and (iii) promptly (and in any event in accordance with applicable regulatory requirements) any other submissions that are formally requested by CFIUS to be made, or which the Parent and AerCap mutually agree should be made, in each case in connection with this Agreement and the Transaction.  The Parent and AerCap shall cooperate with each other in connection with any such filing or the provision of any such information (including, to the extent permitted by Law, providing copies of all such documents to the non-filing party prior to filing and considering in good faith all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry under Section 721 with respect to any such filing or the Transaction.  Further, AerCap shall enter into such reasonable assurances or agreements as are requested or required by CFIUS or the President of the United States to obtain the CFIUS Approval, provided however that AerCap shall not be required to take any Excluded Action.

4.11          Notwithstanding anything to the contrary in this clause 4, as promptly as practicable after the Signing Date, the Parent shall submit, and AerCap shall cause its Subsidiary, Cash Manager Limited, to submit, notifications in the required form to the Central Bank of Ireland (“CBI”) pursuant to Section 39 of the Investment Intermediaries Act 1995 of Ireland (as amended) with respect to the acquisition by the Parent of an indirect qualifying holding in Cash Manager Limited by virtue of the Transaction.  The Parent and AerCap shall cooperate with each other in connection with the making of such notifications and with respect to the timely provision of any further information requested or required by CBI.

4.12          Subject to clause 4.1, AerCap and the AerCap Entities shall use reasonable best efforts to provide, promptly, all co-operation, information, documentation and assistance which is necessary or reasonably requested by the Parent or Existing Shareholders in connection with:

(a)          fulfillment of the Conditions set out in clauses 3.1(a), (b), (m) and (n);

(b)          making submissions, applications, notifications or filings to, providing information to, engaging in discussions, negotiations, or any other communication with, or obtaining any permission, approval, consent, waiver or other determination (whether binding or not) from (in each case) any Governmental Authority, or evaluating or assessing any matter in connection with any Condition, or otherwise in connection with the Transaction;

which co-operation, information, documentation and assistance shall include:

(c)          the provision of information about AerCap, the AerCap Entities, any of their respective Affiliates and any of their directors or managers;

(d)          making submissions, applications, notifications or filings (whether or not joint) to, providing information to, or engaging in discussions, negotiations or any other communication with, any Governmental Authority; and

(e)          providing access to, and ensuring that assistance is provided by, its professional advisers, including all assistance reasonably required or necessary.

AerCap and the AerCap Entities further agree that all information and documentation provided by them pursuant to this clause 4.12 shall be prepared in good faith and shall not, to their knowledge, be misleading in any material respect.

4.13          (a) Prior to Completion, each of AerCap and the Parent shall cooperate with each other and shall, and shall cause each of their respective Affiliates, to use their respective reasonable best efforts to give all notices, and obtain all Consents required or necessary pursuant to any Contract or any Permit in connection with the consummation of the transactions contemplated by this Agreement; provided, however, that neither AerCap nor the Parent shall have any obligation to, or any obligation to cause any of their respective Affiliates to, (i) amend or modify any Contract or otherwise relinquish or forbear any rights under any such Contract, in each case unless such amendment, modification, relinquishment or forbearance is conditioned upon the Completion, (ii) pay any consideration to any Person for the purpose of obtaining any such Consent or (iii) pay any costs and expenses of any other Person (other than ordinary course out-of-pocket costs and expenses, including attorney’s fees) resulting from the process of obtaining such Consent, unless, in the case of clauses (ii) or (iii) the other party agrees to bear such costs and expenses; provided, further, that in no event shall the failure to obtain any such Consent by AerCap, the Parent or any of their respective Affiliates, as applicable, in and of itself constitute a breach of this clause 4.13(a) so long as AerCap or the Parent, as applicable, has otherwise complied with its obligations under this clause 4.13(a).

(b)          If any such Consent pursuant to any Contract or Permit referred to in clause 4.13(a) and relating to a Transferred Asset is not obtained prior to the Completion, AerCap and the Parent shall cooperate (each at its own expense) in any lawful and commercially reasonable arrangement proposed by AerCap under which AerCap or its designee shall obtain (without infringing upon the legal rights of such third party or violating any applicable Contract, Permit, Law or Order) the rights and benefits and assume the costs, liabilities and obligations with respect to the Transferred Asset with respect to which the Consent has not been obtained in accordance with this Agreement.

(c)          Prior to the Completion, the Parent shall, and shall cause its Affiliates to, use reasonable best efforts to identify any Specified Aircraft Assets that are held by a Retained Group Member (a “Wrong Pocket Specified Aircraft Asset”) and notify AerCap of such Wrong Pocket Specified Aircraft Asset.  In the event that prior to the Completion or during the twelve (12) month period following the Completion, the Parent, AerCap or any of their respective Affiliates identify any Wrong Pocket Specified Aircraft Asset, at the request of AerCap, the Parent shall, and shall cause its Affiliates to, use reasonable best efforts to (x) seek the assignment of such Wrong Pocket Specified Aircraft Asset to AerCap or one of its Subsidiaries, or (y) to the extent permitted by applicable Law or Order and by the terms of such Wrong Pocket Specified Aircraft Asset, enter into, or cause its Affiliates to enter into, arrangements with AerCap to provide AerCap with rights and benefits that are similar in all material respects to the rights and benefits applicable to the Retained Group Business under such Wrong Pocket Specified Aircraft Asset; provided, that the Parent and its Affiliates may not implement such arrangements through the provision of additional services under the Transition Services Agreement.

4.14          Promptly following the Signing Date, AerCap, the AerCap Entities, the Parent and the Existing Shareholders shall take, and shall cause their respective Affiliates to take, the actions set forth in Schedule 4.14 of the Disclosure Letter. The parties shall, and shall cause their Affiliates to, comply with the provisions set forth in Schedule 4.14 of the Disclosure Letter.

4.15          None of AerCap or the AerCap Entities shall be in breach of any provision of this clause 4 to the extent that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by the Existing Shareholders and/or the Parent to comply with its obligations under clauses 4.3, 4.4, 4.5, 4.6, 4.7, 4.8, 4.9, 4.10 or 4.13 or otherwise as a consequence of information on the Company Group or the Parent or its Affiliates that is required not being made available to AerCap, the AerCap Entities and/or any Governmental Authority.

4.16          Neither the Existing Shareholders nor the Parent shall be in breach of any provision of this clause 4 to the extent that the circumstances that would otherwise constitute a breach arise, directly or indirectly, as a result of a failure by AerCap and/or the AerCap Entities to comply with its obligations under clauses 4.1, 4.3¸ 4.5, 4.6, 4.7, 4.8, 4.10, 4.11, 4.12 or 4.13 or otherwise as a consequence of information on AerCap or the AerCap Entities or their respective Affiliates that is required not being made available to the Parent, the Existing Shareholders and/or any Governmental Authority.

5.          Completion

5.1          The completion of (x) the sale, purchase and transfer of the U.S. Company Membership Interests, the Ireland Company 2 Shares, the Ireland Company 3

Shares and the Transferred Assets, (y) the subscription by the Ireland Subscriber for the New Ireland Company 1 Shares and cancellation of the Existing Ireland Company 1 Shares held by the Existing Ireland Shareholder 1 and (z) the issuance of the New Ireland Company Notes and the repayment of the Specified Ireland Company Intercompany Accounts, in each case shall take place in the manner and sequence specified herein (the “Completion”) on the third (3rd) Business Day after the date on which the last of the Conditions with respect to the Completion has been satisfied or (if applicable) waived (other than those Conditions that by their nature are to be satisfied at the Completion, but subject to the satisfaction or waiver of those conditions at the Completion), or on such other date as the parties may agree in writing; provided, that, (A) notwithstanding the satisfaction or waiver of such Conditions (other than those Conditions that by their nature are to be satisfied at the Completion, but subject to the satisfaction or waiver of those Conditions at the Completion), unless otherwise agreed by the parties, the parties shall not be required to effect the Completion until the earlier of (i) any Business Day during the Marketing Period specified by AerCap on no less than three (3) Business Days’ prior written notice to the Parent and the Existing Shareholders and (ii) the third (3rd) Business day after the final day of the Marketing Period and (B) the Parent may, at its election, defer the Completion Date to the last Business Day of the calendar month in which the Completion would otherwise occur.

5.2          The Completion shall take place at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, NY, 10019-6064, or such other place or time as the parties may agree in writing (the date on which the Completion takes place being the “Completion Date”).

5.3          At the Completion, the parties shall comply with their respective obligations in Schedule 3 in accordance with the timeframes and sequence set out in that schedule.

5.4          Each party acknowledges and agrees that following the Completion, none of the parties shall be entitled to rescind this Agreement (absent fraud) and, accordingly, each party, to the maximum extent permitted by Law, waives all and any rights of rescission it may have in respect of this Agreement after the Completion (absent fraud).

6.          Warranties

6.1          The Parent and the Existing Shareholders hereby warrant to AerCap and the AerCap Entities that all Warranties are true and correct as at the Signing Date and will be true and correct as of the Completion Date as if repeated immediately prior to the Completion (or, where the Warranty is given by reference to another date, at such other date), in each case subject to, and as qualified by, the Disclosure Letter (it being understood and agreed that disclosure of any item in any schedule or paragraph of the Disclosure Letter shall be deemed disclosed with respect to any other schedule or paragraph (other than paragraph 6.1 of Schedule 1A of the Disclosure Letter) of the Disclosure Letter to the extent that the relevance of such item is readily apparent).

6.2          Except for the Warranties, none of the Parent, the Existing Shareholders and their respective Affiliates and their respective Representatives makes any representation or warranty of any kind, oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Existing Shareholders, the Companies, the Company Subsidiaries, the Business, the Transaction Documents or the transactions contemplated by this Agreement, including any representation or warranty relating to the financial condition, operations, assets or liabilities, probable success or profitability of any of the foregoing entities.  Except for the Warranties, the Parent and the Existing Shareholders disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Existing Shareholders or any of their respective Affiliates or their respective Representatives or any other Person, and all liability and responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the AerCap Entities or their respective Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to AerCap or the AerCap Entities by any Representative of the Parent or any of its Affiliates).

6.3          The Existing Shareholders and the Parent undertake (provided that the failure of the Existing Shareholders or the Parent to comply with this clause 6.3 shall not constitute a breach of this Agreement by the Existing Shareholders or the Parent for purposes of clauses 3.1(f) or 7) to disclose in writing to AerCap and the AerCap Entities anything to the knowledge of the Parent that is or is reasonably likely to constitute:

(a)          a breach of Warranty that, without giving effect to any limitations as to materiality or Material Adverse Effect set forth therein, has had, or would reasonably be expected to have, a Material Adverse Effect,

(b)          a material breach of the Parent’s or the Existing Shareholders’ covenants under clauses 4, 8.1, 8.3, 11.4, and 11.6, or Schedule 2A, or

(c)          the occurrence of a Material Adverse Effect after the Signing Date, promptly upon it coming to the notice of the Existing Shareholders or the Parent between the Signing Date and the Completion Date.

6.4          The Existing Shareholders and the Parent undertake, in the absence of fraud, that if any claim is made against them in connection with the transactions contemplated by this Agreement, not to make any claim against any Company Group Member or any past or present director, employee, agent or adviser of any such member on whom it may have relied before agreeing to any term of the Transaction Documents or authorizing any statement in the Disclosure Letter.

6.5          AerCap and the AerCap Entities hereby warrant to the Parent and the Existing Shareholders that (i) the AerCap Warranty in paragraph 15 in Schedule 1B with respect to the AerCap Form 20-F is true and correct as of March 2, 2021 and (ii) all other AerCap Warranties are true and correct as of the Signing Date and will be true and correct as of the Completion Date as if repeated immediately prior to the Completion (or, where the AerCap Warranty is given by reference to another date, at such other date), in each case subject to, and as qualified by, the AerCap Disclosure Letter (it being understood and agreed that disclosure of any item in any schedule or paragraph of the AerCap Disclosure Letter shall be deemed disclosed with respect to any other schedule or paragraph (other than paragraph 6.1 of Schedule 1B of the AerCap Disclosure Letter) of the AerCap Disclosure Letter to the extent that the relevance of such item is readily apparent).

6.6          Except for the AerCap Warranties and the Warranties, the parties and their respective Affiliates and their respective Representatives:

(a)          do not make any other representation or warranty of any kind, oral or written, express or implied, or of any nature whatsoever, oral or written, express or implied, with respect to themselves, their Affiliates, their respective businesses, the Transaction Documents or the transactions contemplated by this Agreement; and

(b)          disclaim all liability and responsibility for any other representations or warranties or any other information made or supplied by or on behalf of the parties or any of their respective Affiliates or their respective Representatives or any other Person, and all liability and responsibility for any other opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to any party or its Affiliates or their respective Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to any party or its Affiliates or Representatives by any Representative of any party or any of its Affiliates or Representatives).

6.7          AerCap and the AerCap Entities undertake (provided that the failure of AerCap or the AerCap Entities to comply with this clause 6.7 shall not constitute a breach of this Agreement by AerCap or the AerCap Entities for purposes of clauses 3.1(g) or 7) to disclose in writing to the Existing Shareholders and the Parent anything to the knowledge of AerCap that is or is reasonably likely to constitute:

(a)          a breach of any AerCap Warranty that, without giving effect to any limitations as to materiality or AerCap Material Adverse Effect set forth therein, has given, or would reasonably be expected to give, rise to a material and adverse effect on the ability of the AerCap Entities to complete the transactions contemplated by this Agreement;

(b)          a material breach of AerCap’s or the AerCap Entities’ covenants under clauses 4, 8.4 or Schedule 2B; or

(c)          the occurrence of a AerCap Material Adverse Effect after the Signing Date, promptly upon it coming to the notice of AerCap or the AerCap Entities between the Signing Date and the Completion Date.

7.          Remedies and Termination

7.1          (a) The Existing Shareholder Indemnifiable Warranties (other than the Fundamental Warranties, the Tax Warranties and the Existing Shareholder Indemnifiable Warranties contained in paragraph 18.3 of Schedule 1A) and the Pre-Completion Covenants to be

performed by the Parent or the Existing Shareholders shall survive until the date that is twenty-four (24) months after the Completion Date.  The covenants and agreements contained in this Agreement that are to be performed at or after the Completion shall survive the Completion until fully performed in accordance with their respective terms.  The aggregate Losses for which the Parent and the Existing Shareholders shall be liable to the AerCap Indemnitees in respect of all breaches of all Existing Shareholder Indemnifiable Warranties (other than the Fundamental Warranties) shall not exceed one billion U.S. dollars (US$1,000,000,000), provided that with respect to breaches of Existing Shareholder Indemnifiable Warranties (other than the Fundamental Warranties), the Parent and the Existing Shareholders shall not be liable for any Losses unless the aggregate amount of all such Losses exceeds on a cumulative basis forty million U.S. dollars (US$40,000,000) (the “Basket Amount”) and then only to the extent such aggregate Losses exceed the Basket Amount.  The aggregate Losses for which the Parent and the Existing Shareholders shall be liable to the AerCap Indemnitees pursuant to clause 16.3(a)(i) (when taken together with the aggregate Losses for which Parent and the Existing Shareholders are liable to the AerCap Indemnitees in respect of all breaches of all Existing Shareholder Indemnifiable Warranties) shall not exceed two billion U.S. dollars (US$2,000,000,000). The Fundamental Warranties shall survive indefinitely after the Completion Date.  The Tax Warranties shall survive until the date that is 36 months after the Completion Date.  The Existing Shareholder Indemnifiable Warranties contained in paragraph 18.3 of Schedule 1A shall survive until the date that is twelve (12) months after the Completion Date.  All Warranties other than the Existing Shareholder Indemnifiable Warranties shall terminate and be extinguished as of the Completion Date, and the Parent and the Existing Shareholders shall have no liability with respect to such Warranties after the Completion Date.

(b)          The AerCap Indemnifiable Warranties (other than the AerCap Fundamental Warranties and the AerCap Indemnifiable Tax Warranties) and the Pre-Completion Covenants to be performed by the AerCap Entities or AerCap, shall survive until the date that is twenty-four (24) months after the Completion Date.  The covenants and agreements contained in this Agreement that are to be performed at or after the Completion shall survive the Completion until fully performed in accordance with their respective terms.  The aggregate Losses for which AerCap and the AerCap Entities shall be liable to the Parent, Existing Shareholders and the Parent Group Indemnitees in respect of all breaches of all AerCap Indemnifiable Warranties (other than the AerCap Fundamental Warranties) shall not exceed US$1.0 billion, provided that with respect to breaches of the AerCap Indemnifiable Warranties (other than the AerCap Fundamental Warranties), AerCap and the AerCap Entities shall not be liable for any Losses unless the aggregate amount of all such Losses exceeds on a cumulative basis the Basket Amount and then only to the extent such aggregate Losses exceed the Basket Amount.  The AerCap Fundamental Warranties shall survive indefinitely after the Completion Date.  The AerCap Indemnifiable Tax Warranties shall survive until the date that is 36 months after the Completion Date. All AerCap Warranties other than the AerCap Indemnifiable Warranties shall terminate and be extinguished as of the Completion Date, and AerCap and the AerCap Entities shall have no liability with respect to such AerCap Warranties after the Completion Date.

(c)          The parties agree that notices for claims in respect of a breach of a representation, warranty, covenant or agreement, including with respect to the indemnification for breach of Warranties or AerCap Warranties pursuant to clause 7.2, must be delivered prior to the expiration of any applicable survival period specified herein for such representation or warranty, covenant or agreement, and any claims for breach, including with respect to the indemnification of Warranties or AerCap Warranties in clause 7.2, for which notice is not timely delivered in accordance with this clause 7 shall be expressly barred and are hereby waived, provided that if, prior to the survival date, a party shall have notified any other party in accordance with the requirements of this clause 7 of a claim for indemnification hereunder (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this clause 7 notwithstanding the passing of the survival date.

7.2          (a)          Subject to the limitations set forth in this Agreement, from and after the Completion Date, the Parent and the Existing Shareholders, jointly and severally, agree to indemnify, defend and hold harmless the AerCap Group Members and their respective directors, officers, employees and agents (the “AerCap Indemnitees”) from and against any and all Losses incurred by the AerCap Indemnitees to the extent resulting from, relating to or arising out of (A) any breach by the Parent or the Existing Shareholders of (i) the Existing Shareholder Indemnifiable Warranties, (ii) the Pre-Completion Covenants to be performed by the Parent or the Existing Shareholders or (iii) the covenants and agreements of the Parent and the Existing Shareholders contained in this Agreement that are to be performed at or after the Completion or (B) any Excluded Liability.

(b)          Subject to the limitations set forth in this Agreement, from and after the Completion Date, AerCap and the AerCap Entities, jointly and severally, agree to indemnify, defend and hold harmless the Parent Group Members and their respective directors, officers, employees and agents (the “Parent Group Indemnitees” and, together with the AerCap Indemnitees, the “Indemnitees”) from and against any and all Losses incurred by the Parent Group Indemnitees to the extent resulting from, relating to or arising out of (A) any breach by AerCap or the AerCap Entities of (i) the AerCap Indemnifiable Warranties, (ii) the Pre-Completion Covenants to be performed by AerCap or the AerCap Entities or (iii) the covenants and agreements of AerCap and the AerCap Entities contained in this Agreement that are to be performed at or after the Completion or (B) subject to the indemnity set forth in clause 7.2(a)(A), any Business Liability.

(c)          Any Indemnitee shall take all commercially reasonable steps to mitigate any Losses incurred by such party upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any indemnification rights hereunder, including for the avoidance of doubt, pursuant to clause 16.3.

(d)          If the AerCap Indemnitees receive any payment from the Existing Shareholders or the Parent or the Parent Group Indemnitees receive any payment from the AerCap Entities or AerCap in respect of any Losses in connection with an indemnification claim pursuant to this clause 7.2 or clause 16.3 and the AerCap Indemnitees or the Parent Group Indemnitees, as applicable, could have recovered all or a part of such Losses from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Existing Shareholders or the Parent, in the case of the AerCap Indemnitees, or the AerCap Entities or AerCap, in the case of the Parent Group Indemnitees, the applicable Indemnitees shall assign such of their rights to proceed against the Potential Contributor as are necessary to permit the Existing Shareholders or the Parent (in the case of the AerCap Indemnitees) and the AerCap Entities or AerCap (in the case of the Parent Group Indemnitees) to recover from the Potential Contributor the amount of such payment.

(e)          If AerCap and the AerCap Entities are liable to any Parent Group Indemnitee pursuant to this clause 7.2, to the extent such liability results from, relates to or arises out of Losses also incurred by AerCap or any AerCap Group Member, (i) the amount of Losses incurred by the Parent Group Indemnitees shall be deemed to be an amount equal to the product of (x) the amount of the Losses incurred by AerCap or the applicable AerCap Group Member and (y) the Ownership Percentage as of the date on which the Loss is incurred (expressed as a decimal) and (ii) AerCap and the AerCap Entities shall be liable jointly and severally in an amount equal to the Losses incurred or deemed incurred by the Parent Group Indemnitee (as determined pursuant to the foregoing clause (i)) divided by one minus the Ownership Percentage on the day that AerCap and/or an AerCap Entity actually makes the indemnification payment to such Parent Group Indemnitee in respect of such Losses (expressed as a decimal).

7.3          A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party or parties liable for such indemnification (the “Indemnifying Party”) in writing of any claim in respect of which indemnity may be sought hereunder, describing in reasonable detail the facts and circumstances with respect to the subject matter of such claim; provided that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this clause 7 except to the extent the Indemnifying Party is actually prejudiced by such failure in connection with such claim.

(a)          Upon receipt of notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7 in respect of a pending or threatened claim or demand by a third party that the Indemnified Party has determined has given or would reasonably be expected to give rise to a right of indemnification under this Agreement (such claim or demand being a “Third Party Claim” and including a pending or threatened claim or demand asserted by a third party against the Indemnified Party), the Indemnifying Party may, by notice to the Indemnified Party delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of such Third Party Claim, with its own counsel reasonably satisfactory to the Indemnified Party and at its own expense; provided that, as a condition to assuming such defense and control, the Indemnifying Party agrees and acknowledges its responsibility for Losses resulting from, related to or arising out of such Third Party Claim and shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense.  If the Indemnifying Party has assumed a defense of any Third Party Claim, (i) the Indemnifying Party will keep the Indemnified Party reasonably informed as to the status and progress of the Third Party Claim, including the receipt of material communications related thereto and copy the Indemnified Party on all material pleadings, filings and other correspondence relating thereto and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise or discharge does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party and involves solely money damages payable by the Indemnifying Party, and the Indemnifying Party shall (i) not encumber any of the assets of any Indemnified Party or agree to any restriction or condition that would apply to or adversely affect any Indemnified Party and (ii) obtain, as a condition of any settlement or other resolution, a complete and unconditional release of each Indemnified Party from any and all liability in respect of such Third Party Claim.  For the avoidance of doubt, the Indemnified Party shall not be liable for any compromise or settlement made by the Indemnifying Party which is not entered into in accordance with this Agreement.  Notwithstanding anything to the contrary in this Agreement, Parent shall be entitled to control as the Indemnifying Party the defense or settlement of any claim relating to the Designated Matter that is indemnifiable hereunder.

(b)          If the Indemnifying Party does not give notice to the Indemnified Party of its election to assume the defense of a Third Party Claim within twenty (20) Business Days after receipt of such notice, and until the Indemnifying Party assumes such defense, or if the Indemnifying Party does not diligently pursue such defense (following written notice from the Indemnified Party of such failure and such failure continues beyond a reasonable period), the Indemnified Party shall be entitled to proceed with its own defense of the Third Party Claim at the reasonable expense of the Indemnifying Party; provided, however, that the Indemnified Party shall provide at least twenty (20) Business Days’ advance written notice to the Indemnifying Party of any pending compromise or settlement of any Third Party Claim for which the Indemnified Party is proceeding with its own defense (which notice shall set forth or describe all material terms of the pending compromise or settlement in reasonable detail) and the Indemnifying Party shall not be liable for any compromise or settlement made by the Indemnified Party without the Indemnifying Party’s consent (such consent to not be unreasonably withheld, delayed or conditioned).  With respect to any Third Party Claim for which the Indemnified Party is proceeding with its own defense in accordance with this clause 7, the Indemnified Party shall keep the Indemnifying Party reasonably informed as to all material developments related to the Third Party Claim and copy the Indemnifying Party on all material pleadings, filings and other correspondence relating thereto.  The Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party or admit to any liability with respect to such claim (not to be unreasonably withheld or delayed) or demand without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed) and notwithstanding anything to the contrary in this clause 7, no Indemnifying Party shall have any liability under this clause 7 for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party in violation of this Agreement.

(c)          In the event any Indemnifying Party receives notice of a claim for indemnity from an Indemnified Party pursuant to this clause 7 that does not involve a Third Party Claim, the Indemnifying Party shall notify the Indemnified Party within twenty (20) Business Days following its receipt of such notice whether the Indemnifying Party disputes its liability to the Indemnified Party under this clause 7.  The Indemnified Party shall reasonably cooperate with and assist the Indemnifying Party in determining the validity of any such claim for indemnity by the Indemnified Party.

(d)          Notwithstanding anything to the contrary in this Agreement, but without limiting any party’s rights with respect to equitable remedies pursuant to clause 34, the Parent, the Existing Shareholders, AerCap and the AerCap Entities hereby agree that following the Completion, except with respect to fraud, the sole and exclusive remedy of a party for any breach or inaccuracy of any Warranties, AerCap Warranties or Pre-Completion Covenants or the covenants and agreements contained in this Agreement that are to be performed at or after the Completion (other than the payment of the Consideration) is pursuant to the indemnification procedures described in this clause 7 (and clause 16.6 with respect to Taxes).  In furtherance of the foregoing, except with respect to fraud but without limiting any party’s rights with respect to equitable remedies pursuant to clause 34, (x) AerCap and each AerCap Entity hereby waive, from and after the Completion Date, any and all other rights, claims and causes of action AerCap or such AerCap Entity may have against the Existing Shareholders, the Parent or any of their Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns in respect of any breach of the Warranties, the Pre-Completion Covenants of the Parent and the Existing Shareholders or the covenants and agreements contained in this Agreement that are to be performed at or after the Completion by Parent or the Existing Shareholders (other than a claim for indemnification pursuant to this clause 7 or for equitable remedies pursuant to clause 34) and (y) the Parent and each Existing Shareholder hereby waive, from and after the Completion Date, any and all other rights, claims and causes of action the Parent or such Existing Shareholders may have against AerCap, the AerCap Entities or any of their Affiliates, or their respective directors, officers, employees, Affiliates, controlling Persons, agents or representatives, successors or assigns in respect of any breach of the AerCap Warranties, the Pre-Completion Covenants of AerCap and the AerCap Entities or the covenants and agreements contained in this Agreement that are to be performed at or after the Completion by AerCap or the AerCap Entities (other than a claim for indemnification pursuant to this clause 7 or for equitable remedies pursuant to clause 34 or for payment of the Consideration).

(e)          Notwithstanding anything to the contrary in this Agreement, but subject to clause 7.1(a), in the event AerCap, the AerCap Entities, the Parent or the Existing Shareholders become aware of any breach or inaccuracy of any Warranties contained in paragraph 18.3 of Schedule 1A, the Parent shall be permitted to cure such breach or inaccuracy, in whole or in part, prior to being subject to any indemnity payment obligation hereunder by (i) transferring or causing to be transferred, at the Parent’s expense, from the Retained Group Members to the AerCap Group Members such assets, rights or properties as would cure such breach or (ii) by providing such services pursuant to the Transition Services Agreement, in each case for the purpose of curing such breach; provided that the cure right set forth in the foregoing clause (ii) shall not be available in respect of any breach or inaccuracy that relates to the ownership of the Specified Aircraft Assets; provided, further, that for the avoidance of doubt, any notice in respect of which indemnity may be sought pursuant to this clause 7.3(e) shall replace any notice required to be delivered pursuant to the introductory paragraph of this clause 7.3; provided, further, that AerCap shall retain its rights hereunder with respect to any Losses that are not cured by the actions in this clause 7.3(e).

7.4          The aggregate Losses for which the Parent and the Existing Shareholders shall be liable in respect of this Agreement (other than in respect of any Excluded Liabilities) to AerCap, the AerCap Entities and any AerCap Indemnitee shall not exceed five billion U.S. dollars (US$5,000,000,000).  The aggregate Losses, for which AerCap and the AerCap Entities shall be liable in respect of this Agreement (other than in respect of any Business Liabilities) to the Parent, the Existing Shareholders and any Parent Group Indemnitee shall not exceed two billion U.S. dollars (US$2,000,000,000).  For the purposes of determining whether any of the Warranties or the AerCap Warranties have been breached and the amount of Losses that are the subject matter of a claim for indemnification under this clause 7, each Warranty and AerCap Warranty contained in this Agreement (other than, for purposes of determining whether there has been such a breach, the Specified Warranties) shall be read without regard to and without giving effect to any materiality qualifier, including “Material Adverse Effect,” contained therein.  Nothing in this clause 7 shall modify or waive the obligations of AerCap and the AerCap Entities to deliver the Consideration.

7.5          This Agreement may be terminated prior to the Completion:

(a)          by the mutual written consent of the Parent and AerCap;

(b)          by either the Parent or AerCap if the Completion has not occurred on or before the date that is twelve (12) months after the Signing Date (the “Initial Long-Stop Date” and, as the same may be extended pursuant to this clause 7.5(b), the “Long-Stop Date”); provided that the right to terminate this Agreement pursuant to this clause 7.5(b) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or AerCap Warranties, as applicable, or Pre-Completion Covenants, in each case, in any manner that shall have resulted in the failure of the Completion to occur on or before the Long-Stop Date; provided, further, that if the Marketing Period has commenced and not yet completed prior to the Initial Long-Stop Date, then the Initial Long-Stop Date shall be extended until the date that is five Business Days after the earlier of (x) the expiration of the Marketing Period and (y) the termination of the Marketing Period by AerCap; and provided, further, that if prior to the Initial Long-Stop Date, the Conditions to the Completion set forth in clause 3.1(a) and/or clause 3.1(b) have not been satisfied or waived but all other Conditions to the Completion (other than those conditions which by their terms cannot be satisfied until the Completion) have been satisfied or waived or are capable of being satisfied by the Initial Long-Stop Date, the Initial Long-Stop Date may be extended on one occasion by either the Parent or AerCap, for a period of three (3) months.

(c)          by AerCap, if (i) a breach of Warranty shall have occurred that would cause the condition set forth in clause 3.1(d) not to be satisfied or (ii) a Material Adverse Effect has occurred since the Signing Date, only insofar as such breach or Material Adverse Effect, as applicable, has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(d)          by AerCap, if a breach of the Parent’s or the Existing Shareholders’ Pre-Completion Covenants shall have occurred that would cause the condition set forth in clause 3.1(f) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Long-Stop Date, and the date falling three (3) months after the date of such breach;

(e)          by the Parent, if (i) a breach of a AerCap Warranty shall have occurred that would cause the condition set forth in clause 3.1(e) not to be satisfied or (ii) a AerCap Material Adverse Effect has occurred since the Signing Date, only insofar as such breach or AerCap Material Adverse Effect, as applicable, has not been cured by the earlier of the Long-Stop Date and the date falling three (3) months after the date of such breach;

(f)          by the Parent, if a breach of AerCap’s or the AerCap Entities’ Pre-Completion Covenants shall have occurred that would cause the condition set forth in clause 3.1(g) not to be satisfied, only insofar as such breach has not been cured by the earlier of the Initial Long-Stop Date, and the date falling three (3) months after the date of such breach;

(g)          by either the Parent or AerCap, if the Required AerCap Shareholder Approval shall not have been obtained at the AerCap General Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder;

(h)          [Reserved];

(i)          by any of the Parent or AerCap in the event that a Legal Restraint having the effect set forth in clause 3.1(j) shall be in effect and shall have become final and unappealable; provided that the right to terminate this Agreement pursuant to this clause 7.5(i) shall not be available to any party who shall have materially breached or failed to perform any of its Warranties or AerCap Warranties, as applicable, or Pre-Completion Covenants, in each case in any manner that shall have resulted in the imposition of such Legal Restraint;

(j)          prior to receipt of the Required AerCap Shareholder Approval, by the Parent, if an Adverse Recommendation Change shall have occurred; or

(k)          by the Parent, if (i) all of the conditions set forth in clause 3.1 have been satisfied or waived (other than those conditions that by their terms are to be satisfied by actions taken at Completion), (ii) the Parent has given notice to AerCap in writing that the Parent and the Existing Shareholders are prepared and able to consummate the Completion (assuming the conditions set forth in clause 3.1 that by their terms are to be satisfied at the Completion would be satisfied by actions taken at the Completion), (iii) the Marketing Period has ended and (iv) AerCap or the AerCap Entities fail to consummate the transactions contemplated by this Agreement on the date the Completion should have occurred pursuant to clause 5.1.

7.6          Any party desiring to terminate this Agreement pursuant to clause 7.5 shall give written notice of such termination to the other parties (except that the Parent does not need to give such notice to the Existing Shareholders and vice versa).

7.7          In the event of the termination of this Agreement pursuant to clause 7.5:

(a)           this Agreement shall forthwith become null and void (except for this clause 7, clauses 17.1, 18.1, 19, 20, 21, 22.1, 25, 26, 27, 28, 29, 30, 31, 32, 33, 34, 36 and clause 1 (to the extent necessary to give meaning to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the parties in accordance with their terms); and

(b)          there shall be no liability or further obligation of any kind pursuant to this Agreement on the part of AerCap, the AerCap Entities, the Parent, the Existing Shareholders or any of their respective current or former directors, officers, employees, shareholders, investors, partners, members, managers, representatives or Affiliates of any of the foregoing; provided, however, that termination (including payment of the Completion Failure Termination Fee, Adverse Recommendation Change Termination Fee or Alternative Acquisition Fee) pursuant to this clause 7 will not relieve any party from such liability (i) pursuant to the sections specified in clause 7.7(a) that survive termination or (ii) for any willful breach of any provision in this Agreement prior to such termination or for fraud.

7.8          In the event that this Agreement is terminated pursuant to clause 7.5(k), or by AerCap pursuant to clause 7.5(b) under circumstances where the Parent or Existing Shareholders could have terminated pursuant clause 7.5(k), then AerCap shall pay, or cause to be paid, US$100 million (the “Completion Failure Termination Fee”) to the Parent (or its designated Affiliates) as promptly as reasonably practicable (and in any event, within five (5) Business Days following such termination).

7.9          In the event that this Agreement is terminated pursuant to clause 7.5(j), then AerCap shall pay, or cause to be paid, US$100 million (the “Adverse Recommendation Change Termination Fee”) to the Parent (or its designated Affiliates) as promptly as reasonably practicable (and in any event, within five (5) Business Days following such termination).

7.10          In the event that (a) this Agreement is terminated pursuant to (i) clause 7.5(g) and the existence of a Superior Proposal has been disclosed by any Person to the public on or prior to the date of the AerCap General Meeting or (ii) clause 7.5(b) and, prior to the Long-Stop Date, the Required AerCap Shareholder Approval has not been obtained and a Superior Proposal has been made to AerCap or any of its Affiliates, and (b) within 12 months of the termination of this Agreement, AerCap or any of its Affiliates enters into any definitive documentation in connection with, or consummates any transaction with respect to, an Acquisition Proposal, then AerCap shall pay, or cause to be paid, US$100 million (the “Alternative Acquisition Fee”) to the Parent (or its designated Affiliates) as promptly as reasonably practicable (and in any event, within five (5) Business Days following the date on which AerCap or any of its Affiliates enters into any definitive documentation in connection with, or consummates any transaction with respect to, such Acquisition Proposal).

7.11          AerCap and the AerCap Entities on the one hand and the Existing Shareholders and the Parent on the other acknowledge and agree that the agreements contained in this clause 7 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other parties would not enter into this Agreement.

7.12          In the event the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee are payable, such fee will be paid to the Parent (or its designated Affiliates) by AerCap or one of its Affiliates in immediately available funds.  Solely for purposes of establishing the basis for the amount thereof, and without in any way increasing the amount of either the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee or expanding the circumstances in which the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee is to be paid, it is agreed that each of the Completion Failure Termination Fee, the Alternative Acquisition Fee and the Adverse Recommendation Change Termination Fee is liquidated damages, and not a penalty, and the payment of the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee in the circumstances specified herein is supported by due and sufficient consideration.  While the Parent may pursue both a grant of specific performance under clause 34 and the payment of the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee under this clause 7, under no circumstances shall the Parent be entitled to receive both (x) a grant of specific performance which results in consummation of the Completion and (y) all or any portion of the Completion Failure Termination Fee, the Alternative Acquisition Fee or the Adverse Recommendation Change Termination Fee.  AerCap shall (or shall cause one of its Affiliates to) reimburse the Parent and the Existing Shareholders for reasonable fees (including fees and expenses of legal counsel) incurred by the Parent and the Existing Shareholders in enforcing their rights under clauses 7.8, 7.9, and 7.10.

7.13          Notwithstanding anything to the contrary in this Agreement but subject to clause 7.7(b), if AerCap and the AerCap Entities fail to effect the Completion when required by clause 5, then either (a) a decree or order of specific performance or an injunction or injunctions or other equitable relief if and to the extent permitted by clause 34, or (b) the termination of this Agreement pursuant to clause 7.5, any reimbursement and indemnification obligations of the AerCap Entities and AerCap pursuant to clauses 7.12, 10.2, and 11.10, and receipt of payment of the Completion Failure Termination Fee pursuant to clause 7.8, shall be the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) of the Parent, Existing Shareholders and their Affiliates against AerCap, the AerCap Entities, the Lenders and any of their respective Affiliates or current or former directors, officers, employees, shareholders, investors, partners, members, managers, representatives or Affiliates of any of the foregoing (collectively, the “AerCap Related Parties”).  Subject to clause 7.7(b), upon payment of the Completion Failure Termination Fee pursuant to clause 7.8 and payment of any reimbursement and indemnification obligations of AerCap and the AerCap Entities payable pursuant to clauses 7.12, 10.2, and 11.10 to the Parent, none of AerCap, the AerCap Entities or any of the AerCap Related Parties shall have any future liability or obligation relating to or arising out of this Agreement or any of the Transaction Documents or the transactions contemplated by hereby or thereby.

7.14          (a) The amount of any Loss for which indemnification is provided in respect of a breach by the Parent or the Existing Shareholders of the Warranties in paragraph 21.2(b) of Schedule 1A shall be reduced by any benefits actually realized by the AerCap Indemnitees as a result of a failure of the information set forth in paragraph 21.2(b) of Schedule 1A of the Disclosure Letter to be true and correct.  The amount of any Loss for which indemnification is provided in respect of a breach by AerCap or the AerCap Entities of AerCap Warranties in paragraph 20.2(b) of Schedule 1B shall be reduced by any benefits actually realized by the AerCap Group as a result of a failure of the information set forth in paragraph 21.2(b) of Schedule 1A of the Disclosure Letter to be true and correct.

(b)          The amount of any Loss for which indemnification is provided in respect of a breach by AerCap or the AerCap Entities of the AerCap Warranties in paragraph 20.2(b) of Schedule 1B shall be reduced by any benefits actually realized by the Parent Group Indemnitees as a result of a failure of the information set forth in paragraph 20.2(b) of Schedule 1B of the AerCap Disclosure Letter to be true and correct.  The amount of any Loss for which indemnification is provided in respect of a breach by Parent or the Existing Shareholders of the Warranties in paragraph 21.2(b) of Schedule 1A shall be reduced by any benefits actually realized by the Parent Group as a result of a failure of the information set forth in paragraph 20.2(b) of Schedule 1B of the AerCap Disclosure Letter to be true and correct.

8.          Conduct of Business Before the Completion

8.1          Subject to any applicable Laws, during the period from the Signing Date until the Completion, except:

(a)          as otherwise contemplated by or necessary to effect the matters contemplated by the Transaction Documents, including, for the avoidance of doubt, clause 2.9 of this Agreement, and the Reorganization if taken at the AerCap Entities’ request or AerCap’s request;

(b)          for actions contemplated by the Transaction Accounting Principles that would reduce Target Completion Date Cash;

(c)          for matters identified in Schedule 8.1 of the Disclosure Letter;

(d)          as may otherwise be required by applicable Law or by the express terms of a Parent Benefit Plan or Company Benefit Plan; or

(e)          as AerCap otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed, it being understood and agreed that AerCap shall notify the Company whether it grants or withholds its consent as promptly as practicable and, in the case of matters described by the Company as exigent, within four (4) Business Days, any such consent to be confirmed by email).

the Parent and the Existing Shareholders shall (i) cause the Business and the business of each Company Group Member, EIH (to the extent related to SES) and, to the extent within the control of the Parent or the Existing Shareholders, SES, to be conducted in the ordinary course, and (ii) cause the Business and each Company Group Member (and, (A) to the extent expressly set forth on Schedule 2A, EIH, and (B) to the extent (x) expressly set forth on Schedule 2A and (y) within the control of the Parent or the Existing Shareholders, SES) not to take any of the actions listed in Schedule 2A.

8.2          The Existing Shareholders and the Parent shall use reasonable best efforts to procure that the Company Group will, except as set forth on Schedule 8.2 of the Disclosure Letter, co-operate fully between the Signing Date and the Completion in order to assist AerCap and the AerCap Entities and their Affiliates to communicate with employees, agents and consultants of the Company Group and take actions to retain such persons as employees, agents and consultants, provided that neither the Existing Shareholders nor the Parent shall be obliged to do anything that would unreasonably interfere with any of the businesses or operations of the Parent or any of its Affiliates (including the Company and the Company Subsidiaries); and provided, further, that, anything to the contrary in this Agreement notwithstanding, nothing herein shall obligate or be construed to obligate the Parent or the Existing Shareholders to make, or to cause to be made, any payment to any employee, agent or consultant of the Company Group or any other third party in order to comply with its obligations under this clause 8.2.

8.3          (a)          With respect to any Indebtedness of any Company Group Member, the Parent shall, and shall cause its Affiliates to, use reasonable best efforts to obtain any waivers or amendments required to prevent a default or event of default under, and a breach or acceleration of, such Indebtedness that may arise out of or relate to the transactions contemplated by the Transaction Documents or the Reorganization (any such Indebtedness, the “Triggered Facilities,” and any such waivers or amendments, the “Facilities Amendments”); provided that none of the Parent, Existing Shareholders or the Companies shall have any such obligation with respect to the Facilities Amendments under this clause 8.3(a) until and unless AerCap has provided the Parent and Existing Shareholders with sufficient prior notice of the final structure of the Reorganization, including a reasonably detailed description thereof; provided, further, that notwithstanding anything in this Agreement to the contrary, the reasonable best efforts of the Parent and its Affiliates under this clause 8.3(a) to obtain the Facilities Amendments shall not require the Parent or its Affiliates to (i) pay any commitment or other similar fee or consent fee, (ii) incur prior to the Completion any other liability, other than out-of-pocket and other expenses (except, with respect to the Companies or their Subsidiaries, only if such incurrence does not arise until after the Completion), (iii) take any action that would (x) unreasonably interfere with either the Parent’s or Existing Shareholders’ ongoing business operations (except, with respect to the Companies or their Subsidiaries, only if such effect does not arise until after the Completion) or (y) conflict with or violate Laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any material contract to which the Parent or any of its Subsidiaries is a party, (iv) modify, waive, amend or change the terms of the AerCap Notes (as contemplated by Schedule 2.7 of the Disclosure Letter), (v) provide any inducement or business to any of the lenders of the Triggered Facilities or (vi) take any corporate action or execute any consent approving, or executing any document or agreement relating to, the Triggered Facilities (except, with respect to the Companies or their Subsidiaries, only as will be effective at the Completion).  In connection with the foregoing, the Parent shall, and shall cause its Affiliates to, use reasonable best efforts to cause the actions set forth on Schedule 8.3(a) of the Disclosure Letter to occur.

(b)          The Parent shall, and shall cause its Affiliates, to (a) cooperate and consult with the AerCap Entities, (b) provide the AerCap Entities with all notices and other material communications with the lenders under the Triggered Facilities related to any proposed waivers or amendments or the transactions contemplated by this Agreement and (c) not object to the attendance of the AerCap Entities and their Representatives at any meetings or discussions with the lenders under the Triggered Facilities related to any proposed amendments or the transactions contemplated by this clause 8.3.  Any actions taken in connection with seeking any such amendments or waivers shall be in accordance with applicable Law; accordingly, without the prior written consent of the AerCap Entities, the Parent agrees that it shall not, and shall not permit any of its Affiliates to, take or agree or commit to take any actions under the Triggered Facilities without the prior written consent of the AerCap Entities other than those set forth in Schedule 8.3(b) of the Disclosure Letter.  For the avoidance of doubt, in no event shall the failure to obtain any Facilities Amendment by the Parent or any of its Affiliates in and of itself constitute a breach of this clause 8.3 so long as the Parent has otherwise complied with its obligations under this clause 8.3.

(c)           Notwithstanding anything in this Agreement to the contrary, in the event that any Facilities Amendments are not obtained prior to the date that is ten (10) Business Days prior to the Completion Date, the Parent shall deliver, or shall cause to be delivered, on or prior to the date that is five (5) Business Days prior to the Completion Date, payoff letters (the “Payoff Letters”) in form reasonably satisfactory to AerCap from each of the holders (or an agent on their behalf) of the applicable Triggered Facilities, which Payoff Letters shall (a) specify the aggregate amount required to be paid in order to repay in full all obligations arising under or relating to the Triggered Facility related to such Payoff Letter (including any and all Indebtedness, accrued but unpaid interest and fees and prepayment penalty obligations due upon repayment) on the Completion Date, (b) contain wire transfer instructions to make such payoff and (c) provide that upon payment of the amounts set forth in such Payoff Letters, all guarantees of,  and all Encumbrances securing, such obligations shall be released and terminated and include customary undertakings to promptly prepare and file with the appropriate Governmental Authority such instruments as may be required to effect or evidence such release and termination of Encumbrances or shall include authorization for the Parent or another party designated by the Parent to prepare and file any such instruments.  For the avoidance of doubt, any payments made in order to repay obligations arising under or relating to the Triggered Facilities pursuant to this clause 8.3(c) shall be made in cash by one or more of the Companies.  Such payments shall reduce Target Completion Date Cash and there shall be no deduction from the consideration otherwise payable to the Existing Shareholders pursuant to this Agreement for any such payments.

8.4          Subject to any applicable Laws, during the period from the Signing Date until the Completion, except:

(a)          as otherwise contemplated by or necessary to effect the matters contemplated by the Transaction Documents and the Reorganization;

(b)          for matters identified in Schedule 8.4 of the AerCap Disclosure Letter;

(c)          as may otherwise be required by applicable Law or by the express terms of a AerCap Benefit Plan; or

(d)          as the Parent otherwise consents in writing in advance (which consent shall not be unreasonably withheld or delayed, it being understood and agreed that the Parent shall notify AerCap whether it grants or withholds its consent as promptly as practicable and, in the case of matters described by AerCap as exigent, within four (4) Business Days, any such consent to be confirmed by email).

AerCap shall (i) conduct its business in the ordinary course and (ii) not take any of the actions listed in Schedule 2B.

8.5          AerCap and the AerCap Entities shall use their reasonable best efforts to (a) obtain any waivers or amendments required to prevent a default or event of default under, and a breach or acceleration of, any Indebtedness of any AerCap Group Member that may arise out of or relate to the transactions contemplated by the Transaction Documents or the Reorganization (any such Indebtedness, the “AerCap Triggered

Facilities”); provided that notwithstanding anything in this Agreement to the contrary, the reasonable best efforts of AerCap and the AerCap Entities shall not require AerCap or any AerCap Entity to (i) pay any commitment or other similar fee or consent fee, (ii) incur any other liability, (iii) take any action that would (x) unreasonably interfere with either AerCap’s or any AerCap Entity’s ongoing business operations or (y) conflict with or violate Laws, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Material Contract to which AerCap or any of its Subsidiaries is a party, (iv) modify, waive, amend or change the Debt Financing, the terms of the AerCap Notes (as contemplated by Schedule 2.7 of the Disclosure Letter), any Alternative Financing or any other financing to be obtained by AerCap and/or any AerCap Entity in lieu of the Debt Financing, (v) provide any inducement or business to any of the lenders of any such Indebtedness or (vi) take any corporate action or execute any Consent approving, or executing any document or agreement relating to, the AerCap Triggered Facilities (except only as will be effective at the Completion), and (b) as promptly as reasonably practicable after the date hereof, finalize the structure of the Reorganization.

8.6          [Reserved.]

8.7          (a)          To the Parent’s knowledge, a complete list of Retained Group Member Guarantees is set forth on Schedule 8.7(a) of the Disclosure Letter.  AerCap and the AerCap Entities shall, and shall cause their Affiliates to, use reasonable best efforts to (i) (A) arrange for substitute letters of credit, AerCap Entity guarantees and other obligations to replace, on or prior to the Completion Date, any outstanding Retained Group Member Guarantees, or (B) to the extent permitted by applicable Law, assume all obligations (to the extent relating to the Business) under each Retained Group Member Guarantee on or prior to the Completion Date, and (ii) obtain, on or prior to the Completion Date, from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to the Parent) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under such Retained Group Member Guarantees (to the extent relating to the Business) (a “Retained Group Member Guarantee Release”); provided, that the failure of AerCap or the AerCap Entities to take the actions set forth in the foregoing clauses (i), (ii) and (iii) with respect to any Retained Group Member Guarantee that was not notified in writing to AerCap or the AerCap Entities prior to the Completion shall not in and of itself constitute a breach of this clause 8.7, so long as AerCap and the AerCap Entities have otherwise complied with their obligations under this clause 8.7.  In furtherance and not in limitation of the foregoing, the Parent shall, and shall cause its Affiliates to, reasonably cooperate with AerCap and the AerCap Entities.  To the extent that a full Retained Group Member Guarantee Release is not obtained with respect to any such Retained Group Member Guarantee prior to or at the Completion, from and after the Completion, AerCap and the AerCap Entities shall, jointly and severally, (x) indemnify, defend and hold harmless the Parent and its Subsidiaries against, and reimburse the Parent and its Subsidiaries for, all amounts paid that are reasonably incurred, including reasonable and documented out-of-pocket costs or expenses in connection with such Retained Group Member Guarantee, including the Parent and its Subsidiaries’ reasonable and documented out-of-pocket costs or expenses in maintaining such Retained Group Member Guarantee, whether or not such Retained Group Member Guarantee is drawn upon or required to be performed (and such amounts shall constitute Business Liabilities hereunder), and shall in any event promptly reimburse the Parent and its Subsidiaries to the extent such Retained Group Member Guarantee is drawn upon and the Parent or any of its Subsidiaries makes any payment or reimburses the party issuing the Retained Group Member Guarantee and (y) not, without the Parent’s prior written consent, amend in any manner adverse to the Retained Group Members, or extend (or permit the extension of), any Retained Group Member Guarantee or any obligation supported by any Retained Group Member Guarantee.

(b)          To the Parent’s knowledge, a complete list of Company Group Guarantees is set forth on Schedule 8.7(b) of the Disclosure Letter.  The Parent shall, and shall cause its Affiliates to, use reasonable best efforts to (i) (A) arrange for substitute letters of credit, Retained Group Member guarantees and other obligations to replace, on or prior to the Completion Date, any outstanding Company Group Guarantees, or (B) to the extent permitted by applicable Law, assume, on or prior to the Completion Date, all obligations under each Company Group Guarantee, and (ii) obtain, on or prior to the Completion Date, from the creditor, beneficiary or other counterparty a full release (in a form satisfactory to AerCap) of all parties liable, directly or indirectly, for reimbursement to the creditor or fulfillment of other obligations to a beneficiary or counterparty in connection with amounts drawn under the Company Group Guarantees (a “Company Group Guarantee Release”); provided, that the failure of the Parent or its Affiliates to take the actions set forth in the foregoing clauses (i), (ii) and (iii) with respect to any Company Group Guarantee shall not in and of itself constitute a breach of this clause 8.7(b), so long as Parent and its Affiliates have otherwise complied with their obligations under this clause 8.7(b).  In furtherance and not in limitation of the foregoing, AerCap shall, and shall cause its Affiliates to, reasonably cooperate with the Parent and its Affiliates.  To the extent that a full Company Group Guarantee Release is not obtained with respect to any Company Group Guarantee prior to or at the Completion,  from and after the Completion, the Parent and the Existing Shareholders shall, jointly and severally, (x) indemnify, defend and hold harmless AerCap and the AerCap Entities against, and reimburse AerCap and the AerCap Entities for, all amounts paid that are reasonably incurred, including reasonable and documented out-of-pocket costs or expenses in connection with such Company Group Guarantee, including the AerCap Group and Company Group’s reasonable and documented out-of-pocket costs or expenses in maintaining such Company Group Guarantee, whether or not such Company Group Guarantee is drawn upon or required to be performed (and such amounts shall constitute Excluded Liabilities hereunder), and shall in any event promptly reimburse the AerCap Group and the Company Group to the extent such Company Group Guarantee is drawn upon and the Company Group makes any payment or reimburses the party issuing the Company Group Guarantee and (y) not, without AerCap’s prior written consent, amend in any manner adverse to the AerCap Group or the Company Group, or extend (or permit the extension of), any Company Group Guarantee or any obligation supported by any Company Group Guarantee.

8.8          (a) Within fifteen (15) Business Days after the end of each fiscal quarter ending after the date of this Agreement and prior to the Completion Date, the

Parent shall prepare and deliver to AerCap a true and correct statement (a “Quarterly Cash Flow Statement”) setting forth:

(i)          (x) the net operating, investing and financing cash flows for the Business, (y) the net cash outflows from the Business to Parent and its Affiliates (other than the Company Group) and (z) contributions of Contributed Cash pursuant clause 8.9(a), in each case that occurred during the fiscal quarter ending immediately prior to the delivery of the applicable Quarterly Cash Flow Statement (such fiscal quarter, the “Previous Quarter”) (or, in the case of the first Quarterly Cash Flow Statement delivered pursuant to this clause 8.8, during the period from October 1, 2020 through the end of the fiscal quarter ending immediately prior to the delivery of such Quarterly Cash Flow Statement), which calculation shall be reasonably detailed and prepared and determined from the Books and Records of Company Group and the Business and in accordance with the Transaction Accounting Principles;

(ii)          a reasonably detailed forecast setting forth the amount of all (x) net operating, investing and financing cash flows for the Business, (y) the net cash outflows from the Business to Parent and its Affiliates (other than the Company Group) and (z) contributions of Contributed Cash pursuant clause 8.9(a), in each case that the Parent reasonably estimates in good faith will occur during the fiscal quarter immediately succeeding the Previous Quarter;

(iii)          a reasonably detailed reconciliation of the amounts described in clause 8.8(a) above in respect of the Previous Quarter to the amounts set forth in the forecast in respect of such Previous Quarter that was included in the last Quarterly Cash Flow Statement delivered to AerCap pursuant to this clause 8.8; and

(iv)          a reasonably detailed illustrative calculation of the Cash Consideration that assumes that the last day of the Previous Quarter was the Completion Date and is prepared and determined from the Books and Records of the Company Group and the Business and in accordance with the Transaction Accounting Principles.

(b)          Following the delivery of each Quarterly Cash Flow Statement pursuant to clause 8.8(a), the Parent shall, and shall cause its Affiliates and Representatives to, consult with (and consider in good faith the views) of AerCap and its Representatives in respect of such Quarterly Cash Flow Statement. AerCap and its Representatives shall be permitted to review such of the Books and Records of the Parent and its Affiliates as are reasonably necessary for AerCap’s and its Representatives’ review of each Quarterly Cash Flow Statement, and the Parent shall reasonably promptly make available the individuals in its and its Affiliates’ employ as well as Representatives of its independent accountants responsible for and knowledgeable about the information used in, and the preparation of, such Quarterly Cash Flow Statement, to respond to the reasonable inquiries of, or requests for information by, AerCap and/or its Representatives subject, in the case of the Parent’s accountants, to the execution of customary release letters. If AerCap disagrees with any item set forth in a Quarterly Cash Flow Statement, AerCap shall, as soon as reasonably practicable, deliver written notice to the Parent of the same, specifying in reasonable detail the basis for such disagreement. In that case, Parent and AerCap shall discuss such disagreement in good faith to reach a resolution as to any matters identified in such notice as being in disagreement, and the Parent shall reasonably consider such past discussions and resolutions when preparing each subsequent Quarterly Cash Flow Statement.

8.9          (a) Notwithstanding anything to the contrary in this Agreement, from time to time during the period from the Reference Balance Sheet Date through the Completion Date, the Parent or any of its Affiliates (excluding any Company Group Member) may, contribute net cash flows to the Business (all such amounts contributed during the period from the Reference Balance Sheet Date through the Completion Date, the “Contributed Cash”) (i) to the extent such Contributed Cash will be used by the Business to make a capital expenditure permitted by clause 8.1 (and the amount of net cash flows of the Business is not sufficient to make such expenditure) or (ii) to the extent the Parent or any of its Affiliates (excluding any Company Group Member) reasonably determines in good faith that the amount of net cash flows of the Business is insufficient for the continued operation of the Business and that such contributions are reasonably necessary to enable the Business to fulfill its obligations as they come due in the then-current fiscal quarter; provided, that this clause 8.9 shall not restrict the ability of the Parent or any of its Affiliates (excluding any Company Group Member) to contribute net cash flows to or sweep net cash flows from the Business in the ordinary course of business consistent with past practice.

(b)          Within five (5) business days after the end of each calendar month, the Parent shall deliver to AerCap a notice specifying whether the Business had negative net cash flows for the recently completed calendar month together with a reasonably detailed schedule setting forth its calculation of its net cash flow for such calendar month. AerCap and its Representatives shall be permitted to review such of the Books and Records that the Parent used to determine that (i) the Business had negative net cash flows for the applicable calendar month or (ii) that Contributed Cash pursuant to clause 8.9(a)(ii) was reasonably necessary to enable the Business to fulfill its obligations as they came due in the applicable calendar month.  The Parent shall reasonably promptly make available the individuals in its and its Affiliates’ employ responsible for and knowledgeable about the financial information used by the Parent in determining that the Business’s net cash flows were negative or that such Contributed Cash was reasonably necessary, and to respond to the reasonable inquiries of, or requests for information by, AerCap and/or its Representatives.

9.          AerCap General Meeting

9.1          AerCap shall take all action necessary in accordance with applicable Law and its articles of association to duly call, give notice of, convene and hold an annual or extraordinary general meeting of shareholders to be held as promptly as reasonably practicable after the date hereof (the “AerCap General Meeting”) in order to obtain the AerCap Shareholder Approval.  For the avoidance of doubt, nothing contained in this Agreement or any other Transaction Document shall prevent AerCap from including on the agenda for the AerCap General Meeting (i) the items set forth on Schedule 9.1 of the AerCap Disclosure Letter and (ii) any other matters that would not result in the violation of clause 8.4, AerCap shall procure that the appointment of the Shareholder Designee (as defined in, and chosen in accordance with, the Shareholders’ Agreement) set forth on Schedule 9.1 of the Disclosure Letter, or any replacement for such Shareholder Designee designated in writing by the Parent no later than March 12, 2021 and otherwise complying with the Shareholders’ Agreement, is proposed and recommended for approval by AerCap’s shareholders in the agenda, explanatory notes and proxy materials for the

AerCap General Meeting.  The Parent and Existing Shareholders shall provide AerCap all information about such Shareholder Designee as shall be reasonably requested by the Board of Directors of AerCap, any committee thereof, or AerCap (including, at a minimum, any information regarding such proposed Shareholder Designee to the extent required by applicable Law).

9.2          AerCap shall, through its Board of Directors, communicate the AerCap Board Recommendation to its shareholders unless there has been an Adverse Recommendation Change in accordance with clause 9.5 and shall use reasonable best efforts to obtain from its shareholders the AerCap Shareholder Approval.

9.3          AerCap shall use reasonable best efforts to do, and procure to be done, all those things necessary to ensure that the AerCap Shareholder Approval is obtained.

9.4          Notwithstanding anything in this Agreement to the contrary, the Parent shall cause any shares of AerCap Ordinary Shares beneficially owned by it or any of its Subsidiaries to be voted (including by proxy) in favor of the adoption of each of the resolutions included in the AerCap Shareholder Approval.

9.5          Nothing in this clause 9 shall be deemed to prevent AerCap or the Board of Directors of AerCap from taking any action they are required to take under, and in compliance with, applicable Law (after consultation with its independent financial advisor and outside legal counsel); provided that the Board of Directors of AerCap shall not effect an Adverse Recommendation Change unless it has determined in good faith (after consultation with its independent financial advisor and outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of this Agreement that was not known or reasonably foreseeable (or if known, the consequences of which were not known or reasonably foreseeable) to AerCap prior to the execution and delivery of this Agreement (an “Intervening Event”), failure to take such action would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that AerCap may only take these actions described if:

(a)          AerCap shall have provided prior written notice to the Parent and the Existing Shareholders, of its or its Board of Director’s intention to take such actions at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, the details of such Intervening Event;

(b)          after providing such notice and prior to taking such actions, AerCap shall have, and shall have caused its Representatives to have, negotiated with the Parent and the Existing Shareholders in good faith (to the extent the Parent and the Existing Shareholders desire to negotiate) for a period of four (4) Business Days to make adjustments in the terms and conditions of this Agreement as would permit AerCap and the Board of Directors of AerCap not to take such actions; and

(c)          the Board of Directors of AerCap shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by the Parent and the Existing Shareholders by 5:00 PM Eastern time on the fourth (4th) Business Day of such four (4) Business Day period and shall have determined in good faith, after consultation with its independent financial advisor and outside legal counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Adverse Recommendation Change if such changes offered in writing by the Parent were given effect.

9.6           AerCap shall use its reasonable best efforts to cause the Stock Consideration to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the Completion.

10.          Debt Financing

10.1          AerCap and the AerCap Entities shall use, and shall cause their respective  Affiliates to use, reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing on the terms and conditions described in the Debt Financing Commitments, including using reasonable best efforts to (a) maintain in full force and effect the Debt Financing Commitments until the earliest of the consummation of the transactions contemplated by this Agreement, the termination of this Agreement and the time at which any Alternative Financing is obtained, (b) satisfy (or cause their Affiliates to satisfy) on a timely basis all conditions to obtaining the Debt Financing that are applicable to it and within its control as set forth in the Debt Financing Commitments and such definitive agreements as are to be entered into pursuant thereto (such agreements, the “Debt Financing Agreements”), (c) negotiate and enter into the Debt Financing Agreements on terms and conditions described in the Debt Financing Commitments (including any “flex” provisions contained therein) or otherwise on terms that would not (1) reduce the aggregate principal amount of the Debt Financing below the amount necessary to satisfy the AerCap Entities’ obligation to pay (x) the aggregate Cash Consideration and (y) any fees and expenses of or payable by the AerCap Entities or AerCap in connection with the Completion and the Debt Financing or (2) impose new or additional conditions or otherwise adversely amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to prevent or materially delay the receipt of the Debt Financing, (d) enforce its rights under the Debt Financing Commitments and (e) consummate the Debt Financing contemplated by the Debt Financing Commitments at or prior to the Completion and to timely cause the Lenders party thereto to fund the Debt Financing.  In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Financing Commitments, AerCap shall promptly notify the Parent and the Existing Shareholders in writing of such unavailability and, to its knowledge, the reason therefor, and AerCap and the AerCap Entities shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain, as promptly as practicable following the occurrence of such event, alternative financing from alternative sources (“Alternative Financing”) on terms that will enable AerCap to consummate the transactions contemplated by this Agreement and that are not materially less favorable, taken as a whole, to the Companies or AerCap (in the reasonable judgment of AerCap) than the terms set forth in the Debt

Financing Commitments and would not involve any conditions to funding the Debt Financing that (1) are not contained in the Debt Financing Commitments and (2) would reasonably be expected to prevent or materially delay the consummation of the Debt Financing or such Alternative Financing.  AerCap shall deliver to the Parent and the Existing Shareholders true and complete copies of all agreements pursuant to which any such alternative source shall have committed to provide AerCap with the Alternative Financing (except for customary non-disclosure agreements and except that fee letters and engagement letters may be redacted in a customary manner). Except for any increased fees or original issue discount as contemplated in the “flex” provisions of the fee letters related to the Debt Financing, AerCap shall not agree to or permit, without the Parent’s prior written consent, any amendment, supplement or other modification of, or any waiver of any of its rights under, the Debt Financing Commitments if such amendment, supplement, modification or waiver (A) reduces the aggregate amount of the Debt Financing below the amount necessary to satisfy the AerCap Entities’ obligation to pay (1) the aggregate Cash Consideration and (2) any fees and expenses of or payable by the AerCap Entities or AerCap in connection with the Completion and the Debt Financing or (B) adds any covenants or conditions, compliance with which would result in a breach or default under any Indebtedness of any Company Group Member, or (C) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing in a manner that would reasonably be expected to (I) materially delay or prevent the Completion, (II) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, (III) reduce the aggregate amount of the Debt Financing below the amount necessary to satisfy the AerCap Entities’ obligation to pay (x) the aggregate Cash Consideration and (y) any fees and expenses of or payable by the AerCap Entities or AerCap in connection with the Completion and the Debt Financing or (IV) adversely impact the ability of AerCap to consummate the transactions contemplated by this Agreement or the likelihood of AerCap doing so or (V) adversely impact the ability of AerCap to enforce its rights against other parties to the Debt Financing Commitments or the Debt Financing Agreements.  AerCap shall promptly deliver to the Parent, Existing Shareholders and the Companies copies of any amendment, supplement or other modification of, and any waiver with respect to, the Debt Financing Commitments promptly upon execution thereof.  AerCap shall give the Parent and the Existing Shareholders prompt written notice of (x) any material breach, default, repudiation, cancellation or termination by any party to the Debt Financing Commitments of which AerCap becomes aware or any termination of all or a portion of the Debt Financing Commitments, or (y) any material dispute or disagreement between or among AerCap, on the one hand, and the Lenders on the other hand, or, to the knowledge of AerCap, among any Lenders with respect to the obligation to fund any of the Debt Financing or the amount of the Debt Financing to be funded at Completion.  If at any time for any reason AerCap believes in good faith that it will not be able to obtain all or any portion of the Debt Financing on the terms and conditions, in the manner or from the sources contemplated by the Debt Financing Commitments or the Debt Financing Agreements, AerCap shall deliver prompt written notice thereof to the Parent and the Existing Shareholders.  AerCap shall keep the Parent and the Existing Shareholders informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Parent copies of all related documents, including drafts of the Debt Financing Agreements and the definitive versions thereof, as is reasonably necessary to keep the Parent and the Existing Shareholders so informed upon request of the Parent.  In no event shall the unavailability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by or to AerCap or any of its Affiliates or compliance by AerCap with this clause 10.1 excuse AerCap or any of its Affiliates from performance of any of its respective obligations hereunder. As applicable, references in this Agreement (other than with respect to representations made by the AerCap Entities or AerCap that speak as of the Signing Date) to (i) the Debt Financing shall include any Alternative Financing, (ii) the Debt Financing Commitments shall include any commitment letter or other agreement pursuant to which any alternative source shall have committed to provide the AerCap Entities or AerCap with any portion of any Alternative Financing and (iii) the Debt Financing Agreements shall include the definitive documentation relating to any Alternative Financing. Notwithstanding anything in this Agreement to the contrary, AerCap and the AerCap Entities shall not incur any Indebtedness that would violate the terms of, or otherwise conflict with the funding conditions to, the Debt Financing.

10.2          Prior to the Completion, the Parent shall use its reasonable best efforts, and shall cause each of its Affiliates to use its reasonable best efforts, and shall cause the respective Representatives of the Parent and its Affiliates to use their reasonable best efforts, in each case at AerCap’s expense, to provide such customary cooperation to AerCap as may be reasonably required or requested in connection with the Debt Financing (or Alternative Financing), including (a) reasonably cooperating with the marketing efforts for the Debt Financing, including participating (including by way of causing management, officers and advisors to so participate) in a reasonable number of meetings, due diligence sessions, “roadshows”, drafting sessions, lender presentations and sessions with rating agencies and prospective lenders and/or investors, (b) reasonably cooperating to facilitate the pledging of, granting of security interests in and obtaining perfection of any liens on, collateral in connection with the Debt Financing (including by executing and delivering as of the Completion Date the Debt Financing Agreements, pledge and security documents and other customary certificates or documents, to the extent reasonably requested by AerCap (provided that (A) none of such documents or certificates shall be executed and/or delivered except in connection with the Completion, (B) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Completion and (C) no liability shall be imposed on any officers or employees of the Parent, the Existing Shareholders, the Company Group Members or any of their subsidiaries)) and using reasonable best efforts to obtain such Consents, approvals and authorizations which shall be reasonably requested by AerCap to permit pledging of collateral, to the extent required in connection with the Debt Financing, (c) facilitating the receipt of documentation that will evidence the repayment of existing Indebtedness, if any, of each Company Group Member which, by its terms, requires such Indebtedness to be repaid in connection with the consummation of the Transaction in order to avoid a default or event of default arising under such Indebtedness and releases of any Encumbrances on the Equity Interests, the Transferred Assets or any other assets of the Company Group Members securing such Indebtedness, in each case upon the repayment of such Indebtedness substantially concurrently with Completion (for the avoidance of doubt, any payments made in order to repay any such Indebtedness shall be made in cash by one or more of the Companies; such payments shall reduce Target Completion Date Cash and there shall be no deduction from the consideration otherwise payable to the Existing Shareholders pursuant to this Agreement for any such payments), (d) reasonably assisting with negotiating, entering into, executing and delivering amendments or waivers to existing Indebtedness of each Company Group Member to the extent that AerCap determines to be necessary or desirable, the Debt Financing Agreements and any intercreditor agreements, guarantee agreements, pledge and security documents, indentures, other definitive financing documents or other requested certificates or documents, including corporate and similar resolutions, closing, officer and secretary certificates, (e) assisting in obtaining customary comfort letters (including customary “negative assurance”) and consents from the independent accountants of the Business for the use of their reports and materials in any offering memorandum or prospectus as a reasonably requested by AerCap in connection with the Debt Financing, including, in each case by executing and delivering customary representation letters to the independent accountants of the Business, (f) providing any information as may be required under “know your customer” and anti-money-laundering rules and regulations, including the USA PATRIOT Act and any certification required under beneficial ownership regulations, (g) assisting in obtaining updated public corporate credit/family ratings from ratings agencies, (h) furnishing AerCap with the Required Information for use in any offering memorandum or prospectus and customary authorization letters addressed to the Lenders authorizing the distribution of information pertaining to the Company Group Members to prospective lenders, containing customary “10b-5” and material non-public information representations with respect to information provided by the Company Group Members; and (i) providing, and causing the accountants for the Business to provide, such reasonable cooperation as may be requested by AerCap to facilitate the preparation of pro forma financial statements by AerCap (provided that (x) AerCap shall provide to the Existing Shareholders reasonably in advance (a) any post-Completion or pro forma cost savings, capitalization and other post-Completion or pro forma adjustments (and the assumptions relating thereto) desired by AerCap to be reflected in such pro forma financial statements to be prepared by AerCap and (b) any other information that may be reasonably and timely requested by the Companies concerning the assumptions underlying the post-Completion or pro forma adjustments to be made in such pro forma financial statements to be prepared by AerCap, which assumptions shall be the responsibility of AerCap and (y) none of the Parent or any Company Group Member shall be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt and equity financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt or equity financing, (B) any post-Completion or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, or (C) any financial information related to AerCap or any of its subsidiaries (including, for the avoidance of doubt, any pending or completed acquisition or disposition of a subsidiary or business by such issuer or borrower) or any adjustments that are not directly related to the transactions described herein).  Notwithstanding anything in this Agreement to the contrary, none of the Parent, the Existing Shareholders or the Companies shall (i) be required to pay any commitment or other fee in connection with the Debt Financing, (ii) incur prior to the Completion any liability or obligation under the Debt Financing Commitments, any Debt Financing Agreements or certifications or any related document or any other agreement or document related to the Debt Financing, (iii) be required to incur prior to the Completion any other liability (other than out-of-pocket and other expenses in connection with cooperation with AerCap contemplated by this clause 10.2, it being understood that all such out-of-pocket and other expenses shall be subject to reimbursement by AerCap in accordance with the last sentence of this clause 10.2) in connection with the Debt Financing, (iv) take any action that would (x) unreasonably interfere with its or the Companies’ ongoing business operations (including, for the avoidance of doubt, that the Companies shall not be required to restructure or modify the terms of any Leases) or (y) conflict with or violate Laws or the Debt Financing Commitments, or result in a contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Material Contract to which the Companies or any of their Subsidiaries is a party, (v) be required to modify, waive, amend or change the terms of the AerCap Notes (as contemplated by Schedule 2.7 of the Disclosure Letter), (vi) be required to agree to provide any inducement or business to any of the Lenders or (vii) except only as will be effective at the Completion, take any corporate action or execute any consent approving, or executing any document or agreement relating to, the Debt Financing.  Nothing contained in this clause 10.2 and under clause 8.3 or otherwise shall require parent or any Company Group Member, prior to Completion, to be an insurer or obligor with respect to the Debt Financing.  For the avoidance of doubt, none of the Parent, the Existing Shareholders, the Companies, their Subsidiaries or their respective Representatives shall be required to execute or enter into or perform any agreement with respect to the Debt Financing contemplated by the Debt Financing Commitments that is not contingent upon the Completion or that would be effective prior to the Completion (other than the execution of customary authorization letters and representation letters referenced above).  The Existing Shareholders hereby consent to the use of trademarks, service marks and logos of the Company Group Members in connection with the arranging of the Debt Financing (including in any rating agency presentation, bank information memoranda, “road shows” and other investor presentations, offering memoranda, prospectuses and/or any private placement memoranda), provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Companies or any of their Subsidiaries or the reputation or the goodwill of the Companies or any of their Subsidiaries or any of their respective intellectual property rights.  AerCap (x) shall, promptly upon request by the Parent or the Existing Shareholders, reimburse the Parent and the Existing Shareholders for all reasonable and documented out-of-pocket costs (including reasonable attorney’s fees) incurred by the Parent, the Existing Shareholders or the Companies and their Subsidiaries in connection with such cooperation in compliance with their respective obligations under this clause 10.2 and shall indemnify and hold harmless the Parent, the Existing Shareholders and the Companies and their Subsidiaries, and their respective Representatives, for any and all Losses actually suffered or incurred by them in connection with the arrangement of the Debt Financing, any action taken by them at the request of the Parent pursuant to this clause 10.2 and any information utilized in connection therewith (other than information provided in writing by each of the Companies or their Subsidiaries specifically for use in connection therewith) and (y) acknowledges and agrees that the Parent, the Existing Shareholders, the Companies and their respective

Representatives shall not have any responsibility for, or incur any liability to any person prior to the Completion under, the Debt Financing.  In the event of any inconsistency between this clause 10.2 and clause 8.3, clause 8.3 will prevail.

10.3          AerCap and the AerCap Entities shall cause any Debt Financing, Alternative Financing or any amendments or refinancings of the AerCap Notes or existing AerCap Indebtedness to not include any provision which would prohibit or impede or limit in any way AerCap or the AerCap Entities from making any payments required under clause 7.2 or any other payment to the Parent or Existing Shareholders required pursuant to this Agreement or any other Transaction Document.

11.          Undertakings

11.1          Following the Completion, AerCap and the AerCap Entities on the one hand and the Parent and the Existing Shareholders on the other shall promptly make or cause to be made (which shall in no event be later than any date required by applicable Law) all filings and notifications with all Governmental Authorities that are necessary, proper or advisable to complete and make effective the transactions contemplated by this Agreement or as required by applicable Law.  Before making or causing to be made any of the foregoing filings or notifications, subject to applicable Laws relating to the sharing of information, the relevant party shall provide the other with a draft of the filing or notification and a reasonable opportunity to review such draft, and shall consider in good faith the views of such other party regarding such filing or notification.  Promptly after any of the foregoing filings or notifications have been made, the relevant party shall provide a copy thereof to the other party, subject to applicable Law.

11.2          Nothing in clause 11.1 shall require any party or any of their respective Affiliates or Representatives to disclose:

(a)          any information that in the reasonable judgment of such party would result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality; or

(b)          any privileged information or confidential competitive information of any party, unless required by, or in accordance with, an order, ruling or determination of a Governmental Authority or applicable Law.

11.3          The Parent and the Existing Shareholders covenant and undertake to AerCap and the AerCap Entities that, except actions involving solely AerCap, the AerCap Entities and their Affiliates, from the Signing Date until the Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), neither the Parent nor the Existing Shareholders shall, and the Parent and the Existing Shareholders shall cause their respective Affiliates and its and their directors, officers, employees, agents or Representatives not to, directly or indirectly, (i) solicit any offers or proposals from any person relating to the sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of the Company Group Members or any Transferred Assets (other than the sale of assets in the ordinary course of business or as expressly permitted by this Agreement) or any other material transaction that would prevent, materially delay or materially impede the ability of the Existing Shareholders to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement) (any of the foregoing other than the transactions contemplated by this Agreement, a “Competing Transaction”), (ii) enter into or continue any discussion or negotiation in respect of a Competing Transaction, or provide any confidential information to any person in connection with a Competing Transaction, or (iii) enter into any definitive documentation in connection with or consummate any Competing Transaction.

11.4          The Existing Shareholders shall procure that, on or prior to the Completion Date, each Company Group Member terminate its participation in each Benefit Plan of the Parent and its Subsidiaries that is not a Company Benefit Plan, and in no event shall any Continuing Employee be entitled to accrue any benefits under any such Benefit Plans with respect to services rendered or compensation paid on or after the Completion Date.  Subject to applicable Law, the applicable Company Group Member shall retain all rights, liabilities and obligations under each Company Benefit Plan on and after the Completion Date (whether such rights, liabilities or obligations arose or arise before, on or after the Completion Date), and the Retained Group shall have no liabilities or obligations thereunder and shall be fully indemnified by AerCap, the AerCap Entities and the Company Group Members against any Losses in respect thereof.  The Retained Group shall retain all rights, liabilities and obligations in respect of each Benefit Plan of the Parent and its Subsidiaries that is not a Company Benefit Plan on and after the Completion Date (whether such rights, liabilities or obligations arose or arise before, on or after the Completion Date), and AerCap, the AerCap Entities and the Company Group Members shall have no liabilities or obligations thereunder and shall be fully indemnified by the Parent, the Existing Shareholders and each of their respective Subsidiaries against any Losses in respect thereof.  For the avoidance of doubt, in no event shall the allocation of liability as between AerCap, the AerCap Entities and the Company Group Members hereunder, on the one hand, or the Parent, the Existing Shareholders and their Subsidiaries (other than the Company Group Members), on the other hand, be construed to enlarge or reduce the amount of any compensation required to be paid to a Continuing Employee or a Pre-Completion Company Employee under the applicable Benefit Plan or require any additional payment or benefit to be provided to a Continuing Employee or a Pre-Completion Company Employee by any Person.

11.5          For the avoidance of doubt and without limiting the generality of clause 11.4 (i) the Parent or one or more of its Affiliates (other than the Companies and their Subsidiaries) shall retain all liabilities and obligations in respect of the Equity Arrangements (whether such liabilities or obligations arose or arise before, on or after the Completion), and (ii) all Equity Arrangements held by Company Employees shall be treated in accordance with the terms thereof.

11.6          (a)          On or prior to the Completion Date, the Existing Shareholders and their Affiliates shall procure that, to the extent permitted by applicable Law:

(i)          the employment of each Existing Shareholder Business Employee shall be transferred to either of the Companies or any other Company Group Member and following such transfer shall no longer be considered an Existing Shareholder Business Employee; and

(ii)          the employment of each employee of any Company Group Member whose duties do not relate primarily to the Business shall be transferred to the Existing Shareholders or an Affiliate (other than a Company Group Member).

(b)          To the extent necessary to comply with applicable Law, including TUPE, to avoid adverse Tax consequences or as otherwise not covered by clause 11.6(a), the AerCap Entities shall make offers of employment to each Existing Shareholder Business Employee on terms consistent with this clause 11.

(c)          Notwithstanding the provisions of clause 11.6(a) and to the extent allowable under applicable Law, no Inactive Company Employee shall be transferred to or otherwise become employed by AerCap, the AerCap Entities or their respective Affiliates (and no Inactive Company Employee shall remain employed by any Company Group Member) as of the Completion Date.  Inactive Company Employees shall become Continuing Employees only upon their return to active employment with AerCap, the AerCap Entities or their respective Affiliates following the receipt and acceptance of an offer of employment from the AerCap Entities in accordance with clause 11.6(b), provided such Inactive Company Employee returns to active employment within 180 days following the Completion Date, except where otherwise required by applicable Law.  The Parent and the Existing Shareholders or their respective Affiliates shall notify AerCap or the AerCap Entities upon receiving notice of an Inactive Company Employee’s pending return to work.

(d)          In the event, (i) the AerCap Entities and their Affiliates (A) do not provide an offer of employment on terms consistent with this clause 11 to an Existing Shareholder Business Employee who is required to receive an offer of employment pursuant to clause 11.6(b) or an Inactive Company Employee in accordance with clause 11.6(c), (B) an Inactive Company Employee does not accept an offer of employment with AerCap, the AerCap Entities or their Affiliates in accordance with clause 11.6(c), or (C) an Existing Shareholder Business Employee located outside of the United States refuses a transfer of employment to a Company Group Member and (ii) such individual’s employment with Parent and its Affiliates terminates no later than 30 days following the Completion Date or the Inactive Company Employee’s return to active employment, as applicable, then AerCap or the AerCap Entities shall, or shall cause their Affiliates to, reimburse and otherwise hold harmless the Existing Shareholders and their Affiliates for all severance, termination indemnity and other similar benefits that are incurred by the Existing Shareholders and any of their Affiliates in connection with such termination pursuant to applicable Law or the terms of a Benefit Plan as in effect immediately prior to the Completion Date.

11.7          As to each Continuing Employee, during the period commencing on the Completion Date and ending on the first anniversary of the Completion Date (the “Benefits Continuation Period”), AerCap and the AerCap Entities shall maintain the terms and conditions of the severance policy, practice or arrangement of Parent, the Existing Shareholders or their Affiliates in which the Continuing Employee participates immediately before the Completion Date, as disclosed to the AerCap Entities, and taking into account the Continuing Employee’s length of service with Parent, the Existing Shareholders and their Affiliates prior to the Completion Date and length of service with each Company Group Member on and after the Completion Date; provided, however, if Parent or its Subsidiaries increase benefits payable under any existing severance or termination pay policies prior to the Completion Date, in no event shall the severance provided to any Continuing Employee be greater than the severance provided under the applicable AerCap Benefit Plans as disclosed to the Companies.

11.8          AerCap and the AerCap Entities shall, or shall procure that the Company Group Members shall, during the Benefits Continuation Period, pay or provide or cause to be paid or provided to each Continuing Employee, for the period during the Benefits Continuation Period that such Continuing Employee continues as an employee of one of the Company Group Members, (i) salary or wages that are no less favorable than those provided to such Continuing Employee immediately prior to the Completion Date, (ii) target incentive opportunity (excluding equity-based incentive compensation ) that are no less favorable than those provided to such Continuing Employee immediately prior to the Completion Date and (iii) health insurance, life insurance and defined contribution retirement benefits that are comparable in the aggregate to those provided prior to the Completion Date under the Company Benefit Plans or Parent Benefit Plans (excluding severance (for which clause 11.7 shall apply)).  In addition, from and after the Completion Date, AerCap and the AerCap Entities shall, or shall cause the Company Group Members to, credit the current Continuing Employees with the same amount of service as was credited by the Company Group Members, or in the case of the Existing Shareholder Business Employees, the Existing Shareholders or their Affiliates prior to the Completion Date (x) for eligibility and vesting purposes under Benefit Plans and (y) for purposes of vacation or other paid time off benefit determinations, in the case of each of (x) and (y) under any AerCap Benefit Plans in which they participate on or after the Completion Date, except to the extent that such a credit would result in the duplication of benefits.  AerCap and the AerCap Entities shall, or shall cause their Affiliates to, assume (i) all employment, retention agreements (including, for the avoidance of doubt, the Retention Bonuses) and cash incentive or bonus programs covering Continuing Employees as of the Completion Date and (ii) all accrued but unused vacation by Continuing Employees.  For purposes of clarity AerCap and the AerCap Entities agree to pay all accrued but unpaid bonuses for Continuing Employees in accordance with the terms of the applicable Benefit Plan.

11.9          The parties acknowledge and agree that clauses 11.4 through 11.8 are for the sole benefit of the parties. Nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Company Benefit Plan or Parent Benefit Plan, (b) prevent AerCap, the AerCap Entities and their Affiliates from terminating any Company Benefit Plan or Parent Benefit Plan in accordance with its terms, (c) prevent AerCap, the AerCap Entities and their Affiliates, on or after the Completion, from terminating the employment of any Continuing Employee or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Parent Group Member, Company Group Member or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person, including any Continuing Employee or any Pre-Completion Company Employee.

11.10          Prior to the Completion, as may be reasonably requested by AerCap, each of the Parent and the Existing Shareholders shall, and shall cause each Company Group Member to, conduct preparations and related actions in connection with the Reorganization.  Notwithstanding the foregoing, neither the Parent nor the Existing Shareholders shall be required to (i) incur any liability (other than out-of-pocket and other expenses pursuant to this clause 11.10, it being understood that all such out-of-pocket and other expenses shall be subject to reimbursement by AerCap in accordance with the last sentence of this clause 11.10) in connection with the Reorganization or (ii) except only as will be effective upon the Completion, take any corporate action approving, or execute any document or agreement to effect the Reorganization.  AerCap shall, promptly upon request by the Parent, reimburse the Parent and the Existing Shareholders for all reasonable and documented out-of-pocket costs and expenses (including reasonable professionals’ fees) incurred by the Parent, the Existing Shareholders or any Company Group Member in compliance with their respective obligations under this clause 11.10.  For the avoidance of doubt, no liability incurred pursuant to this section shall result in a reduction in the Final Completion Date Cash Consideration.

11.11          (a) Subject to clause 11.11(b) the AerCap Entities and AerCap covenant and undertake to the Parent and Existing Shareholders that, except actions involving solely the Parent and Existing Shareholders, AerCap and its Affiliates, from the Signing Date until the Completion Date (or earlier termination of this Agreement in accordance with the terms contained herein), none of the AerCap Entities or AerCap shall, and AerCap shall cause its Affiliates and its and their directors, officers, employees, agents or Representatives not to, directly or indirectly, (i) solicit any offers or proposals from any Person relating to the sale, disposition, issuance, grant or other transfer of any securities, material assets or business of any of AerCap or its Subsidiaries (other than sales of assets in the ordinary course of business or as expressly permitted by this Agreement) if the public disclosure of such offer or proposal would reasonably be expected to cause the Required AerCap Shareholder Approval to not be obtained or any other material transaction that would prevent, materially delay or materially impede the ability of the AerCap Entities or AerCap to consummate the transactions contemplated by this Agreement by the Long-Stop Date (other than as permitted by this Agreement), including any Acquisition Proposal (any of the foregoing other than the transactions contemplated by this Agreement, an “AerCap Competing Proposal”), (ii) enter into or continue any discussion or negotiation in respect of an AerCap Competing Proposal, or provide any confidential information to any Person in connection with an AerCap Competing Proposal, or (iii) enter into any definitive documentation in connection with or consummate any AerCap Competing Proposal; provided that if prior to the time that the Required AerCap Shareholder Approval is obtained, AerCap receives from any Person a bona fide AerCap Competing Proposal that did not result from a breach of any provision of this clause 11.11, AerCap and its Representatives may contact such Person to (i) request that such Person submit such AerCap Competing Proposal in writing and/or (ii) consult with such Person solely for the purpose of clarifying the terms of the AerCap Competing Proposal.

(b)          If, prior to the time the Required AerCap Shareholder Approval is obtained, AerCap receives a bona fide written AerCap Competing Proposal from any Person that (i) did not result from a breach of any provision of this clause 11.11 and (ii) the Board of Directors of AerCap concludes in good faith, after consultation with its independent financial advisor and outside legal counsel, constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal, (x) AerCap and its Representatives may provide non-public information with regard to AerCap and its Subsidiaries in response to a request therefor by such Person if AerCap receives from such Person (or has received from such Person) an executed Acceptable Confidentiality Agreement (a copy of which AerCap shall promptly (but in any event, within 24 hours) provide to the Parent following execution thereof), provided that AerCap shall promptly (but in any event, within 24 hours) make available to the Parent and Existing Shareholders any non-public information concerning AerCap or its Subsidiaries that is provided to any Person given such access which was not previously made available to the Parent or Existing Shareholders, and (y) AerCap and its Representatives may engage or participate in any discussions or negotiations with such Person, in each case, provided that the Board of Directors of AerCap concludes in good faith, after consultation with its outside legal counsel, that failure to take such action described in the foregoing clauses (x) or (y) would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.

(c)          From and after the Signing Date until the time the Required AerCap Shareholder Approval is obtained, AerCap shall promptly notify the Parent orally (and then in writing within 24 hours) after it or any of its Subsidiaries has received any request for discussions or negotiations, any request for access to the properties or books and records of AerCap or any of its Subsidiaries of which AerCap or any of its Subsidiaries or any of their respective Representatives is or has become aware, or any request for information relating to AerCap or any of its Subsidiaries, in each case, in connection with an AerCap Competing Proposal or any proposal, inquiry, offer or request relating to or constituting an AerCap Competing Proposal or a potential AerCap Competing Proposal or any amendments to the financial or material terms of the foregoing.  Such notice to the Parent shall indicate the identity of the Person making such proposal or request and the material terms and conditions of such proposal, if any.  AerCap shall keep the Parent reasonably informed on a current basis (and in any event within 24 hours) of the status of any material developments, discussions or negotiations regarding any such AerCap Competing Proposal (including, with respect to any AerCap Competing Proposal, prior to initially furnishing any information or commencing any discussions or negotiations pursuant to clause 11.11(b), advising the Parent and the Existing Shareholders of any determination by the Board of Directors of AerCap pursuant to clause 11.11(b)(ii)) or any change to the financial or material terms of any such AerCap Competing Proposal, including by providing a copy, if applicable, of any written requests, proposals or offers, including proposed agreements, regarding any such AerCap Competing Proposal within twenty-four (24) hours after the receipt thereof.

11.12          No later than the first date on which the Parent or the Existing Shareholders could make any offering of AerCap Ordinary Shares pursuant to the Registration Rights Agreement, AerCap shall prepare and file a shelf registration statement under the Securities Act on Form F-3 or S-3, as applicable, providing for the public offering and resale of all of the shares of Stock Consideration, on a continuous or delayed basis pursuant to Rule 415 of the Securities Act and to the extent such shelf registration statement has not yet been declared effective or is not automatically effective upon filing, cause such shelf registration statement to be declared or become effective, subject to the terms and conditions of the Registration Rights Agreement.

11.13          (a) Prior to Completion, the Parent shall notify AerCap in writing as soon as practicable upon obtaining knowledge of any Actions (including any proceeding or any investigation by or before any Governmental Authority) pending or threatened in writing against Company Group Member or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50.0 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect (provided that the failure of the Parent to comply with this clause 11.13(a) shall not constitute a breach of this Agreement by the Parent for purposes of clause 3.1(f) or clause 7).

(b)          Prior to Completion, AerCap shall notify the Parent in writing as soon as practicable upon obtaining knowledge of any Actions (including any proceeding or any investigation by or before any Governmental Authority) pending or threatened in writing against any AerCap Group Member or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50.0 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a AerCap Material Adverse Effect (provided that the failure of AerCap to comply with this clause 11.13(b) shall not constitute a breach of this Agreement by AerCap for purposes of clause 3.1(g) or clause 7).

11.14          Effective as of the Completion, but subject to the occurrence of the Completion, (a) except for the Specified Ireland Company 1 Intercompany Accounts and the Intercompany Accounts set forth on Schedule 11.14(a) of the Disclosure Letter, AerCap, on the one hand, and the Parent, on the other hand, shall, and shall cause each of their respective Affiliates to, use commercially reasonable efforts to eliminate by payment, settlement, capitalization, cancellation, forgiveness, release or otherwise in a manner that is reasonably satisfactory to AerCap and the Parent any obligations or liabilities under the Intercompany Accounts between or among such parties, in each case, such that the Company Group Members and their respective Affiliates, on the one hand, and the Retained Group Members and their respective Affiliates, on the other hand, do not have any further liabilities or obligations to one another (and without any costs or other liabilities or obligations of AerCap or any of its Affiliates (including, following the Completion, the Company Group Members)) in respect of such Intercompany Accounts following the Completion and (b) except for the Related Party Contracts set forth on Schedule 11.14(b) of the Disclosure Letter, the Related Party Contracts shall be terminated in their entirety and shall be without any further force or effect, without any further obligations or liabilities of the Retained Group Members or any of their respective Affiliates, on the one hand, and AerCap or any of its Affiliates (including, following the Completion, the Company Group Members), on the other hand, following the Completion by termination agreements in form and substance reasonably satisfactory to AerCap and the Parent.  For the avoidance of doubt, the Specified Ireland Company 1 Intercompany Accounts shall remain outstanding and shall not be repaid, settled, compromised or canceled prior to the Completion.  The Parent hereby waives, and shall cause each of its Affiliates to waive, any obligation of any Company Group Member to pay any gross-up or additional amounts in respect of any withholding Taxes imposed on any actual or deemed payment by any Company Group Member with respect to or as a result of the repayment of the Specified Ireland Company 1 Intercompany Accounts and the elimination of Intercompany Accounts pursuant to clause 11.14(a) (and in any case no such gross-up or additional amounts shall be paid in connection with such repayment and elimination, respectively). The Parent hereby agrees to accept, and shall cause each relevant Affiliate to accept, the payment of the proceeds of the issuance of the New Ireland Company Notes pursuant to clause 2.1 as a payment in complete satisfaction of the Specified Ireland Company 1 Intercompany Accounts, notwithstanding any terms to the contrary therein. Notwithstanding the foregoing, intercompany accounts and balances solely between or among any of the Company Group Members shall not be affected by this clause 11.14.

11.15          (a) From and after the Completion Date, the Company Group Members shall cease to be in any manner insured by, entitled to any benefits or coverage under or entitled to seek benefits or coverage from or under any Insurance Policies other than (i) any Insurance Policy issued exclusively in the name and for the benefit of any Company Group Member (except for any such Insurance Policy which forms a part of a fronted, or equivalent, insurance program for which any Retained Group Member retains funding responsibility); (ii) with respect to any incident reported under the relevant Insurance Policies prior to the Completion Date; or (iii) with respect to any incident reported under the Available Insurance Policies within a one (1)-year period concluding on the first anniversary of the Completion Date, but solely for such incidents that took place prior to the Completion Date, in each case under clauses (i) through (iii) above subject to the terms and conditions of the relevant Insurance Policies and this Agreement, and except to the extent otherwise mandated by Law.  For the avoidance of doubt, there shall be no benefits or coverage under the foregoing clause (iii) for incidents that take place after the Completion Date even if they are related to other similar incidents that took place prior to the Completion Date.  From and after Completion, the Company Group Members shall procure all contractual and statutorily obligated insurance in respect of the Company Group Members.

(b)          The rights of the Company Group Members under subclauses 11.15(a)(ii) and (iii) above are subject to and conditioned upon the following:

(i)          The Company Group Members shall be solely responsible for notifications and updates to the applicable insurance companies and compliance with all policy terms and conditions for pursuit and collection of such claims.  The Company Group Members shall not, without the written consent of the Parent, amend, modify, waive or release any rights of the Parent or other insureds under any such insurance policies and programs.  The Company Group Members shall exclusively bear and be liable (and the Parent shall have no obligation to repay or reimburse the Company Group Members) for all uninsured, uncovered, unavailable or uncollectible amounts relating to or associated with all such claims; and

(ii)          With respect to coverage claims or requests for benefits asserted by the Company Group Members under the Insurance Policies, the Parent shall have the right but not the duty to monitor and/or associate with such claims.   The Company Group Members shall be liable for any fees, costs and expenses incurred by the Parent directly or indirectly through the Parent’s insurance Subsidiaries or Affiliates relating to any unsuccessful coverage claims by the Company Group Members.  The Company Group Members shall not assign any Available Insurance Policies or any rights or claims under the Available Insurance Policies.

For avoidance of doubt, the Parent shall have no responsibilities or obligations with respect to any matters under clause 11.15(a)(i).

(c)          Notwithstanding anything contained in this Agreement, (i) nothing in this Agreement shall limit, waive or abrogate in any manner any rights of the Parent to insurance coverage for any matter, whether relating to the rights of the Company Group Members or otherwise; (ii) the Parent shall retain the exclusive right to control the Insurance Policies, including the right to exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of its Insurance Policies and to amend, modify or waive any rights under any such Insurance Policies, notwithstanding whether any such Insurance Policies apply to any liabilities or losses as to which any Company Group Members has made, or could in the future, make a claim for coverage; and (iii) the Company Group Members shall cooperate with the Parent with respect to coverage claims and requests for benefits and sharing such information as is reasonably necessary to permit the Parent to manage and conduct its insurance matters.

(d)          Nothing in this clause 11 shall limit, modify or in any way affect the rights and obligations of the Parties under clause 7; provided, however, that any insurance proceeds actually collected with respect to a particular loss shall be taken into account under and to the extent required by clause 7.  No payments due under to this clause 11 shall affect, be affected by, or be subject to set off against, any adjustment to the Consideration.  Whenever this clause 11 requires any Company Group Member to take any action after the Completion Date, such requirement shall be deemed to constitute an undertaking on the part of Company Group Members to take such action or to cause such Company Group Members to take such action.

11.16          It is the intention of the parties that Parent will, or will cause its Affiliates to, enter into a replacement of each agreement set forth in items 6 and 7 on Schedule 11.14(b) of the Disclosure Letter on terms no less favorable to the Business in any material respect than the form of the draft Delegated Services Agreement made available to AerCap prior to the Signing Date in the “Project Jameson” dataroom hosted by IntraLinks on or before March 31, 2021.  Parent shall, or shall cause its Affiliates to, enter into such replacement no later than April 30, 2021.

11.17          The parties shall, and shall cause their respective Affiliates to, comply with the provisions of Schedule 11.17 of the Disclosure Letter.

11.18          With respect to any rotary-wing Aircraft that (a) was not on lease to an operator as of the Lease Disclosure Date, (b) the Company Group Member owner or lessor of which was entitled to PBH Step-In Rights in accordance with the last Lease of such Aircraft and (c) such PBH Step-In Rights were not documented as of the Lease Disclosure Date, Parent shall use commercially reasonable efforts to provide, or cause to provide (except where a Parent Group Member is the relevant PBH Agreement provider or Lessee under the last such Lease, in which case Parent shall provide or cause to provide), AerCap with written evidence that such Company Group Member either (i) has confirmation that the PBH Agreement provider is holding the PBH reserve/accrual for the benefit of such Company Group Member and that it is available to be applied towards the buy-in when the equipment is re-enrolled in PBH by the next lessee; (ii) has confirmation from the PBH Agreement provider that the prior operator’s PBH coverage was fully paid-up at lease termination and that, subject to standard conditions, there will be no buy-in payable when the equipment is re-enrolled in PBH by the next lessee;  or (iii) in the case of a Safran manufactured engine, has received a 0 TSO engine from Safran at the conclusion of the prior Lease in lieu of a transfer of the reserve/accrual and there is no buy-in required for a 0 TSO engine when being re-enrolled in Safran PBH Agreement coverage.

11.19          The parties shall, and shall cause their respective Affiliates to, comply with the provisions of Schedule 11.19 of the Disclosure Letter.

11.20          The parties shall, and shall cause their respective Affiliates to, comply with the provisions of Schedule 11.20 of the Disclosure Letter.

12.          Access to Information

12.1          In addition to the provisions of clauses 12.5 and 16.5, for a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, at the request or the direction of or as required by a Governmental Authority, or as required in connection with the preparation of Tax Returns and related financial reporting obligations, in each case subject to any applicable Law and any applicable legal privileges, upon reasonable prior notice, AerCap shall, and shall cause the Company Group Members to:

(a)          afford the Parent, the Existing Shareholders and their respective Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Company Group in respect of the Business conducted by it as at, and prior to, Completion (including Tax Returns and other information and documents relating to Tax matters);

(b)          furnish to the Parent, the Existing Shareholders or their respective Affiliates and their respective Representatives such additional financial data and other information regarding the Company Group and the Business conducted by it as at, and prior to, Completion as the Parent, the Existing Shareholders, their respective Affiliates or their respective Representatives may from time to time reasonably request (including Tax Returns and other information and documents relating to Tax matters);

(c)          make available to the Parent and its Affiliates and their respective Representatives, reasonable access during regular business hours to the employees and Representatives of AerCap and the Company Group Members in respect of the Company and the Business conducted by it whose assistance, expertise, testimony, notes and recollections or presence is necessary to assist the Parent or its Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority) and related financial reporting obligations, in each case to the extent required for the purposes set out in the preamble to this clause 12.1 and provided that: (i) nothing in this clause 12.1 shall require AerCap to do anything which would unreasonably interfere with the business or operations of AerCap or any of its Affiliates; (ii) the auditors and independent accountants of AerCap or the Business shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of AerCap or any of its Affiliates (including the Company Group) shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to one or more Company Group Members or the Business.  The Parent or the Existing Shareholders shall reimburse AerCap promptly for any reasonable out-of-pocket expenses incurred by AerCap and its Affiliates (including the Company) in complying with any request by or on behalf of the Parent, the Existing Shareholders and their respective Affiliates in connection with this clause 12.1.

12.2          In addition to the provisions of clauses 12.5 and 16.5, for a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, at the request or direction of or as required by a Governmental Authority or as required in connection with the preparation of Tax Returns and related financial reporting obligations, in each case subject to any applicable Law, any applicable legal privileges, upon reasonable prior notice, the Parent and the Existing Shareholders shall, and shall cause their respective Affiliates and Representatives to:

(a)          afford the AerCap Entities and their Affiliates and their respective Representatives reasonable access, during normal business hours, to the offices, properties, books, data, files, information and records of the Existing Shareholders and their Affiliates in respect of the Business (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(b)          furnish to the AerCap Entities and their Affiliates and their respective Representatives such additional financial data and other information regarding the Business, as the AerCap Entities, their Affiliates or their respective Representatives may from time to time reasonably request (including, for the avoidance of doubt, Tax Returns and other information and documents relating to Tax matters);

(c)          make available to the AerCap Entities and their Affiliates and their respective Representatives, reasonable access during regular business hours to the employees and Representatives of the Existing Shareholders and their Affiliates in respect of the Business, expertise, testimony, notes and recollections or presence is necessary to assist the AerCap Entities or their Affiliates in connection with the preparation of Tax Returns (including related discussions with any Tax Authority) and related financial reporting obligations; and

in each case to the extent required for the purposes set out in the preamble to this clause 12.2, and provided that (i) nothing in this clause 12.2 shall require the Parent or the Existing Shareholders to do anything which would unreasonably interfere with the business or operations of the Parent, the Existing Shareholders or any of their respective Affiliates; (ii) the auditors and independent accountants of the Parent, the Existing Shareholders or their respective Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonable acceptable to such auditors or accountants; and (iii) subject to using all reasonable efforts to redact or edit the relevant Tax Return (or portion thereof) or Tax related work papers, none of the Parent, the Existing Shareholders or any of their respective Affiliates shall be required to disclose any Tax Return (or portion thereof) or Tax related work papers that does not relate exclusively to a Company Group Member; provided further that, nothing in this clause 12.2 or otherwise in this Agreement shall require the Parent or any Existing Shareholder to make available to the AerCap Entities, any of their Affiliates or any other Person any consolidated, combined, affiliated, controlled or unitary Tax Return that includes a Retained Group Member. AerCap or the AerCap Entities shall reimburse Parent and the Existing Shareholders promptly for any reasonable out-of-pocket expenses incurred by Parent and its Affiliates in complying with any request by or on behalf of AerCap, the AerCap Entities and their respective Affiliates in connection with this clause 12.2.

12.3          If so reasonably requested by the AerCap Entities, the Parent and the Existing Shareholders, for themselves and their respective Affiliates, as applicable, agree that they shall enter into a customary joint defense agreement in connection with obtaining any Governmental Approvals related to the transactions contemplated by this Agreement in a form acceptable to the Parent or the Existing Shareholders (as applicable) acting reasonably with any one or more of the AerCap Entities and their Affiliates (including the Company) with respect to any information to be provided to the Parent, the Existing Shareholders and their respective Affiliates pursuant to clause 12.1.  AerCap shall reimburse the Parent or, as applicable, the Existing Shareholders, promptly for any reasonable out-of-pocket expenses incurred by the Parent, the Existing Shareholders, their respective Affiliates, and, if applicable, the Companies in complying with any request by or on behalf of any AerCap Entity or any of its Affiliates in connection with this clause 12.3.

12.4          Subject to clause 13.1, the Parent and its Affiliates shall have the right to retain copies of all books, data, files, information and records in any media (including Tax Returns and other information and documents relating to Tax matters) of each of the Companies and the Company Subsidiaries and their respective businesses, in respect of periods ending on or prior to the Completion Date:

(a)          that are required to be retained by any Governmental Authority, including any applicable Law; or

(b)          that prove necessary to retain in order for the Parent and its Affiliates to perform their respective obligations pursuant to this Agreement, the Transaction Documents or any agreement between the Parent or any of its Affiliates, on the one hand, and any of the Companies or any of the Company Subsidiaries, on the other hand, that will remain in effect after the Completion, in each case subject to compliance with all applicable privacy and data protection Laws.

12.5          AerCap and the AerCap Entities agree that, with respect to all original books, data, files, information and records of the Companies existing as of the Completion Date, following Completion, they shall (and shall cause the Companies to) (a) comply in all material respects with all applicable Laws relating to the preservation and retention of records; and (b) apply the Companies’ existing preservation and retention policies in all material respects (as applicable).

12.6          Up to the Completion Date, AerCap shall and shall ensure that its Affiliates comply with applicable Laws relating to the use, storage or handling by AerCap or is Affiliates of (a) any personally identifiable information relating to any employees or customers of the Companies or the Company Subsidiaries and (b) any other information that is protected by applicable Law (including privacy and data protection Laws) and to which AerCap or any of its Affiliates or Representatives is afforded access pursuant to the terms of this Agreement.

13.          Books and Records

13.1          To the extent that any Books and Records (including Tax records and Tax Returns) which relate exclusively to the Business or the Company Group Members are in the possession of the Parent or the Existing Shareholders or any of their respective Affiliates and not already in the possession of a Company Group Member at Completion, the Existing Shareholders and the Parent shall use reasonable best efforts to procure the physical and/or electronic transfer of such Books and Records to the AerCap Entities or their nominee by Completion or as soon as reasonably practicable after Completion.  If, notwithstanding the use of its reasonable best efforts, the Parent is not able to procure such physical and/or electronic transfer, then the Parent shall procure that the AerCap Entities are granted reasonable access to such Books and Records (during regular business hours upon reasonable notice).

13.2          For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, following Completion, AerCap and the AerCap Entities shall retain and shall procure that each Company Group Member shall retain, and shall allow the Parent, the Existing Shareholders and their respective Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 12.1, any Books and Records which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the Business or the Company Group Members as at or prior to Completion, provided that, if the Parent has notified AerCap and the AerCap Entities in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, AerCap and the AerCap Entities shall (at AerCap and the AerCap Entities’ sole option) either (a) continue to preserve such Books and Records until notified by the Parent that the Parent no longer objects to their disposal or (b) provide the Parent the opportunity to remove and retain such Books and Records at the Parent’s expense and if the Parent does not take such opportunity within thirty (30) Business Days of receipt of notice from AerCap or the AerCap Entities, AerCap, the AerCap Entities or their Affiliates, as the case may be, shall be entitled to dispose of such Books and Records.  Any Books and Records so provided will be subject to the confidentiality restrictions in clause 17.2.

13.3          For a period ending on the later of the expiration of the applicable statute of limitations (including extensions) and six years from the Completion Date, following Completion, the Parent shall retain and shall procure that its Affiliates shall retain, and shall allow the AerCap Entities, and their Affiliates and their respective Representatives access to, in each case in accordance with the provisions of clause 12.2, any Books and Records which (i) are relevant to calculating or to the reporting of any Tax, and (ii) relate (but not exclusively or predominantly) to the Business or the Company Group Members as at or prior to Completion, provided that, if the AerCap Entities have notified the Parent in writing no later than ninety (90) days prior to the expiration of such period that such Books and Records should not be disposed of, the Parent shall (at the Parent’s sole option) either (a) continue to preserve such Books and Records until notified by the AerCap Entities that the AerCap Entities no longer object to their disposal or (b) provide the AerCap Entities the opportunity to remove and retain such Books and Records at the AerCap Entities’ expense and if the AerCap Entities do not take such opportunity within thirty (30) Business Days of receipt of notice from the Parent, the Parent or its Affiliates, as the case may be, shall be entitled to dispose of such Books and Records.  Any Books and Records so provided will be subject to the confidentiality restrictions in clause 17.2.

14.          Transitional Services

14.1          Prior to the Completion, each of the parties shall act in good faith to negotiate and document Schedule A and Schedule C of the Transition Services Agreement in accordance with the principles set forth therein.  On the Completion Date, each of the parties shall execute and deliver the Transition Services Agreement, in the form attached as Exhibit E hereto (with Schedule A and Schedule C thereof amended pursuant to the foregoing sentence).

14.2          The Parent shall, and shall cause its Affiliates to, use reasonable best efforts to obtain as promptly as possible any Consent of any Person that may be necessary for the performance of the Services (as defined in the Transition Services Agreement) and the parties’ respective obligations pursuant to the Transition Services Agreement and AerCap shall, and shall cause its Affiliates to, provide reasonable assistance as necessary in obtaining such Consents; provided, neither AerCap nor the Parent shall have any obligation to, or any obligation to cause any of their respective Affiliates to, (i) amend or modify any Contract or otherwise relinquish or forbear any rights under any such Contract, in each case unless such amendment, modification, relinquishment or forbearance is conditioned upon the Completion or  (ii) make any concessions or participate in any action, suit or legal proceeding in order to satisfy its obligations pursuant to this clause 14.2; provided that for the avoidance of doubt, the foregoing shall not require Parent and its Affiliates to bear the costs of any third party license fees required for the provision of Parent Services (as defined in the Transition Services Agreement). For the avoidance of doubt, in no event shall the failure to obtain any such Consent by the Parent or any of its

Affiliates, in and of itself constitute a breach of this clause 14.2 so long as the Parent has otherwise complied with its obligations under this clause 14.2.

15.          Non-solicitation

15.1          The Parent will not, and undertakes to procure that each of its Affiliates will not, directly or indirectly, pending or within two (2) years after the Completion Date, solicit or entice away from the employment of any Company Group Member any Senior Employee of any Company Group Member, provided that this clause 15.1 shall not operate so as to prevent (i) the recruitment of staff by placing a general bona fide recruitment advertisement which may come to the attention of (but is not specifically directed at or brought to the attention of) any such Senior Employee or (ii) any solicitation of a Senior Employee who is no longer employed by any Company Group Member.

15.2          In consideration of the mutual covenants and conditions contained in this Agreement, each of the Parent and the AerCap Entities hereby acknowledge and agree that (a) the AerCap Entities have required the Parent to make the covenants set forth in this clause 15 as a condition to each of the AerCap Entities’ obligations under this Agreement, (b) the Parent’s covenants in this clause 15 are reasonable with respect to their duration and scope and necessary to protect and preserve the goodwill and business of the Company Group to be acquired by the AerCap Entities pursuant to this Agreement, and (c) the business, the value of the operating assets and goodwill of the Company Group acquired by the AerCap Entities would be irreparably damaged if the Parent were to breach the covenants set forth in this clause 15.

15.3          Furthermore, each of the Parent and the AerCap Entities hereby agrees and acknowledges that, if the Parent or the Existing Shareholders breach or threaten to breach any of the covenants contained in this clause 15, the damage or imminent damage to the Business, the value of the operating assets and goodwill of the Company Group would be irreparable and extremely difficult to estimate, making any remedy at law or in damages inadequate.  Accordingly, in addition to any damages or other remedy available under applicable Law, the AerCap Entities shall be entitled to injunctive relief from a court of competent jurisdiction against the Parent for any breach or threatened breach of the covenants set forth in this clause 15.

16.          Tax Matters

16.1          AerCap agrees and covenants that (other than with the Parent’s written consent or as otherwise provided in this Agreement) none of AerCap or any Affiliate of AerCap will make any election under Section 338 of the U.S. Tax Code or any U.S. state jurisdiction with respect to any Company Group Member, except for elections under Section 338 as provided herein.  Notwithstanding the foregoing, except as otherwise mutually agreed in writing by AerCap and the Parent, (i) AerCap and the Existing U.S. Shareholder shall jointly make, or cause to be made, an election under Section 338(h)(10) of the U.S. Tax Code and related U.S. state or local elections, with respect to each Company Group Member that is a domestic corporation for U.S. federal Income Tax purposes and (ii) to the extent permissible by applicable Law, AerCap shall make, or cause to be made, an election under Section 338(g) of the U.S. Tax Code and related U.S. state or local elections with respect to any Company Group Member that is a foreign corporation for U.S. federal Income Tax purposes, in connection with the Transaction, (the elections described in clauses (i) and (ii), the “Section 338 Elections”).

16.2          On or before the Completion Date, AerCap and the Parent shall agree on an allocation of the Consideration among the Equity Interests, the New Ireland Company Notes and the Transferred Assets, in accordance with the principles set forth on Schedule 6 (the “Consideration Allocation”). In addition, AerCap shall prepare and deliver to the Parent (i) a schedule (the “Asset Allocation Schedule”) allocating the allocable portion of the Consideration (or other amounts treated as purchase price for U.S. federal Income Tax purposes), consistent with the Consideration Allocation, among (x) the assets of U.S. Company and the assets of any Company Group Member that is treated as an entity disregarded from U.S. Company, (y) the assets of Ireland Company 1, Ireland Company 2 and Ireland Company 3 and the assets of any Company Group Member that is treated as an entity disregarded from Ireland Company 1 and (z) the Transferred Assets, and (ii) IRS Forms 8883 and a Schedule allocating the “aggregate deemed sale price,” as defined in Treasury Regulation Section 1.338-4, for each Company Group Member with respect to which a Section 338 election is made pursuant to clause 16.1, among the assets of the affected Company Group Member (each a “Section 338 Allocation Schedule”), in each case, at least sixty (60) days prior to the date such IRS Forms 8883 are required to be filed with the IRS.  Each Section 338 Allocation Schedule and the Asset Allocation Schedule and any other form or document prepared or provided by AerCap pursuant to this clause 16.2 shall be reasonable and shall be prepared in good faith in accordance with the Consideration Allocation and Section 338 of the U.S. Tax Code and Section 1060 of the U.S. Tax Code and the Treasury Regulations or applicable state Tax regulations thereunder.  The Parent and AerCap agree to consult and resolve in good faith any issue arising as a result of the Asset Allocation Schedule, any Section 338 Allocation Schedule and the IRS Forms 8883, and to mutually consent to the filing as promptly as possible of the IRS Forms 8883.  In the event the Parent and AerCap are unable to resolve any dispute within thirty (30) calendar days following the delivery of the copies of such Forms 8883 or the Asset Allocation Schedule to the Parent, the Parent and AerCap shall jointly request that an independent accounting firm mutually agreed upon by AerCap and the Parent (“Independent Accountant”) make a determination in resolution of any issue in dispute as promptly as possible.  The Existing Shareholders and AerCap shall each bear 50% of the costs and expenses associated with the Independent Accountant.  The determinations of the Independent Accountant shall be final, binding and conclusive.  The dispute resolution under this clause 16.2 shall constitute arbitration under the Federal Arbitration Act.  The arbitration shall have its seat in New York, shall take place in New York City and shall be in the English language.  The Existing Shareholders and AerCap agree to file, and cause their respective Affiliates to file, (i) all Tax Returns consistent with the Consideration Allocation and (ii) all U.S. Tax Returns (if any) in accordance with the allocation of the Consideration as set forth in the Consideration Allocation, the Asset Allocation Schedule and the Section 338 Allocation Schedules and the Section 338 Elections, and shall neither take any position contrary thereto (unless and to the extent required to do so pursuant to a determination (as defined in Section 1313(a) of the U.S. Tax Code or any similar U.S. state or local Tax provision)) nor modify or revoke any Section 338 Election.  AerCap and the Existing Shareholders shall cooperate to file Tax Returns necessary to effectuate the Section 338 Elections.

16.3          (a) The Parent and the Existing Shareholders shall, jointly and severally, indemnify and hold harmless the AerCap Indemnitees and the Company Group Members from and against (i) any Taxes of each Company Group Member for any Pre-RBS Tax Period, (ii) any Taxes of each Company Group Member resulting solely from the Transaction (including any Taxes resulting from the Section 338 Elections and any Taxes arising from a clawback of any relief or exemption previously obtained by a member of the Company Group under Section 79 or Section 80 of the Stamp Duties Consolidation Act 1999, or Part 19 or Part 20 of the Irish Taxes Consolidation Act, 1997, or any similar provision in any jurisdiction, but excluding any Taxes that are the responsibility of AerCap pursuant to clause 16.8), (iii) any Taxes arising under Treasury Regulation Section 1.1502-6 or any similar provision of state, local or foreign Law by virtue of any Company Group Member having been a member prior to the Completion of a consolidated, combined, affiliated, controlled or unitary Tax group that includes a Retained Group Member, and (iv) any payment required to be made after the Completion Date to a Person that is not a Company Group Member under any Tax allocation or sharing agreement, other than any commercial agreement entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money) or of any agreement relating to the purchase or sale of assets, in each case, together with any reasonable out-of-pocket professional fees related thereto, in the case of each of (i), (iii), and (iv), to the extent in excess of any provision for such Taxes reflected on the Unaudited Balance Sheet for the nine (9) months ended on the Reference Balance Sheet Date.

(b)          AerCap and the AerCap Entities shall, jointly and severally, indemnify and hold harmless the Parent Group Indemnitees from and against (i) any Taxes of each Company Group Member for any Tax period or portion thereof beginning after the Reference Balance Sheet Date to the extent such Taxes did not result in a decrease in Target Completion Date Cash and (ii) any Taxes of each Company Group Member for any Pre-RBS Tax Period that are paid by a Retained Group Member, to the extent such Taxes were reflected on the Unaudited Balance Sheet for the nine (9) months ended on the Reference Balance Sheet and did not result in a decrease in Target Completion Date Cash, other than any Taxes described in clause 16.3(a) above, together with any reasonable out-of-pocket professional fees related thereto.

(c)          All indemnification payments made pursuant to this clause 16.3 and with respect to Tax Warranties pursuant to clause 7.2 shall be net of any deduction, credit or other Tax benefit realized or realizable by any Company Group Member or any of its Affiliates with respect to such Taxes. AerCap and the AerCap Entities shall use reasonable best efforts to mitigate the timing of any tax payments required to be indemnified pursuant to this clause 16.3 and with respect to Tax Warranties pursuant to clause 7.2 to the extent permissible under applicable Law.

16.4          The Existing Shareholders shall be responsible for and have sole control over preparing and filing all Tax Returns of each Company Group Member (i) that are due (taking into account permissible extensions) on or prior to the Completion Date or (ii) that are related to any consolidated, combined, affiliated, controlled or unitary group that includes a Retained Group Member, in each case, in a manner consistent with the covenants contained in this Agreement, past practice and applicable Law.  The parties agree that any deductions or other tax benefits related to obligations under or arising out of any employee benefit plan, employment contract or other similar arrangement in existence as of the Completion Date that are the responsibility of Parent or any other Retained Group Member, regardless of when paid, or are payable on or prior to the Completion Date shall be for the benefit of Parent and, to the extent permissible by applicable Law, claimed on the Tax Returns described in clause (ii) of the immediately preceding sentence.  The Companies shall prepare all other Tax Returns of any Company Group Member that are due after the Completion Date and, in case of any such Tax Return for a Pre-Completion Tax Period or a Straddle Period, shall prepare such Tax Returns in a manner consistent with applicable Law and, to the extent consistent with applicable Law, in a manner consistent with past practice, and deliver at least thirty (30) days prior to the due date (including permissible extensions) to the Existing Shareholders a copy of such Tax Returns for the Existing Shareholders’ review and comment.  The Companies and the Existing Shareholders agree to consult and resolve in good faith any issue arising as a result of any such Tax Return.  In the event the Companies and the Existing Shareholders are unable to resolve any dispute within ten (10) calendar days following the delivery of the copy of such Tax Return to the Existing Shareholders, the Companies and the Existing Shareholders shall jointly request that the Independent Accountant make a determination in resolution of any issue in dispute as promptly as possible.  The Companies and the Existing Shareholders shall each bear 50% of the costs and expenses associated with the Independent Accountant.  AerCap and the Companies shall not amend or cause to be amended any Tax Return of a Company Group Member for a Pre-Completion Tax Period or a Straddle Period without the consent of the Parent, which shall not be unreasonably withheld, conditioned or delayed.

16.5          The Parent, the Existing Shareholders, each Company Group Member, AerCap and each AerCap Group Member will reasonably cooperate, and shall cause their respective Representatives to reasonably cooperate, in connection with the preparation, filing and execution of Tax Returns and related financial reporting obligations, and any audit, litigation or other proceeding with respect to Taxes.  Such cooperation will include the retention and (upon the other party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees and Representatives available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder or to testify at any such proceeding. In connection with the foregoing, AerCap shall cause the relevant AerCap Group Members to prepare and provide to the Parent a package of tax information materials including a (i) a pro forma Tax Return relating to the operations of the Company Group Members that is either required to be included in any Tax Return of any Retained Group Member or any Tax Return required or permitted to be filed by any Retained Group Member (the “Pro Forma Tax Return”); and (ii) upon specific request, all information relating to the operations of the Business that is reasonably necessary to prepare and file any Tax Return of a Retained Group Member or a Tax Return of a Company Group Member required or permitted to be prepared by a Retained Group Member ((i) and (ii) together the “Tax Package”). The Tax Package shall be completed in a manner consistent with past practice, including past practice as to providing such information and as to the method of computation of separate taxable income or other relevant measure of income of each member. AerCap shall use reasonable best efforts to cause (x) with respect to the Parent’s Tax year of the Completion Date, (A) a reasonably accurate draft of each Section 338 Allocation Schedule including state apportionment to be delivered to the Parent no later than sixty (60) days after the Completion Date, and (B) the Tax Package to be delivered within one hundred and eighty (180) days after the Completion Date but, in the case of the Pro Forma Tax Return, to be delivered in any case no later than February 28th of the calendar year following the calendar year in which the Completion Date occurs and (y) if the Completion Date occurs in the Parent’s 2022 Tax Year, with respect to the Parent’s 2021 Tax year, the Tax Package to be delivered within thirty (30) days after the Completion Date. The obligations in this clause 16.5 are subject to the same restrictions as set out in clauses 12.1 or 12.2, as applicable.

16.6          If a claim shall be made by any Governmental Authority, which if successful might result in an indemnity payment to an indemnified party pursuant to clause 16.3 or 7.2, then such indemnified party shall give notice to the indemnifying party in writing of such claim (a “Tax Claim”); provided, however, the failure to give such notice shall not affect the indemnification provided hereunder except to the extent the indemnifying party has been actually prejudiced as a result of such failure.  The Existing Shareholders shall have sole control over all proceedings and may make all decisions taken in connection with any Tax Claims for Taxes related to any consolidated, combined, affiliated, controlled or unitary group that includes a Retained Group Member and any Company Group Member for which Existing Shareholders are responsible under clause 16.3.  With respect to any Tax Claim that is not covered by the second sentence of this clause 16.6, but that might result in an indemnity payment by the Parent or the Existing Shareholders pursuant to clause 7.2 or clause 16.3 (other than pursuant to clause 16.3(a)(iii)), the Parent may elect, solely at its own cost and expense, to control all proceedings and make all decisions taken in connection with such Tax Claim; provided that the Parent shall keep the AerCap Entities reasonably informed and shall not settle such Tax Claim without the prior written consent of the AerCap Entities, which shall not be unreasonably withheld, and the AerCap Entities and counsel of their own choosing shall have the right to participate fully, at its own expense, in all aspects of the prosecution or defense of such Tax Claim; provided, further, that if the Parent does not elect to control such Tax Claim within thirty (30) days of receiving notice from AerCap or the AerCap Entities of such Tax Claim, the AerCap Entities shall, solely as its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim but shall keep the Parent reasonably informed and shall not settle such Tax Claim without the prior written consent of the Parent, which shall not be unreasonably withheld. With respect to any Tax Claim that might result in an indemnity payment by AerCap or the AerCap Entities pursuant to clause 7.2 or clause 16.3, AerCap may elect, solely at its own cost and expense, to control all proceedings and make all decisions taken in connection with such Tax Claim; provided that AerCap shall keep the Parent reasonably informed and shall not settle such Tax Claim without the prior written consent of the Parent, which shall not be unreasonably withheld, and the Parent and counsel of its own choosing shall have the right to participate fully, at its own expense, in all aspects of the prosecution or defense of such Tax Claim; provided, further, that if AerCap does not elect to control such Tax Claim within thirty (30) days of receiving notice from the Parent or the Existing Shareholders of such Tax Claim, the Parent shall, solely as its own cost and expense, control all proceedings and may make all decisions taken in connection with such Tax Claim but shall keep AerCap reasonably informed and shall not settle such Tax Claim without the prior written consent of AerCap, which shall not be unreasonably withheld.  Each of AerCap and the AerCap Entities, on the one hand, and the Parent and the Existing Shareholders, on the other hand, shall promptly (and in any event within thirty (30) days) notify the other party in writing of any Tax Claim made by a Governmental Authority or any payment or action that might result in an indemnity payment to the other party pursuant to clause 7.2 and shall keep the other party reasonably informed of the status of any such Tax Claim.  AerCap and the AerCap Entities, on the one hand, and the Parent and the Existing Shareholders, on the other hand, shall provide or make available to the other party any information or documentation reasonably requested by such other party in their determination of the amount of Taxes subject to indemnification under clause 7.2.  Notwithstanding anything to the contrary in this Agreement, the provisions of clause 7.3 shall not control with respect to a Tax Claim.

16.7          The Existing Shareholders shall cause all Tax allocation agreements or sharing agreements between a Company Group Member and a Retained Group Member to be terminated as of the Completion Date, and shall ensure that such agreements are of no further force or effect as to any Company Group Member on and after the Completion Date and that there shall be no further liabilities or obligations imposed on any Company Group Member under any such agreements.

16.8          All sales and transfer Taxes, stamp duties, recording charges and similar taxes, fees or charges imposed as a result of the Transaction (collectively, the “Transfer Taxes”) shall be borne by AerCap; provided that to the extent the percentage of AerCap Ordinary Shares beneficially owned by the Parent and its Affiliates, as a group, on the date on which any Transfer Taxes due and owing to any Tax Authority are paid to such Tax Authority (the “Subsequent Ownership Percentage”) is less than the percentage of AerCap Ordinary Shares beneficially owned by the Parent and its Affiliates, as a group, as of the Completion Date (the “Completion Ownership Percentage”), the Parent shall bear the portion of such Transfer Taxes equal to the quotient of (A) the difference between the Completion Ownership Percentage minus the Subsequent Ownership Percentage divided by (B) 1 (one) minus the Subsequent Ownership Percentage.  The Parent shall cooperate to mitigate any such Transfer Taxes.  The parties shall cooperate in timely making all filings, returns, reports and forms as necessary or appropriate to comply with the provisions of all applicable Laws in connection with the payment of such Transfer Taxes.  For the avoidance of doubt, the Transfer Taxes shall not include any Taxes arising out of the Reorganization.

16.9          The Existing Shareholders shall be entitled to receive and retain any refund or other reimbursement or credit (including from any overpayment) actually received (including any amounts received prior to the Completion Date that are included in net operating, investing and financing cash flows for purposes of calculating Target Completion Date Cash) or applied to offset any other Tax liability in respect of Taxes of a Company Group Member for which the Existing Shareholders or the Parent are responsible under clauses 7.2(a) or 16.3, as applicable, other than any refund or other reimbursement or credit that is reflected as an asset or receivable on the Unaudited Balance Sheet for the nine (9) months ended on the Reference Balance Sheet Date.  The Companies shall be entitled to receive and retain any other refund or other reimbursement or credit (including from any overpayment) actually received (including any amounts received prior to the Completion Date that are included in net operating, investing and financing cash flows for purposes of calculating Target Completion Date Cash) or applied to offset any other Tax liability of a Company Group Member.  The Companies and the Existing Shareholders, as the case may be, shall promptly notify the other party of the receipt of any refund or other reimbursement or credit to which the other party is entitled hereunder and pay over such refund or other reimbursement or the amount of such credit, net of any cost attributable to such receipt or recognition.  AerCap and the Existing Shareholders shall reasonably cooperate to amend or cause to be amended any Tax Returns to obtain any refunds to which the other party is entitled hereunder.

16.10          The Parent will use reasonable best efforts to determine and disclose to AerCap if the Parent owns any AerCap Ordinary Shares (other than the Stock Consideration) directly or indirectly through the ownership attribution rules under Section 318(a) (other than paragraph (4) thereof) of the U.S. Tax Code, except AerCap Ordinary Shares owned by the Parent through an entity in which the Parent or its Affiliate owns less than 5% of the economic interest.  Notwithstanding any other provision of this Agreement, the covenant under this clause 16.10 shall terminate and be extinguished as of the Completion Date, and the Parent shall have no liability with respect to such covenant after the Completion Date.

16.11          From and after the Signing Date, no Company Group Member shall (a) surrender or otherwise make available any Tax Attribute, or (b) amend any previous surrender or claim of any Tax Attribute, in each case to or, solely in the case of clause (b), from any Person that is not a Company Group Member, except to the extent such surrender, availability or amendment is required by applicable Law.  For purposes of clause 16.3(c) and this clause 16.11, “Tax Attributes” include, without limitation, any trading loss, charge relief or excess capital allowance arising in relation to activities carried on by any Company which could be surrendered pursuant to Part 12, Chapter 5 of the Irish Taxes Consolidation Act, 1997 or any other similar provision in any jurisdiction, or the reallocation of any Tax payments/refunds due.

16.12          (a) Prior to the Completion,

(i)          Ireland Company 1 shall redeem or otherwise cancel all Existing Ireland Company 1 Shares that are preference shares;

(ii)          Existing Ireland Shareholder 1 shall form a new Irish company as a direct Subsidiary (“Irish Newco”);

(iii)          Existing Ireland Shareholder 1 shall contribute the Existing Ireland Company 1 Shares to Irish Newco; and

(iv)          Ireland Company 1 shall elect to be treated as disregarded from Irish Newco for U.S. Federal income tax purposes,

with steps (ii)-(iv) intended, when taken together, to qualify as a “reorganization” described in Section 368(a)(1)(F) of the U.S. Tax Code (the steps described in clauses 16.12(a)(i)-(iv), collectively, the “Ireland Company 1 F Reorganization”).

(b)          To the extent appropriate, from and after the time of the Ireland Company 1 F Reorganization, (i) references in this Agreement to Existing Ireland Shareholder 1 shall be deemed to refer mutatis mutandis to Irish Newco; and (ii) covenants of Existing Ireland Shareholder 1 in this Agreement to take, or refrain from taking, an action shall be deemed to include an obligation of Existing Ireland Shareholder 1 to cause Irish Newco to take, or refrain from taking, such action.

16.13          Prior to Completion, AerCap shall use reasonable best efforts to make (or cause to be made) an election to treat each AerCap Group Member that is a foreign Subsidiary of AerCap as a disregarded entity for U.S. federal income tax purposes.

16.14          For purposes of this Agreement, in the case of any Taxes of any Company Group Member that are payable with respect to a Straddle Period or a Straddle RBS Period, respectively, the portion of any such Taxes that constitutes Pre-Completion Tax Period Taxes or Pre-RBS Tax Period Taxes, respectively shall: (i) in the case of Taxes that are either (x) based upon or related to income or receipts, or (y) imposed in connection with any sale, transfer or assignment or any deemed sale, transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the taxable year or period ended on the Completion Date or on September 30, 2020, respectively; and (ii) in the case of Taxes (other than those described in clause (i) above) that are imposed on a periodic basis with respect to the business or assets of the Company Group Members or otherwise measured by the level of any item, be deemed to be the amount of such Taxes for the entire Straddle Period, or for the  entire Straddle RBS Period, respectively, or (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding taxable period) multiplied by a fraction the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Completion Date or the portion of the Straddle RBS Period ending on September 30, 2020, respectively  and the denominator of which is the number of calendar days in the entire Straddle Period or Straddle RBS Period, respectively.

17.          Confidentiality

17.1          The terms of the confidentiality agreement, dated December 11, 2020, between the Parent and AerCap and any amendments thereto (collectively, the “Confidentiality Agreement”) are incorporated into this Agreement by reference and shall continue in full force and effect until Completion, at which time the confidentiality obligations under the Confidentiality Agreement shall terminate.  If, for any reason, the transactions contemplated by this Agreement are not completed, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with its terms.

17.2          From and after Completion, the Parent and the Existing Shareholders, on the one hand, and AerCap and the AerCap Entities, on the other hand, shall, and shall procure that their respective Affiliates (including with respect to AerCap and the AerCap Entities, the Companies and the Company Subsidiaries) and Representatives shall, maintain in confidence any written, oral or other information relating to or obtained from the other parties or their Affiliates (including with respect to AerCap and the AerCap Entities following Completion, the Companies and the Company Subsidiaries), and following Completion, the Parent and the Existing Shareholders shall maintain in confidence any written, oral or other information relating or obtained from the Companies or any of the Company Subsidiaries except that the foregoing requirements of this clause 17.2 shall not apply to the extent that:

(a)          any such information is or becomes generally available to the public other than (i) in the case of AerCap or the AerCap Entities, as a result of a disclosure by the Parent or its Affiliates or any of their respective Representatives and (ii) in the case of the Parent or the Existing Shareholders, as a result of a disclosure by AerCap or the AerCap Entities, the Companies or any Company Subsidiary (after the Completion Date) or any of their respective Affiliates, or any of their respective Representatives;

(b)          any such information is required by applicable Law, governmental order or a Governmental Authority to be disclosed after  prior written notice has been given to the other party (including any report, statement, testimony or other submission to such Governmental Authority);

(c)          any such information is reasonably necessary to be disclosed in connection with any Action or in any dispute with respect to the Transaction Documents (including in response to any summons, subpoena or other legal process or formal or informal investigative demand issued to the disclosing party in the course of any litigation, investigation or administrative proceeding);

(d)          any such information was or becomes available to such party on a non-confidential basis and from a source (other than a party to this Agreement or any Affiliate or Representative of such party) that is not bound by a confidentiality agreement with respect to such information; or

(e)          any such information that becomes known or available pursuant to or as a result of the carrying out of the provisions of a Transaction Document (which information shall be governed by the confidentiality provisions, if any, set out therein).

Each of the parties hereto shall instruct its Affiliates and Representatives having access to such information of such obligation of confidentiality.

18.          Intellectual Property

18.1          AerCap and the AerCap Entities, for themselves and their Affiliates, acknowledge and agree that the AerCap Entities are not purchasing, acquiring or otherwise obtaining any right, title or interest in or to the Trademarks set forth on Schedule 18.1 of the Disclosure Letter or any trade, corporate or business names, trademarks, tag-

lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names or any other name or source identifiers to the extent employing such Trademarks or any confusingly similar derivation or variation of any of the foregoing or any confusingly similar trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier (including any registrations and applications relating thereto) (the “Parent Names and Marks”), or in or to any other Intellectual Property of Parent or its Affiliates (except the Intellectual Property of the Company Group and any Intellectual Property licensed or otherwise made available to AerCap, the AerCap Entities or the Company Group pursuant to any Transaction Document), and, except as otherwise expressly provided in this clause 18, none of AerCap, the AerCap Entities or any of their Affiliates shall have any rights in or to any of the Parent Names and Marks and none of AerCap, the AerCap Entities or any of their Affiliates shall (i) seek to register in any jurisdiction any trade, corporate or business name, trademark, tag-line, identifying logo, trade dress, monogram, slogan, service mark, domain name, brand name or other name or source identifier that is a confusingly similar derivation, translation, adaptation, combination or variation of the Parent Names and Marks or that is confusingly similar thereto or (ii) contest the use, ownership, validity or enforceability of any rights of the Parent or any of its Affiliates in or to any of the Parent Names and Marks.

18.2          Except as otherwise provided in this clause 18 or the Transitional Trademark License Agreement, following the Completion Date, AerCap shall, and shall cause its Affiliates to, immediately cease and discontinue any and all uses of the Parent Names and Marks, whether or not in combination with other words, symbols or other distinctive or non-distinctive elements and all trade, corporate or business names, trademarks, tag-lines, identifying logos, trade dress, monograms, slogans, service marks, domain names, brand names and other name or source identifiers confusingly similar to any of the foregoing or embodying any of the foregoing whether or not in combination with other words, symbols or other distinctive or non-distinctive elements.

18.3          Notwithstanding the foregoing, at all times after the Completion Date, AerCap and its Affiliates shall be authorized to use the names contained in the Parent Names and Marks to the extent required or permitted by applicable Law and/or in a neutral, text-only, non-trademark manner to describe the history of the businesses of the Company Group, excluding, for clarity, any logos, stylized depictions or devices associated therewith, and subject to the terms and conditions of the Transitional Trademark License Agreement.

19.          Costs and Expenses

Except as may be otherwise specified in the Transaction Documents, all costs and expenses, including fees and disbursements of counsel, financial advisers and accountants, incurred in connection with the Transaction Documents and the transactions contemplated by the Transaction Documents shall be paid by the party incurring such costs and expenses, whether or not Completion shall have occurred; provided that, following Completion, (i) any amounts of Company Group Transaction Expenses paid by the Company Group and not reimbursed by the Retained Group between the Reference Balance Sheet Date and prior to the Completion shall be treated as if such amounts did not meet any of the criteria set forth in clauses (a)-(d) of the Transaction Accounting Principles for the purposes of calculating the net cash flows for the Business in “Target Completion Date Cash” and (ii) any amounts of Company Group Transaction Expenses that are incurred and not paid prior to the Completion shall be reimbursed to the Company Group by the Parent.

20.          Notices

20.1          All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by electronic mail, by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this clause 20.1):

(a)	if to the Parent:

General Electric Company
5 Necco Street
Boston, Massachusetts 02210
	Attention:	Michael S. Buckner
	E-mail:	michael.buckner@ge.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
United States of America
	Attention:	Scott A. Barshay
Steven J. Williams
	Email:	sbarshay@paulweiss.com
swilliams@paulweiss.com

(b)	if to the Existing Shareholders:

c/o General Electric Company
5 Necco Street
Boston, Massachusetts 02210
	Attention:	Michael S. Buckner
	E-mail:	michael.buckner@ge.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064

United States of America
	Attention:	Scott A. Barshay
Steven J. Williams
	Email:	sbarshay@paulweiss.com
swilliams@paulweiss.com

(c)	if to AerCap:

AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
	Attention:	General Counsel
	Email:	VDrouillard@aercap.com

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Mark I. Greene
O. Keith Hallam, III
G.J. Ligelis Jr.
	Email:	MGreene@cravath.com
KHallam@cravath.com
GLigelisJr@cravath.com

(d)	if to the Ireland Subscriber:

AerCap Aviation Leasing Limited
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
	Attention:	General Counsel
	Email:	VDrouillard@aercap.com

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Mark I. Greene
O. Keith Hallam, III

G.J. Ligelis Jr.
	Email:	MGreene@cravath.com
KHallam@cravath.com
GLigelisJr@cravath.com

(e)	if to the U.S. Purchaser:

AerCap US Aviation LLC
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
	Attention:	General Counsel
	Email:	VDrouillard@aercap.com

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
	Attention:	Mark I. Greene
O. Keith Hallam, III
G.J. Ligelis Jr.
	Email:	MGreene@cravath.com
KHallam@cravath.com
GLigelisJr@cravath.com

20.2       Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(a)          if delivered by electronic mail, upon confirmation of receipt;

(b)          if delivered personally, on delivery; and

(c)          if sent by registered or certified mail, three (3) clear Business Days after the date of posting.

20.3          For the purposes of this clause 20, any reference to a particular time relates to the time at the location of the party giving notice as set out in clause 20.1.

21.          Announcements

21.1          AerCap shall procure the release of the announcement in the form agreed (the “Announcement”) as soon as practicable on the Signing Date or such other time and date as may be agreed by the Parent and AerCap.

21.2          Subject to clause 21.3, each party shall not, and shall procure that each of its Affiliates or Representatives shall not, issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other parties (which consent shall not be unreasonably withheld or delayed), except as may be required by Law or applicable securities exchange rules, in which case the party required to publish such press release or public announcement, if feasible, shall allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication, and the party required to publish shall give reasonable consideration to all such comments.

21.3          Clause 21.2 shall not apply to any press release, public announcement or other communication with the news media made by AerCap or any AerCap Entity (a) which is consistent with the Announcement and the terms of this Agreement and does not contain any further information relating to the Company Group to that which has been previously announced or made public in accordance with the terms of this Agreement or (b) is made in the ordinary course of business and does not relate specifically to the signing of this Agreement or the transactions contemplated by this Agreement.

21.4          Prior to Completion, each of the parties shall not, and shall procure that each of its Affiliates or Representatives shall not, disclose any plans or intentions relating to the customers, agents or employees of, or other Persons with significant business relationships with, the Companies or the Company Subsidiaries without first obtaining the prior written approval of the other parties, which approval shall not be unreasonably withheld or delayed.

22.          Invalidity and Severability

22.1          If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect.  Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable.  Upon any determination that any term or provisions of this Agreement is held invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

22.2          Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be completed as originally contemplated to the greatest extent possible.

23.          Further Assurance

23.1          Each of the Parent, the Existing Shareholders, AerCap and the AerCap Entities shall, and shall procure that its respective Affiliates shall:

(a)          execute and deliver, or shall cause to be executed and delivered, such documents and other papers and shall take, or shall cause to be taken, such further actions as may be required by Law, as may be necessary or as may reasonably be required by the other party to carry out the provisions, and give effect to the transactions contemplated by, the Transaction Documents; and

(b)          refrain from taking any actions that would reasonably be expected to impair, delay or impede Completion.

24.          Litigation Support

In the event and for so long as AerCap or the Parent, or their respective Affiliates, as applicable, is prosecuting, contesting or defending any Action, other investigation, charge, claim or demand by a third party (including the NYSE or any Governmental Authority) in connection with (a) the transactions contemplated by this Agreement, or (b) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, in connection with or arising from the Company Group or the Business (in the case of AerCap) or the Retained Group Business (in the case of the Parent), in each case, other than an Action for which indemnification is being sought or is likely to be sought under this Agreement, the other party shall, and shall cause its Affiliates and its and their respective employees to, cooperate with such first party and its counsel, to the extent reasonably requested by and at the expense of the first such party, in such prosecution, contest or defenses, including, by providing, upon reasonable prior notice and subject to any applicable Law, reasonable access, during normal business hours, to its offices, properties, books, data, files, information and records and its personnel, and providing such testimony as shall be reasonably necessary and requested by such first party in connection with such prosecution, contest or defense; provided, that (i) nothing in this clause 24 shall require AerCap, the Parent or any of their respective Affiliates to do anything which would unreasonably interfere with their respective businesses or operations and (ii) the auditors and independent public accountants of AerCap, the Parent or any of their respective Affiliates shall not be obligated to make any work papers available to any Person unless and until such Person has signed a customary confidentiality and hold harmless agreement relating to such access to work papers in form and substance reasonable acceptable to such auditors or accountants; provided, further that the first party shall treat all such information as confidential; and provided, further that no party shall be obliged to disclose or provide access to any documents, records or information subject to attorney-client privilege or attorney work-product protection or that are trade secrets.

25.          Entire Agreement

Except as otherwise expressly provided in the Transaction Documents, the Transaction Documents constitute the entire agreement of the parties hereto with respect to the subject matter of the Transaction Documents and supersede all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and AerCap and/or its Affiliates, on the other hand, with respect to the subject matter of the Transaction Documents.

26.          Assignment

26.1          This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the prior written consent of all of the parties hereto; provided that (a) AerCap, with the prior written consent of the Parent and the Existing Shareholders (which shall not be unreasonably withheld, conditioned or delayed), and each AerCap Entity, in its sole discretion, shall be permitted to assign all of their rights and obligations hereunder to any Affiliate of AerCap and (b) the Parent, with the prior written consent of AerCap and the AerCap Entities (which shall not be unreasonably withheld, conditioned or delayed), and each Existing Shareholder, in its sole discretion, shall be permitted to assign all of their rights, obligations and liabilities hereunder to any Affiliate of the Parent, in each case of (a) and (b) so long as (i) such assignee executes a counterpart to this Agreement and each other Transaction Document to which the assigning party (as applicable) is a party, (ii) no such assignment relieves the assigning party of its obligations under this Agreement if such assignee does not perform such obligations and (iii) such assignment shall not materially delay the consummation of any of the transaction contemplated by this Agreement or impose any additional obligations on AerCap, the AerCap Entities, the Parent, the Existing Shareholders or the Companies (including in respect of required consents or approvals or governmental filing objections).  Any attempted assignment in violation of this clause 26 shall be void.

26.2          This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

27.          No Third Party Beneficiaries

Except (i) as provided in clauses 7.2 and 7.3 and (ii) with respect to the provisions of this clause 27, 28.3, 32.3, 32.4 and 34.4, of which the Lenders shall be express third party beneficiaries and shall be entitled to enforce such provisions directly, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and is not intended to and shall not confer upon any other person any rights, benefits or remedies of any nature under or by reason of this Agreement.  Accordingly, any Person who is not a party to this Agreement may not enforce any of its terms.

28.          Amendment and Waiver

28.1          No provision of this Agreement or any other Transaction Document may be amended, supplemented or modified except by a written instrument signed by all the parties to such agreement.

28.2          No provision of this Agreement or any other Transaction Document may be waived except by a written instrument signed by the party against whom the waiver is to be effective.

28.3          Clause 27, this clause 28.3 and clauses 32.3, 32.4 and 34.4 (in each case, together with any related definitions and other provisions of this Agreement to the extent an amendment, supplement or modification would serve to modify the substance or provisions of such sections) may not be amended in a manner that is adverse to the Lenders without the prior written consent of the Lenders.  The Lenders are express third party beneficiaries of this clause 28.3.

28.4          No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

28.5          The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

29.          Counterparts

29.1          This Agreement and each of the other Transaction Documents may be executed in one or more counterparts, and by the different parties to each such agreement in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

29.2          Delivery of an executed counterpart of a signature page to any Transaction Document by email, .pdf or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

30.          English Language

30.1          This Agreement is in the English language and if this Agreement is translated into another language, the English language text shall prevail.

30.2          Each notice or other communication under or in connection with this Agreement shall be in English.

31.          Payment Mechanics

31.1          Unless otherwise expressly provided in this Agreement, any and all payments made pursuant to this Agreement shall be made in U.S. dollars.

31.2          Unless otherwise expressly provided in this Agreement, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date.

31.3          For the purposes of clause 31.2:

(a)          “Conversion Rate” means the rate for a transaction between the two currencies in question as at 11:00 a.m. (London time) on the date immediately preceding the

Relevant Date as quoted on the Reuters Fixing Screen or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted; and

(b)          “Relevant Date” means, save as otherwise provided in this Agreement, the date on which a payment or an assessment is to be made.

31.4          Any payments made pursuant to this Agreement shall be made in full, without any set-off, counterclaim, restriction or condition and without any deduction or withholding (save as may be required by Law or as otherwise agreed in writing).

32.          Governing Law, Dispute Resolution, Consent to Jurisdiction, Waiver of Jury Trial

32.1          This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement (each, a “Transaction Dispute”), will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied.  The parties expressly acknowledge and agree that (a) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the parties, the Transaction and the interpretation and enforcement of the rights and duties of the parties hereunder and (b) the parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the parties, the Transaction and the interpretation and enforcement of the rights and duties of the parties hereunder. The parties shall cause their respective Indemnified Parties to comply with the foregoing as though such Indemnified Parties were a party to this Agreement.

32.2          Any Transaction Dispute will exclusively be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts.  In that context, and without limiting the generality of the foregoing, each party irrevocably and unconditionally: (i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any Transaction Dispute and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any Transaction Dispute shall be heard and determined in such courts and (ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any Transaction Dispute.  The foregoing consent to jurisdiction will not constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Transaction Dispute.

32.3          Notwithstanding anything herein to the contrary, each of the parties hereto agrees that (a) any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any of the  agreements(including the Debt Financing Agreements) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder against the Lenders shall be subject to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, and any such Action shall be governed by the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws, except as otherwise provided in the Debt Financing Commitments or other applicable definitive document relating to the Debt Financing and (b) it will not bring, or permit any of its Affiliates to bring, any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Lenders arising out of or relating to (x) the Debt Financing Commitments, any of the transactions contemplated by the Debt Financing Commitments or the performance of services thereunder or (y) this Agreement or any of the transactions contemplated hereby in any forum other than any New York State court or Federal court of the United States of America sitting in New York County, and any appellate court from any thereof, and each of the parties hereto agrees that the waiver of jury trial set forth in clause 32.4 shall be applicable to any such Action.  The Lenders are express third party beneficiaries of this clause 32.3.

32.4          To the maximum extent permitted by Law, each party irrevocably and unconditionally waives any right to trial by jury in any forum in respect of any Transaction Dispute or any Action brought against the Lenders of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, that may be based upon, arise out of or relate to this Agreement, the Debt Financing or any of the agreements (including the Debt Financing Agreements) entered into in connection with the Debt Financing or any of the transactions contemplated hereby or the performance of any services thereunder and covenants that neither it nor any of its Affiliates or Representatives will assert (whether as plaintiff, defendant or otherwise) any right to such trial by jury.  Each party certifies and acknowledges that (a) such party has considered the implications of this waiver, (b) such party makes this waiver voluntarily and (c) such waiver constitutes a material inducement upon which such party is relying and will rely in entering into the Transaction Documents.  Each party may file an original counterpart or a copy of this clause 32.4 with any court as written evidence of the consent of each party to the waiver of its right to trial by jury.  The Lenders are express third party beneficiaries of this clause 32.4.

33.          Agent for Service of Process

33.1          Without prejudice to any other permitted mode of service, each of the Parent and the Existing Shareholders irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 32 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to the address of the Parent provided in clause 20.1 or such other Person and address in New York, New York as the Parent or the Existing Shareholders shall notify the AerCap Entities of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

33.2          Without prejudice to any other permitted mode of service, each of AerCap and the AerCap Entities irrevocably agrees that service of any claim form, notice or other document for the purpose of clause 32 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to International Lease Financing Corporation, presently located in the United States at 10250 Constellation Blvd., Suite 1500, Los Angeles, California 90067, or such other Person and address in New York, New York as AerCap or the AerCap Entities shall notify the Parent of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

34.          Miscellaneous

34.1          Without prejudice to any non-monetary rights or remedies available to it, AerCap and the AerCap Entities hereby irrevocably waive any right which it may have to claim damages (or other monetary rights or remedies) from the Existing Shareholders for breach of any of the obligations, commitments, undertakings or warranties given by the Parent or the Existing Shareholders under this Agreement.  In consideration of AerCap and the AerCap Entities agreeing to such waiver and without prejudice to the other terms of this Agreement, the Parent agrees to be solely and exclusively responsible to AerCap and the AerCap Entities for any damages (or other monetary rights or remedies) for which the Existing Shareholders would, but for such waiver, have been liable to AerCap, the AerCap Entities or any of their Affiliates under this Agreement.

34.2          The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  Subject to clause 34.3, it is accordingly agreed by the parties hereby that, prior to any termination of this Agreement in accordance with its terms, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in accordance with clause 32, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity.  The parties hereby agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the parties in accordance with their specific terms or were otherwise breached by the parties.

34.3          Notwithstanding anything in this Agreement to the contrary, it is acknowledged and agreed that the Parent and the Existing Shareholders shall be entitled to seek specific performance of AerCap’s and the AerCap Entities’ obligation to consummate the Transaction only in the event that all of the Conditions with respect to the Completion have been satisfied or (if applicable) waived, or, with respect to those Conditions that by their nature are to be satisfied at the Completion, are capable of being satisfied at the Completion and the Debt Financing or Alternative Financing has been funded or will be funded at Completion.

34.4          Notwithstanding anything in this Agreement to the contrary, the Parent and the Existing Shareholders agree on their behalf and on behalf of their Affiliates that none of the Lenders shall have any liability or obligation to the Parent and the Existing Shareholders and their respective Affiliates relating to this Agreement, the other Transaction Documents or any of the transactions contemplated hereby (including the Debt Financing).  The Lenders are express third-party beneficiaries of this clause 34.4.

34.5          Each party hereby agrees not to raise any objections to the availability of the equitable remedy of specific performance (other than on the basis that such remedy is not available pursuant to the terms of this Agreement in respect of the particular instance in question) to prevent or restrain breaches of this Agreement by such party, and to specifically enforce the terms and provisions of this Agreement, to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such party under this Agreement all in accordance with the terms of this clause 34.5.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case when expressly available pursuant to the terms of this Agreement, shall not be required to provide any bond or other security in connection with such order or injunction.

34.6          To the extent any party hereto brings any action prior to the Completion to enforce specifically the performance of the terms and provisions of this Agreement when available to such party pursuant to the terms of this Agreement, the Long-Stop Date shall automatically be extended by (i) the amount of time during which such action is pending, plus five (5) Business Days, or (ii) such other time period established by the court presiding over such action.

35.          Adjustment of Consideration

The parties (and their successors and permitted assigns) shall treat any payment made under this Agreement by the Existing Shareholders to the AerCap Entities as an adjustment to the Consideration payable pursuant to clause 2, which shall be allocable consistently with the Consideration Allocation, the Asset Allocation Schedule (if applicable), and any applicable Section 338 Allocation Schedules(s) as such are finally determined in accordance with clause 16.1, and shall use reasonable best efforts to structure the satisfaction of any payment obligation hereunder so as to minimize the amount of Tax that may be required to be deducted or withheld therefrom or charged thereon.

36.          Guarantee

AerCap hereby irrevocably and unconditionally guarantees, and agrees to cause the AerCap Entities to satisfy, all obligations of the AerCap Entities under this Agreement, on the terms and subject to the conditions set forth in this Agreement.  The Parent hereby irrevocably and unconditionally guarantees, and agrees to cause each Existing Shareholder to satisfy, all of the obligations of such Existing Shareholder under this Agreement, on the terms and subject to the conditions set forth in this Agreement.

[Remainder of page left intentionally blank; Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has duly executed this Agreement as of the date and year set forth above.

GE IRELAND USD HOLDINGS ULC

By:	/s/ Shane Pounch
	Name:	Shane Pounch
	Title:	Director

GE CAPITAL US HOLDINGS, INC.

By:	/s/ Jennifer B. VanBelle
	Name:	Jennifer B. VanBelle
	Title:	President, Chief Executive Officer and Treasurer

GE FINANCIAL HOLDINGS ULC

By:	/s/ Robert Holmes
	Name:	Robert Holmes
	Title:	Director

GENERAL ELECTRIC COMPANY

By:	/s/ Michael J. Holston
	Name:	Michael J. Holston
	Title:	SVP, General Counsel and Secretary of the Board

AERCAP HOLDINGS N.V.

By:	/s/ Michael Walsh
	Name:	Michael Walsh
	Title:	Attorney In Fact

AERCAP US AVIATION LLC

By:	/s/ Bashir Hajjar
	Name:	Bashir Hajjar
	Title:	CEO

[Signature Page to Transaction Agreement]

AERCAP AVIATION LEASING LIMITED

By:	/s/ Thomas Kelly
	Name:	Thomas Kelly
	Title:	Attorney

[Signature Page to Transaction Agreement]

Schedule 1A

Company Warranties

1.          Organization, Authority and Enforceability

1.1          The Parent is a corporation duly incorporated and validly existing under the Laws of the State of New York.  Each of Existing Ireland Shareholder 1 and Existing Ireland Shareholder 2 is an unlimited liability company duly incorporated and validly existing under the Laws of Ireland.  The Existing U.S. Shareholder is a corporation duly incorporated and validly existing under the Laws of the State of Delaware.

1.2          Each of the Company Group Members and SES is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted.  Each of the Company Group Members and SES is duly qualified as a foreign corporation or other organization to do business, and is in good standing (where such concept is legally recognized in the applicable jurisdiction), in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not have a Material Adverse Effect.

1.3          The Parent has made available to the AerCap Entities prior to the Signing Date true and complete copies of the certificate of incorporation, bylaws or similar constitutional documents of each Company, each Material Subsidiary and SES.

1.4          Each of the Parent and the Existing Shareholders has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, each of the Transaction Documents to which it is a party.  At Completion, the Ireland Company 1 will have all requisite power to enter into and complete the transactions described in paragraph 3 of Schedule 3 of this Agreement.

1.5          This Agreement has been duly executed and delivered by the Parent and the Existing Shareholders.

1.6          Assuming due authorization, execution and delivery by the other parties hereto, each of the Transaction Documents to which the Parent or the Existing Shareholders (as applicable) is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of the Parent or the Existing Shareholders (as applicable), enforceable against the Parent or the Existing Shareholders (as applicable) in accordance with its terms, subject to the Bankruptcy Exceptions.

1.7          The execution, delivery and performance by each of the Parent and the Existing Shareholders of this Agreement and the other Transaction Documents to which it is a party, and the consummation by the Parent and the Existing Shareholders (as applicable) of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Parent and the Existing Shareholders, and no further approval or authorization shall be required on the part of the Parent or the Existing Shareholders.

1.8          Each of the Companies has provided the AerCap Entities with true and complete copies of (i) the organizational documents set forth on paragraph 1.8 of Schedule 1A of the Disclosure Letter, (ii) all principal Contracts relating to existing or planned Indebtedness for borrowed money of any such Company over US$10 million as of the Signing Date and (iii) the following information for each Company Group Member legally or beneficially owning Aircraft or Engines: (v) such Company Group Member’s jurisdiction of incorporation or establishment, jurisdiction of intended tax residence, organizational form, classification for U.S. Tax purposes and, to the extent such Company Group Member is a trust or partnership, its beneficial owner and trustee or general partner, as applicable, as of the Signing Date; (w) a description of the Aircraft and/or Engines owned by such Company Group Member as of the Aircraft Disclosure Date (in the case of Engines subject to any transfer of title that may have occurred under or pursuant to any Lease of which the Parent does not have knowledge); (x) whether such Aircraft were subject to Encumbrances to secure the Indebtedness of the Company Group as of the Aircraft Disclosure Date; (y) to the Parent’s knowledge, the jurisdiction in which such Aircraft were registered as of the Aircraft Disclosure Date; and (z) to the Parent’s knowledge, the jurisdiction in which the applicable Lessee was incorporated as of the Aircraft Disclosure Date.

1.9          Paragraph 1.9 of Schedule 1A of the Disclosure Letter contains a correct and complete list of each Minority Interest Entity, including as of the date hereof, the form of entity and jurisdiction of organization. To the Parent’s knowledge, none of the Minority Interests were issued in violation of any Contract or any preemptive or similar rights of any Person.  All of the Minority Interests are owned, directly or indirectly, of record and beneficially by a Company Group Member, free and clear of all Encumbrances, other than restrictions on transfer under applicable securities Laws or the organizational documents of the relevant Minority Interest Entity.

2.          Capitalization and Ownership

2.1          The Disclosure Letter sets forth, as of the Signing Date, a true, correct and complete list of (i) the authorized capital of each Company and each Material Subsidiary, (ii) the number of shares (or other applicable units) of each class or series of capital stock of each Company and each Material Subsidiary that are issued and outstanding, together with the name of each holder thereof and the percentage of the aggregate equity or voting interests that are issued and outstanding and owned by each such holder and (iii) the jurisdiction of organization of each Company and each Material Subsidiary.

2.2          All the outstanding shares (or other applicable units) or ownership interests of each Company and each other Company Group Member have been duly authorized and validly issued, are fully paid and non-assessable and were not issued in violation of any pre-emption or subscription rights. All shares of each Material Subsidiary of each Company are owned, directly or indirectly, of record and beneficially by such Company, free and clear of all Encumbrances.

2.3          The U.S. Company Membership Interests and the Existing Ireland Company Shares represent 100% of the issued and outstanding shares of the U.S. Company and the Ireland Companies, respectively, and there are no other shares, other securities or warrants or convertible or exchangeable securities convertible into securities in the capital of either of the Companies in issue.

2.4          There are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription or other rights, or agreements, arrangements or commitments (other than Permitted Liens over the shares or ownership interests of any Company Group Member), in any such case, obligating or which may obligate any Company Group Member to issue, sell, purchase, return or redeem, or otherwise dispose of, transfer or acquire, any respective shares (or other applicable units) or ownership interests convertible into or exchangeable for any of their respective shares (or other applicable units).  There are no capital appreciation rights, phantom share plans, securities with participation rights or features, or similar obligations and commitments of any other Company Group Member. There are no bonds, debentures, notes or other Indebtedness issued by any Company Group Member which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of any shares (or other applicable units) or ownership interests by stock ownership or otherwise in such Company Group Member are entitled to vote.

2.5          Except for the Transaction Documents and restrictions imposed by applicable Laws or any Governmental Authority or except for trusts holding title to Aircraft or Engines, there are no voting trusts, shareholder agreements, proxies or other rights or agreements to which any Company Group Member is a party in effect with respect to the voting, transfer or dividend rights of the Equity Interests, the SES Tracking Stock or (other than Permitted Liens) of the shares (or other applicable units) or ownership interests of any Company Group Member.

2.6          As of the Signing Date, there are no entities in which any of the Companies directly or indirectly owns or controls any voting power or otherwise owns any equity interests, other than the Company Subsidiaries and the Minority Interest Entities and other than positions taken in connection with ordinary course cash management activities. None of the Companies has agreed, and none of the Companies is under current or prospective obligation (contingent or otherwise), to form or participate in or make any capital contribution to or future investment in, or guarantee any obligations of any Person which is not a Company Subsidiary (other than a Minority Interest Entity pursuant to the organizational documents of such Minority Interest Entity).

2.7          Neither the Parent nor any Affiliate of the Parent owns or has any plan or intention to acquire (i) any interest in AerCap (other than the Stock Consideration or the AerCap Notes) or (ii) any interest in any Company Group Member (other than the Equity Interests or the Stock Consideration or the AerCap Notes), in each case that would be classified as equity for U.S. federal Income Tax purposes and would (taken together with the Stock Consideration, and assuming that the Stock Consideration represents no more than 47% of the equity interests in AerCap for U.S. federal Income Tax purposes) result in stock owned by the Existing Shareholders being attributed to AerCap for purposes of Section 338(h)(3) of the U.S. Tax Code.

2.8          EIH holds 50% of the issued and outstanding common stock of CFMI, and, other than such common stock, there are no other outstanding equity interests of CFMI.  There are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription or other rights, or agreements, arrangements or commitments (other than Permitted Liens over such common stock), in any such case, obligating or which may obligate CFMI to issue, sell, purchase, return or redeem, or otherwise dispose of, transfer or acquire, any shares (or other applicable units) or ownership interests convertible into or exchangeable for any shares of its common stock.  CFMI indirectly holds all equity interests of SES.

3.          Ownership and Transfer of Equity Interests and Transferred Assets

3.1          The Existing U.S. Shareholder is the sole legal holder of record and beneficial owner of the U.S. Company Membership Interests, free and clear of any Encumbrances.  Existing Ireland Shareholder 1 is the sole legal holder of record and beneficial owner of the Existing Ireland Company 1 Shares, free and clear of any Encumbrances.  Existing Ireland Shareholder 2 is the sole legal holder of record and beneficial owner of the Ireland Company 2 Shares and the Ireland Company 3 Shares, in each case free and clear of any Encumbrances.

3.2          (a) The Existing U.S. Shareholder has the power and authority to sell, transfer, assign and deliver the U.S. Company Membership Interests and the Existing Ireland Shareholder 2  has the power and authority to sell, transfer, assign and deliver the Ireland Company 2 Shares and the Ireland Company 3 Shares, in each case as provided in this Agreement, and, together, such deliveries will convey to the AerCap good and valid title to the U.S. Company Membership Interests, the Ireland Company 2 Shares, and the Ireland Company 3 Shares, free and clear of all Encumbrances and any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of the U.S. Company Membership Interests, the Ireland Company 2 Shares and the Ireland Company 3 Shares), other than restrictions on transfer imposed by applicable Law and (b) the Existing Ireland Shareholder 1 has the power and authority to enter into and consummate all of the transactions contemplated by this Agreement to which it is a party pursuant to and on the terms set out in this Agreement. At Completion, the Ireland Company 1 will have the power and authority to issue the New Ireland Company 1 Shares and, when issued to the Ireland Subscriber, the New Ireland Company 1 Shares will be free and clear of all Encumbrances.

3.3          The sellers of the Transferred Assets collectively have good and valid title to (or in the case of leased properties and assets, valid leasehold interests in) the Transferred Assets and have the right to transfer (or caused to be transferred) in accordance with the terms of this Agreement, all Transferred Assets, free and clear of all Encumbrances except Permitted Liens. The sellers of the Transferred Assets have the power and authority to sell, transfer and otherwise assign (or cause to be sold, transferred or otherwise assigned) the Transferred Assets, as provided in this Agreement, and such transfer will convey to AerCap, or such of its Affiliates as AerCap may designate, good and valid title to the Transferred Assets, free and clear of all Encumbrances except Permitted Liens.

4.          No Conflicts

Provided the Governmental Approvals identified in Schedule 5 have been made or obtained, the execution and delivery by each of the Parent and the Existing Shareholders (as applicable) of the Transaction Documents to which it is a party, the performance by each of the Parent and the Existing Shareholders (as applicable) of its obligations under the Transaction Documents to which it is a party and the consummation by each of the Parent and the Existing Shareholders (as applicable) of the transactions contemplated by the Transaction Documents to which it is a party do not and will not: (i) violate or result in the breach of any provision of the organizational documents of the Existing Shareholders, the Parent, any Company Group Member or, to the knowledge of Parent, SES; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to the Parent, the Existing Shareholders, any Company Group Member, the Business, any Transferred Assets or, to the knowledge of Parent, SES, or require any Governmental Approvals to be made or obtained by, the Parent, the Existing Shareholders, any Company Group Member or, to the knowledge of Parent, SES (except, in the case of Governmental Approvals, for the Governmental Approvals identified in Schedule 5 and notices, filings, exemptions or reviews or Consents the failure of which to make or obtain that would not, individually or in the aggregate, reasonably be expected to give rise to a material liability or to criminal liability); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, or result in the creation of any Encumbrance (other than Permitted Liens) on any of the assets or properties of any Company Group Member, the Business or any Transferred Assets, pursuant to, any Material Contract to which the Parent, the Existing Shareholders or any Company Group Member is a party or by which any of them or any of their respective properties, assets or businesses, the Business or any Transferred Assets are bound or subject, except, in the case of clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults, Consents, terminations, accelerations, cancellations, losses, rights or creations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

5.          Financial Statements

(a) The unaudited statements of earnings of the Business for the nine (9) months ended September 30, 2019 and September 30, 2020, the unaudited statements of financial position of the Business as of September 30, 2020 (the “Unaudited Balance Sheet”) and the unaudited statements of cash flows of the Business for the nine (9) months ended September 30, 2019 and September 30, 2020 (collectively, the “Unaudited Financial Statements”), (b) the audited statements of earnings of the Business for the years ended December 31, 2018 and December 31, 2019, the audited statements of financial position of the Business as of December 31, 2018 and December 31, 2019 and the audited statements of cash flows of the Business for the years ended December 31, 2018 and December 31, 2019 (collectively, the “Audited Financial Statements” and, together with the Unaudited Financial Statements, the “Financial Statements”) and (c) the unaudited summary financial information of the Business as of and for the year ended December 31, 2020 set forth in paragraph 5 of Schedule 1A of the Disclosure Letter, (i) have been prepared in accordance with GAAP, which has been consistently applied throughout the periods indicated therein, except as otherwise disclosed in the Financial Statements; and (ii) present fairly, in all material respects, the consolidated financial position of the Business as of the end of such financial periods and the consolidated results of operations and cash flows of the Business for each of the periods then ended, except that the Unaudited Financial Statements are subject to normal recurring year-end adjustments.

6.          Absence of Certain Changes

6.1          Since the Reference Balance Sheet Date through the Signing Date, there has been no event, change, occurrence or development or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a Material Adverse Effect.

6.2          Since the Reference Balance Sheet Date through the Signing Date, the Company Group and the Business have been conducted in such a manner that the Existing Shareholders’ and the Parent’s obligations under clause 8.1 would have been complied with as if this Agreement were in effect from the Reference Balance Sheet Date.  For purposes of this paragraph 6.2, the Parent shall provide a supplement to paragraph 6.2 of Schedule 1A of the Disclosure Letter with respect to paragraph 18 of Schedule 2A within thirty (30) days of the Signing Date, which supplement shall be deemed to be incorporated in the Disclosure Letter.

7.          No Undisclosed Liabilities

The Company Group Members and the Business do not have any liabilities or obligations of any nature (whether due or to become due, and whether known or unknown) which are not properly disclosed or reserved against in the Financial Statements to the extent required to be so disclosed or so reserved against therein in accordance with GAAP, except for (A) liabilities that have arisen since the Reference Balance Sheet Date in the ordinary and usual course of business and consistent with past practice and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

8.          Internal Control of Financial Reporting

The Company Group has devised and maintains systems of internal accounting and disclosure control procedures with respect to its businesses sufficient to provide reasonable assurances that: (a) material information relating to the Company Group and the Business is made known to senior management of the Parent by others within those entities and (b) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  There are no significant deficiencies or material weaknesses in the design or the operation of the internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act) of any of the Company Group Members or the Business which would reasonably be expected to adversely affect in any material respect the ability of the Company Group or the Business, taken as a whole, to record, process, summarize and report financial data and there is no, and there has not been any instances of, fraud that involves or involved management or other employees who have or had a significant role in such internal controls.

9.          Stock Lending

No Company Group Member is a party to any stock lending or similar agreements or similar arrangements or has any obligations or liabilities (whether or not contingent) under or in connection with any such agreements or arrangements.  No Company Group Member has any obligations or liabilities (whether or not contingent) under or in connection with any stock lending agreements or arrangements which are no longer outstanding but under which obligations or liabilities (whether or not contingent) exist or may arise.

10.          Indebtedness

Paragraph 10 of Schedule 1A of the Disclosure Letter describes all Indebtedness for borrowed money of each Company Group Member as of the Signing Date that has in excess of US$50 million outstanding.

11.          Brokers and Finders

No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Parent, the Existing Shareholders, any Company Group Member or any of their respective Affiliates.

12.          Offering of Securities

Neither the Parent, the Existing Shareholders, the Companies nor any Person acting on their behalf has taken any action (including any offering of any securities of either of the Companies under circumstances which would require the integration of such offering with the offering of any of the Equity Interests under the Securities Act or New Ireland Company Notes), which might subject the issuance or sale, as applicable, of any of the Equity Interests or New Ireland Company Notes to the AerCap Entities pursuant to this Agreement to the registration requirements of the Securities Act.

13.          Material Contracts

The Disclosure Letter contains a true and complete list of all Material Contracts as of the Signing Date, true and complete copies of which have been made available to the AerCap Entities.  Each Material Contract is a valid and binding obligation of each of the Company Group Member(s) (as applicable) that is party thereto and, to the knowledge of the Parent, each other party to such Material Contract, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each such Material Contract is enforceable against the Company Group Member(s) that is party thereto and, to the knowledge of the Parent, and, to the knowledge of the Parent without inquiry of each such other party, each other party to such Material Contract in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No Company Group Member or, to the knowledge of the Parent, any other party to a Material Contract, is in material default or material breach of a Material Contract and, to the knowledge of the Parent, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

14.          Affiliates

Each Related Party Contract has been entered into, and contains terms and conditions that have been negotiated, on an arm’s-length basis.  Paragraph 14 of Schedule 1A of the Disclosure Letter contains a true and complete list of all Related Party Contracts as of the

Signing Date (other than Related Party Contracts entered into on an arm’s-length basis for the provision of products or services related to (i) the maintenance, repair and overhaul of engines and (ii) customary engine warranties and product support), true and complete copies of which have been made available to the AerCap Entities prior to the Signing Date.  No transactions, Contracts, or understandings or a series of related transactions, Contracts or understandings exist between, among or involving any Company Group Member, on the one hand, and any current or former director, officer or employee of such Company Group Member in respect of any loans to such director, officer or employee or similar obligations.

15.          Compliance with Laws

Each of the Company Group Members and, to the knowledge of Parent, SES has all material Permits, and has made all material filings, applications and registrations with, Governmental Authorities, that are required in order to permit it to own or lease its properties and assets and carry on the Business as presently conducted (the “Business Permits”), and the sellers of any Transferred Assets have all material Business Permits required to or own, lease or operate the Transferred Assets, including all material Permits that are required to be obtained from any Governmental Authority in connection with the operation, ownership or transaction of an aircraft leasing business.  To the knowledge of the Parent, all Business Permits are valid and in full force and effect.  To the knowledge of the Parent, none of the Company Group Members or SES or, in the case of any Transferred Assets, any seller of such Transferred Assets is in default under or the subject of a proceeding for suspension or revocation of, and, to the knowledge of the Parent, no condition exists that with notice or lapse of time or both would constitute a default under, or basis for suspension or revocation of, any Business Permit.  Each Company Group Member, the Business and, to the knowledge of Parent, SES, and, with respect to the Transferred Assets, each seller of such Transferred Assets has complied in all respects and is not in default or violation of, and none of the Business, the Company Group Members, SES or any such seller is, to the knowledge of the Parent, under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any Law applicable to the Company Group, SES, such seller, the Business or the Transferred Assets, other than such noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  Except for statutory or regulatory restrictions of general application or applicable to aircraft leasing companies generally, no Governmental Authority has placed any material restriction (other than Permitted Liens) on the business or properties of any Company Group Member, SES, the sellers of any Transferred Assets, the Business or any Transferred Assets that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.  This paragraph 15 shall not apply with respect to Taxes.

16.          Reports

Since February 24, 2020, each Company Group Member has, and each applicable seller of Transferred Assets has with respect to such Transferred Assets, timely filed (subject to any permitted extension) all material reports, forms, certifications, registrations, documents, filings, statements and submissions, together with any exhibits, amendments and supplements thereto, that it was required to file with any Governmental Authority (the foregoing, collectively, the “Reports”) and has paid all material fees and assessments due and payable in connection therewith.  As of their respective dates of filing, to the knowledge of the Parent, each Report complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authorities and was complete and accurate in all material respects.  This paragraph 16 shall not apply with respect to Tax Returns.

17.          Litigation and Other Proceedings

As of the Signing Date, there are no Actions (including any proceeding or, to the knowledge of the Parent, any investigation by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any Company Group Member or SES or to which any of their respective assets, the Business or the Transferred Assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect.  None of the Company Group Members, the sellers of Transferred Assets or, to the knowledge of Parent, SES is subject to, and none of its assets, properties or businesses, the Business or any Transferred Assets is bound by, any Order in a Material Jurisdiction and, to the knowledge of the Parent, in any jurisdiction (other than a Material Jurisdiction), in each case which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a Material Adverse Effect.  As of the Signing Date, there are no Actions (including any investigation or proceeding by or before any Governmental Authority) pending or, to the knowledge of the Parent, threatened in writing against any Company Group Member, any seller of any Transferred Assets or SES or to which any of their respective assets, the Business or any Transferred Assets are subject questioning the legality of the transactions contemplated by any of the Transaction Documents.

18.          Properties and Leases; Assets

18.1          No Company Group Member owns any real property. None of the Transferred Assets are real property.

18.2          Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company Group Members (as applicable) hold all leased real property (i) under valid and enforceable leases with no exceptions (other than Permitted Liens) that would interfere with the use made or to be made thereof by them and (ii) no Company Group Member or, to the knowledge of the Parent, any other party thereto, is in default or breach (whether by lapse of time or notice or both) under any such lease.

18.3          The assets, properties, and rights owned, leased, licensed or otherwise held by the Company Group (including, for the avoidance of doubt, any Proprietary Rights) constitute all of the material assets, properties and rights necessary to operate the Business conducted as of the Signing Date and the Completion Date, other than services, assets and properties to be received by the Company Group or are expressly made available to the Company Group, in each case, pursuant to any Transaction Document.  As at Completion, there will be no material assets, properties or rights (including, for the avoidance of doubt, any Proprietary Rights) that are necessary for the conduct of such Business that are owned, leased or otherwise held by the Retained Group, other than services, assets and properties to be received by the Company Group or are expressly made available to the Company Group, in each case, pursuant to any Transaction

Document. This paragraph 18.3 shall not apply with respect to infringement, misappropriation or other violation of Proprietary Rights, which matters are addressed exclusively by paragraph 20.

19.          Insurance

All current property and liability insurance policies maintained by and covering any Company Group Member, the Business or Transferred Assets and all current insurance policies covering Aircraft for which one of the Company Group Members is the named insured are, in each case, in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any Company Group Member, and no Company Group Member is in default of any provision thereof, except, in each case, that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  All certificates of insurance for the insurance policies referred to in the preceding sentence have been made available to AerCap.

20.          Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (1) each Company Group Member owns or otherwise has a license or other valid right to use, all intellectual property rights, including all Trademarks, patents, inventions, trade secrets, know-how, software, works of authorship and copyrights therein (“Proprietary Rights”), that are used in the conduct of the Business, free and clear of any and all Encumbrances and any claims of ownership by current or former employees, contractors, designers or others, except for any Permitted Liens, and (2) to the knowledge of the Parent, no Company Group Member is infringing, diluting, misappropriating or violating, nor has any Company Group Member received within the last two years any written (or, to the knowledge of the Parent, oral) communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any other Person.  Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the knowledge of the Parent, no other Person is infringing, diluting, misappropriating or violating, nor has any Company Group Member sent any written communications since December 31, 2018 alleging that any Person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any Company Group Member.

21.          Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements

21.1          Aircraft

(a)          Exhibit 21.1(a)(i) of the Disclosure Letter lists each aircraft and aircraft engine owned by any Company Group Member as of the Aircraft Disclosure Date (including through any trustee or Economic Interest Titleholder thereof), and Exhibit 21.1(a)(ii) of the Disclosure Letter lists each Economic Interest Aircraft as of the Aircraft Disclosure Date, in each case including the manufacturer, model and the manufacturer’s serial number of such aircraft or aircraft engine (but excluding the manufacturer’s serial number of any aircraft engines associated with any rotary-wing aircraft) and, if applicable, the name of the Lessee thereof and identifies each such Aircraft or Engine which was on ground and/or not under the operational control of a Lessee as of the Aircraft Disclosure Date.  As of the Aircraft Disclosure Date, a Company Group Member is either (x) the sole legal and beneficial owner of each Aircraft (other than each Economic Interest Aircraft) and Engine or (y) the beneficial owner of each Aircraft (other than each Economic Interest Aircraft) and legal title to such Aircraft is held by a trustee.  As of the Aircraft Disclosure Date, a Company Group Member is the holder of a lessor’s interest in any Aircraft or Engine which are, as of such date, on lease to a Lessee, under the applicable Lease Documents; which Aircraft or Engine and which interest under those Lease Documents are, in each case, free and clear of all Encumbrances, other than Permitted Liens.  Each purchase or sale of an aircraft or aircraft engine by any Company Group Member after the Aircraft Disclosure Date until the Signing Date was (A) pursuant to a Letter of Intent or Contract, a true and complete copy of which has been made available to the AerCap Entities or (B) in compliance with clause 8.1 as if such clause was in effect as of the Aircraft Disclosure Date (provided that for purposes of subclause (B) of this paragraph 21.1(a) of Schedule 1A all references to “Signing Date” in clause 8.1 and Schedule 2A shall be deemed to be references to the “Aircraft Disclosure Date”).  In the case of any Engine, any warranty as to a Company Group Member having title to such Engine is subject to any transfer of title that may have occurred under or pursuant to any Lease of which the Parent does not have knowledge.

(b)          If the Lease of a rotary-wing Aircraft to a Lessee provides for the Company Group Member party thereto as lessor to receive the benefit of security over, or step-in rights in respect of, “power-by-the-hour” maintenance arrangements (“PBH Agreements”) entered into by the Lessee of such aircraft (or certain specific engines or parts thereof) with a manufacturer or other maintenance and repair organization (“PBH Step-In Rights”), then as of the Completion Date (a) to the extent the underlying Lease requires that the Lessee must deliver a copy (which may be redacted) or summary of such PBH Agreement, it shall have been made available to the AerCap Entities and (b) the agreements documenting such PBH Step-In Rights shall exist to the extent, and substantially in the structure, provided for in such Lease unless, in either case, the same has been temporarily waived in accordance with standard leasing company practice and except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

21.2          Lease Documents

(a)          Parent and Existing Shareholders have made available to the AerCap Entities, as of the Lease Disclosure Date, true and complete copies of each Lease Document (insofar as material).  As of the Lease Disclosure Date, there were no other material agreements between any Lessee and any Company Group Member concerning any Aircraft that is the subject of the Lease Documents that has not been made available to the AerCap Entities.  Each aircraft or aircraft engine lease or other agreements related thereto entered into by any Company Group Member after the Lease Disclosure Date through the Signing Date was entered into in compliance with clause 8.1 as if such clause was in effect as of the Lease Disclosure Date (provided that for purposes of this sentence of this paragraph 21.2(a) of Schedule 1A all references to “Signing Date” in clause 8.1 and Schedule 2A shall be deemed to be references to the “Lease Disclosure Date”).  Each Lease Document is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent as of the Lease Disclosure

Date each other party to such Lease Document, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each Lease Document is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Lease Disclosure Date, each other party to such Lease Document in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No Company Group Member or, to the knowledge of the Parent as of the Lease Disclosure Date, any other party to a Lease Document, (i) (a) is in material breach of any payment obligation of any Lease Document (including the relevant Lessee’s obligations therein with respect to payment of rentals) and, (b) to the knowledge of the Parent, as of the Lease Disclosure Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case of (a) and (b), except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect, or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  As of the Lease Disclosure Date, no Company Group Member has received any notice from a Lessee of its exercise of an existing option to purchase any Aircraft or Engine under the applicable Lease Documents.  To the knowledge of the Parent, as of the Lease Disclosure Date, no Company Group Member has received notice under any Lease of any Event of Loss (as such term or any comparable term thereto is defined in the Lease) with respect to a total loss of any airframe of any Aircraft.

(b)          The information set forth in paragraph 21.2(b) of Schedule 1A of the Disclosure Letter is true and correct in all material respects.

(c)          Paragraph 21.2(c) of Schedule 1A of the Disclosure Letter lists, as of the Lease Disclosure Date (i) all failures by Lessees to make any basic rental cash payment or, to the knowledge of the Parent based on the most recent utilization report received from each Lessee, any cash maintenance rent payment, in each case required under a Lease Document that remains unpaid after its respective due date, (ii) all notices of termination, in each case delivered by any Company Group Member to any Lessees in the last sixty (60) days (and not withdrawn), and (iii) all Aircraft which is subject to a Lease due to expire within twelve (12) months of the date hereof that is not subject to a lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current Lease.

21.3          Paragraph 21.3(A) of Schedule 1A of the Disclosure Letter contains a true and complete list, as of the Manufacturer Agreement Disclosure Date, of (x) each Manufacturer Agreement and (y) each Letter of Intent which contemplates the entry into a Manufacturer Agreement, and true and complete copies of each such Manufacturer Agreement and Letter of Intent have been made available to the AerCap Entities.  Each Manufacturer Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Manufacturer Agreement Disclosure Date, each other party to such Manufacturer Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each such Manufacturer Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Manufacturer Agreement Disclosure Date, each other party to such Manufacturer Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No Company Group Member or, to the knowledge of the Parent, as of the day prior to the Manufacturer Agreement Disclosure Date, any other party to a Manufacturer Agreement, (i) is in material default or material breach of a Manufacturer Agreement and, to the knowledge of the Parent, as of the Manufacturer Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  The Disclosure Letter sets forth, all purchase orders and other commitments made by each Company Group Member to purchase aircraft from original equipment manufacturers that are outstanding as of the Manufacturer Agreement Disclosure Date. The Disclosure Letter identifies whether any material Manufacturer Agreement contains (i) change of control, cross default or event of default provisions that would reasonably be expected to be triggered by the transactions contemplated by the Transaction Documents, (ii) covenants purporting to restrict materially the ability of any Company Group Member or its Affiliates or the Business to engage in any line of business in any geographical area or otherwise purporting to restrict their ability to sell or lease Aircraft or aircraft assets other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty or (iii) terms or conditions that permit the termination of such Manufacturer Agreement or the rescheduling of deliveries of aircraft thereunder based on the financial condition of the Business, other than terms or conditions relating to bankruptcy, insolvency and failure to pay as required thereunder.

21.4          The Disclosure Letter contain a true and complete list, as of the Aircraft Trading Agreement Disclosure Date, of (x) each Aircraft Trading Agreement and (y) each Letter of Intent which contemplates the entry into an Aircraft Trading Agreement, in each case, where the delivery of any aircraft thereunder has not yet occurred (and which has not been terminated or cancelled prior to the Aircraft Trading Agreement Disclosure Date).  True and complete copies of each such Aircraft Trading Agreement and Letter of Intent have been made available to the AerCap Entities.  Each Aircraft Trading Agreement entered into after the Aircraft Trading Agreement Disclosure Date until the Signing Date was entered into (a) pursuant to a Letter of Intent listed in the Disclosure Letter, a true and complete copy of which has been made available to the AerCap Entities, or (b) in compliance with clause 8.1 as if such clause was in effect as of the Aircraft Trading Agreement Disclosure Date (provided that for purposes of this paragraph 21.4 of Schedule 1A all references to “Signing Date” in subclause (b) of clause 8.1 and Schedule 2A shall be deemed to be references to the “Aircraft Trading Agreement Disclosure Date”).  Each Aircraft Trading Agreement is a valid and binding obligation of each Company Group Member that is party thereto and, to the knowledge of the Parent, each other party to such Aircraft Trading Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  Each such Aircraft Trading Agreement is enforceable against each Company Group Member that is party thereto and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, each other party to such Aircraft Trading Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.  No Company Group Member or, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, any other party to an Aircraft Trading Agreement, (i) is in material default or material breach of an Aircraft Trading Agreement and, to the knowledge of the Parent, as of the Aircraft Trading Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of the Parent, has provided notice of any intent to, cancel or terminate, except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

21.5          Paragraph 21.5 of Schedule 1A of the Disclosure Letter sets forth all letter agreements and other commitments made or entered into by each Company Group Member to purchase aircraft or aircraft engines (excluding aircraft engines to be installed on aircraft at the time of delivery by Manufacturers) from a Retained Group Member or CFMI that are outstanding as of the Manufacturer Agreement Disclosure Date.

22.          Employee Benefit Matters

22.1          The Disclosure Letter contains a true and complete list as of the date hereof of each material Company Benefit Plan and each material Parent Benefit Plan in which any Pre-Completion Company Employee participates.

22.2          The Existing Shareholders have made available to AerCap or the AerCap Entities prior to the Signing Date true, correct and complete copies, to the extent applicable, of each material Company Benefit Plan and each material Parent Benefit Plan in which any Pre-Completion Company Employee located in the United States or Ireland participates, and any other Company Benefit Plans or Parent Benefit Plan which could result in material liabilities to the Company Group, AerCap or the AerCap Entities, including under clauses 11.7 and 11.8; provided that, if a copy of such Benefit Plan is not reasonably accessible to any individual set forth on Schedule 4A, then the Existing Shareholders may provide a material summary of the terms of such Benefit Plan.  With respect to each material Company Benefit Plan in which any Pre-Completion Company Employee participates, the Existing Shareholders will make available to AerCap or the AerCap Entities prior to the Completion Date (A) the most recent plan document and any related trust documents and the most recent summary plan description; (B) the most recent financial statements; (C) the most recent IRS determination letter or request for such determination letter, as applicable; (D) any material associated administrative agreements; (E) insurance policies covering any such Company Benefit Plans; and (F) for the most recent plan year for which the deadline for filing such form has expired, the IRS Form 5500.  To the knowledge of the Parent, prior to the Signing Date, the Existing Shareholders have made available to AerCap or the AerCap Entities true and complete copies of each form of employment, deferred compensation or other similar agreement with any current or former director, officer or management employee of any Company Group Member or Existing Shareholder Business Employee as well as any such agreement the terms of which are materially different from such form; provided that, if providing any such form or agreement prior to the Signing Date would violate any provision of applicable Law, including after reasonable redactions have been made, or is not reasonably accessible to any individual set forth on Schedule 4A, then the Existing Shareholders shall instead provide such form or agreement as soon as practicable following the Signing Date, but no later than sixty (60) days following the Signing Date.  For purposes of clarity, Benefit Plans and employment agreements will not be deemed to be reasonably accessible to the individuals set forth in Schedule 4A, if such persons have not been able to locate them following a good faith careful review of their files.

22.3          Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect:

(a)          each Company Benefit Plan has been operated and administered (including with respect to any applicable funding and registration requirements in the case of any pension fund) in compliance with its terms and with applicable Law, including ERISA and the U.S. Tax Code;

(b)          no Company Group Member, has engaged in a transaction with respect to any Company Benefit Plan or any Parent Benefit Plan that, assuming the taxable period of such transaction expired on December 31, 2017 would reasonably be expected to subject any Company Group Member or any Company Benefit Plan to any Tax or penalty under applicable Law;

(c)          all contributions required to be made by any Company Group Member (as applicable) under the terms of any Company Benefit Plan or any Parent Benefit Plan have been timely made when due and are appropriately reflected in all respects in the Financial Statements; and

(d)          each Company Benefit Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favorable determination letter from the Internal Revenue Service (the “IRS”) and, to the knowledge of the Parent, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such Company Benefit Plan.

22.4          No Company Group Member has any obligations for, and no Pre-Completion Company Employee has any rights under any Parent Benefit Plan to receive any, retiree welfare benefits other than (A) benefits mandated by applicable Law or (B) coverage that continues during an applicable severance period.

22.5          No Company Benefit Plan is subject to Title I or Title IV of ERISA, and no Company Employee or Pre-Completion Company Employee participates in, or is eligible for, any Parent Benefit Plan that is subject to Title IV of ERISA or is a defined benefit pension plan that is reasonably expected to become a liability of the AerCap Entities.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Parent nor any of its ERISA Affiliates has incurred any liability under Title IV of ERISA or otherwise arising in connection with the termination of or complete or partial withdrawal from any plan covered or previously covered by Title IV of ERISA or that is or was a defined benefit pension plan that is or could become, after the Completion Date, an obligation of any Company Group Member.

22.6          There is no contract, plan or arrangement (written or otherwise) covering any Pre-Completion Company Employee that, individually or collectively, gives rise to the payment of any amount or the provision of any benefit as a result of the transactions contemplated hereby (whether alone or in combination with any other event) that would not be deductible pursuant to the terms of Section 280G or 162(m) of the U.S. Tax Code.

22.7          Except as required by applicable Law, no director, Pre-Completion Company Employee or Existing Shareholder Business Employee or individual or former director, employee or individual consultant of any Company Group Member will become entitled to any bonus, retirements, severance or similar benefit or enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby (whether alone or in combination with any other event).

22.8          Except as required by applicable Law, no Company Group Member is a party to or bound by any collective bargaining agreement and no Pre-Completion Company Employee or Existing Shareholder Business Employee is subject to any collective bargaining, works council or other similar agreement in respect of his or her employment with the Parent and its Subsidiaries.  There is no labor strike, labor dispute, or work stoppage or lockout pending or, to the knowledge of the Parent, threatened in writing against or affecting any Company Group Member.  To the knowledge of the Parent, (A) no union organization campaign is in progress with respect to any Pre-Completion Company Employee or Existing Shareholder Business Employee, (B) there is no material unfair labor practice charge, arbitration or complaint pending against any Company Group Member, and (C) except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, each Company Group Member is in compliance with all applicable Laws in respect of the Pre-Completion Company Employees or Existing Shareholder Business Employees, relating to the proper classification of employees as exempt or nonexempt from overtime pay requirements, the provision of required meal and rest breaks, the proper classification of individuals as contractors or employees, and the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

23.          Environmental Matters

23.1          Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)          no Company Group Member has owned, leased or otherwise operated, or has formerly owned, leased or otherwise operated, any property at which any substance listed, defined, designated, classified or regulated under any Laws relating to pollution or to the protection of human health (as it relates to exposure to toxic or hazardous substances or wastes), natural resources or the environment, including Laws relating to the use, treatment, disposal, storage, management, handling, manufacture, generation, processing, recycling, distribution, transport, release or threatened release of or exposure to toxic, hazardous, harmful or deleterious substances or wastes (collectively, “Environmental Laws”) as a waste, pollutant or contaminant or as hazardous, toxic, radioactive or dangerous, or any other term of similar import under any Environmental Law, including for the avoidance of doubt petroleum, petroleum distillates, products and by-products, asbestos and asbestos-containing materials, metals, volatile organic compounds, solvents and radon and other radioactive substances (“Hazardous Materials”) is present in a condition or under circumstances that would reasonably be expected to result in any liability or obligation of any Company Group Member or the Business or interfere in any respect with any of their operations;

(b)          no Company Group Member has released, or arranged for the storage, transportation, treatment or disposal of, any Hazardous Materials at any location in a manner or under circumstances that would reasonably be expected to result in any liability or obligation of any Company Group Member or the Business or to interfere in any respect with any of their operations; and

(c)          except as otherwise disclosed on paragraph 23.1(c) of Schedule 1A of the Disclosure Letter no Company Group Member has assumed or retained, by contract or operation of Law, any liability or obligation under any Environmental Law that would reasonably be expected to affect any Company Group Member or the Business.

23.2          The Parent has made available to the AerCap Entities copies of all material environmental reviews, site assessments, compliance audits, investigations and documents containing information concerning compliance with or liability under or potential business impacts of any Environmental Laws, which compliance, liability or impacts relate to any Company Group Member or the Business, to the extent such report or other document is in the Parent’s or the Existing Shareholders’ possession or control as of the Signing Date and prepared after December 31, 2018.

24.          The Accounts and Tax

To the Parent’s knowledge:

24.1          Each Company Group Member has timely filed all material federal Income Tax Returns and all other material Tax Returns required to be filed by it, subject to permitted extensions, and has timely paid all material Taxes due and payable by it on or prior to the Reference Balance Sheet Date (whether or not shown as due on such returns) or, where payment is not yet due, has made adequate provision for all such Taxes on the Financial Statements in accordance with GAAP.  All such Tax Returns are true, accurate and complete in all material respects.  “Tax” or “Taxes” means (A) any federal, state, local or foreign income, gross receipts, property, sales, use, VAT, license, excise, franchise, employment, payroll, withholding, alternative or add on minimum, ad valorem, transfer or excise tax, or any other tax, custom, duty, levy, impost or other like assessment or charge, together with any interest, charge or penalty with respect thereto, imposed by any Tax Authority and (B) any liability of a Person for the payment of any amount of the type described in clause (A) as a result of such Person being or having been before Completion a member of an affiliated, consolidated, combined, controlled or unitary group, or a party to any agreement or arrangement, as a result of which liability of such Person to a Tax Authority is determined or taken into account with reference to the activities of any other individual, corporation, partnership, limited liability company, association, trust or other entity or organization.

24.2          (A) The charges, accruals and reserves for Taxes with respect to each Company Group Member reflected on the books of such Company Group Member (including any provision for deferred Income Taxes reflecting either differences between the treatment of items for accounting and Income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period, or portion thereof, beginning on or after the Reference Balance Sheet Date, for which each Company Group Member ordinarily record items on their respective books; and (B) all information set forth in the Financial Statements (including the notes thereto) relating to material Tax matters is true, accurate and complete in all material respects.

24.3          (A) All material Income Tax Returns filed with respect to Tax years of each Company Group Member through the Tax year ended 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired; (B) no Company Group Member is delinquent in the payment of any material Income Tax due and payable by them (whether or not shown due on a Tax Return) or has requested any extension of time within which to file any material Income Tax Return and has not yet filed such Tax Return; (C) no Company Group Member has been granted any extension or waiver of the statute of limitations period applicable to any material Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (D) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any Company Group Member in respect of any material Tax; (E) there are no requests for rulings or determinations in respect of any material Tax pending between any Company Group Member and any Tax Authority; (F) no Company Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Completion Date, (ii) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or foreign Income Tax Law) executed on or prior to the Completion Date, (iii) installment sale made on or prior to the Completion Date or (iv) an election under Section 965(h) of the U.S. Tax Code; (G) there are no Tax Liens upon any of the assets or properties of any Company Group Member, other than Permitted Liens; (H) no written claim has been made by any Tax Authority in a jurisdiction where any Company Group Member does not file Tax Returns that any such Company Group Member is or may be subject to taxation by that jurisdiction; (I) no Company Group Member is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the past seven years; (J) neither of the Companies has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the U.S. Tax Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the U.S. Tax Code; (K) no Company Group Member has been either a “distributing corporation” or a “controlled corporation” in a distribution, within the five years preceding the Completion Date, in which the parties to such distribution treated the distribution as one to which Section 355 of the U.S. Tax Code is applicable; (L) each Company Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party for all periods under all applicable Laws; (M) no Company Group Member has since 2016 been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated, controlled or unitary basis for which the common parent is a Person other than a Retained Group Member; (N) no Company Group Member is a party to or bound by any Tax allocation or sharing Agreement, other than any Tax allocation or Tax sharing agreement with a Retained Group Member, or commercial agreements entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money or of any agreement relating to the purchase or sale of assets); (O) no Company Group Member is resident for Tax purposes or has a permanent establishment in any jurisdiction other than the one in which it is incorporated or otherwise organized or in which it has filed a Tax Return; (P) no Company Group Member has knowledge of any existing liability (either on a primary or secondary basis) in respect of any material withholding Taxes imposed on any payment under any Lease or Lease Document; and (Q) no Company Group Member has deferred or delayed any payment of Tax under measures relating to COVID-19.

25.          Operations

During the period from the Reference Balance Sheet Date through and including the Signing Date, the Business and the business of each Company Group Member has been conducted in the ordinary course and did not engage in any of the actions described in Schedule 2A; provided that for the purposes of this paragraph 25 all references to “Signing Date” in Schedule 2A shall be deemed to be references to the Reference Balance Sheet Date. For purposes of this paragraph 25, the Parent shall provide a supplement to paragraph 25 of Schedule 1A of the Disclosure Letter with respect to paragraph 18 of Schedule 2A within thirty (30) days of the Signing Date, which supplement shall be deemed to be incorporated in the Disclosure Letter.

26.          Data Privacy and Security

Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since January 1, 2018, (1) the Company Group and the Business has had in place a privacy policy (the “Privacy Policy”) and has acted in compliance with the Privacy Policy and with all applicable Laws regarding the collection, use, access, processing, disclosure and protection of personally identifiable information (“Personal Information”); (2) to the knowledge of the Parent, no person has gained unauthorized access to or made any unauthorized use of any Personal Information maintained by the Business; (3) the Business has had adequate security measures in place to protect Personal Information stored in their computer systems from unlawful use, access, processing or disclosure by any third party or any other use by a third party and to comply with all applicable Laws concerning the collection, use and protection of Personal Information; and (4) no Actions have been brought, are pending or, to the knowledge of the Parent, are threatened against the Company Group or the Business relating to the collection, use, access, processing or disclosure of Personal Information.

27.          Corruption; Sanctions; Export Controls; Money Laundering.

27.1          Within the past five (5) years, none of (i) the Company Group Members, (ii) any director, officer or employee of the Company Group Members (iii) to the Parent’s knowledge, any Associated Person in connection with the Business or SES or (iv) in connection with the Business, the Parent or any of its Subsidiaries has committed a material violation of the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010 or any other applicable anti-bribery or anticorruption Laws (collectively, the  “Anticorruption Laws”).

27.2          None of (i) the Existing Shareholders, (ii) the Company Group Members, (iii) any director, officer or employee of any Company Group Member or (iv) to the Parent’s knowledge, SES is a Person with whom dealings are prohibited under the economic or financial sanctions, or trade embargos imposed, administered or enforced from time to time by any Sanctions Authority (“Sanctions”), to the extent applicable, whether as a result of the specific designation of that Person, its ownership or control, the jurisdiction in which it is located, organized or resident, or otherwise.

27.3          Each Company Group Member, the Business and, to the Parent’s knowledge, SES is operating and, within the past five (5) years, has been operated in all material respects in compliance with applicable financial recordkeeping and reporting requirements, including those of the Currency and Foreign Transactions Reporting Act of 1970, the applicable anti-money laundering statutes of all jurisdictions where the Business is conducted, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any governmental or regulatory agency (collectively, the “Anti-Money Laundering Laws”).

27.4          To the Parent’s knowledge, no Action by or before any Governmental Authority and no internal investigation involving any Company Group Member, the Business or SES with respect to the Anti-Corruption Laws, Sanctions, the Anti-Money Laundering Laws or Export Control Laws is pending or threatened.

27.5          The Existing Shareholders, the Company Group Members, the Business and, to the Parent’s knowledge, SES have established, maintained and implemented policies, procedures and controls designed to promote compliance with the Anticorruption Laws, Sanctions, Anti-Money Laundering Laws and Export Control Laws.

27.6          Within the past five (5) years, no Company Group Member has, and neither the Business nor, to the Parent’s knowledge, SES has, (i) violated any applicable Sanctions in any material respect or (ii) exported, re-exported or retransferred any article, item, component, software, technology, service or technical data or taken any other act in material violation of any applicable Export Control Laws.

28.          No Registration of AerCap Notes

28.1          If AerCap Notes are issued at Completion, the Parent and the Existing Shareholders acknowledge that any such issuance of the AerCap Notes (including the issuance of any guarantees) will not be registered under the Securities Act, that any AerCap Notes will be issued to the Parent or its designated Affiliate in a transaction not involving any public offering within the meaning of the Securities Act and that such AerCap Notes cannot be offered, sold, pledged or otherwise transferred unless they are registered under the Securities Act or are transferred in a transaction exempt from, or not subject to, registration under the Securities Act.

28.2          The Parent and any designated Affiliate that acquires any AerCap Notes is a qualified institutional buyer within the meaning of Rule 144A under the Securities Act or an accredited investor within the meaning of Rule 501(a) under the Securities Act.

28.3          The Parent and any designated Affiliate that acquires any AerCap Notes will do so for its own account and for investment purposes only and not with a view to any distribution thereof within the meaning of the Securities Act.

29.          No Other Warranties

The Parent and the Existing Shareholders further acknowledge and agree that (i) the only representations, warranties, covenants and agreements made by AerCap, the AerCap Entities, any of their Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) except for the AerCap Warranties, none of AerCap, the AerCap Entities or their Affiliates or Representatives makes any representation or warranty of any kind oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to AerCap, the AerCap Entities, the AerCap Subsidiaries, the AerCap Business, the Transaction Documents or the transactions contemplated by this Agreement, including any representation or warranty relating to the financial condition, operations, assets or liabilities, the probable success or profitability of any of the foregoing entities.  Except for the AerCap Warranties, the Parent and the Existing Shareholders have not relied upon any other representations or warranties or any other information made or supplied by or on behalf of AerCap, the AerCap Entities or any of their Affiliates or Representatives, and the Parent and the Existing Shareholders acknowledge and agree that none of AerCap, the AerCap Entities, their Affiliates or their Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to the Parent or the Existing Shareholders or their respective Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to the Parent and the Existing Shareholders by any Representative of AerCap, the AerCap Entities or any of their Affiliates), and the Parent and the Existing Shareholders acknowledge, agree with and affirm the statements made in this paragraph 29.

Schedule 1B

AerCap Warranties

1.          Organization, Authority and Enforceability

1.1          AerCap is validly existing and is a company duly incorporated under the Laws of the Netherlands; U.S. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware; and the Ireland Subscriber is validly existing and is a private company limited by shares duly incorporated under the Laws of Ireland.

1.2          Each AerCap Group Member is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted.  Each AerCap Group Member is duly qualified as a foreign corporation or other organization to do business, and is in good standing (where such concept is legally recognized in the applicable jurisdiction), in each jurisdiction where the character of its owned, operated or leased properties or the nature of its activities makes such qualification and good standing necessary, except for failures to so qualify or be in good standing that, individually or in the aggregate, would not have a AerCap Material Adverse Effect.

1.3          AerCap has made available to the Parent prior to the Signing Date true and complete copies of the articles of association or similar constitutional documents of AerCap and each AerCap Material Subsidiary.

1.4          Each of AerCap and the AerCap Entities has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, each of the Transaction Documents to which it is a party.

1.5          This Agreement has been duly executed and delivered by AerCap and the AerCap Entities.

1.6          Assuming due authorization, execution and delivery by the other parties hereto, each of the Transaction Documents to which AerCap or any AerCap Entity (as applicable) is a party constitutes, or upon execution and delivery thereof, will constitute, the legal, valid and binding obligation of AerCap or such AerCap Entity (as applicable), enforceable against AerCap or such AerCap Entity (as applicable) in accordance with its terms, subject to the Bankruptcy Exceptions.

1.7          The execution, delivery and performance by each of AerCap and the AerCap Entities of this Agreement and the other Transaction Documents to which it is a party, and the consummation by AerCap and the AerCap Entities (as applicable) of the transactions contemplated hereunder and thereunder, have been duly authorized by all necessary corporate and shareholder action on the part of AerCap and the AerCap Entities, subject to the receipt of the AerCap Shareholder Approval, and no further approval or authorization shall be required on the part of AerCap or the AerCap Entities.

1.8          Paragraph 1.8 of Schedule 1B of the Disclosure Letter contains a correct and complete list of each AerCap Minority Interest Entity, including as of the date hereof, the form of entity and jurisdiction of organization.  To AerCap’s knowledge, none of the AerCap Minority Interests were issued in violation of any Contract or any preemptive or similar rights of any Person.  All of the AerCap Minority Interests are owned, directly or indirectly, of record and beneficially by a AerCap Group Member, free and clear of all Encumbrances, other than restrictions on transfer under applicable securities Laws or the organizational documents of the relevant AerCap Minority Interest Entity.

2.          Capitalization

2.1          The AerCap Disclosure Letter sets forth, as of the Signing Date, a true, correct and complete list of (i) the authorized capital of AerCap and each AerCap Material Subsidiary, (ii) the number of shares (or other applicable units) of each class or series of capital stock of AerCap and each AerCap Material Subsidiary that are issued and outstanding, together with the name of each holder thereof and the percentage of the aggregate equity or voting interests that are issued and outstanding and owned by each such holder and (iii) the jurisdiction of organization of each AerCap Material Subsidiary.

2.2          All the outstanding shares (or other applicable units) or ownership interests of AerCap and each other AerCap Group Member have been, and the Stock Consideration will be, duly authorized and validly issued, are, and in the case of the Stock Consideration, will be, fully paid and non-assessable and were not, and in the case of the Stock Consideration, will not be, issued in violation of any pre-emption or subscription rights.  All shares of each AerCap Material Subsidiary are owned, directly or indirectly, of record and beneficially by AerCap, free and clear of all Encumbrances.

2.3          There are no options, calls, warrants or convertible or exchangeable securities, or conversion, pre-emption, subscription, registration or other rights, or agreements, arrangements or commitments (other than AerCap Permitted Liens over the shares or ownership interests of any AerCap Group Member), in any such case, obligating or which may obligate any AerCap Group Member to issue, sell, purchase, register, return or redeem, or otherwise dispose of, transfer or acquire, any respective shares (or other applicable units) or ownership interests convertible into or exchangeable for any of their respective shares (or other applicable units).  There are no capital appreciation rights, phantom share plans, securities with participation rights or features, or similar obligations and commitments of any other AerCap Group Member. There are no bonds, debentures, notes or other Indebtedness issued by any AerCap Group Member which have the right to vote (or which are convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of any shares (or other applicable units) or ownership interests by stock ownership or otherwise in such AerCap Group Member are entitled to vote.

2.4          Except for the Transaction Documents and restrictions imposed by applicable Laws or any Governmental Authority or except for trusts holding title to AerCap Aircraft or Engines, there are no voting trusts, shareholder agreements, proxies or other rights or agreements to which any AerCap Group Member is a party in effect with respect to the voting, transfer or dividend rights of the AerCap Ordinary Shares or (other than AerCap Permitted Liens)

of the shares (or other applicable units) or ownership interests of any AerCap Group Member. AerCap has not agreed, and is not under current or prospective obligation (contingent or otherwise), to form or participate in or make any capital contribution to or future investment in, or guarantee any obligations of any Person).

2.5          As of the Signing Date, there are no entities in which AerCap directly or indirectly owns or controls any voting power or otherwise owns any equity interests, other than AerCap Subsidiaries and other than positions taken in connection with ordinary course cash management activities.

3.          Ownership and Transfer of Shares

AerCap has the power and authority to issue and deliver the Stock Consideration as provided in this Agreement, and such delivery will convey to the Existing U.S. Shareholder (and, if necessary, to the Existing Ireland Shareholder 2, the sellers of the Transferred Assets and Ireland Company 1) good and valid title to the Stock Consideration, free and clear of all Encumbrances and any other limitation or restriction, other than restrictions on transfer imposed by applicable Law.

4.          No Conflicts

Provided the Governmental Approvals identified in Schedule 5 have been made or obtained and the AerCap Shareholder Approval has been obtained, the execution and delivery by each of AerCap and the AerCap Entities (as applicable) of the Transaction Documents to which it is a party, the performance by each of AerCap and the AerCap Entities (as applicable) of its obligations under the Transaction Documents to which it is a party and the consummation by each of AerCap and the AerCap Entities (as applicable) of the transactions contemplated by the Transaction Documents to which it is a party do not and will not: (i) violate or result in the breach of any provision of the organizational documents of AerCap, the AerCap Entities or any AerCap Group Member; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, AerCap, the AerCap Entities or any AerCap Group Member (except, in the case of Governmental Approvals, for the Governmental Approvals identified in Schedule 5 and notices, filings, exemptions or reviews, or Consents the failure of which to make or obtain that would not, individually or in the aggregate, reasonably be expected to give rise to a material liability or to criminal liability); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any Consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, or result in the creation of any Encumbrance (other than AerCap Permitted Liens) on any of the assets or properties of any AerCap Group Member pursuant to, any AerCap Material Contract to which AerCap, the AerCap Entities or any AerCap Group Member is a party or by which any of them or any of their respective properties, assets or businesses is bound or subject, except, in the case of clause (ii) and clause (iii), for any such conflicts, violations, breaches, defaults, consents, terminations, accelerations, cancellations, losses, rights or creations that, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect..

5.          Financial Statements

The audited consolidated financial statements of AerCap as of and for the years ended December 31, 2018 and December 31, 2019 and December 31, 2020, and the notes thereto (the “AerCap Financial Statements”) (i) have been prepared in accordance with (a) all applicable Laws and financial regulations of the relevant jurisdiction(s) in force at the time of their preparation and (b) GAAP, which has been consistently applied throughout the periods indicated therein, except as otherwise disclosed in the AerCap Financial Statements; and (ii) present fairly, in all material respects, the consolidated financial position of AerCap as of the end of such financial periods and the consolidated results of operations and cash flows of AerCap for each of the periods then ended.

6.          Absence of Certain Changes

6.1          Since the Reference Balance Sheet Date through the Signing Date, other than as disclosed in the AerCap Reports of any AerCap Group Member filed or furnished to the SEC since the Reference Balance Sheet Date through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), there has been no event, change, occurrence or development or state of facts which, individually or in the aggregate, has had, or would reasonably be expected to have, a AerCap Material Adverse Effect.

6.2          Since the Reference Balance Sheet Date through the Signing Date, other than as disclosed in the AerCap Reports of any AerCap Group Member filed or furnished to the SEC since the Reference Balance Sheet Date through the Signing Date (excluding, in each case, any risk factor disclosures and other forward-looking statements), each AerCap Group Member has conducted its business in such a manner that AerCap’s and the AerCap Entities’ obligations under clause 8.4 would have been complied with as if this Agreement were in effect from the Reference Balance Sheet Date.

7.          No Undisclosed Liabilities

No AerCap Group Member has any liabilities or obligations of any nature (whether due or to become due, and whether known or unknown) which are not properly disclosed or reserved against in the AerCap Financial Statements to the extent required to be so disclosed or so reserved against therein in accordance with GAAP, except for (A) liabilities that have arisen since the Reference Balance Sheet Date in the ordinary and usual course of business and consistent with past practice and (B) liabilities that, individually or in the aggregate, have not had and would not reasonably be expected to have a AerCap Material Adverse Effect.

8.          Internal Control of Financial Reporting

The AerCap Group has devised and maintains systems of internal accounting and disclosure control procedures with respect to its businesses sufficient to provide reasonable assurances that: (a) material information relating to AerCap, including its consolidated Subsidiaries, is made known to senior management of AerCap by others within those entities and (b) the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  There are no significant deficiencies or material weaknesses in the design or the operation of the internal controls over financial reporting (as such term is defined in Rule 13a-15(f) under the Securities Exchange Act) of any of the AerCap Group Members which would reasonably be expected to adversely affect in any material respect the ability of the AerCap Group, taken as a whole, to record, process, summarize and report financial data and there is no, and there has not been any instances of, fraud that involves or involved management or other employees who have or had a significant role in such internal controls.

9.          Stock Lending

No AerCap Group Member is a party to any stock lending or similar agreements or similar arrangements or has any obligations or liabilities (whether or not contingent) under or in connection with any such agreements or arrangements.  No AerCap Group Member has any obligations or liabilities (whether or not contingent) under or in connection with any stock lending agreements or arrangements which are no longer outstanding but under which obligations or liabilities (whether or not contingent) exist or may arise.

10.          Indebtedness

The AerCap Reports together with paragraph 10 of Schedule 1B of the AerCap Disclosure Letter describe all Indebtedness for borrowed money of each AerCap Group Member as of the Signing Date that has in excess of US$50 million outstanding.

11.          Brokers and Finders

No broker, finder or investment banker is entitled to any financial advisory, brokerage, finder’s or other fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of AerCap, the AerCap Entities, any AerCap Group Member or any of their respective Affiliates.

12.          Material Contracts

The AerCap Disclosure Letter contains a true and complete list of all AerCap Material Contracts as of the Signing Date, true and complete copies of which have been made available to the Parent.  Each AerCap Material Contract is a valid and binding obligation of each of the AerCap Group Member(s) (as applicable) that is party thereto and, to the knowledge of AerCap, each other party to such AerCap Material Contract, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  Each such AerCap Material Contract is enforceable against the AerCap Group Member(s) that is party thereto and, to the knowledge of AerCap, and, to the knowledge of AerCap without inquiry of each such other party, each other party to such AerCap Material Contract in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  No AerCap Group Member or, to the knowledge of AerCap, any other party to an AerCap Material Contract, is in material default or material breach of an AerCap Material Contract and, to the knowledge of AerCap, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.

13.          Affiliates

No transactions or Contracts or a series of related transactions, Contracts or understandings exist between, among or involving any AerCap Group Member, on the one hand, and any current or former director, officer or employee of such AerCap Group Member in respect of any loans to such director, officer or employee or similar obligations.

14.          Compliance with Laws

Each AerCap Group Member has all material Permits, and has made all material filings, applications and registrations with, Governmental Authorities, that are required in order to permit it to own or lease its properties and assets and to carry on its business as presently conducted (the “AerCap Permits”), including all material Permits that are required to be obtained from any Governmental Authority in connection with the operation, ownership or transaction of an aircraft leasing business.  To the knowledge of AerCap, all AerCap Permits are valid and in full force and effect.  To the knowledge of AerCap, no AerCap Group Member is in default under or the subject of a proceeding for suspension or revocation of, and, to the knowledge of AerCap, no condition exists that with notice or lapse of time or both would constitute a default under, or basis for suspension or revocation of, any AerCap Permit.  Each AerCap Group Member has complied in all respects and is not in default or violation of, and no AerCap Group Member is, to the knowledge of AerCap, under investigation with respect to or has been threatened to be charged with or given notice of any violation of, any applicable Law, other than such noncompliance, defaults or violations that would not, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect.  Except for statutory or regulatory restrictions of general application or applicable to aircraft leasing companies generally, no Governmental Authority has placed any material restriction (other than AerCap Permitted Liens) on the business or properties of any AerCap Group Member that would, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect.  This paragraph 14 shall not apply with respect to Taxes.

15.          Reports

Since March 2, 2021, each AerCap Group Member has timely filed (subject to any permitted extension) all material reports, forms, certifications, registrations, documents, filings, statements and submissions, together with any exhibits, amendments and supplements thereto, that it was required to file with any Governmental Authority (the foregoing, collectively, the “AerCap Reports”) and has paid all material fees and assessments due and payable in connection therewith.  As of their respective dates of filing, (i) each of the AerCap Reports filed with the SEC and, to the knowledge of AerCap, each other AerCap Report complied in all material respects with all statutes and applicable rules and regulations of the applicable Governmental Authorities, (ii) each of the AerCap Reports filed with the SEC did not contain any untrue statement of material fact or omit to state any material fact required to be stated or incorporated by reference therein or necessary to make the statements therein in light of the circumstances under which they were made, not misleading, and (iii) to the knowledge of AerCap each of the other AerCap Reports was complete and accurate in all material respects.  This paragraph 15 shall not apply with respect to Tax Returns.

16.          Litigation and Other Proceedings

As of the Signing Date, there are no Actions (including any proceeding or, to the knowledge of AerCap, any investigation by or before any Governmental Authority) pending or, to the knowledge of AerCap, threatened in writing against any AerCap Group Member or to which any of their respective assets are subject which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a AerCap Material Adverse Effect.  No AerCap Group Member is subject to, and none of its assets, properties or businesses is bound by, any Order in a AerCap Material Jurisdiction and, to the knowledge of AerCap, in any jurisdiction (other than a AerCap Material Jurisdiction), in each case which would reasonably be expected to result in Losses in excess of US$50 million or any permanent injunction or other form of equitable relief which would or would reasonably be expected to have a AerCap Material Adverse Effect.  As of the Signing Date, there are no Actions (including any investigation or proceeding by or before any Governmental Authority) pending or, to the knowledge of AerCap, threatened in writing against any AerCap Group Member or to which any of their respective assets are subject questioning the legality of the transactions contemplated by any of the Transaction Documents.

17.          Properties and Leases

17.1          No AerCap Group Member owns any real property.

17.2          Except as would not, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect, the AerCap Group Members (as applicable) hold all leased real property (i) under valid and enforceable leases with no exceptions (other than AerCap Permitted Liens) that would interfere with the use made or to be made thereof by them and (ii) no AerCap Group Member or, to the knowledge of AerCap, any other party thereto, is in default or breach (whether by lapse of time or notice or both) under any such lease.

18.          Insurance

All current property and liability insurance policies maintained by and covering any AerCap Group Member and all current insurance policies covering Aircraft for which a AerCap Group Member is the named insured are, in each case, in full force and effect (and all premiums due and payable thereon have been paid in full on a timely basis), and no written notice of cancellation, termination or revocation or other written notice that any such insurance policy is no longer in full force or effect or that the issuer of any such insurance policy is not willing or able to perform its obligations thereunder has been received by any AerCap Group Member, and no AerCap Group Member is in default of any provision thereof, except, in each case, that, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  All certificates of insurance for the insurance policies referred to in the preceding sentence have been made available to the Parent.

19.          Intellectual Property

Except as would not, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect, (1) each AerCap Group Member owns or otherwise has a license or other valid right to use, all Proprietary Rights that are used in the conduct of their existing businesses and all rights relating to the plans, design and specifications of any of its facilities free and clear of any and all Encumbrances and any claims of ownership by current or former employees, contractors, designers or others except for any AerCap Permitted Liens and (2) to the knowledge of AerCap, no AerCap Group Member is infringing, diluting, misappropriating or violating, nor has any AerCap Group Member received within the last two years any written (or, to the knowledge of AerCap, oral) communications alleging that any of them has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any other Person.  Except as would not, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect, to the knowledge of AerCap, no other Person is infringing, diluting, misappropriating or violating, nor has any AerCap Group Member sent any written communications since December 31, 2018 alleging that any Person has infringed, diluted, misappropriated or violated, any of the Proprietary Rights owned by any AerCap Group Member.

20.          Aircraft, Lease Documents, Manufacturer Agreements and Aircraft Trading Agreements

20.1          Exhibit 20.1 of the AerCap Disclosure Letter lists each aircraft and aircraft engine owned by any AerCap Group Member as of the Aircraft Disclosure Date, including the manufacturer, model and the manufacturer’s serial number of such aircraft or aircraft engine (but excluding the manufacturer’s serial number of any aircraft engines associated with any rotary-wing aircraft) and, if applicable, the name of the AerCap Lessee thereof and identifies each such AerCap Aircraft or AerCap Engine which was on ground and/or not under the operational control of an AerCap Lessee as of the Aircraft Disclosure Date.  As of the Aircraft Disclosure Date, a AerCap Group Member is either (x) the sole legal and beneficial owner of each AerCap Aircraft and AerCap Engine or (y) the beneficial owner of each AerCap Aircraft and legal title to such AerCap Aircraft is held by a trustee.  As of the Aircraft Disclosure Date, a AerCap Group Member is the holder of a lessor’s interest in any AerCap Aircraft or AerCap Engine which are, as of such date, on lease to an AerCap Lessee, under the applicable AerCap Lease Documents; which AerCap Aircraft or AerCap Engine and which interest under those AerCap Lease Documents are, in each case, free and clear of all Encumbrances, other than AerCap Permitted Liens.  Each purchase or sale of an aircraft or aircraft engine by any AerCap Group Member after the Aircraft Disclosure Date until the Signing Date was (a) pursuant to a Letter of Intent or Contract, a true and complete copy of which has been made available to the Parent, or (b) in compliance with clause 8.4 as if such clause was in effect as of the Aircraft Disclosure Date (provided that for purposes of subclause (b) of this paragraph 20.1 of Schedule 1B all references to “Signing Date” in clause 8.4 shall be deemed to be references to the “Aircraft Disclosure Date”).  In the case of any Engine, any warranty as to a AerCap Group Member having title to such Engine is subject to any transfer of title that may have occurred under or pursuant to any Lease of which the AerCap Entities do not have knowledge.

20.2          Lease Documents

(a)          The AerCap Entities have made available to Existing Shareholders and the Parent, as of the Lease Disclosure Date true and complete copies of each Lease Document (insofar as material).  As of the Lease Disclosure Date, there were no other material agreements between any AerCap Lessee and any AerCap Group Member concerning any AerCap Aircraft that is the subject of the AerCap Lease Documents that has not been made available to the Parent.  Each aircraft or aircraft engine lease or other agreements related thereto entered into by any AerCap Group Member after the Lease Disclosure Date through the Signing Date was entered into in compliance with clause 8.4 as if such clause was in effect as of the Lease Disclosure Date (provided that for purposes of this sentence of this paragraph 20.2 of Schedule 1B all references to “Signing Date” in clause 8.4 shall be deemed to be references to the “Lease Disclosure Date”).  Each AerCap Lease Document is a valid and binding obligation of each AerCap Group Member that is party thereto and, to the knowledge of AerCap as of the Lease Disclosure Date each other party to such AerCap Lease Document, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  Each AerCap Lease Document is enforceable against each AerCap Group Member that is party thereto and, to the knowledge of AerCap, as of the Lease Disclosure Date, each other party to such AerCap Lease Document in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  No AerCap Group Member or, to the knowledge of AerCap as of the Lease Disclosure Date, any other party to an AerCap Lease Document, (i) (a) is in material breach of any payment obligation of any AerCap Lease Document (including the relevant AerCap Lessee’s obligations therein with respect to payment of rentals) and, (b) to the knowledge of AerCap, as of the Lease Disclosure Date, there does not exist any event, condition or omission that would constitute such a default or breach (whether by lapse of time or notice or both), in each case of (a) and (b), except as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect, or (ii) has the right (which is exercisable) to, or, to the knowledge of the AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  As of the Lease Disclosure Date, no AerCap Group Member has received any notice from an AerCap Lessee of its exercise of an existing option to purchase any AerCap Aircraft or AerCap Engine under the applicable AerCap Lease Documents.  To the knowledge of AerCap, as of the Lease Disclosure Date, no AerCap Group Member has received notice under any AerCap Lease of any Event of Loss (as such term or any comparable term thereto is defined in the AerCap Lease) with respect to a total loss of any airframe of any AerCap Aircraft.

(b)          The information set forth in paragraph 20.2(b) of Schedule 1B of the AerCap Disclosure Letter is true and correct in all material respects.

(c)          Paragraph 20.2(c) of Schedule 1B of the AerCap Disclosure Letter lists, as of the date set forth therein, which date will be no earlier than the Lease Disclosure Date (i) all failures by AerCap Lessees to make any basic rental cash payment or, to the knowledge of the Parent based on the most recent utilization report received from each Lessee, any cash maintenance rent payment, in each case required under an AerCap Lease Document that remains unpaid after its respective due date, (ii) all notices of termination, in each case delivered by any AerCap Group Member to any AerCap Lessees in the last sixty (60) days (and not withdrawn), and (iii) all AerCap Aircraft which is subject to an AerCap Lease due to expire within twelve (12) months of the date hereof that is not subject to a lease that is scheduled to commence within the same month as, or the month immediately following, the expiration of the current AerCap Lease.

20.3          Paragraph 20.3 of Schedule 1B of the AerCap Disclosure Letter contains a true and complete list, as of the Manufacturer Agreement Disclosure Date, of (x) each AerCap

Manufacturer Agreement and (y) each Letter of Intent which contemplates the entry into an AerCap Manufacturer Agreement and true and complete copies of each such AerCap Manufacturer Agreement and Letter of Intent have been made available to the Parent and the Existing Shareholders.  Each AerCap Manufacturer Agreement is a valid and binding obligation of each AerCap Group Member that is party thereto and, to the knowledge of AerCap, as of Manufacturer Agreement Disclosure Date, each other party to such AerCap Manufacturer Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  Each such AerCap Manufacturer Agreement is enforceable against each AerCap Group Member that is party thereto and, to the knowledge of AerCap, as of the Manufacturer Agreement Disclosure Date, each other party to such AerCap Manufacturer Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  No AerCap Group Member or, to the knowledge of AerCap, as of the day prior to the Manufacturer Agreement Disclosure Date, any other party to an AerCap Manufacturer Agreement, (i) is in material default or material breach of an AerCap Manufacturer Agreement and, to the knowledge of AerCap, as of the Manufacturer Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  The AerCap Reports and the AerCap Disclosure Letter set forth all purchase orders and other commitments made by each AerCap Group Member to purchase aircraft from original equipment manufacturers that are outstanding as of the Manufacturer Agreement Disclosure Date.  The AerCap Reports and the AerCap Disclosure Letter identify whether any material AerCap Manufacturer Agreement contains (i) change of control, cross default or event of default provisions that would reasonably be expected to be triggered by the transactions contemplated by the Transaction Documents, (ii) covenants purporting to restrict materially the ability of any AerCap Group Member or its Affiliates to engage in any line of business in any geographical area or otherwise purporting to restrict their ability to sell or lease AerCap Aircraft or aircraft assets other than as required by applicable Law or pursuant to legal compliance policies of the relevant counterparty or (iii) terms or conditions that permit the termination of such AerCap Manufacturer Agreement or the rescheduling of deliveries of aircraft thereunder based on the financial condition of the AerCap Group, other than terms or conditions relating to bankruptcy, insolvency and failure to pay as required thereunder.

20.4          The AerCap Form 20-F and the AerCap Disclosure Letter contain a true and complete list of (x) each AerCap Aircraft Trading Agreement and (y) each Letter of Intent which contemplates the entry into an AerCap Aircraft Trading Agreement, in each case, where the delivery of any aircraft thereunder has not yet occurred (and which has not been terminated or cancelled prior to the Aircraft Trading Agreement Disclosure Date).  True and complete copies of each such AerCap Aircraft Trading Agreement and Letter of Intent have been made available to the Parent.  Each AerCap Aircraft Trading Agreement entered into after the Aircraft Trading Agreement Disclosure Date through the Signing Date was entered into (a) pursuant to a Letter of Intent listed in the AerCap Disclosure Letter, a true and complete copy of which has been made available to the Parent, or (b) in compliance with clause 8.4 as if such clause was in effect as of the Aircraft Trading Agreement Disclosure Date (provided that for purposes of subclause (b) of this paragraph 20.4 of Schedule 1B all references to “Signing Date” in clause 8.4 shall be deemed to be references to the “Aircraft Trading Agreement Disclosure Date”).  Each AerCap Aircraft Trading Agreement is a valid and binding obligation of each AerCap Group Member that is party thereto and, to the knowledge of AerCap, each other party to such AerCap Aircraft Trading Agreement, except for such failures to be valid and binding as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  Each such AerCap Aircraft Trading Agreement is enforceable against each AerCap Group Member that is party thereto and, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, each other party to such AerCap Aircraft Trading Agreement in accordance with its terms (subject in each case to the Bankruptcy Exceptions), except for such failures to be enforceable as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.  No AerCap Group Member or, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, any other party to an AerCap Aircraft Trading Agreement, (i) is in material default or material breach of an AerCap Aircraft Trading Agreement and, to the knowledge of AerCap, as of the Aircraft Trading Agreement Disclosure Date, there does not exist any event, condition or omission that would constitute such a material default or material breach (whether by lapse of time or notice or both), in each case, except as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect or (ii) has the right (which is exercisable) to, or, to the knowledge of AerCap, has provided notice of any intent to, cancel or terminate except for such cancelations or terminations as, individually or in the aggregate, would not reasonably be expected to have a AerCap Material Adverse Effect.

21.          Employee Benefit Matters

21.1          The AerCap Disclosure Letter contains a true and complete list as of the date hereof of each material AerCap Benefit Plan.  The AerCap Entities have made available to the Existing Shareholders prior to the Signing Date true, correct and complete copies, to the extent applicable, of each material AerCap Benefit Plan.  With respect to each material AerCap Benefit Plan, prior to the Completion Date, the AerCap Entities will make available true, correct and complete copies, to the extent applicable, of (A) the most recent plan document and any related trust documents and the most recent summary plan description; and (B) the most recent financial statements.  To the Knowledge of the individuals set forth in Schedule 4B, prior to the Signing Date, the AerCap Entities have made available substantially similar form agreements for each form of employment, deferred compensation or other similar agreement with any current or former director of any AerCap Group Member or member of the AerCap Group Executive Committee, as well as any such agreement the terms of which are materially different from such form; provided that, if providing any such form or agreement prior to the Signing Date would violate any provision of applicable Law, including after reasonable redactions have been made, or is not reasonably accessible to any individual set forth on Schedule 4B, then the AerCap Entities shall instead provide such form or agreement as soon as practicable following the Signing Date, but no later than sixty (60) days following the Signing Date.  For purposes of clarity, AerCap Benefit Plans and employment agreements will not be deemed to be reasonably accessible to the individuals set forth in Schedule 4B, if such persons have not been able to locate them following a good faith careful review of their files.

21.2          Except as would not reasonably be expected to have, either individually or in the aggregate, a AerCap Material Adverse Effect:

(a)          each AerCap Benefit Plan has been operated and administered (including with respect to any applicable funding and registration requirements in the case of any pension fund) in compliance with its terms and with applicable Law, including ERISA and the U.S. Tax Code;

(b)          no AerCap Group Member, has engaged in a transaction with respect to any AerCap Benefit Plan that, assuming the taxable period of such transaction expired on December 31, 2017 would reasonably be expected to subject any AerCap Group Member or any AerCap Benefit Plan to any Tax or penalty under applicable Law;

(c)          all contributions required to be made by any AerCap Group Member (as applicable) under the terms of any AerCap Benefit Plan have been timely made when due and are appropriately reflected in all respects in the AerCap Financial Statements; and

(d)          each AerCap Benefit Plan that is intended to be qualified under Section 401(a) of the U.S. Tax Code has received a favorable determination letter from the IRS and, to the knowledge of AerCap, there are no facts or circumstances that would be reasonably likely to adversely affect the qualified status of any such AerCap Benefit Plan.

21.3          No AerCap Group Member has any obligations for retiree welfare benefits other than (A) benefits mandated by applicable Law or (B) coverage that continues during an applicable severance period.

21.4          No AerCap Benefit Plan is subject to Title I or Title IV of ERISA.  Except as would not reasonably be expected to have, individually or in the aggregate, a AerCap Material Adverse Effect, neither AerCap nor any of its AerCap ERISA Affiliates has incurred any liability under Title IV of ERISA or otherwise arising in connection with the termination of or complete or partial withdrawal from any plan covered or previously covered by Title IV of ERISA or that is or was a defined benefit pension plan that is or could become, after the Completion Date, an obligation of any AerCap Group Member.

21.5          Except as required by applicable Law, no director, AerCap Employee or individual or former director, employee or individual consultant of any AerCap Group Member will become entitled to any bonus, retirements, severance or similar benefit or enhanced benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby (whether alone or in combination with any other event).

21.6          Except as required by applicable Law, no AerCap Group Member is a party to or bound by any collective bargaining agreement.  There is no labor strike, labor dispute, or work stoppage or lockout pending or, to the knowledge of AerCap, threatened in writing against or affecting any AerCap Group Member.  To the knowledge of AerCap, (A) no union organization campaign is in progress with respect to any AerCap Employees, (B) there is no material unfair labor practice charge, arbitration or complaint pending against any AerCap Group Member, and (C) except as would not reasonably be expected to have, individually or in the aggregate, a AerCap Material Adverse Effect, each AerCap Group Member is in compliance with all applicable Laws relating to the proper classification of employees as exempt or nonexempt from overtime pay requirements, the provision of required meal and rest breaks, the proper classification of individuals as contractors or employees, and the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local plant closing or mass layoff statute, rule or regulation.

22.          Environmental Matters

22.1          Except as would not reasonably be expected to have, individually or in the aggregate, a AerCap Material Adverse Effect:

(a)          no AerCap Group Member has owned, leased or otherwise operated, or has formerly owned, leased or otherwise operated, any property at which any substance listed, defined, designated, classified or regulated under any Environmental Laws as Hazardous Materials is present in a condition or under circumstances that would reasonably be expected to result in any liability or obligation of any AerCap Group Member or interfere in any respect with any of their operations;

(b)          no AerCap Group Member has released, or arranged for the storage, transportation, treatment or disposal of, any Hazardous Materials at any location in a manner or under circumstances that would reasonably be expected to result in any liability or obligation of any AerCap Group Member or to interfere in any respect with any of their operations; and

(c)          except as otherwise disclosed on paragraph 22.1(c) of Schedule 1B of the Disclosure Letter, no AerCap Group Member has assumed or retained, by contract or operation of Law, any liability or obligation under any Environmental Law that would reasonably be expected to affect any AerCap Group Member.

22.2          AerCap has made available to the Parent copies of all material environmental reviews, site assessments, compliance audits, investigations and documents containing information concerning compliance with or liability under or potential business impacts of any Environmental Laws, which compliance, liability or impacts relate to any AerCap Group Member or its business, to the extent such report or other document is in AerCap’s or the AerCap Entities’ possession or control as of the Signing Date and prepared after December 31, 2018.

23.          The Accounts and Tax

To AerCap’s knowledge:

23.1          Each AerCap Group Member has timely filed all material Tax Returns required to be filed by it, subject to permitted extensions, and has timely paid all material Taxes due and payable by it (whether or not shown as due on such returns) or, where payment is not yet due, has made adequate provision for all Taxes on the Financial Statements in accordance with GAAP.  All such Tax Returns are true, accurate and complete in all material respects.

23.2          (A) The charges, accruals and reserves for Taxes with respect to each AerCap Group Member reflected on the books of such AerCap Group Member (including any provision for deferred Income Taxes reflecting either differences between the treatment of items for accounting and Income Tax purposes or carryforwards) are adequate to cover any material Tax liabilities accruing through the end of the last period for which each AerCap Group Member ordinarily record items on their respective books; and (B) all information set forth in the AerCap Financial Statements (including the notes thereto) relating to material Tax matters is true, accurate and complete in all material respects.

23.3          (A) All material Income Tax Returns filed with respect to Tax years of each AerCap Group Member through the Tax year ended December 31, 2007 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired; (B) no AerCap Group Member is delinquent in the payment of any material Income Tax due and payable by them (whether or not shown due on a Tax Return) or has requested any extension of time within which to file any material Income Tax Return and has not yet filed such Tax Return; (C) no AerCap Group Member has been granted any extension or waiver of the statute of limitations period applicable to any material Income Tax Return, which period (after giving effect to such extension or waiver) has not yet expired; (D) there is no claim, audit, action, suit, proceeding, or investigation now pending or threatened against or with respect to any AerCap Group Member in respect of any material Tax; (E) there are no requests for rulings or determinations in respect of any material Tax pending between any AerCap Group Member and any Tax Authority; (F) no AerCap Group Member will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Completion Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Completion Date, (ii) “closing agreement” as described in Section 7121 of the U.S. Tax Code (or any corresponding or similar provision of state, local, or foreign Income Tax Law) executed on or prior to the Completion Date, (iii) installment sale made on or prior to the Completion Date or (iv) an election under Section 965(h) of the U.S. Tax Code; (G) there are no Tax Liens upon any of the assets or properties of any AerCap Group Member, other than AerCap Permitted Liens; (H) no written claim has been made by any Tax Authority in a jurisdiction where any AerCap Group Member does not file Tax Returns that any such AerCap Group Member is or may be subject to taxation by that jurisdiction; (I) no AerCap Group Member is or has been a party to any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(c) within the past seven years; (J) each AerCap Group Member has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party for all periods under all applicable Laws; (K) no AerCap Group Member since 2015 has been a member of an affiliated group of corporations that filed Tax Returns on a combined, consolidated, controlled or unitary basis for which the common parent is a Person other than a AerCap Group Member; (L) no AerCap Group Member is a party to or bound by any Tax allocation or sharing agreement, other than any Tax allocation or sharing agreement with a AerCap Group Member, or commercial agreements entered into in the ordinary course of business (including, without limitation, leases, employment contracts, other agreements relating to the acquisition of goods or services or loan agreements for borrowed money or of any agreement relating to the purchase or sale of assets); (M) no AerCap Group Member is resident for Tax purposes or has a permanent establishment in any jurisdiction other than the one in which it is incorporated or otherwise organized or in which it has filed a Tax Return; (N) no AerCap Group Member has knowledge of any existing liability (either on a primary or secondary basis) in respect of any material withholding Taxes imposed on any payment under any AerCap Lease or AerCap Lease Document and no AerCap Group Member has deferred or delayed any payment of Tax under measures relating to COVID-19; and (O) to AerCap’s knowledge, each AerCap Group Member that is a foreign subsidiary of AerCap is treated as a disregarded entity for U.S. federal income tax purposes.

23.4          (A) AerCap currently does not expect that any AerCap Group Member will be a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Tax Code for 2021; (B) to the knowledge of AerCap, AerCap has no “United States shareholder” within the meaning of Section 951(b) of the U.S. Tax Code other than the Existing Shareholders after giving effect to the Completion; (C) for purposes of Section 7874 of the U.S. Tax Code, AerCap has not issued and does not have a plan or intention to issue any stock to any Person in a transaction related to the Transaction (other than any restricted stock issued or to be issued and other than equity or equity equivalents to be issued pursuant to a restricted share unit award program or similar program, to directors and employees, it being understood that the total amount of restricted stock issued by AerCap to directors and employees pursuant to such programs on the date hereof is 2,594,543 shares), and (D)(i) paragraph 23.4 of Schedule 1B of the AerCap Disclosure Letter sets forth all securities issued by AerCap that AerCap treats as equity for U.S. federal income tax purposes and, (ii) to AerCap’s knowledge, there is no Person that owns 10% or more of the aggregate voting power or value of the securities set forth on paragraph 23.4 of Schedule 1B of the AerCap Disclosure Letter.

24.          Debt Financing

AerCap has delivered to the Parent and the Existing Shareholders a true, complete and correct copy of the executed commitment letter, dated as of the date hereof (including all exhibits, schedules, and annexes thereto, and the executed fee letter associated therewith and referenced therein  (except that the amounts of fees, pricing caps, and other economic terms, including those contained in the “market flex” provisions, (none of which would adversely affect the availability of the Debt Financing or would reduce the amount of the Debt Financing below the amount necessary to satisfy the AerCap Entities’ obligation to pay (i) the aggregate Cash Consideration and (ii) any fees and expenses of or payable by the AerCap Entities or AerCap in connection with the Completion and the Debt Financing) set forth therein may be redacted), as may be amended or modified in accordance with the terms hereof, collectively, the “Debt Financing Commitments”), among AerCap and the Lenders party thereto, pursuant to which the Lenders party thereto have committed, subject to the terms and conditions set forth therein, to provide debt financing in the amounts set forth therein (the “Debt Financing”).  As of the Signing Date, the Debt Financing Commitments are in full force and effect with respect to, and constitute the valid, binding and enforceable (subject to the Bankruptcy Exceptions) obligation of, AerCap and, to the knowledge of AerCap, the other parties thereto.  As of the Signing Date, the Debt Financing Commitments have not been amended or modified prior to the Signing Date, as of the Signing Date no such amendment or modification is contemplated (other than any amendment or modification pursuant to clause 10.1 to add lenders, lead arrangers, bookrunners, syndication agents or other Lenders who had not executed the Debt Financing Commitments as of the Signing Date and, in connection therewith, to amend the economic and other arrangements with respect to the appointment of such additional lenders, lead arrangers, bookrunners, syndication agents or other Lenders), and the respective commitments contained in the Debt Financing Commitments have not been withdrawn, decreased or rescinded in any respect.  There are no side letters or other agreements, arrangements, contracts or understandings that could adversely affect the availability of the Debt Financing.  AerCap has fully paid any and all fees in connection with the Debt Financing Commitments due and payable on or prior to the Signing Date and, on the Completion Date, will have paid in full any such amounts required to be paid on or before the Completion Date.  Except as expressly set forth in the Debt Financing Commitments, there are no conditions to the obligations of the parties thereunder to make the Debt Financing available to AerCap on the terms therein or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing.  As of the Signing Date (i) no event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach or a failure to satisfy a condition precedent on the part of AerCap or, to the knowledge of AerCap, any of the other parties to the Debt Financing Commitments under the Debt Financing Commitments and (ii) AerCap has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Financing Commitments will not be satisfied or that any portion of the Debt Financing will not be made available to AerCap at the Completion.  Assuming the satisfaction of the conditions set forth in clause 3, the Debt Financing, when funded in accordance with the Debt Financing Commitments, will provide AerCap with cash proceeds (after netting out original issue discount and similar premiums and charges after giving effect to the maximum amount of flex (including original issue discount flex) provided under the relevant fee letters) on the Completion Date sufficient for the satisfaction of the AerCap Entities’ obligation to (i) pay the aggregate Cash Consideration and (ii) pay any fees and expenses of or payable by the AerCap Entities or AerCap in connection with the Completion and the Debt Financing.

25.          Indemnification Payments

There are no Contracts relating to Indebtedness to which any AerCap Group Member is a party that include any provision which would prohibit AerCap or the AerCap Entities from making any payments required under clause 7.2.

26.          Data Privacy and Security

Except as would not, individually or in the aggregate, reasonably be expected to have a AerCap Material Adverse Effect, since January 1, 2018, (1) the AerCap Group has had in place a privacy policy (the “AerCap Privacy Policy”) and has acted in compliance with the AerCap Privacy Policy and with all applicable Laws regarding the collection, use, access, processing, disclosure and protection of Personal Information; (2) to the knowledge of AerCap, no person has gained unauthorized access to or made any unauthorized use of any Personal Information maintained by the AerCap Group; (3) the AerCap Group has had adequate security measures in place to protect Personal Information stored in their computer systems from unlawful use, access, processing or disclosure by any third party or any other use by a third party and to comply with all applicable Laws concerning the collection, use, access, processing, disclosure and protection of Personal Information; and (4) no Actions have been brought, are pending or, to the knowledge of AerCap, are threatened against the AerCap Group relating to the collection, use, access, processing or disclosure of Personal Information.

27.          Corruption; Sanctions; Export Controls; Money Laundering.

27.1          Within the past five (5) years, none of (i) the AerCap Group Members, (ii) any director, officer or employee of the AerCap Group Members (iii) to AerCap’s knowledge, any

Associated Person or (iv) AerCap or any of its Subsidiaries has committed a material violation of any Anticorruption Law.

27.2          None of (i) the AerCap Group Members, or (ii) any director, officer or employee of any AerCap Group Member is a Person with whom dealings are prohibited under any Sanctions, to the extent applicable, whether as a result of the specific designation of that Person, its ownership or control, the jurisdiction in which it is located, organized or resident, or otherwise.

27.3          Each AerCap Group Member is operating and, within the past five (5) years, has been operated in all material respects in compliance with applicable Anti-Money Laundering Laws.

27.4          To AerCap’s knowledge, no Action by or before any Governmental Authority and no internal investigation involving any AerCap Group Member with respect to the Anti-Corruption Laws, Sanctions, the Anti-Money Laundering Laws or Export Control Laws is pending or threatened.

27.5          AerCap has established, maintained and implemented, with regard to the AerCap Group Companies, policies, procedures and controls designed to promote compliance with the Anticorruption Laws, Sanctions, Anti-Money Laundering Laws and Export Control Laws. Within the past five (5) years, no AerCap Group Member and has (i) violated any applicable Sanctions in any material respect or (ii) exported, re-exported or retransferred any article, item, component, software, technology, service or technical data or taken any other act in material violation of any applicable Export Control Laws.

28.          No Other Warranties

AerCap and the AerCap Entities further acknowledge and agree that (i) the only representations, warranties, covenants and agreements made by the Parent, the Existing Shareholders, any of their Affiliates or Representatives or any other Person are the representations, warranties, covenants and agreements made in this Agreement and (ii) except for the Warranties, none of the Parent, the Existing Shareholders and their Affiliates or Representatives makes any representation or warranty of any kind oral or written, express or implied, or nature whatsoever, oral or written, express or implied, with respect to the Parent Group, the Existing Shareholders, the Companies the Company Subsidiaries, the Business, the Transaction Documents or the transactions contemplated by this Agreement, including any representation or warranty relating to the financial condition, operations, assets or liabilities, the probable success or profitability of any of the foregoing entities.  Except for the Warranties, AerCap and the AerCap Entities have not relied upon any other representations or warranties or any other information made or supplied by or on behalf of the Parent, the Existing Shareholders or any of their Affiliates or Representatives, and AerCap and the AerCap Entities acknowledge and agree that none of the Parent, the Existing Shareholders, their Affiliates or their Representatives has any liability or responsibility for any other representation, warranty, opinion, projection, forecast, advice, statement or information made, communicated or furnished (orally or in writing) to AerCap, the AerCap Entities or their respective Affiliates or Representatives (including any opinion, projection, forecast, advice, statement or information that may have been or may be provided to AerCap, the AerCap Entities by any Representative of the Parent, the Existing Shareholders or any of their Affiliates), and

AerCap and the AerCap Entities acknowledge, agree with and affirm the statements made in this paragraph 28.

Schedule 2A

Conduct of the Business Prior to Completion Date

1.          declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the Equity Interests, the SES Tracking Stock or any equity interests included in the Transferred Assets, except where such dividend or other distribution is ultimately transferred to a Company Group Member prior to Completion;

2.          [reserved]

3.          repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of the Companies, the Minority Interest Entities, SES, any equity interests of EIH (including the SES Tracking Stock) or any equity interests included in the Transferred Assets;

4.          repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of any Company Subsidiary, other than in the ordinary course of business of the Company Group with respect to wholly owned Company Subsidiaries;

5.          transfer, issue, sell or dispose of any shares or ownership interest of any of the Companies, any equity interests of EIH (including the SES Tracking Stock) or any equity interests included in the Transferred Assets, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of any of the Companies, any equity interests of EIH (including the SES Tracking Stock) or any equity interests included in the Transferred Assets, or merge or consolidate any of the Companies, any equity interests of  EIH (including the SES Tracking Stock) or any equity interests included in the Transferred Assets with any other Person, or authorize the same;

6.          transfer, issue, sell or dispose of any shares or ownership interest of any Company Subsidiary or, to the extent within the control of the Parent or the Existing Shareholders, authorize any such action by any Minority Interest Entity or SES, or grant, transfer, issue, sell or dispose of any options, warrants, calls or other rights to purchase or otherwise acquire or any other securities convertible into or exchangeable or exercisable for, any shares or ownership interest of a Company Subsidiary or any Minority Interest Entity, or merge or consolidate a Company Subsidiary or, to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any such action by any Minority Interest Entity or SES with any other Person, or authorize the same; in each case, other than (i) aircraft assets or aircraft engines (by way of a transfer of entities holding such assets) in the ordinary course of business of the Company Group Members (where the transfer of such aircraft assets or aircraft engines otherwise would be permitted under this Schedule 2A) and (ii) pursuant to the terms of a Permitted Lien;

7.          effect any recapitalization, reclassification, share split or like change in the capital of the Companies, EIH (including the SES Tracking Stock) or, to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any such action by the Minority Interest Entities, SES, ESH, CFMI or any Transferred Asset Company;

8.          amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) any Company or authorize any action to wind up such Company’s affairs or dissolve such Company;

9.          (i) amend the articles of incorporation, articles of association or by-laws (or other comparable constitutional or organizational documents) of (a) any Company Subsidiary or EIH or (b) to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any such action by any Minority Interest Entity, SES, ESH, CFMI or any Transferred Asset Company, or (ii) authorize or permit any action to wind up  the affairs of or dissolve any Company Subsidiary, EIH or to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any action to wind up the affairs of or dissolve any Minority Interest Entity, SES, ESH, CFMI or any Transferred Asset Company other than in the ordinary course of business of the Company Group;

10.          acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than:

(i)	any transaction among Company Group Members;

(ii)	[reserved];

(iii)
any acquisitions of aircraft or aircraft engines if such acquisitions would require aggregate net cash flows contributed to the Business by the Parent in excess of (x) US$500 million from January 1, 2021 to December 31, 2021, calculated on a basis consistent with the cash flow budget for the Business for the 2021 calendar year set forth in Schedule 2A of the Disclosure Letter, or (y) $0 from January 1, 2022 to the Completion Date, calculated on a basis consistent with the cash flow budget for the Business for the 2022 calendar year set forth in Schedule 2A of the Disclosure Letter;

(iv)	any acquisition of assets, securities, properties, interests or businesses required pursuant to the terms of a transaction entered into by a Minority Interest Entity;

(v)
any capital market transactions, tender, buy-back or other purchase of debt securities or other debt of any Company Group Member by such or any other Company Group Member, not exceeding US$100 million in the aggregate;

(vi)
acquisitions of (A) assets in connection with the maintenance, repair and overhaul of aircraft or aircraft engines in the ordinary course of business or (B) aircraft engines or parts pursuant to the terms of any Lease or by operation of law;

(vii)
acquisitions pursuant to Contracts existing prior to the Signing Date (other than pursuant to clause (ii) above), but (A) excluding any actions with respect to exercising any options or purchase rights to acquire additional assets pursuant to such Contracts, and, for the avoidance of doubt, (B) excluding any acquisitions pursuant to Letters of Intent, in each case of (A) and (B) except as permitted by the foregoing clause (ii) and (iii);

(viii)
non-aircraft expenditures or asset acquisitions, not exceeding US$50 million in the aggregate (provided that any acquisitions undertaken pursuant to this clause (viii) shall not be subject to, nor count toward, the spending limits set forth in the foregoing clause (iii)); or

(ix)
acquisitions of aircraft equipment (other than entire engines or aircraft), including acquisitions of equipment for installation on aircraft assets, in the ordinary course of business, not exceeding US$100 million in the aggregate (provided that any acquisitions undertaken pursuant to this clause (ix) shall not be subject to, nor count toward, the spending limits set forth in the foregoing clause (iii));

11.          reschedule the delivery or acquisition of any aircraft or aircraft engine to be acquired pursuant to any Manufacturer Agreement or Aircraft Trading Agreement for a date in a calendar year earlier than the calendar year in which such delivery or acquisition is scheduled to occur pursuant to such Manufacturer Agreement or Aircraft Trading Agreement as of the Signing Date, other than deliveries or acquisitions of aircraft (excluding any Airbus A330neo) not exceeding US$250 million in the aggregate in any calendar year (provided that such amounts so rescheduled shall be subject to and count towards the spending limits set forth in paragraph 10 of this Schedule 2A);

12.          sell, lease, dispose or otherwise transfer, abandon or create or incur any lien (other than Permitted Liens) (“Dispositions”) on, any assets, properties, rights, interests or businesses, other than (i) (A) Dispositions of aircraft equipment (other than entire aircraft engines or aircraft) in the ordinary course of business, (B) Dispositions of aircraft engines or aircraft (excluding any New Technology Aircraft and Leases of New Technology Aircraft), in the ordinary course of business not exceeding US$600 million in the 2021 calendar year (to the extent that such amount has not been disposed of prior to the Signing Date) or (x) US$400 million in the 2022 calendar year if the Completion Date occurs on or prior to the Initial Long-Stop Date or (y) US$800 million in the 2022 calendar year if the Completion Date occurs after the Initial Long-Stop Date (it being understood and agreed that if the Completion Date has not occurred prior to the Long-Stop Date and the parties have not terminated this Agreement, the dollar amount of Dispositions that the Company Group Members shall be permitted to effect in 2022 in the ordinary course of business pursuant to this Paragraph 12 shall be ratably adjusted to take into account such additional time after the Long-Stop Date and prior to the Completion), and Dispositions of any leases and shares of intermediate head lessee companies in respect of the assets in this clause (B) and (C) pursuant to Contracts existing prior to the Signing Date and disclosed under the heading “As Schedule 8.1 applies to Paragraph 12 of Schedule 2A” in Schedule 8.1 of the Disclosure Letter, or pursuant to purchase options under any Lease, (ii) any transaction among Company Group Members, (iii) ordinary-course leases of any new aircraft or aircraft engines that will be, at the time of delivery from the Manufacturer to the lessee thereof, owned by a Company Group Member and (iv) ordinary-course leases (or extensions of leases) of any other aircraft or aircraft engines not described in clause (iii) that will be, at the time of delivery to the lessee (or extension) thereof, owned by a Company Group Member;

13.          create, incur or assume any Indebtedness for borrowed money or guarantees thereof having an aggregate principal amount outstanding at any time greater than an amount equal to US$100 million; other than (i) loans or borrowing by Company Group Members under currently available lines of credit, (ii) intercompany loans, guarantees or advances made, in each case, among Company Group Members, or (iii) other Indebtedness incurred or assumed in connection with the transactions permitted pursuant to paragraphs 10 or 12 of this Schedule 2A, in each case set forth in (i) through (iii) herein that does not require the approval of the Board of Directors of the Companies; provided that any Indebtedness created, incurred or assumed pursuant to this paragraph 12 shall be on terms that would not adversely affect the ability of any party to consummate (x) the transactions contemplated by the Transaction Agreements or (y) to the knowledge of the Company Group, the Reorganization, or cause a default or event of default under, or a breach or acceleration of, the Debt Financing Commitments, any Alternative Financing or any other Indebtedness of any Company Group Member or AerCap Group Member;

14.          enter into any Contracts providing for the maintenance, repair or overhaul of any fixed wing aircraft Engine (other than LEAP or GEnx B Engines), or induct for maintenance, repair or overhaul any fixed wing aircraft Engine (other than LEAP or GEnx B Engines) in excess of US$80 million in the aggregate, except to the extent that such fixed wing aircraft Engines are subject to a Letter of Intent for sale or lease or a Lease for such Engine;

15.          (i) grant or increase any severance or termination pay to (or amend any existing arrangement with) any current or former director, officer or management employee other than as required by plans, policies or arrangements in effect on the date of this Agreement, except to the extent changes are being made to a Parent Benefit Plan applicable to all similarly situated employees of Parent or to be consistent with such plans, subject to Section 11.7 of the Agreement; (ii) make any increase in benefits payable under any existing severance or termination pay policies, except to the extent changes are being made to a Parent Benefit Plan applicable to all similarly situated employees of Parent, subject to Section 11.7 of the Agreement; (iii) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement) with any Company Employee or Continuing Employee, other than (x) agreements with employees who are hired after the date of the Agreement consistent with past practice that do not provide for severance entitlements greater than those provided to similarly situated Company Employees or (y) agreements providing for the grant of Retention Bonuses in accordance with Schedule 8.1 of the Disclosure Letter; (iv) establish, adopt or amend any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other benefit plan or arrangement covering any current or former director, officer or employee, other than changes to health and welfare plans that are operational in nature (e.g., as a result of customary plan design decisions, changes to providers in the ordinary course or negotiations of new premium amounts) and that do not materially increase the cost of the Companies thereunder; (v) make any increase in compensation or bonus payable to any current or former director or employee other than (x) increases in base salary for employees in the ordinary course of business, including in respect of both the timing and amount of such increases, or (y) as required under an existing employment agreement; or (vi) take any action to accelerate the vesting or payment, or fund or in any way secure the payment, of compensation or benefits under any

Benefit Plan, to the extent not already required by such Benefit Plan or adjustments to bonus programs that are applicable generally to employees of Parent to take into account the impact of COVID-19;

16.          make any material change in its methods of accounting, except as required by concurrent changes in GAAP or applicable Law as agreed to by the Parent’s independent public accountants;

17.          settle or propose to settle (i) any material litigation, investigation, arbitration, proceeding or other claim against or adversely affecting the Business, any Company Group Member, EIH or, to the extent within the control of Parent or the Existing Shareholders, authorize or permit any such action by SES other than with respect to claims for a cash payment by such Company Group Member, EIH or, to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any such action by SES not in excess of US$50 million per claim, or (ii) any litigation, arbitration, proceeding or dispute involving, against or adversely affecting any Company Group Member, EIH or, to the extent within the control of the Parent or the Existing Shareholders, authorize or permit any such action by SES that relates to any of the transactions contemplated by any of the Transaction Agreements;

18.          to the extent any of the following would reasonably be expected to affect adversely any Company Group Member, EIH or, to the extent within the control of Parent or the Existing Shareholders, authorize or permit any such action by SES after the Completion, make or change any material Tax election, change any material annual Tax accounting period, or adopt or change any material method of Tax accounting, file any material amended Tax return, enter into any material closing agreement, settle any material Tax claim or assessment, surrender any right to claim a material refund, offset or other reduction of a material amount of Tax, agree to an extension or waiver of the statute of limitations with respect to the assessment or determination of material Taxes (other than any such extension or waiver requested by a Governmental Authority) or take any other similar action relating to the filing of any material Tax Return or the payment of any material Tax liability except in the ordinary course, consistent with past practice, excluding, in each case, any such action taken with respect to any consolidated, combined, affiliated, controlled or unitary group which includes any Retained Group Member and as to which the Companies and their Subsidiaries are not treated separately;

19.          (i) repay or prepay any Indebtedness for borrowed money, in any amount or at any time not required by the terms of such Indebtedness as in effect on the date of this Agreement other than prepayments that are required to prevent a default or event of default under, or any breach or acceleration of, such Indebtedness, or (ii) amend the material terms of any Indebtedness for borrowed money of any Company Group Member;

20.          enter into, renew, extend or amend (to the extent any such amendment increases the amount of exposure of any Company Group Member) any Residual Value Guarantee Agreement;

21.          (i) (x) terminate, cancel, amend or waive any Material Contract, Manufacturer Agreement or Aircraft Trading Agreement or (y) enter into any Contract that would constitute a Material Contract, Manufacturer Agreement or Aircraft Trading Agreement if in effect as of the Signing Date, in the case of each of clauses (x) and (y) other than in the ordinary course, or (ii)

enter into any Contract that would constitute  (A) a Material Contract under clause (iii) of the definition thereof if in effect as of the Signing Date or (B) a Manufacturer Agreement or Aircraft Trading Agreement if in effect as of the Signing Date (except, in the case of this clause (B), in connection with the transactions permitted pursuant to paragraphs 10 or 12 of this Schedule 2A);

22.          (i) terminate, cancel, amend or waive any Related Party Contract or (ii) enter into any new Related Party Contract, in each case other than in the ordinary course and on an arm’s-length basis;

23.          enter into, renew, extend or amend any Contract that is a real property lease of office space, except for Permitted New/Replacement Leases.  “New/Replacement Leases” means a renewal, extension or amendment of an Expiring Lease or the entry into a new real property lease of office space that is functionally replacing an Expiring Lease, in each case that (A) does not contain an increase of annual rent in excess of 10% relative to the Expiring Lease and (B) contains customary and commercially reasonable material terms.  “Expiring Lease” means a Contract that is a real property lease of office space that is scheduled to expire on or prior to the Long-Stop Date.

Solely for purposes of determining compliance of new transactions following the Signing Date with paragraphs 10 and 12 of Schedule 2A each (a) purchase and sale of an aircraft or aircraft engine by any Company Group Member, (b) aircraft or aircraft engine lease or other agreement related thereto entered into by any Company Group Member and (c) Aircraft Trading Agreement entered into by any Company Group Member, in each case after February 28, 2021 through the Signing Date, shall be deemed to have occurred after the Signing Date.

Schedule 2B

Conduct of the AerCap Business Prior to Completion Date

1.          declare, set aside, make or pay any dividend or other distribution (whether in cash, stock, property or any combination thereof) in respect of the AerCap Ordinary Shares;

2.          repurchase, redeem, repay or otherwise acquire any outstanding shares or ownership interest of AerCap;

3.          effect any recapitalization, reclassification, share split or like change in the capital of AerCap;

4.          amend the articles of association or similar constitutional documents of AerCap or the AerCap Entities in a manner that would reasonably be expected to adversely impact (i) the consummation of the transactions contemplated by the Transaction Documents or (ii) the Existing Shareholders, other than in the same respect as all other holders of AerCap Ordinary Shares, in each case other than (x) in the ordinary course of business of AerCap or the AerCap Entities, as applicable or (y) to the extent necessary to consummate any of the transactions contemplated by the Transaction Documents;

5.          authorize any action to wind up AerCap’s or the AerCap Entities’ affairs or dissolve AerCap or the AerCap Entities;

6.          grant to any Person the right to require AerCap to register any equity securities of AerCap, or any securities convertible or exchangeable into or exercisable for such securities;

7.          make any material change in AerCap’s methods of accounting, except as required by concurrent changes in GAAP or applicable Law as agreed to by AerCap’s independent public accountants;

8.          enter into any Contract relating to Indebtedness which includes, or amend any existing Contract relating to Indebtedness such that it would include, any provision which would prohibit AerCap or the AerCap Entities from making any payments required under clause 7.2; or

9.          take any action out of the ordinary course of business that would reasonably be expected to cause AerCap to be a “controlled foreign corporation” within the meaning of Section 957(a) of the U.S. Tax Code immediately after Completion.

Schedule 3

Completion Arrangements

Immediately prior to the Completion:

1.          Parent shall cause Ireland Company 1 and/or one or more of its Subsidiaries to convene and hold board meetings, and to adhere to and complete any required summary approval procedures in accordance with the Companies Act 2014 of Ireland, to authorize and approve the issuance to the Ireland Subscriber of the New Ireland Company 1 Note and the use by Ireland Company 1 and/or such Subsidiaries (as the case may be) of the proceeds of the New Ireland Company 1 Note to pay and settle the Specified Ireland Company 1 Intercompany Accounts;

2.          Parent shall cause Ireland Company 2 to convene and hold board meetings, and to adhere to and complete any required summary approval procedures in accordance with the Companies Act 2014 of Ireland, to authorize and approve the issuance to the Ireland Subscriber of the New Ireland Company 2 Note and the use by the Ireland Company 2 of the proceeds of the New Ireland Company 2 Note to pay and settle the Specified Ireland Company 2 Intercompany Account; and

3.          Parent shall cause Ireland Company 3 to convene and hold board meetings, and to adhere to and complete any required summary approval procedures in accordance with the Companies Act 2014 of Ireland, to authorize and approve the issuance to the Ireland Subscriber of the New Ireland Company 3 Note and the use by the Ireland Company of the proceeds of the New Ireland Company 3 Note to pay and settle the Specified Ireland Company 3 Intercompany Accounts;

At Completion:

1.          The Ireland Subscriber shall subscribe and pay for the New Ireland Company Notes;

2.          Parent shall procure that each Retained Group Member to which Specified Ireland Company Intercompany Accounts are owed will provide an acknowledgment of discharge of all amounts owing in respect of such Specified Ireland Company Intercompany Accounts to it at Completion.

3.          With  respect to the Ireland Company 1:

(a)          the Existing Ireland Shareholder 1 shall pass a written shareholders’ resolution of Ireland Company 1 increasing its authorized share capital by an amount sufficient to permit the issuance of the New Ireland Company 1 Shares;

(b)          the Ireland Subscriber shall subscribe in cash for the New Ireland Company 1 Shares on the terms set out in the Ireland Company 1 Subscription Letter for an aggregate amount equal to the Ireland Company 1 Subscription Amount;

(c)          Parent shall, and shall cause its Affiliates to, cause Ireland Company 1 to (i) allot and issue the New Ireland Company 1 Shares to the Ireland Subscriber, (ii) enter the name of the Ireland Subscriber in the Register of Members of Ireland Company 1 as the registered holder of the New Ireland Company 1 Shares and (iii) issue and deliver to the Ireland Subscriber a new share certificate duly executed by Ireland Company 1 for the New Ireland Company 1 Shares;

(d)          the Existing Ireland Shareholder 1 and the Ireland Subscriber shall (i) pass the Ireland Company 1 Completion Resolutions and (ii) procure that duly signed Ireland Company 1 Completion Resolutions shall be delivered to Ireland Company 1;

(e)          the Existing Ireland Shareholder 1 shall deliver to the Ireland Company 1 the share certificates in respect of the Existing Ireland Company 1 Shares (or, in lieu thereof, an indemnity in respect of lost share certificates, in a form reasonably acceptable to the Ireland Subscriber);

(f)          the Parent and the Ireland Subscriber shall cause Ireland Company 1 to use the proceeds of the Ireland Company 1 Subscription Amount to return capital to the Existing Ireland Shareholder 1 in an amount equal to the Ireland Company 1 Cancellation Amount (the “Return of Capital”); and

(g)          the Parent and the Ireland Subscriber shall cause the Ireland Company 1 to cancel its Existing Ireland Company 1 Shares in accordance with Section 1252 of the Companies Act 2014 of Ireland in exchange for the Return of Capital.

4.          With respect to the Ireland Company 2 and Ireland Company 3, the Parent shall, or shall cause its Affiliates to, deliver to the Ireland Subscriber the following:

(a)          Duly executed share transfer forms with respect to the Ireland Company 2 Shares and the Ireland Company 3 Shares together with share certificates evidencing title to such shares or, in lieu thereof, an indemnity in respect of lost shares certificates in a form reasonably acceptable to the Ireland Subscriber; and

(b)          A valid Irish tax reference number (within the meaning of the Stamp Duty (e-stamping of Instruments and Self-Assessment Regulations 2012) for Ireland Company 2 Shareholder.

5.          With respect to each of the Ireland Companies, Parent shall, or shall cause its Affiliates to, deliver to the Ireland Subscriber, if requested by the Ireland Subscriber, the resignation in writing in a form reasonably acceptable to the Ireland Subscriber of the directors and secretary (other than any director or secretary whom the Ireland Subscriber may wish should continue in office), such resignations to take effect upon the Completion Date.

6.          With respect to the Ireland Companies, the Parent shall, or shall cause its Affiliates to, procure that board meetings be held at which the following take effect from the Completion Date:

(a)          such persons as the Ireland Subscriber may nominate shall be appointed as directors;

(b)          such firm of auditors or accountants, eligible to act in that capacity, as the Ireland Subscriber may nominate shall be appointed as auditors;

(c)          the resignations referred to in paragraph 5 above shall be submitted and accepted;

(d)           the registered offices shall be changed to such address in Ireland as the Ireland Subscriber may nominate; and

(e)          existing bank mandates shall be cancelled and replaced by new bank mandates in such form as the Ireland Subscriber shall reasonably require.

7.          The Parent shall deliver or cause to be delivered to the AerCap Entities the following:

(a)          one or more share certificates evidencing the U.S. Company Membership Interests in the name of the Existing U.S. Shareholder;

(b)          an instrument of transfer of the U.S. Company Membership Interests;

(c)          a customary instrument of transfer of the Transferred Assets;

(d)          without liability (other than as otherwise provided in this Agreement), other than in respect of fraud, an officer’s certificate certifying the satisfaction of the Conditions in clauses 3.1(c), (f) and (h);

(e)          a statement, meeting the requirements of Section 1.1445-2(b)(2) of the Treasury Regulations, to the effect that the Existing U.S. Shareholder is not a “foreign person” within the meaning of Section 1445 of the U.S. Tax Code and the Treasury Regulations thereunder;

(f)          copies of any executed Payoff Letters required to be delivered in accordance with clause 8.3(c)  and any customary evidence of the release of Encumbrances and guarantees required to be delivered in accordance with clause 8.3(c); and

(g)          a properly completed Composite Revenue Form V3 (or other similar form) from Existing Ireland Shareholder 1.

8.          without limiting paragraph 5 above, if requested by the AerCap Entities, the Parent shall procure the directors and secretary (if any) of each Company Group Member (other than any director or secretary whom the AerCap Entities may wish should continue in office) to resign their offices as such, such resignations to take effect upon the Completion, and to execute and deliver a written directors’ resignation in a form reasonably acceptable to the AerCap Entities.

9.          the parties shall, and shall cause its applicable Affiliates to, execute and deliver each of the Transaction Documents if such Transaction Document has not been executed and delivered prior to the applicable Completion.

10.          the AerCap Entities shall deliver to the Parent without liability, other than in respect of fraud, an officer’s certificate certifying the satisfaction of the Conditions in clauses 3.1(e), (g) and (i).

11.          the AerCap Entities shall pay to the Existing Shareholders the Estimated Completion Date Cash Consideration.

12.          AerCap shall issue the Stock Consideration to the Existing U.S. Shareholder (and, if necessary, the Existing Ireland Shareholder 2, the sellers of the Transferred Assets and Ireland Company 1) pursuant to a deed of issue in a form reasonably acceptable to AerCap, the Parent and the Existing U.S. Shareholder (and, if necessary, the Existing Ireland Shareholder 2, the sellers of the Transferred Assets and the Ireland Companies), and the Existing U.S. Shareholder (and, if necessary, the Existing Ireland Shareholder 2, the sellers of the Transferred Assets and the Ireland Companies) shall pay to AerCap the U.S. dollar equivalent of the aggregate par value of the Stock Consideration (based on the US$/EUR exchange rate on the Completion Date published by the European Central Bank or another reputable source mutually agreed between AerCap and the Parent and such amount shall be added to Base Cash Consideration).

13.          AerCap shall issue (or cause to be issued) to the Parent (or its designated Affiliate) the AerCap Notes or, if AerCap elects to pay cash in lieu of all or any portion thereof, shall pay (or cause to be paid) cash equal to the difference between one billion U.S. dollars and the aggregate principal amount of AerCap Notes issued.

14.          AerCap shall deliver to the Parent a copy of the resolution, or an extract thereof, duly adopted by the Board of Directors of AerCap issuing, and excluding any preemptive rights of the shareholders of with respect to, all of the Stock Consideration.

EXHIBIT A

AERCAP SHAREHOLDERS’ AGREEMENT

Dated as of [●], 2021

Page

ARTICLE I DEFINITIONS		1

Section 1.1	Defined Terms	1
Section 1.2	Interpretation	9

ARTICLE IV REPRESENTATIONS AND WARRANTIES		25

Section 4.1	Representations and Warranties of the Investors	25
Section 4.2	Representations and Warranties of the Company	26
Section 4.3	Representations and Warranties of the Parent	26

ARTICLE V TAX MATTERS		27

Section 5.1	Tax Return Information	27
Section 5.2	PFIC and CFC Information	27
Section 5.3	QEF Election	28
Section 5.4	Retention of Tax Information	28
Section 5.5	Cooperation	28

i

EXHIBIT A	Foundation Structure

EXHIBIT B	Director Eligibility Requirements

SCHEDULE A	Ownership Schedule

ii

SHAREHOLDERS’ AGREEMENT, dated as of [●], 202[●] (this “Agreement”), among (i) AerCap Holdings N.V., a public company with limited liability organized and existing under the laws of The Netherlands, whose principal place of business is at AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland  (together with its successors and permitted assigns, the “Company”), (ii) GE Ireland USD Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 568854 (“Ireland Shareholder 1”), (iii) GE Financial Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 383420 (“Ireland Shareholder 2”), (iv) GE Capital US Holdings, Inc., a Delaware corporation (“U.S. Shareholder” and, together with Ireland Shareholder 1 and Ireland Shareholder 2, the “Shareholders”)1 and (iv) General Electric Company, a New York corporation (together with its successors and permitted assigns, the “Parent”).

W I T N E S S E T H:

WHEREAS, on the date hereof, Ireland Shareholder 1 acquired [●] Company Ordinary Shares, Ireland Shareholder 2 acquired [●] Company Ordinary Shares and U.S. Shareholder acquired [●] Company Ordinary Shares, in each case pursuant to the Transaction Agreement;

WHEREAS, on the date hereof, the Company and the Parent are also entering into a Registration Rights Agreement (the “Registration Rights Agreement”); and

WHEREAS, the Company, the Shareholders and the Parent desire to establish in this Agreement certain terms and conditions concerning the Shareholders’ and other Investors’ relationships with and investments in the Company.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I
DEFINITIONS

Section 1.1     Defined Terms. Capitalized terms when used in this Agreement have the following meanings:

“Action” means any claim, action, suit, arbitration or proceeding by or before any Governmental Authority, court, tribunal or arbitration body.

“Affiliate” means, with respect to any Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such Person; provided that for the

[1]	Parties to be conformed to reflect allocation of Stock Consideration pursuant to the Transaction Agreement if necessary.
1

avoidance of doubt, the Company, on the one hand, and the Parent and the Shareholders, on the other hand, shall not be deemed to be Affiliates of each other.

“Agreement” has the meaning set forth in the preamble.

“Articles of Association” means the Company’s articles of association as then in effect.

“Beneficial Owner,” “Beneficially Own” or “Beneficial Ownership” has the meaning assigned to such term in Rule 13d-3 under the Securities Exchange Act, and a Person’s beneficial ownership of securities shall be calculated in accordance with the provisions of such Rule (in each case, irrespective of whether or not such Rule is actually applicable in such circumstance).  In addition, a Person shall be deemed to be the Beneficial Owner of, and shall be deemed to Beneficially Own, and shall be deemed to have Beneficial Ownership of, any securities which are the subject of, or the reference securities for, or that underlie, any Derivative Instrument held by such Person, with the number of securities Beneficially Owned being the notional or other number of securities specified in the documentation evidencing the Derivative Instrument as being subject to be acquired upon the exercise or settlement of the Derivative Instrument or as the basis upon which the value or settlement amount of such Derivative Instrument is to be calculated in whole or in part or, if no such number of securities is specified in such documentation, as determined by the Board in its sole discretion to be the number of securities to which the Derivative Instrument relates.  For the avoidance of doubt, if the Foundation Structure is implemented, the Investors, rather than the Stichting, shall be deemed to Beneficially Own the relevant Voting Securities.

“Board” means the Board of Directors of the Company.

“Board Seat Period” means any period during which the Parent is entitled to appoint Shareholder Designees pursuant to Section 2.1(a).

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks in Amsterdam, Dublin and New York are open for normal banking business.

“CFC” means a “controlled foreign corporation” within the meaning of Section 957 of the Code.

“Code” means the U.S. Internal Revenue Code of 1986.

“Company” has the meaning set forth in the preamble.

“Company Ordinary Shares” means the ordinary shares of the Company, each having a nominal value of one eurocent (EUR 0.01).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of December 11, 2020, between the Company and the Parent.

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“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Control,” “Controlled” and “Controlling” means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “Controlled by” and “under common Control with” shall be construed accordingly.

“Controlled Affiliate” means any Affiliate of the specified Person that is, directly or indirectly, Controlled by the specified Person.

“Derivative Instruments” means any and all derivative securities (as defined under Rule 16a-1 under the Securities Exchange Act) that increase in value as the value of any Equity Securities of the Company increases, including a long convertible security, a long call option and a short put option position, in each case, regardless of whether (i) such derivative security conveys any voting rights in any Equity Securities of the Company, (ii) such derivative security is required to be, or is capable of being, settled through delivery of any Equity Securities of the Company or (iii) other transactions hedge the value of such derivative security.

“Designated Company Voting Matters” means each of the following: (i) the appointment, suspension or dismissal of any director (other than any Shareholder Designee) whose appointment, suspension or dismissal (as applicable) was not approved by the Board; and (ii) any Merger Transaction or Sale Transaction that was not approved by the Board.

“Designated Shareholder Voting Matter” means each of the following: (i) any Merger Transaction or Sale Transaction (other than a Merger Transaction or Sale Transaction not approved by the Board); (ii) any Qualifying Transaction (other than a Qualifying Transaction that is a Merger Transaction or Sale Transaction not approved by the Board); (iii) any amendment or series of related amendments to the Articles of Association, by-laws, or other organizational or constitutive documents of the Company that would have a materially adverse and disproportionate effect on the rights of the Parent, the Shareholders or any Investor under such organizational or constitutive documents relative to the other shareholders of the Company; (iv) any proposal at any general meeting of the Company in accordance with Article 5.3 of the Articles of Association to limit or exclude the Preemptive Rights; and (v) the appointment or dismissal of a Shareholder Designee.

“Dispute” has the meaning set forth in Section 6.13.

“Dutch Civil Code” means the civil code of the Netherlands (Burgerlijk Wetboek).

“Encumbrance” means any mortgage, commitment, transfer restriction, deed of trust, pledge, option, power of sale, retention of title, right of preemption, right of

3

first refusal, executorial attachment, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Equity Securities” means any and all (i) shares, interests, participations or other equivalents (however designated) of capital stock or other voting securities of a corporation, and any and all equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), (ii) securities convertible into or exchangeable for shares, interests, participations or other equivalents (however designated) of capital stock or voting securities of a corporation, and securities convertible into or exchangeable for any equivalent or analogous ownership (or profit) or voting interests in a Person (other than a corporation), and (iii) any and all warrants, rights or options to purchase any of the foregoing, whether voting or nonvoting, and, in each case, whether or not such shares, interests, participations, equivalents, securities, warrants, options, rights or other interests are authorized or otherwise existing on any date of determination.

“Foundation Agreements” means any and all agreements among the Company, the Parent, the Shareholders, the Investors and any other Persons with respect to the Foundation Structure, including the Stichting’s constitutional documents and the terms of administration.

“Foundation Structure” means the structure with respect to (and the terms and provisions governing) the ownership, voting and transfer of each Shareholder’s and each Investor’s Company Ordinary Shares set forth on Exhibit A.

“GAAP” means generally accepted accounting principles in the United States of America.

“Governmental Approval” means any consent, approval, license, permit, order, qualification, authorization of, or registration or other action by, or any filing with or notification to, any Governmental Authority.

“Governmental Authority” means any supranational, national, regional, federal, state, provincial, territorial, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority or SRO with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, provincial, territorial, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Group” has the meaning assigned to such term in Section 13(d)(3) of the Securities Exchange Act.

“Investor Action” has the meaning set forth in Section 6.3.

“Investors” means (i) the Shareholders, (ii) any Permitted Transferee of the Shareholders to whom Company Ordinary Shares are Transferred by the Shareholders in

4

compliance with the terms of this Agreement and (iii) any Permitted Transferee of any of the Persons described in clause (ii) of this definition to whom Company Ordinary Shares are Transferred by such Person in compliance with the terms of this Agreement.

“Knowledge of the Shareholders” means, with respect to any matter, the actual knowledge of any officer or employee of the Parent or any of its Subsidiaries whose job responsibilities include making decisions with respect to, or executing, Transfers of the Company Ordinary Shares, after reasonable (i) inquiry of the officers and employees of the Parent or any of its Subsidiaries who would reasonably be expected to have knowledge of such matter and (ii) review of public filings under the Securities Exchange Act relating to the Beneficial Ownership of Company Ordinary Shares.

“Law” means any supranational, federal, state, local or foreign law (including common law), statute or ordinance or any rule, regulation, or agency requirement of any Governmental Authority.

“Merger Transaction” means any transaction or series of related transactions involving: (i) any acquisition (whether direct or indirect, including by way of merger, share exchange, consolidation, business combination or other similar transaction) or purchase from the Company or any of its Subsidiaries that would result in any Person or Group Beneficially Owning more than fifty percent (50%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest), or (ii) any tender offer, exchange offer or other secondary acquisition that would result in any Person or Group Beneficially Owning more than fifty percent (50%) of the total outstanding Equity Securities of the Company (measured by voting power or economic interest).

“New Securities” means any Equity Securities of the Company other than (i) Equity Securities of the Company issued to employees, officers or directors pursuant to any stock options, employee stock purchase or other equity-based plans approved by the Board, or (ii) Equity Securities of the Company issued in connection with a stock split, stock dividend or similar recapitalization.

“Nine Month Restricted Period” means the period from the date that is the nine (9) month anniversary of  the date of this Agreement until the date that is the twelve (12) month anniversary of the date of this Agreement.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Original Company Ordinary Shares” means the 111,500,000 Company Ordinary Shares issued to the Shareholders by the Company on the date hereof (as adjusted from time to time to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change).

“Parent” has the meaning set forth in the preamble.

5

“Permitted Transfer” has the meaning set forth in Section 3.1(b).

“Permitted Transferee” means the Parent and any wholly owned Subsidiary of the Parent; provided that such Transferee would continue to qualify as a Permitted Transferee of the applicable Transferor if such Transfer were to take place as of any time of determination (and, in the event that such Transferee would no longer so qualify, (i) such Transferee shall, and the Parent shall procure that such Transferee shall, immediately Transfer back the Transferred securities to such Transferor, or, if such Transferor by that time is no longer a Permitted Transferee, to the Parent as if such Transfer had not taken place ab initio, (ii) the Parent shall procure that such Transfer shall not be notified to the Company and (iii) except as otherwise required under applicable Law, the Company shall no longer, and shall instruct its transfer agent and other third parties to no longer, record or recognize such Transfer on the shareholders’ register of the Company).

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“PFIC” means a “passive foreign investment company” within the meaning of Section 1297 of the Code.

“Preemptive Rights” means the rights granted to the Investors pursuant to Section 3.3 of this Agreement.

“Preemptive Rights Threshold” means the issuance or sale by the Company of New Securities for cash since the date hereof that, in the aggregate, (i) have, or will have upon issuance or sale, voting power equal to or in excess of twenty percent (20%) of the voting power outstanding as of the date hereof, or (ii) are, or will be upon issuance or sale, equal to or in excess of twenty percent (20%) of the Equity Securities of the Company outstanding as of the date hereof.

“Pro Rata Portion” means, with respect to any Investor, (a) for the purposes of Section 3.3, the number of New Securities equal to the product of (i) the total number of New Securities to be issued or sold by the Company and (ii) the fraction determined by dividing (A) the number of Company Ordinary Shares held by such Investor immediately prior to such issuance or sale by (B) the total number of Company Ordinary Shares outstanding immediately prior to such issuance or sale; and (b) for the purposes of Section 3.5, the number of Equity Securities of the Company equal to the product of (i) the total number of Equity Securities of the Company to be redeemed or repurchased by the Company or any of its Subsidiaries and (ii) the fraction determined by dividing (A) the number of Company Ordinary Shares held by such Investor immediately prior to such redemption or repurchase by (B) the total number of Company Ordinary Shares outstanding immediately prior to such redemption or purchase.

“QEF Election” has the meaning set forth in Section 5.3.

6

“Qualifying Transaction” means any transaction or series of related transactions that requires approval of the general meeting of the Company under Section 2:107a of the Dutch Civil Code.

“Registration Rights Agreement” has the meaning set forth in the Recitals.

“Representatives” of a Person means such Person’s Affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s Affiliates.

“Restricted Period Termination Date” has the meaning set forth in Section 3.1(a).

“Sale Transaction” means any transaction or series of related transactions involving the direct or indirect sale, lease, assignment, disposition or other transfer (by operation of law or otherwise) of all or substantially all of the assets of the Company and its Subsidiaries, on a consolidated basis.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, and applicable rules and regulations thereunder.

“Securities Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and applicable rules and regulations thereunder.

“Shareholder Designee” means an individual designated in writing by the Parent, pursuant to Section 2.1(a), to be nominated by the Company for appointment to the Board as a non-executive director for a term expiring at the close of the fourth annual general meeting following such appointment, or any such term pursuant to reappointment of such individual at the annual general meeting [(and shall include any such individual designated for appointment on an interim basis in accordance with Section 2.1(e) pending formal appointment at a general meeting of the Company)]2.

“Shareholder Director” means a Shareholder Designee who has been appointed to the Board [(including on an interim basis in accordance with Section 2.1(e) pending formal appointment at a general meeting of the Company)]3.

“Shareholders” has the meaning set forth in the preamble.

“Signing Date” means March 9, 2021.

[2]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
[3]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
7

“SRO” means (i) any “self-regulatory organization” as defined in Section 3(a)(26) of the Securities Exchange Act, (ii) any other United States or foreign securities exchange, futures exchange, commodities exchange or contract market or (iii) any other securities exchange.

“Standstill Level” means, as of any date of determination, a number of Company Ordinary Shares equal to the greater of (a) (i) 111,500,000 Company Ordinary Shares less (ii) the total number of Company Ordinary Shares Transferred by the Parent, the Shareholders and each Investor (other than Transfers to a Permitted Transferee) from the date of this Agreement through the date of determination (in each case, as adjusted from time to time to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Company Ordinary Shares with a record date occurring on or after the date of this Agreement) and (b) twenty percent (20%) of the outstanding Company Ordinary Shares, based on the most recently (as of the date of determination) publicly outstanding share count of Company Ordinary Shares disclosed by the Company in any filings with the SEC.

“Standstill Period” has the meaning set forth in Section 3.2(b).

“Subsidiary” in respect of a Person, means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for GAAP purposes; or (z) has the right to appoint or elect a majority of the board of directors or Persons performing similar functions.

“Total Voting Power” means, as of any date of determination, the total number of votes that may be cast at any general meeting of the Company, including (without duplication) votes that may be cast with respect to the Designated Shareholder Voting Matters and abstentions that may be made with respect to the Designated Company Voting Matters.  For purposes of Section 6.3, the percentage of the Total Voting Power Beneficially Owned by any Person as of any date of determination is the percentage of the Total Voting Power that is represented by the total number of votes that may be cast or abstained from voting by such Person pursuant to (a) any Voting Securities then Beneficially Owned by such Person or (b) any Contract or other arrangement or right, including this Agreement.

“Transaction Agreement” means the Transaction Agreement, dated as of the Signing Date, among the Shareholders,4 the Parent, the Company, AerCap US Aviation LLC and AerCap Aviation Leasing Limited.

“Transaction Dispute” has the meaning set forth in Section 6.13(a).

[4]	To be updated as necessary based on final parties to this Agreement.
8

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, of any Equity Securities of the Company or (ii) to enter into any Derivative Instrument, swap or any other Contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Equity Securities of the Company, whether any such Derivative Instrument, swap, Contract, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise; provided that the following will not be deemed to be a Transfer: (i) a change of control transaction, merger of equals or similar business combination involving the Parent or (ii) a bona fide sale, spinoff or other divestiture of a business unit or division of the Parent or any of its Affiliates that directly or indirectly owns the equity interests of the Investors, so long as in the case of clause (ii) (x) with respect to any spinoff, the Equity Securities of the Company held by the Investors do not constitute a majority of the assets of the applicable business unit or division that is spun off and (y) with respect to any sale or other divestiture, the Equity Securities of the Company held by the Investors are transferred to the Parent or one of its Subsidiaries that will not be sold or divested in such transaction.

“Transferor” means a Person that Transfers or proposes to Transfer; and “Transferee” means a Person to whom a Transfer is made or is proposed to be made.

“Twelve Month Restricted Period” means the period from the date following the date that is the twelve (12) month anniversary of the date of this Agreement until the date that is the fifteen (15) month anniversary of the date of this Agreement.

“U.S. Shareholder” has the meaning set forth in the preamble.

 “Voting Agreement Period” means the period beginning on the date of this Agreement and ending on the first Business Day on which the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is less than or equal to twenty-four and nine-tenths percent (24.9%) of the then-issued and outstanding Company Ordinary Shares.

“Voting Agreement Period Voting Shares” means, at any time of calculation during the Voting Agreement Period, the number of Company Ordinary Shares equal to the product of (a) the quotient of (i) 24.9 divided by (ii) 75.1 times (b) the difference of (i) the total number of Company Ordinary Shares outstanding at such time minus (ii) the total number of Company Ordinary Shares Beneficially Owned by the Investors (collectively) at such time.

“Voting Securities” means Company Ordinary Shares and any other securities of the Company entitled to vote at any general meeting of the Company.

“Waived Provisions” has the meaning set forth in Section 3.2(a)(xii).

Section 1.2          Interpretation. The words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section or Schedule in which the reference appears. Unless the context

9

otherwise requires, references herein: (x) to Articles, Sections and Schedules mean the Articles and Sections of, and Schedules attached to, this Agreement; and (y) to an agreement, instrument or other document, means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof. Any reference to a wholly owned Subsidiary of a Person shall mean such Subsidiary is directly or indirectly wholly owned by such Person. The meanings of defined terms are equally applicable to the singular and plural forms of the defined terms. No rule of construction against the draftsperson shall be applied in connection with the interpretation or enforcement of this Agreement.  The headings in this Agreement do not affect its interpretation. The schedules, exhibits and annexes form part of this Agreement. References to “U.S. dollars” are to U.S. dollars. Any reference to a “company” includes any company, corporation or other body corporate, wherever and however incorporated or established. Any reference to a statute, statutory provision or subordinate legislation (“legislation”) includes references to: (a) that legislation as reenacted or amended by or under any other legislation before or after the Signing Date; (b) any legislation which that legislation re-enacts (with or without modification); and (c) any subordinate legislation made under that legislation before or after the Signing Date, as re-enacted or amended as described in (a), or under any legislation referred to in (b). Any reference to writing shall include any mode of reproducing words in a legible and non-transitory form. References to one gender include all genders and references to the singular include the plural and vice versa. References to “ordinary course” or words of similar meaning when used in this Agreement shall mean with respect to any Person “the ordinary course of business of such Person, consistent with past practice” unless specified otherwise. References to “includes” or “including” or words of similar meaning when used in this Agreement shall mean “including without limitation” unless specified otherwise. References to a number or amount of “issued and outstanding” Company Ordinary Shares shall mean the number or amount of issued and outstanding Company Ordinary Shares based on the most recently (as of the date of determination) publicly outstanding share count of Company Ordinary Shares disclosed by the Company in any filings with the SEC.

ARTICLE II
GOVERNANCE

Section 2.1          Composition of the Board of Directors.

(a)          Subject to the other provisions of this Section 2.1, (i) for so long as the Investors Beneficially Own any of the then-issued and outstanding Company Ordinary Shares, the Parent shall have the right to designate one (1) Shareholder Designee, and to propose to remove any Shareholder Director and designate another Shareholder Designee in his or her place; and (ii) for so long as the Investors Beneficially Own (collectively) at least ten percent (10%) of the then-issued and outstanding Company Ordinary Shares, the Parent shall have the right to designate two (2) Shareholder Designees, and to propose to remove any Shareholder Director and designate another Shareholder Designee in his or her place; provided that no other Person shall have the exercisable right to designate more directors to the Board than the Parent as a result of any agreement between the Company and such Person.  The Company shall take all necessary

10

actions to give effect to this Section 2.1(a), including, if necessary adjusting the size of the Board and/or seeking and accepting the resignations of incumbent directors.

(b)          Unless waived by the Parent or restricted by Law, during the Board Seat Period, (i) the Company shall cause one (1) Shareholder Director to be appointed to the Nomination and Compensation Committee of the Board and (ii) the other Shareholder Director (or, if there is only one Shareholder Director, such Shareholder Director) shall (upon request of Parent or such Shareholder Director) be permitted to attend any meeting of each other committee of the Board in an observer (non-voting) capacity and to receive all materials provided to the members of each such committee when provided to such members.

(c)          During the Board Seat Period, the Company shall procure that the appointment of the relevant number of Shareholder Designees to the Board that Parent is entitled to designate pursuant to Section 2.1(a) is proposed and recommended for approval by the Company’s shareholders at the next annual general meeting of the Company following any designation by the Parent of such Shareholder Designee.

(d)          If any Shareholder Designee is not appointed to the Board at any annual general meeting of the Company during the Board Seat Period (including if a Shareholder Designee was designated by the Parent and appointed prior to and effective as of the Completion (as defined in the Transaction Agreement), but is unable to serve or has resigned as a Shareholder Director as of the Completion, or any Shareholder Designee has not been elected prior to the Completion) the Parent may designate a replacement (or initial, as applicable) Shareholder Designee for appointment to the Board. The Company shall [(i) appoint such replacement Shareholder Designee to the Board in accordance with clause (e) and (ii)]5 propose and recommend the appointment of such replacement Shareholder Designee at an extraordinary general meeting of the Company to be held not later than sixty (60) days after any such annual general meeting.

(e)          [Notwithstanding anything in this Section 2.1 to the contrary, in the event that at any time (i) Parent has the right to nominate a Shareholder Designee and (ii) a Shareholder Designee is not yet appointed or a Shareholder Designee shall cease to serve as a director for any reason, upon written notice from Parent to the Company, the vacancy resulting therefrom shall be filled by the Board as promptly as reasonably practicable with a substitute Shareholder Designee until the Shareholder Designee is formally appointed at the relevant next general shareholder meeting.]6  [In the event that at any time (i) the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or more than ten percent (10%) of the then-issued and outstanding Company Ordinary Shares and (ii) the Articles of Association do not permit the filling of vacancies on the Board other than at an annual or extraordinary general meeting of the Company, the Company shall propose and recommend for approval by the Company’s shareholders at each annual general meeting of the Company amendments to

[5]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
[6]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
11

the Articles of Association to permit the interim filling of vacancies of the Board until such amendment is approved.]7

(f)          The Parent shall have the right to propose to remove any Shareholder Director and designate another Shareholder Designee in his or her place.  If the Parent wishes to remove a Shareholder Director and designate another Shareholder Designee in his or her place pursuant to this Section 2.1, the Company shall, upon written notice from the Parent to the Company, [(i) fill the vacancy resulting from such removal with such replacement Shareholder Designee in accordance with clause (e) and (ii)]8 propose and recommend the appointment of such replacement Shareholder Designee at the next general meeting of the Company following any such designation.

(g)        The Parent shall notify the Company of the identity of any proposed Shareholder Designee in writing, at or before the time such information is reasonably requested by the Board, any committee of the Board or the Company for inclusion in any materials to be provided to shareholders of the Company in connection with a general meeting of the Company, together with all information about such proposed Shareholder Designee as shall be reasonably requested by the Board, any committee of the Board or the Company (including, at a minimum, any information regarding such proposed Shareholder Designee to the extent required by applicable Law).

(h)        During the Board Seat Period, in the event of the death, disability, removal or resignation of a Shareholder Director, the Parent may propose a replacement Shareholder Designee for appointment to the Board and the Company shall upon written notice from the Parent to the Company, [(i) fill the vacancy resulting from such removal with such replacement Shareholder Designee in accordance with clause (e) and (ii)]9 propose and recommend the appointment of such replacement Shareholder Designee at the next general meeting of the Company following any such designation.  [In the event of the death or disability of a Shareholder Director, or the resignation or removal of a Shareholder Director in connection with the termination of such Shareholder Director’s employment with the Parent or its Affiliate, if the next annual general meeting of the Company following such event will not occur within the next six months following such event, the Company shall cause an extraordinary general meeting to be convened as promptly as practicable for the purpose of approving the appointment of a replacement Shareholder Designee to the Board.]10

(i)         The Company will at all times provide each Shareholder Director (in his or her capacity as a member of the Board) with the same rights to indemnification and insurance that it provides to the other members of the Board and shall procure that the agenda for each annual general meeting of the Company during the Board

[7]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is not obtained.
[8]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
[9]	To be included if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
[10]	To be deleted if Shareholder Approval to permit the interim filling of vacancies on the Board is obtained.
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Seat Period and the first annual general meeting following the termination of the Board Seat Period includes a resolution discharging all directors of the Board, including any Shareholder Directors, in respect of their management during the prior fiscal year.

(j)        During any period between (A) the designation of a Shareholder Designee and the appointment of such Shareholder Designee to the Board or (B) the death, disability, removal or resignation of a Shareholder Director and the appointment of any replacement Shareholder Designee to the Board, such Shareholder Designee shall be entitled to attend meetings of the Board in the capacity of an observer with the right to speak and participate in discussions of the Board, but without any voting rights, and the Company shall provide such Shareholder Designee with written notice of all Board meetings and all Board papers on the same basis as notices and Board documents are provided to the directors of the Company.

(k)          The Parent and the Shareholders acknowledge that the Company will require, prior to his or her nomination:

(i)          each Shareholder Designee to be appointed to the Board to agree in writing, on substantially the same terms as accepted in writing by the other non-executive directors of the Company, to be bound by and duly comply with applicable Law, the Articles of Association, the rules and practices applicable to the Board and its committees and the corporate governance principles applied by the Company;

(ii)             each Shareholder Designee to be appointed to the Board to agree in writing, on substantially the same terms as accepted in writing by the other members of the Board, to keep confidential all information regarding the Company and its Subsidiaries of which he or she becomes aware in his or her capacity as a member of the Board;

(iii)          each Shareholder Designee to be appointed to the Board to agree in writing to recuse himself or herself from any deliberations or discussions of the Board or any committee of the Board regarding the Transaction Agreement, the transactions contemplated thereby and any matter related thereto;

(iv)            each Shareholder Designee to be appointed to the Board to agree in writing to (x) resign from the Board effective immediately upon the termination of the Board Seat Period and (y) if requested by the Parent or the Shareholders (including, for the avoidance of doubt, pursuant to Section 2.4), resign from the Board to the extent that a Shareholder Designee is required to resign in order to (A) result in the requisite number of Shareholder Designees serving on the Board as set forth in Section 2.1(a) or (B) satisfy the requirements of Section 2.2; and

(v)             each Shareholder Designee that acts as an observer to agree in writing to keep confidential all information regarding the Company and its Subsidiaries of which he or she becomes aware in his or her capacity as an observer.

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The Parent and the Shareholders shall cause each Shareholder Designee and each Shareholder Director to comply with all of the agreements referenced in the foregoing clauses (i)-(v).

(l)          Notwithstanding anything to the contrary herein, during the Board Seat Period, each Shareholder Director shall be entitled to attend meetings of the Shareholders.

Section 2.2        Objection to Shareholder Designee. Notwithstanding the provisions of this Article II, the Parent will not be entitled to designate a particular Shareholder Designee (or, for the avoidance of doubt, any Shareholder Director) for appointment to the Board pursuant to this Article II in the event that the Board or any committee of the Board reasonably determines (in each case, based on the advice of outside legal counsel) that (i) the appointment of such Shareholder Designee to the Board would by virtue of the identity of such Shareholder Designee cause the Company or the appointment to not be in compliance with applicable Law, (ii) such Shareholder Designee has been the subject of any of the events enumerated in Item 2(d) or (e) of Schedule 13D under the Securities Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Order of any Governmental Authority prohibiting service as a director of any public company, (iii) such Shareholder Designee does not satisfy the director eligibility requirements applicable to the other members of the Board (x) as set forth on Exhibit B or (y) adopted following the Signing Date (1) to comply with changes in applicable Law, (2) in good faith by the Board in furtherance of corporate governance initiatives (including, for the avoidance of doubt, in furtherance of changes in the Dutch Corporate Governance Code) or (3) that otherwise were not adopted with the intent of adversely and disproportionately affecting Parent or any Shareholder Designee, (iv) for any Shareholder Designee that is not a senior officer of the Parent, the appointment of such Shareholder Designee to the Board would reasonably be expected to cause reputational or business harm to AerCap or (v) the appointment of such Shareholder Designee would result in a majority of the members of the Board being “United States citizens or residents” for purposes of Rule 405 under the Securities Act and Rule  3b-4(c) under the Securities Exchange Act.  Notwithstanding the foregoing, (A) for one of the Shareholder Directors that Parent is entitled to designate, such Shareholder Director shall not be prevented from being designated to, or continuing to serve on, the Board by the application of any Law, eligibility requirement or other restriction described above regarding the overall composition of the Board (including relating to the number of directors that are “United States citizens or residents” or any requirement relating to diversity of the membership of the Board), (B) for the other Shareholder Director that Parent is entitled to designate, such Shareholder Director may be required to (1) not be a “United States citizen or resident” to the extent necessary to permit the Company to remain a Foreign Private Issuer and (2) satisfy any one additional requirement of any such Law, eligibility requirement or other restriction described above regarding the overall composition of the Board, but shall not be required to satisfy any other such Law, eligibility requirement or other restriction regarding overall composition of the Board and (C) the Board (and each committee thereof) shall apply all other matters addressed in clauses (i) through (iv) above in a non-discriminatory manner as among all directors of the Company.  In any such case described in clauses (i) through (v) of the first sentence of this Section 2.2, the Shareholders will

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withdraw the designation of such proposed Shareholder Designee or cause the resignation of such Shareholder Director and, during the Board Seat Period, be permitted to designate a replacement therefor (which replacement Shareholder Designee will also be subject to the requirements of this Section 2.2).  The Company shall consult in good faith with the Parent prior to adopting any changes to its director eligibility requirements.

Section 2.3       Voting Agreement.

(a)        During the Voting Agreement Period, the Parent, the Shareholders and each Investor, pursuant to the procedures set forth in Section 2.3(d), (i) may vote in the aggregate up to a number of Voting Securities equal to the Voting Agreement Period Voting Shares in any manner chosen by the Parent, the Shareholders or the Investor, as applicable, and (ii) shall abstain from voting any Voting Securities in excess of the Voting Agreement Period Voting Shares owned by them in the aggregate or over which they have voting control, in each case with respect to any action, proposal or other matter to be voted upon at each general meeting of the Company; provided, however, that, with respect to the Designated Shareholder Voting Matters, the Parent, the Shareholders and each Investor shall be entitled to vote each Voting Security owned by them or over which they have voting control in any manner chosen by the Parent, the Shareholders or the Investor, as applicable.

(b)         Notwithstanding anything to the contrary herein, at any time that the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or more than ten percent (10%) of the then-issued and outstanding Company Ordinary Shares, each of the Parent, the Shareholders and each Investor shall cause all of the Voting Securities owned by them or over which they have voting control to abstain from voting with respect to any Designated Company Voting Matter.

(c)        Following the Voting Agreement Period, except as set forth in Section 2.3(b), the Shareholders and each Investor shall be entitled to vote each Voting Security owned by them or over which they have voting control in any manner chosen by the Shareholders or the Investor, as applicable.

(d)         So long as the collective Beneficial Ownership of Company Ordinary Shares of the Investors is equal to or more than ten percent (10%) of the then-issued and outstanding Company Ordinary Shares, with respect to any matter that the Shareholders and each Investor is required to abstain from voting on or is permitted to vote on, the Parent, the Shareholders and each Investor shall cause each Voting Security owned by them or over which they have voting control to abstain from voting or to be voted, as applicable, by completing the proxy forms distributed by the Company together with the notice of the general meeting, and not by any other means. The Shareholders and each Investor shall deliver the completed proxy form to the Company no later than one (1) week prior to the date of such general meeting of the Company; provided that this sentence will not restrict the Shareholders’ or any Investor’s right to determine what vote to cast with respect to a particular matter beyond those restrictions otherwise set forth in this Agreement.  Furthermore, so long as the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or more than ten percent (10%) of

15

the then issued and outstanding Company Ordinary Shares, none of the Parent, the Shareholders or any Investor, and none of their respective designees or Representatives, except as permitted pursuant to Section 2.1(j), shall attend any general meeting of the Company or vote in person at any general meeting of the Company and each of them, on its own behalf and on behalf of its respective designees and Representatives, irrevocably waives the right to do so.  The Parent, the Shareholders and each Investor acknowledge and agree that the attendance in-person at any general meeting of the Company by the Parent, the Shareholder, any Investor or any of their respective designees or Representatives, except as permitted pursuant to Section 2.1(j), shall be a breach of this Section 2.3(d) and the Company shall be entitled to take any and all actions to give effect to the terms of this Section 2.3, including by adjourning, suspending or postponing such meeting and seeking and obtaining an injunction or injunctions pursuant to Section 6.14 requiring the Parent, the Shareholders and each Investor to act in accordance with this Section 2.3.

(e)        In the event the Parent or any Investor challenges the validity or enforceability of this Section 2.3 (but, for the avoidance of doubt, not the performance of the provisions of this Section in accordance with their terms), and the Company has sent a written notice to the Parent and the Investors requiring a confirmation that the Parent and the Investors unambiguously confirm in writing they do not or no longer challenge the validity or enforceability of this Section 2.3 within three (3) Business Days, which notice should include in any case on which grounds the Company believes that the Parent and/or the Investors challenge the validity or enforceability of this Section 2.3, and Parent and the Investors have failed to give such confirmation within such period, then the Company may, at its option, elect to implement the Foundation Structure. If the Company so elects to implement the Foundation Structure pursuant to this Section 2.3(e), then, as promptly as practicable, the Parent and each Investor shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to implement the Foundation Structure, including executing and delivering any and all Foundation Agreements. Each Investor grants to the Company an irrevocable power of attorney with the power of sub-delegation to (i) perform all acts, including acts of disposition (beschikkingshandelingen) on behalf of each Investor, that, in the reasonable discretion of the Company, are necessary to and (ii) cause to be done all things necessary, proper or advisable to, implement the Foundation Structure pursuant to this Section 2.3(e), including executing and delivering any and all Foundation Agreements.

(f)        If the Foundation Structure is implemented at any time, the Shareholders and the Company shall cause the Stichting to execute a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company.

(g)          For the avoidance of doubt, the voting restrictions set forth in this Section 2.3 apply only to the Parent, the Shareholders and any Investor, and do not apply to any Transferee (other than a Permitted Transferee) of the Shareholders or any Investor.

Section 2.4       Termination of Board Designation Rights.  Notwithstanding anything in this Agreement to the contrary:

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(a)        promptly upon the termination of the Board Seat Period, (i) all obligations of the Company with respect to the Shareholders and any Shareholder Director or Shareholder Designee pursuant to this Article II shall forever terminate, (ii) the Shareholders shall have no further rights to designate any persons for appointment to the Board and (iii) unless otherwise consented to by the Company, the Parent and the Shareholders shall cause any Shareholder Directors to immediately resign from the Board; and

(b)         promptly upon the date that the Investors Beneficially Own (collectively) less than ten percent (10%) of the then issued and outstanding Company Ordinary Shares, the Parent and the Shareholders shall cause one Shareholder Director (such Shareholder Director to be designated by the Parent) to resign from the Board, if at such time there are two Shareholder Directors on the Board; provided, that if the Board, any committee of the Board or the Company reasonably determines that the resignation of a particular Shareholder Director would, immediately following such resignation, result in (A) the composition of the Board of Directors not being in compliance with applicable Law or (B) a majority of the members of the Board being “United States citizens or residents” for purposes of Rule 405 under the Securities Act and Rule 3b-4(c) under the Securities Exchange Act, the Parent and the Shareholders shall, unless otherwise agreed by the Company, cause a different Shareholder Director to resign in lieu of such particular Shareholder Director; provided, further, that the Parent shall at all times during the Board Seat Period be entitled to have at least one Shareholder Director who the Company may not require to resign for the reasons set forth in the foregoing proviso.

For the avoidance of doubt, if at any time the Investors do not Beneficially Own any Company Ordinary Shares the Parent and the Shareholders shall cause any Shareholder Directors to immediately resign from the Board.

ARTICLE III
COVENANTS

Section 3.1       Transfer Restrictions.

(a)          Other than Permitted Transfers, none of the Shareholders or any Investor shall Transfer any Company Ordinary Shares or other Voting Securities until the date that is the fifteen (15) month anniversary of the date of this Agreement (such date, the “Restricted Period Termination Date”); provided that the Shareholders or any Investor may Transfer any Company Ordinary Shares or other Voting Securities (i) up to an aggregate amount equal to one-third of the Original Company Ordinary Shares during the Nine Month Restricted Period, and (ii) up to an aggregate amount equal to two-thirds of the Original Company Ordinary Shares (including any Original Company Ordinary Shares or other Voting Securities Transferred by the Shareholders or any Investor during the Nine Month Restricted Period) in the Twelve Month Restricted Period.

(b)          “Permitted Transfer” means, in each case so long as such Transfer is in accordance with applicable Law:

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(i)            a Transfer of Company Ordinary Shares or other Voting Securities to a Permitted Transferee, so long as such Permitted Transferee, to the extent it has not already done so, executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to be an “Investor” for all purposes of this Agreement;

(ii)            a Transfer of Company Ordinary Shares or other Voting Securities in connection with a Merger Transaction approved by the Board;

(iii)           a Transfer of Company Ordinary Shares or other Voting Securities to the Company; and

(iv)           a Transfer of Company Ordinary Shares or other Voting Securities to the Stichting as part of the implementation of the Foundation Structure pursuant to Section 2.3.

(c)          Notwithstanding anything to the contrary contained herein or in the Registration Rights Agreement, including the occurrence of the Restricted Period Termination Date or the expiration or inapplicability of the Nine Month Restricted Period or the Twelve Month Restricted Period, none of the Shareholders or any Investor shall Transfer (including pursuant to the Registration Rights Agreement) any Company Ordinary Shares or other Voting Securities:

(i)             other than in accordance with all applicable Laws and the other then-applicable terms and conditions of this Agreement; and

(ii)          except pursuant to a Permitted Transfer or a bona-fide, broadly distributed underwritten offering made pursuant to the Registration Rights Agreement, in one or more related transactions Company Ordinary Shares representing Beneficial Ownership of Company Ordinary Shares equal to or in excess of nine and nine‑tenths percent (9.9%) of the Total Voting Power to any single Person or to any group of Persons who, to the Knowledge of the Shareholders, form a Group.

(d)          In connection with any Transfer to a Permitted Transferee prior to the termination of this Agreement pursuant to Section 6.1, the Parent and the Shareholders shall cause any Permitted Transferee to execute a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to become a party to this Agreement and to be an “Investor” for all purposes of this Agreement and provides notice information for the purposes of Section 6.2.

(e)          Notwithstanding anything to the contrary contained herein or in the Registration Rights Agreement, including the occurrence of the Restricted Period Termination Date or the expiration or inapplicability of the Nine Month Restricted Period or the Twelve Month Restricted Period, for so long as the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is equal to or greater than five percent (5%) of the then-issued and outstanding Company Ordinary Shares, none of the Parent, the Shareholders or any Investor shall Transfer any Company Ordinary Shares or

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other Voting Securities in connection with any tender offer or exchange offer not approved and recommended by the Board.

Section 3.2       Standstill Provisions.

(a)         During the Standstill Period, the Parent, the Shareholders and each Investor shall not, directly or indirectly, and shall not authorize any of their Representatives (acting on their behalf) or Controlled Affiliates, directly or indirectly, to, without the prior written consent of, or waiver by, the Company:

(i)            acquire, offer or seek to acquire, agree to acquire or make a proposal (including any private proposal to the Company or the Board) to acquire, by purchase or otherwise (including through the acquisition of Beneficial Ownership), any securities (including any Equity Securities) or Derivative Instruments, or direct or indirect rights to acquire any securities (including any Equity Securities) or Derivative Instruments, of, or in respect of, the Company or any Subsidiary of the Company or any successor to or Person in Control of the Company, or any securities (including any Equity Securities of the Company) or indebtedness convertible into or exchangeable for any such securities or indebtedness, other than as a result of any stock split, stock dividend or distribution, other subdivision, reorganization, reclassification or similar capital transaction involving Equity Securities of the Company; provided that the Shareholders and each Investor may acquire, offer or seek to acquire, agree to acquire or make a proposal to acquire Company Ordinary Shares (and any securities (including any Equity Securities of the Company) convertible into or exchangeable for Company Ordinary Shares) and Derivative Instruments of, or in respect of, the Company or any Subsidiary of the Company, if immediately following such acquisition, agreement to acquire or proposal to acquire, the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, would not exceed the Standstill Level;

(ii)        enter into any discussions or arrangements with any Person regarding any Transfer (other than Transfers permitted by Sections 3.1 and 3.2) of Voting Securities, including Transfers by operation of Law and Transfers in connection with any merger, share exchange, consolidation, business combination or other similar transaction;

(iii)          participate in any acquisition of assets or business of the Company or its Subsidiaries or Affiliates;

(iv)          conduct, fund or otherwise participate in any tender offer or exchange offer involving Voting Securities or any securities convertible into, or exercisable or exchangeable for, Voting Securities, in each case not approved by the Board (other than tendering or exchanging any such Voting Securities or securities convertible into, or exercisable or exchangeable for, Voting Securities in a manner not otherwise prohibited by Section 3.1);

(v)            otherwise act, alone or in concert with others, to seek to control or influence the management, Board, shareholders or policies of the Company

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or its Subsidiaries or Affiliates, or take any action to prevent or challenge any transaction to which the Company or any of its Subsidiaries or Affiliates is a party, except as required pursuant to Section 2.3(b) or by exercising their voting rights as a shareholder of the Company in a manner that is not otherwise prohibited by this Agreement;

(vi)          make or join or become a participant in (or in any way knowingly encourage) any “solicitation” of “proxies” (as such terms are defined in Regulation 14A as promulgated by the SEC) or consent to vote any Voting Securities or any of the voting securities of any of the Company’s Subsidiaries or Affiliates, or otherwise advise or knowingly influence any Person with respect to the voting of any securities of the Company or its Subsidiaries or Affiliates;

(vii)       make any public announcement with respect to, or solicit or submit a proposal for, or offer, seek, propose or indicate an interest in (with or without conditions) any merger, consolidation, business combination, tender or exchange offer, recapitalization, reorganization, purchase or license of a material portion of the assets, properties, securities or indebtedness of the Company or any Subsidiary of the Company, or other similar extraordinary transaction involving the Company, any Subsidiary of the Company or any of their respective securities or indebtedness, or enter into any discussions, negotiations, arrangements, understandings or agreements (whether written or oral) with any other Person (other than their respective Representatives) regarding any of the foregoing;

(viii)      call or seek to call a meeting of shareholders of the Company or initiate any shareholder proposal for action of the Company’s shareholders, or seek election or appointment to or to place a representative on the Board (except pursuant to Article II of this Agreement) or seek the removal or suspension of any director from the Board (except pursuant to Article II of this Agreement);

(ix)          form, join, become a member or in any way participate in a Group (other than with any Investors) with respect to the securities, other than indebtedness, of the Company or any of its Subsidiaries or Affiliates;

(x)          deposit any Voting Securities in a voting trust or similar Contract or subject any Voting Securities to any voting agreement, pooling arrangement or similar arrangement or Contract, or grant any proxy with respect to any Voting Securities (in each case, other than in accordance with Section 2.3 hereof);

(xi)          make any proposal or disclose any plan, or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to make any proposal or disclose any plan on its or their behalf, inconsistent with the foregoing restrictions;

(xii)        exercise any rights granted to shareholders of the Company pursuant to Sections 2:110 or 2:114a of the Dutch Civil Code and the corresponding provisions of the Articles of Association (such provisions, the “Waived Provisions”);

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(xiii)       take any action or cause or authorize any of its and their directors, officers, employees, agents, advisors and other Representatives to take any action on its or their behalf, that would reasonably be expected to require the Company or any of its Subsidiaries or Affiliates to publicly disclose any of the foregoing actions or the possibility of a business combination, merger or other type of transaction or matter described in this Section 3.2;

(xiv)        advise, intentionally assist, arrange or otherwise enter into any discussions or arrangements with any third party with respect to any of the foregoing;

(xv)         directly or indirectly, contest the validity of, or seek an amendment, waiver, suspension or termination of, any provision of this Section 3.2 (including this subclause) or Section 2.3 (whether by legal action or otherwise); or

(xvi)       enter into any Derivative Instrument, swap or any other Contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Equity Securities of the Company, whether any such Derivative Instrument, swap, Contract, agreement, transaction or series of transactions is to be settled by delivery of securities, in cash or otherwise (each, a “Derivative Transaction”), if the number of Company Ordinary Shares specified or referenced in, or that underlie, such Derivative Transaction, in one or a series of related Derivative Transactions, would exceed nine and nine-tenths percent (9.9%) of the then-issued and outstanding Company Ordinary Shares without the Company’s prior written consent (not to be unreasonably withheld, delayed or conditioned);

it being understood and agreed that this Section 3.2 shall not in any way limit the activities of any Shareholder Director taken in good faith solely in his or her capacity as a director of the Company.  The Parent, the Shareholders and each Investor shall not, and shall not authorize any of their respective Subsidiaries, Affiliates, directors, officers, employees, agents, advisors or other Representatives to, directly or indirectly, make, in each case to the Company or to a third party, any proposal, statement or inquiry, or disclose any intention, plan or arrangement, whether written or oral, inconsistent with the provisions of this Section 3.2, or request the Company or any of its directors, officers, employees, agents, advisors or other Representatives, directly or indirectly, to amend, waive, suspend or terminate any provision of this Section 3.2 (including this sentence); provided that nothing in this Agreement shall prevent the Parent, the Shareholders, the Investors or any of their respective Representatives from making a suggestion, proposal, offer or other communication relating to any matter to the Board (or any committee thereof) or the CEO of the Company on a confidential basis or otherwise in a manner that would not reasonably be expected to require the Company or Parent to make a public announcement regarding such suggestion, proposal, offer or other communication. A breach of this Section 3.2 by any Subsidiary, Affiliate, director, officer, employee, agent, advisor or other Representative of the Parent, the Shareholders or any Investor (acting on such Person’s behalf) shall be deemed a breach by such Person of this Section 3.2.  The Shareholders and

21

each Investor expressly and irrevocably waive through the end of the Standstill Period any and all rights they may have under the Waived Provisions.

(b)          “Standstill Period” shall mean the period beginning on the date hereof and ending six (6) months after the first Business Day on which the Investors collectively Beneficially Own less than ten percent (10%) of the then-issued and outstanding Company Ordinary Shares.

(c)          Notwithstanding anything to the contrary in this Agreement, the provisions of Section 3.2(a) shall not apply with respect to transactions in securities made by (x) any pension plan or benefit plan managed on behalf of the employees or former employees of the Parent or (y) any of its Affiliates or made by insurance Subsidiaries of the Parent  or any of its Affiliates in connection with insurance activities in the ordinary course of business.

(d)          Notwithstanding anything to the contrary in this Agreement, the prohibition in Section 3.2(a)(i) shall not apply to:

(i)           transactions by the Parent’s GE Aviation business involving the purchase, sale or leasing of engines, aircraft and related assets;

(ii)          acquisitions made (A) as a result of a stock split, stock dividend, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change, (B) in connection with securing or collecting indebtedness previously contracted in good faith and not with the intention of circumventing the prohibition in Section 3.2(a)(i) or (C) as a result of the exercise of preemptive rights pursuant to Section 3.3; or

(iii)         acquisitions made in connection with a transaction in which the Parent, the Shareholders, any of the Investors or any of their respective Affiliates acquires a previously unaffiliated business entity that Beneficially Owns Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, at the time of the consummation of such acquisition; provided that in connection with any such acquisition, the Parent, the Shareholders, the applicable Investor or the applicable Affiliate, as the case may be, (A) either (1) causes such entity to divest the Company Ordinary Shares or other Voting Securities, or any securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, Beneficially Owned by the acquired entity prior to the consummation of such acquisition or (2) divests the Company Ordinary Shares or other Voting Securities, or any other securities convertible into, or exercisable or exchangeable for, Company Ordinary Shares or other Voting Securities, Beneficially Owned by the Parent, the Shareholders, the Investors and their respective Affiliates, in an amount so that the Parent, the Shareholders, the Investors and their respective Affiliates, together with such acquired business entity, shall not, acting alone or as part of a Group, directly or indirectly, Beneficially Own a number of Company Ordinary Shares in excess of the Standstill Level following such acquisition, and (B) if any annual or extraordinary meeting of the shareholders is held prior

22

to the disposition thereof, votes such Company Ordinary Shares or other Voting Securities to be so disposed on each matter presented at any such annual or extraordinary meeting of the shareholders in accordance with the recommendation of the Board, any committee of the Board or the Company;

provided that, in the case of each of (i) through (iii) of this Section 3.2(d), such activities shall be made without the intent to influence the control of the Company, and provided, further, that the Parent, the Shareholders, the Investors or any of their Affiliates shall not use any confidential material of the Company in connection with such activities.

Section 3.3          Preemptive Rights. Except to the extent the Board, as a matter of applicable mandatory Law, is unable to offer Preemptive Rights to the Investors, the Company hereby grants each Investor the right, subject to applicable Law, to purchase its Pro Rata Portion of any New Securities the Company proposes to sell or issue for cash from time to time in excess of the Preemptive Rights Threshold. The Company shall give written notice of a proposed issuance or sale described in the preceding sentence to the Shareholders and each Investor at least ten (10) days prior to the date of the proposed issuance or sale (or, if such notice period is not reasonably possible under the circumstances, such prior notice as is reasonably possible) in excess of the Preemptive Rights Threshold. Such notice shall set forth (to the extent known) the material terms and conditions of the proposed issuance or sale, including the proposed manner of disposition, the number or amount and description of the shares proposed to be issued or sold, the proposed issuance or sale date, the proposed purchase or subscription price per share, and an offer to each Investor to purchase or subscribe for its Pro Rata Portion of such New Securities. At any time during the ten (10) day period (or such shorter period if the Company’s notice was sent, in accordance with the second sentence of this Section 3.3, less than ten (10) days prior to the proposed issuance or sale date) following receipt of such notice, each Investor shall have the right to elect to purchase or subscribe for its Pro Rata Portion of the number of New Securities at the purchase or issuance price and upon the terms and conditions set forth in the notice. Each Investor may transfer its rights to make such purchase to any of its Permitted Transferees. The Company shall be free to complete the proposed issuance or sale of New Securities; provided that (i) the Company sells or issues to each Investor (or its Permitted Transferees) any New Securities it elected to purchase pursuant to its response to the Company’s notice, on the terms and conditions set forth in the notice, simultaneously with any sale or issuance of such New Securities to any other Person, (ii) any sale or issuance of such New Securities to any other Person must be on terms no less favorable to the Company than those set forth in the notice delivered to the Investors and (iii) the sale or issuance must close no more than ninety (90) days after the proposed date included in the notice.

Section 3.4       Majority Ownership. For so long as any Investor is a “United States shareholder” within the meaning of Section 951(b) of the Code (a “United States Shareholder”), the Company shall not take any actions out of the ordinary course of business that would reasonably be expected to cause the Company to be a CFC. Neither the Investors nor the Company shall take any action that would cause the Investors (collectively) to own (within the meaning of Section 958(a) of the Code) more than fifty percent (50%) of either (i) the total combined voting power; or (ii) the total value of the

23

stock of the Company, either alone or together with one or more Persons who are United States Shareholders of the Company; provided that if the Investors (collectively) do come to own more than fifty percent (50%) of the vote or value of the Company, either alone or together with one or more United States Shareholders (the number of securities in excess of such fifty percent (50%) level (by vote or value), the “Excess Shares Amount”), the Shareholders and each Investor may Transfer a number of Equity Securities of the Company equal to the Excess Shares Amount freely without regard to the transfer restrictions set forth in Section 3.1. For purposes of this Section 3.4, the term “Equity Securities” shall also include any interest treated as Equity Securities of the Company for U.S. federal income tax purposes.

Section 3.5        Pro Rata Redemptions. In the event of a proposed redemption or repurchase of Equity Securities of the Company by the Company or its Subsidiaries, each Investor shall be entitled to cause the Company or its Subsidiaries to redeem or repurchase Equity Securities of the Company it holds up to its Pro Rata Portion of the Equity Securities of the Company that the Company or its Subsidiary, as applicable, proposes to redeem or repurchase. The Company shall give written notice of a proposed redemption or repurchase to the Shareholders and each Investor at least ten (10) days prior to the date of the proposed redemption or repurchase (or, if such notice period is not reasonably possible under the circumstances, such prior notice as is reasonably possible). Such notice shall set forth (to the extent known) the material terms and conditions of the proposed redemption or repurchase, including the proposed manner of redemption or repurchase, the number or amount and description of the shares proposed to be redeemed or repurchased, the proposed transaction date, the proposed redemption or repurchase price per share, and an offer to each Investor to cause the Company or its Subsidiaries to redeem or repurchase Equity Securities of the Company it holds up to its Pro Rata Portion of the Equity Securities of the Company that the Company or its Subsidiary proposes to redeem or repurchase. At any time during the ten (10) day period (or such shorter period if the Company’s notice was sent, in accordance with the second sentence of this Section 3.5, less than ten (10) days prior to the proposed redemption or repurchase date) following receipt of such notice, any Investor shall have the right to elect to redeem or resell its Pro Rata Portion of the Equity Securities of the Company at the redemption or repurchase price and upon the terms and conditions set forth in the notice. The Company shall be free to complete the proposed redemption or repurchase of Equity Securities of the Company; provided that (i) the Company redeems or repurchases any Equity Securities of the Company that any Investor elected to have redeemed or repurchased pursuant to its response to the Company’s notice, on the terms and conditions set forth in the notice, simultaneously with any redemption or repurchase of Equity Securities of the Company from any other shareholder of the Company, (ii) any redemption or repurchase of such Equity Securities of the Company from any other shareholder must be on terms no less favorable to the Company than those set forth in the notice delivered to the Investors and (iii) the redemption or repurchase must close no more than ninety (90) days after the proposed date included in the notice.

Section 3.6         Listing. The Company shall not take any action, or fail to take any action, that would cause the Company Ordinary Shares to no longer be listed on the New York Stock Exchange.

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ARTICLE IV
REPRESENTATIONS AND WARRANTIES

Section 4.1          Representations and Warranties of the Investors. Each Investor, on behalf of itself and not any other Investor, hereby represents and warrants to the Company as follows as of the date hereof (or, if applicable, as of the date of the joinder agreement pursuant to which such Investor shall have become a party to this Agreement):

(a)             Such Investor Beneficially Owns and owns of record the number of Company Ordinary Shares as listed on Schedule A (or, in the case of a joinder agreement, as listed on an annex to such joinder agreement) opposite such Investor’s name.

(b)            Such Investor is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. Such Investor is in good standing (where such concept is legally recognized in the applicable jurisdiction) and has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(c)             The execution and delivery by such Investor of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) violate or result in the breach of any provision of the organizational documents of such Investor; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by, such Investor (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which such Investor is a party or by which it or any of its properties, assets or businesses is bound or subject.

(d)            The execution, delivery and performance by such Investor of this Agreement, and the consummation by such Investor of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of such Investor, and no further approval or authorization shall be required on the part of such Investor. This Agreement has been duly executed and delivered by such Investor. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of such Investor, enforceable against such Investor in accordance with its terms.

(e)             Such Investor: (i) is acquiring the Company Ordinary Shares for its own account, solely for investment and not with a view toward, or for sale in connection with, any distribution thereof in violation of any foreign, federal, state or local securities or “blue sky” laws, or with any present intention of distributing or selling such Company Ordinary Shares, as applicable, in violation of any such laws, (ii) has such

25

knowledge and experience in financial and business matters and in investments of this type that it is capable of evaluating the merits and risks of its investment in the Company Ordinary Shares, as applicable, and of making an informed investment decision and (iii) is an “accredited investor” within the meaning of Rule 501 of Regulation D under the Securities Act. Such Investor understands that the Company is relying on the statements contained herein to establish an exemption from registration under the Securities Act and under foreign, federal, state and local securities Laws and acknowledges that the Company Ordinary Shares issued to it by the Company pursuant to the applicable deed of issue are not registered under the Securities Act or any other applicable Law and that such Company Ordinary Shares may not be Transferred except pursuant to the registration provisions of the Securities Act (and in compliance with any other applicable Law) or pursuant to an applicable exemption therefrom.

Section 4.2          Representations and Warranties of the Company. The Company hereby represents and warrants to the Parent and the Investors as follows:

(a)            The Company is validly existing and is a company duly incorporated under the Laws of the Netherlands with full power and authority to conduct such business as it presently conducts, and has been in continuous existence since its incorporation. The Company has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(b)            The execution and delivery by the Company of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) subject to Section 6.6, violate or result in the breach of any provision of the organizational documents of the Company; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by the Company (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which the Company is a party or by which it or any of its properties, assets or businesses is bound or subject.

(c)            The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Company, and no further approval or authorization shall be required on the part of the Company. This Agreement has been duly executed and delivered by the Company. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms.

Section 4.3          Representations and Warranties of the Parent. The Parent hereby represents and warrants to the Company as follows as of the date hereof:

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(a)           The Parent is duly incorporated or otherwise organized and validly existing under the Laws of its jurisdiction of organization and has the requisite power and authority to own its assets and properties and operate its business as now conducted. The Parent is in good standing (where such concept is legally recognized in the applicable jurisdiction) and has all requisite power to enter into, complete the transactions contemplated by, and carry out its obligations under, this Agreement.

(b)           The execution and delivery by the Parent of this Agreement, the performance by it of its obligations under this Agreement and the consummation by it of the transactions contemplated by this Agreement do not and will not: (i) violate or result in the breach of any provision of the organizational documents of the Parent; (ii) conflict with or violate in any material respect any Law or Order of any Governmental Authority applicable to, or require any Governmental Approvals to be made or obtained by the Parent (except for any such consents or approvals which have been obtained); or (iii) conflict with or violate, result in any breach of, constitute a default (or event which, with the giving or notice or lapse of time, or both, would constitute a default) under, require any consent under or give to any Person any rights of termination, acceleration or cancellation of, or result in a loss of rights under, any Contract to which the Parent is a party or by which it or any of its properties, assets or businesses is bound or subject.

(c)            The execution, delivery and performance by the Parent of this Agreement, and the consummation by the Parent of the transactions contemplated hereunder, have been duly authorized by all necessary corporate and shareholder action on the part of the Parent, and no further approval or authorization shall be required on the part of the Parent. This Agreement has been duly executed and delivered by the Parent. Assuming due authorization, execution and delivery by the other parties hereto, this Agreement constitutes the legal, valid and binding obligation of the Parent, enforceable against the Parent in accordance with its terms.

ARTICLE V
TAX MATTERS

Section 5.1         Tax Return Information. The Company will as promptly as practicable furnish to any Investor information reasonably requested to enable such Investor or its direct or indirect equity owners to comply with any applicable tax reporting requirements with respect to Equity Securities of the Company held by such Investor, including such information as may be reasonably requested by such Investor to complete U.S. federal, state or local or non-U.S. income tax returns. The Company will use reasonable best efforts to provide any tax-related information that is required to be provided to the Investors by the Company or any of its Subsidiaries in respect of a taxable year within eighty (80) days following the end of such taxable year.

Section 5.2          PFIC and CFC Information. As soon as practicable, but in any event within eighty (80) days after the end of each taxable year, the Company will timely determine whether the Company or any of its Subsidiaries is expected to be, or was, a PFIC or CFC for any taxable year and inform the Investors of its determination. If the Company believes the Company or any of its Subsidiaries is a PFIC or a CFC

27

for any taxable year or there is a reasonable possibility that the Company or any of its Subsidiaries will be a PFIC or a CFC for any taxable year, as soon as practicable, but in any event, within eighty (80) days after the end of each taxable year, the Company will prepare an annual statement that sets forth an estimate of the amount that the Investors would be required to include in taxable income on their U.S. tax returns if the Company or such Subsidiary did in fact constitute a PFIC or a CFC for such taxable year, as well as any other information required to comply with applicable CFC and PFIC reporting requirements. Each of the Investors will cooperate with the Company, and provide such information as may be reasonably requested by the Company, to determine whether the Company is a CFC.

Section 5.3          QEF Election. If the Company believes there is a reasonable possibility that the Company or any of its Subsidiaries constitutes a PFIC for any taxable year, as soon as practicable, but in any event, within ninety (90) days after the end of such taxable year, the Company will provide the Investors with the information necessary in order for the Investors or any direct or indirect equity owner therein, as the case may be, to timely and properly make an election under Section 1295 of the Code to treat the Company or such Subsidiary as a “qualified electing fund” (a “QEF Election”) and comply with the reporting requirements applicable to such a QEF Election. The Company will obtain professional assistance experienced in matters relating to the relevant aspects of the Code to the extent necessary to make the determinations and to provide the information and statements described in Section 5.1, Section 5.2 and this Section 5.3.

Section 5.4         Retention of Tax Information. The Company hereby undertakes to keep any documentation supporting any tax-related information supplied to any Investor as provided under this Article V for no less than seven (7) years.

Section 5.5          Cooperation. The Company will reasonably cooperate with the Investors in considering structures that mitigate any adverse PFIC or CFC tax consequences to the Investors and that limit withholding or capital gain taxes with respect to amounts paid to the Investors, including in connection with any transfer of Company Ordinary Shares. Without limitation of the foregoing, for so long as any Investor is a “United States shareholder” within the meaning of Section 951(b) of the Code, the Company will, at the Shareholders’ request, consult with the Shareholders regarding the advisability of making an election to treat any Subsidiary for U.S. federal income tax purposes as an association taxable as a corporation, a partnership or a disregarded entity under U.S. Treasury Regulations Section 301.7701-3(a) and shall use commercially reasonable efforts to make an election to treat each foreign Subsidiary for U.S. federal income tax purposes as a disregarded entity and not to make an election to treat any foreign Subsidiary for U.S. federal income tax purposes as an association taxable as a corporation provided that the making of such election, or failure to make such election, respectively, would not have any material adverse consequences to the Company as determined in the Company’s sole good faith discretion.

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ARTICLE VI
MISCELLANEOUS

Section 6.1         Term. This Agreement will be effective as of the date hereof and shall automatically terminate at such time as the Investors no longer Beneficially Own any Company Ordinary Shares.  If this Agreement is terminated pursuant to this Section 6.1, this Agreement shall become void and of no further force and effect, except for the provisions set forth in Section 1.2 and this Article VI, and except that no termination hereof shall have the effect of shortening the Standstill Period.

Section 6.2           Notices.

(a)            All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by electronic mail, by delivery in person, by overnight courier service or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.2):

(i)	if to the Parent:

General Electric Company 5 Necco Street Boston, Massachusetts 02210
	Attention:	Michael S. Buckner
	Email:	michael.buckner@ge.com

with a copy to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 United States of America
	Attention:	Scott A. Barshay
Steven J. Williams
	Email:	sbarshay@paulweiss.com
swilliams@paulweiss.com

(ii)	if to the Shareholders:

General Electric Company 5 Necco Street Boston, Massachusetts 02210
	Attention:	Michael S. Buckner
	Email:	michael.buckner@ge.com

with a copy to: Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 United States of America
	Attention:	Scott A. Barshay
Steven J. Williams
	Email:	sbarshay@paulweiss.com

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swilliams@paulweiss.com

(iii)	if to the Company:

AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
Attention:  General Counsel
Email: [●]

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019

	Attention:	Mark I. Greene
Craig Arcella
O. Keith Hallam, III
G.J. Ligelis Jr.
	Email:	MGreene@cravath.com
CArcella@cravath.com
KHallam@cravath.com
GLigelisJr@cravath.com

(b)      Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(i)          if delivered by electronic mail, upon confirmation of receipt;

(ii)          if delivered personally, on delivery; and

(iii)          if sent by registered or certified mail, three (3) clear Business Days after the date of posting.

(c)       For the purposes of this Section 6.2, any reference to a particular time relates to the time at the location of the party giving notice as set out in Section 6.2(a).

Section 6.3          Investor Actions.  Any determination, consent or approval of, or notice or request delivered by, or any similar action of, the Investors (each, an “Investor Action”) shall be made by, and shall be valid and binding upon, all Investors if made by (i) a majority of the Total Voting Power then Beneficially Owned by all Investors or (ii) the Parent; provided, that in the event of any conflict between any Investor Action

30

made by a majority of the Total Voting Power Beneficially Owned by all Investors and an Investor Action made by the Parent, the Investor Action made by the Parent shall control.

Section 6.4          No Rescission. Each party to this Agreement hereby waive their rights under Sections 6:265 to 6:272 inclusive and 6:228, respectively, of the Dutch Civil Code to rescind (ontbinden) or nullify (vernietigen) on the ground of error (dwaling), or demand in legal proceedings the rescission (ontbinding) or nullification (vernietiging) of, this Agreement or to amend (wijzigen) this Agreement under Section 6:230 of the Dutch Civil Code.

Section 6.5         No Partnership. Nothing in this Agreement shall be taken to constitute a partnership between any of the parties to this Agreement or the appointment of the parties to this Agreement as agent for the others.

Section 6.6          Articles of Association. Upon the occurrence of a conflict between any provision of this Agreement and any provision of the Articles of Association, then this Agreement will prevail, subject to applicable Law.

Section 6.7          Amendments and Waivers. No provision of this Agreement may be amended, supplemented or modified except by a written instrument signed by the Parent, the Shareholders and the Company, and any such amendment, supplement or modification shall be binding on the Investors. No provision of this Agreement may be waived except by a written instrument signed by (i) the Company, in the event the waiver is to be effective against the Company or (ii) the Parent and the Shareholders, in the event the waiver is to be effective against the Parent, the Shareholders or the Investors, and any such waiver shall be binding on the Investors. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege (geen rechtsverwerking). The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Law.

Section 6.8         Assignment. This Agreement shall not be assigned, in whole or in part, by operation of Law or otherwise without the prior written consent of the Parent, the Shareholders and the Company, and any such assignment shall be binding on the Investors. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

Section 6.9          Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable. Upon any determination that any term or provisions of this Agreement is held invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated

31

hereby are fulfilled to the fullest extent possible. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be completed as originally contemplated to the greatest extent possible.

Section 6.10        Counterparts. This Agreement may be executed in one or more counterparts, and by the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other means of electronic transmission shall be as effective as delivery of a manually executed counterpart of any such agreement.

Section 6.11       Entire Agreement. Except as otherwise expressly provided herein, this Agreement constitutes the entire agreement of the parties hereto with respect to its subject matter and supersedes all prior agreements and undertakings, both written and oral, other than the Confidentiality Agreement to the extent not in conflict with this Agreement, between or on behalf of the Parent and/or its Affiliates, on the one hand, and the Company and/or its Affiliates, on the other hand, with respect to its subject matter.

Section 6.12        English Language. This Agreement is in the English language and if this Agreement is translated into another language, the English language text shall prevail. Each notice or other communication under or in connection with this Agreement shall be in English.

Section 6.13          Governing Law; Jurisdiction.

(a)             This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement (each, a “Dispute”), will be exclusively governed by and construed and enforced in accordance with the laws of the Netherlands without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the Netherlands to be applied.

(b)               Any Dispute will exclusively be brought and resolved in the courts of Amsterdam, The Netherlands.

Section 6.14         Specific Performance. The parties hereby agree that irreparable damage would occur and that the parties would not have an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of this Agreement and without that right, none of the Parent, the Shareholders, the Investors or the Company would have entered into this

32

Agreement. It is accordingly agreed by the parties hereby that, prior to any termination of this Agreement in accordance with its terms, the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, without proof of damages or otherwise (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which such party is entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement by the Parent, the Shareholders, the Investors or the Company is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Parent, the Shareholders, the Investors or the Company otherwise have an adequate remedy at law. The parties further acknowledge and agree that it is their anticipation and expectation that specific enforcement will be the primary remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached.

Section 6.15        No Third Party Beneficiaries. This Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and is not intended to and shall not confer upon any other Person any rights (geen derdenbeding), benefits or remedies of any nature under or by reason of this Agreement. Accordingly, any Person who is not a party to this Agreement may not enforce any of its terms.

Section 6.16         Obligation To Update Schedule A. The Parent, the Shareholders and each Investor shall, as promptly as practicable following the completion of any acquisition or Transfer of any Equity Securities of the Company or any Derivative Instrument in respect of the Company, notify the Company in writing of such acquisition or Transfer and provide the Company with any information or materials with respect to such acquisition or Transfer (including the amount acquired or Transferred and the identity of the counterparty to such acquisition or Transfer) reasonably requested by the Company. Each of the parties hereto agrees that in connection with any acquisitions or Transfers of securities of the Company in accordance with the terms hereof, the parties hereto will, as promptly as practicable following the completion of such acquisition or Transfer, modify Schedule A to reflect the effect of such acquisition or Transfer.

Section 6.17          Agent for Service of Process.

(a)              Without prejudice to any other permitted mode of service, each of the Parent, the Shareholders and each Investor irrevocably agrees that service of any claim form, notice or other document for the purpose of Section 6.13 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to the address of the Parent provided in Section 6.2 or such other Person and address in New York, New York as the Parent or the Shareholders shall notify the Company of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

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(b)             Without prejudice to any other permitted mode of service, the Company irrevocably agrees that service of any claim form, notice or other document for the purpose of Section 6.13 shall be duly served upon it if delivered personally or sent by pre-paid recorded delivery, special delivery or registered post to the Company at its address set forth in Section 6.2 or such other Person and address in The Netherlands as the Company shall notify the Parent and the Shareholders of in writing from time to time and the parties agree that failure by such appointed Person to notify their appointor of any such service shall not invalidate the proceedings concerned.

[The remainder of this page left intentionally blank.]

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IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

GENERAL ELECTRIC COMPANY[11]

By:
Name:
Title:

GE IRELAND USD HOLDINGS ULC

By:
Name:
Title:

GE FINANCIAL HOLDINGS ULC

By:
Name:
Title:

GE CAPITAL US HOLDINGS, INC.

By:
Name:
Title:

11 Signature blocks to be conformed to parties.

[Signature Page to Shareholders’ Agreement]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AERCAP HOLDINGS N.V.

By:
Name:
Title:

[Signature Page to Shareholders’ Agreement]

EXHIBIT A

Foundation Structure

Ownership of Company Ordinary Shares:	●	Each Investor shall transfer all Company Ordinary Shares owned by it to a Dutch foundation (stichting administratiekantoor) (the “Stichting”).

●
The Investors will receive a corresponding number of registered depository receipts from the Stichting which will entitle them to all of the economic benefits of the Company Ordinary Shares held by the Stichting (e.g., dividends on the Company Ordinary Shares). The depositary receipts will be issued without cooperation of the Company (zonder medewerking).

	●	The Stichting will be the legal owner of the Company Ordinary Shares held by it and will act as trustee for the Investors.

	●	The Stichting will accede to the Agreement, which Agreement, at the direction of the Company, will be amended as required to implement Exhibit A.

Voting of Company Ordinary Shares:	●
The Foundation Agreements shall, at all times, provide that the Stichting shall (i) attend all general meetings of the Company and sign the attendance list and (ii) cause all Company Ordinary Shares owned by it or over which it has voting control to abstain from voting or be voted in accordance with the terms of this Agreement.

	●	The voting of Company Ordinary Shares shall be subject to the terms and conditions of this Agreement, including Section 2.3, as if such terms and conditions applied to voting by the Stichting.

Transfers of Company Ordinary Shares to Third Parties:	●
Investors will be able to direct the Stichting to Transfer Company Ordinary Shares held by the Stichting to any Person other than a Permitted Transferee, in which case the Stichting shall, at such Investor’s request, Transfer such number of Company Ordinary Shares on behalf of such Investor to such Person upon such Investor either (A) transferring the corresponding number of depository receipts to the Stichting or (B) acknowledging the cancellation of the corresponding number of depository receipts by the Stichting.

●
All Transfers of Company Ordinary Shares shall be subject to applicable Laws and the terms and conditions of this Agreement, including Section 3.1, as if such terms and conditions applied to Transfers by the Stichting.

Terms of Depository Receipts:	●	To be governed by terms of administration, including the items under the heading “Voting of Company Ordinary Shares” in this Exhibit A.

	●	The terms of administration will stipulate in any case the following:

(i) any distributions on the Company Ordinary Shares will be paid without any delay by the Stichting to the Investor holding the corresponding depository receipts;

(ii) each Investor will have the right to exercise pre-emptive rights in the same manner as regular shareholders of the Company can exercise in any future share issuances;

(iii) each Investor will have the right to instruct the Stichting to vote at a general meeting, and the Stichting must act in accordance with such instruction, subject to the terms and conditions of this Agreement, including Section 2.3; and

(iv) to the extent permitted by the Agreement, the Stichting must act in accordance with the instructions of the Investors whenever an investment decisions should be made with respect to the Company Ordinary Shares which situations includes but is not limited to the corporate events such as a Designated Shareholder Voting Matters, buy-back programs, transactions triggering cash exit rights, optional dividend (cash and/or shares).

Form and Governance of the Stichting:	●	Tax transparent orphan legal entity (i.e. without shareholders or members).

●
Board of the Stichting will be comprised of three (3) members, to be appointed and removed by the Company, two of which will be independent from the Company within the meaning of the Dutch Corporate Governance Code.

	●	The Company will be a third party beneficiary at no consideration of the terms of administration.

Other Provisions / Documentation Conventions:	●
The Foundation Agreements will, except to the extent inconsistent with the Foundation Structure, this Agreement or any other Transaction Agreement, be based upon Section 2 of the Shareholder Agreement, dated 12 September 2012, relating to ASML Holding N.V., between Intel Holdings B.V., Intel Corporation, Stichting Administratiekantoor MAKTSJAB and ASML Holding N.V.

Termination:	●
The Investors, at the election of the Shareholders, shall be permitted to terminate the Foundation Structure and the Foundation Agreements on the first Business Day on which the collective Beneficial Ownership of Company Ordinary Shares of the Investors, as a group, is less than or equal to ten percent (10%) of the then issued and outstanding Company Ordinary Shares.

EXHIBIT B

Director Eligibility Requirements

[See attached.]

AerCap Holdings N.V.

Profile

of the

Non-Executive Directors

of the

Board of Directors

10 December 2020

1.          Introduction

1.1
AerCap Holdings N.V. (the Company) is a NYSE listed company, incorporated in the Netherlands and having its office and principal place of business in Ireland, with a one-tier board structure. This profile regulates the number of Non-Executive Directors on the board of directors of AerCap Holdings N.V. (the Board of Directors) and the composition of their group.

2.          Size

2.1	The Board of Directors shall consist of a maximum of twelve (12) Directors including one (1) Executive Director. The other Directors shall be Non-Executive Directors.

2.2
The Non-Executive Directors shall be appointed in accordance with applicable law, the Company’s Articles of Association and/or the Company’s Rules for the Board of Directors, including its Committees. The Board of Directors appointment schedule is posted on the Company’s website.

3.	Independence

3.1
In accordance with article 2.3.2 of the Company’s Rules for the Board of Directors, including its Committees, the Board of Directors intends to meet the independence requirements of the Dutch Corporate Governance Code, as applied by the Company.

3.2	The Non-Executive Director who is serving as chairman of the Board of Directors shall not have been an executive director of the Company.

4.	Composition

4.1
The composition of the Board of Directors shall be such that proper and independent supervision by the Non-Executive Directors is assured. The Board of Directors shall aim for a diverse composition, in line with the global nature and identity of the Company and its business, in terms of such factors as nationality, background, gender and age. We are committed to advancing female representation on our Board of Directors, as we believe that greater diversity of the Board of Directors will have a positive impact. Candidate Non-Executive Directors will be primarily selected on the basis of core competencies, professional backgrounds and skill sets as listed in clause 4.3.

4.2
The Non-Executive Directors are from diverse professional backgrounds and combine a broad spectrum of experience and expertise with a reputation for integrity. All Non-Executive Directors have experience in positions with a high degree of responsibility and have a proven ability to exercise mature business judgement.

4.3
The Non-Executive Directors as a whole should also possess the core competencies, professional backgrounds and skill sets listed below, and each member is nominated on the basis of their potential contribution in terms of knowledge, experience and skill in one or more areas, regardless of gender or race and in accordance with the needs of the Board of Directors and its committees at the time of nomination and should be capable of assessing the broad outline of the overall policy.

Aviation expertise
a.	aircraft operating expertise;
b.	aircraft leasing expertise;
c.	transportation or logistics expertise;

Management expertise
d.	international management expertise;
e.	experience with political, economic and social relations, domestic and international;
f.	financial and accounting expertise;
g.	information technology and human resources expertise;
h.	marketing and networking expertise;
i.	strategy and management expertise;

Corporate governance expertise
j.	corporate legal expertise in a complex legal and regulatory environment;
k.	familiarity with the requirements of the New York Stock Exchange and the SEC;
l.	familiarity with the corporate governance requirements for public companies in Europe, including the Netherlands; and
m.	familiarity with corporate social responsibility issues that are relevant for the Company and its business.

4.4	The Non-Executive Director who is serving as chairman of the Board of Directors shall also meet the following criteria:

a.	he/she shall have demonstrable experience in a management function within a complex internationally operating organisation;
b.	he/she shall have demonstrable experience in a supervisory or non-executive role within a complex internationally operating organisation;
c.	he/she shall have an excellent reputation and great authority.

4.5
At least one Non-Executive Director shall be a financial expert, in the sense that the Non-Executive Director has relevant knowledge and experience of financial administration and international accounting for listed companies or other large legal entities (including knowledge of and experience with IFRS and US GAAP).

5.	Disclosure

5.1	This profile shall be posted on the Company’s website.

 + - + - +

SCHEDULE A

Ownership Schedule

Shareholder/Investor	Number of Company Ordinary Shares Beneficially Owned	Number of Company Ordinary Shares Owned of Record

EXHIBIT B

AERCAP REGISTRATION RIGHTS
AGREEMENT

Dated as of [●]

Page

1.	Demand Registrations.	2
2.	Restrictions on Demand Registration.	5
3.	Piggyback Registrations.	7
4.	Holdback Agreement.	9
5.	Registration Procedures	10
6.	Registration Expenses.	14
7.	Indemnification.	15
8.	Participation in Underwritten Registrations.	17
9.	Rule 144 and 144A Reporting.	18
10.	Term	18
11.	Governing Law, Consent to Jurisdiction, Waiver of Jury Trial.	18
12.	Defined Terms	19
13.	Miscellaneous.	22

i

This REGISTRATION RIGHTS AGREEMENT, dated as of [●] (this “Agreement”), is made between AerCap Holdings N.V., a Netherlands public limited liability company (together with its successors and permitted assigns, the “Company”), and General Electric Company, a New York corporation (together with its successors and permitted assigns, the “Shareholder”).

A.          On the date hereof, GE Ireland USD Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 568854 (“GE Ireland 1”), GE Financial Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 383420 (“GE Ireland 2”), and GE Capital US Holdings, Inc., a Delaware corporation (“GE U.S.”), acquired [●] ordinary shares of the Company, par value EUR 0.01 per share (the “Company Shares”), pursuant to the Transaction Agreement, dated as of March 9, 2021 (the “Transaction Agreement”), among the Company, AerCap Aviation Leasing Limited, AerCap US Aviation LLC, the Shareholder, GE Ireland 1, GE Ireland 2 and GE U.S.

B.       On the date hereof, the Company, the Shareholder, GE Ireland 1, GE Ireland 2 and GE U.S. are also entering into a Shareholders’ Agreement (the “Shareholders’ Agreement”).

C.         In connection with the Completion, the Company desires to grant to the Shareholder certain registration rights in the United States with respect to the Company Shares issued to GE Ireland 1, GE Ireland 2 and GE U.S. pursuant to the Transaction Agreement.

D.          Capitalized terms used in this Agreement are used as defined in Section 12.

Now, therefore, the parties hereto agree as follows:

1.       Demand Registrations.

(a)    Short-Form Registration.  After the date that is 210 days after the Completion Date, so long as the Shareholder or any Investor holds Company Shares and such shares are Registrable Securities and so long as the Company is eligible to use Form F-3 or, if at such time the Company is not a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act, Form S-3 (or a comparable form) for the registration of the Company Shares, the Shareholder may make one or more Registration Requests covering all or a portion of the Registrable Securities held by it and the Investors pursuant to a shelf registration for the sale or distribution of Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration”). Any Shelf Registration shall provide for the resale of the Company Shares from time to time in the United States by and pursuant to any method or combination of methods legally available to the Shareholder and the Investors (including, without limitation, an underwritten offering, a direct sale to purchasers, a sale to or through brokers, dealers or agents, a sale over the internet, block trades, derivative

2

transactions with third parties, sales in connection with short sales and other hedging transactions). The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Shelf Registration Statement in accordance with the intended methods of disposition by the Shareholder and the Investors thereof.

(b)     Other Demand Registration.  After the date that is 210 days after the Completion Date, so long as the Shareholder or any Investor holds Company Shares and such shares are Registrable Securities, if the Company is not eligible to use Form F-3 or Form S-3 (or a comparable form) for the registration of the Company Shares, the Shareholder may make one or more Registration Requests other than pursuant to a Shelf Registration covering all or a portion of the Registrable Securities held by it and the Investors pursuant to the Securities Act. The Company shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Shareholder and the Investors thereof.

(c)      The Company, within thirty (30) days of the date on which the Company receives a Registration Request given by the Shareholder in accordance with Section 1(a) or Section 1(b) hereof, will file with the Commission, and the Company will thereafter use commercially reasonable efforts to cause to be declared effective as promptly as practicable, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the total number of Registrable Securities specified by the Shareholder in such Registration Request (it being agreed that the Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act if Rule 462(e) is available to the Company); provided, however, that the Company shall not be obligated to give effect to any Registration Request if, in the Company’s reasonable judgment, it is not feasible for the Company to proceed with such registration because of the unavailability of audited or other required financial statements of the Company or any other Person; provided that the Company shall use its commercially reasonably efforts to obtain such financial statements as promptly as practicable.

(d)      The Company will use commercially reasonable efforts to keep each Shelf Registration Statement filed pursuant to this Section 1 continuously effective and usable for the resale of the Registrable Securities covered thereby (including by renewing or refiling upon expiration) until the earlier of (i) to the extent applicable, the expiration date contemplated by Rule 415(a)(5) under the Securities Act after giving effect to the grace period contemplated thereby and (ii) the date on which all of the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement; provided that, if on the third (3rd) anniversary date of the effectiveness of a Shelf Registration Statement, Registrable Securities covered by such Shelf Registration Statement remain unsold, the Company shall re-file such Shelf Registration Statement (or file a new Shelf Registration Statement) upon its expiration and keep such re-filed (or new) Shelf Registration Statement effective and usable for the aforesaid period. The time period for which the Company is required to maintain the

3

effectiveness of any Registration Statement is hereinafter referred to as the “Effectiveness Period”.

(e)     After the date that is 270 days after the Completion Date, at any time that any Shelf Registration is effective, if the Shareholder delivers a notice to the Company (a “Take-Down Notice”) stating that it (or any Investor) intends to effect an underwritten offering or distribution of all or part of its or their Registrable Securities included by it (or any Investor) on any Shelf Registration (a “Shelf Offering”) and stating the number of the Registrable Securities to be included in the Shelf Offering, then the Company shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering. In connection with any Shelf Offering, if the managing underwriter(s) advise the Shareholder and the Investors in writing that in its or their view the total number or dollar amount of Registrable Securities proposed to be sold in such offering is such as to adversely affect the success of such offering, the managing underwriter(s) may limit the number of shares which would otherwise be included in such offering in the same manner as is described in Section 1(h). The Company will pay all Registration Expenses incurred in connection with any registration or underwritten offering requested in accordance with this Agreement.

(f)      Selection of Underwriters.  If the Shareholder or the Investors intend to distribute the Registrable Securities covered by any Registration Request or Take-Down Notice by means of an underwritten offering, the Shareholder will so advise the Company as a part of the Registration Request or Take-Down Notice. Subject to the last sentence of this Section 1(f), the Shareholder shall have the right to cause the Company to effect up to three (3) such underwritten offerings in any 12-month period pursuant to a Registration Request or Take-Down Notice. In connection with any such underwritten offering, (i) if there are less than five total joint book-running managing underwriters, the Company will have the right to appoint one such joint book-running managing underwriter, and (ii) if there are five or more total joint book-running managing underwriters, the Company will have the right to appoint two such joint book-running managing underwriters, and in each case the Shareholder will have the right to appoint the remaining joint book-running managing underwriters; provided that each of the joint book-running managing underwriters appointed pursuant hereto will have equally shared responsibilities and economics, including for investor meetings and allocating the order book with all other joint book-running managing underwriters. In such an underwritten offering, the Shareholder and any Investor which holds Registrable Securities which are to be sold in such offering (together with the Company) will enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering. If the Shareholder disapproves of the terms of the underwriting, the Shareholder may elect to withdraw therefrom (which withdrawal will also constitute a withdrawal by all Investors) by written notice to the Company and the joint book-running managing underwriters; provided, however, that such attempted offering will count as one of the Shareholder’s three (3) underwritten offerings described above. Notwithstanding anything in this Agreement to the contrary, an attempted offering will not count as one of the Shareholder’s three (3) underwritten offerings described above if the Shareholder’s decision to withdraw from, terminate, abandon or cancel such offering results from or arises out of an action by the Company that could reasonably be expected to adversely

4

affect the timing, marketability or offering price of the securities contemplated to have been offered in such registration.

(g)      Restrictions on Underwritten Offerings.  Notwithstanding anything in this Section 1 to the contrary, the Shareholder and the Investors may not make, and the Company will not be obligated to effect, an underwritten offering unless the reasonably anticipated aggregate gross proceeds of such underwritten offering are at least $100,000,000 (unless the Shareholder and the Investors are proposing to sell all of their remaining Company Shares). In addition, the Shareholder and the Investors may not without the Company’s prior written consent:

(i)        launch any offering within 120 days of any other underwritten offering of Registrable Securities by the Shareholder or any Investor; and

(ii)       offer or sell in any offering (including, if applicable, pursuant to the exercise of any over-allotment or “green shoe” option) any Registrable Securities that would represent more than 16% of the outstanding Company Shares at the time of such offering.

(h)      Priority on Demand Registrations.  The Company will not include in any underwritten registration pursuant to Section 1 any securities that are not Registrable Securities without the prior written consent of the Shareholder and each Investor. If the managing underwriter(s) advise the Shareholder and the Investors in writing that in its or their opinion the number of Registrable Securities (and, if permitted hereunder, other securities requested to be included in such offering) exceeds the number of securities that can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such offering only such number of securities that can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, Registrable Securities of the Shareholder or any Investor and (ii) second, any other securities of the Company that have been requested to be so included. Notwithstanding the foregoing, no employee of the Company or any subsidiary thereof will be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of any offering that is not underwritten, a nationally recognized investment banking firm) determines in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

2.        Restrictions on Demand Registration.

(a)      Right to Defer or Suspend Registration.  In the event that the Company determines in good faith that any one or more of the following circumstances exist, the Company may, at its option, (x) defer any registration of Registrable Securities in response to a Registration Request or (y) require the Shareholder and the Investors to suspend any offerings of Registrable Securities pursuant to a Registration Statement for the periods specified:

5

(i)          if the Company is subject to any of its customary suspension or blackout periods, for all or part of such period;

(ii)      if any offering would occur during the period commencing 15 days prior to any scheduled investor day presentation and ending two days after the furnishing to the Commission of the Form 6-K or Form 8-K reporting the substance of such investor day presentation, for the duration of such period;

(iii)       for not more than sixty (60) days in the aggregate in any 180-day period, if the Company believes that an offering would require the Company, under applicable securities laws and other laws, to make disclosures of material non-public information that would not otherwise be required to be disclosed at that time and the Company believes in good faith that such disclosures at that time would not be in the Company’s best interests; provided that this exception shall continue to apply only during the time that such material non-public information has not been disclosed and remains material; provided, further, that upon disclosure of such material non-public information, the Company shall (x) notify the Shareholder and the Investors whose Registrable Securities are included in the Registration Statement; (y) terminate any deferment or suspension it has put into effect; and (z) take such actions necessary to permit registered sales of Registrable Securities as required or contemplated by this Agreement, including, if necessary, the preparation and filing of a post-effective amendment or prospectus supplement so that the Registration Statement and any prospectus forming a part thereof will not include an untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading; and

(iv)      for not more than sixty (60) days in the aggregate in any 180-day period, if the Company is pursuing a primary underwritten offering of Company Shares pursuant to a Registration Statement; provided, however, that the Shareholder and the Investors shall have Piggyback Registration rights with respect to such primary underwritten offering in accordance with and subject to the restrictions set forth in Section 3.

(b)      In addition, the Company shall have the right, exercisable at its option, once in any 12-month period, to (x) defer any registration of Registrable Securities, including the exercise of Piggyback Registration rights in accordance with and subject to the restrictions set forth in Section 3, in response to a Registration Request, or (y) require the Shareholder and the Investors to suspend any offerings of Registrable Securities pursuant to a Registration Statement for a period of not more than sixty (60) days from the date of receipt of notice of such deferral or suspension, in each case, if the Company elects at such time to offer Company Shares or Company Share equivalents in order to:

(i)          fund a merger, third party tender offer or exchange offer or other business combination, acquisition of assets or similar transaction; or

(ii)         meet rating agency and other capital funding requirements.

6

(c)     Limitation on Deferrals and Suspensions.  The Company shall not be permitted to defer registration or require the Shareholder and the Investors to suspend an offering pursuant to this Section 2 if the duration of all such deferrals or suspensions would for any individual reason exceed sixty (60) consecutive days or if the duration of all such deferrals or suspensions would in the aggregate exceed one hundred twenty (120) days in any 12-month period.

(d)     If the Company defers any registration of Registrable Securities in response to a Registration Request or Take-Down Notice or requires the Shareholder or the Investors to suspend any offering of Registrable Securities, the Shareholder and the Investors shall be entitled to withdraw such Registration Request or such Take-Down Notice, as the case may be, and if it does so, such request shall not be treated for any purpose as an exercise of a Registration Request or the delivery of a Take-Down Notice pursuant to Section 1 of this Agreement and, for the avoidance of doubt, such offering will not count as one of the three (3) underwritten offerings described in Section 1(f) of this Agreement.

3.        Piggyback Registrations.

(a)      Right to Piggyback.  After the date that is 270 days after the Completion Date, whenever the Company proposes to register any of its securities (other than a registration pursuant to Section 1, relating solely to employee benefit plans, or relating solely to the sale of debt or convertible debt instruments) and the registration form to be filed may be used for the registration or qualification for distribution of Registrable Securities, the Company will give written notice at least fifteen (15) days before the anticipated filing date to the Shareholder and the Investors of its intention to effect such a registration and will include in such registration all Registrable Securities held by the Shareholder and the Investors with respect to which the Company has received from the Shareholder or the Investors a written request for inclusion therein within ten (10) days after the date of the Company’s notice (a “Piggyback Registration”). If the Shareholder or any Investor has made such a written request, it may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, on or before the fifth (5th) day prior to the planned effective date of such Piggyback Registration. The Company may terminate or withdraw any registration under this Section 3 prior to the effectiveness of such registration, whether or not the Shareholder or any Investor has elected to include Registrable Securities in such registration, and, except for the obligation to pay Registration Expenses pursuant to Section 3(c), the Company will have no liability to the Shareholder or any Investor in connection with such termination or withdrawal.

(b)      Underwritten Registration.  If the registration referred to in Section 3(a) is proposed to be underwritten, the Company will so advise the Shareholder and the Investors as a part of the written notice given pursuant to Section 3(a). In such event, the right of the Shareholder and the Investors to registration pursuant to this Section 3 will be conditioned upon the Shareholder’s or such Investor’s participation in such underwriting and the inclusion of the Shareholder’s or such Investor’s Registrable Securities in the underwriting, and the Shareholder and any Investor which holds Registrable Securities which are to be sold in such offering will (together with the Company and any other holders distributing

7

their securities through such underwriting) enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering by the Company. If the Shareholder or an Investor disapproves of the terms of the underwriting, the Shareholder or such Investor may elect to withdraw therefrom (which withdrawal, in the case of the Shareholder, will also constitute a withdrawal by all of its affiliated Investors) by written notice to the Company and the managing underwriter(s).

(c)      Piggyback Registration Expenses.  The Company will pay all Registration Expenses in connection with any Piggyback Registration, whether or not any registration or prospectus becomes effective or final.

(d)     Priority on Primary Registrations.  If a Piggyback Registration relates to an underwritten primary offering on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of such offering, the Company will include in such registration or prospectus only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities the Company proposes to sell and (ii) second, the Registrable Securities requested to be included in such registration by the Shareholder or any Investor and other securities requested to be included in such registration, pro rata among the holders of Registrable Securities and other securities on the basis of the number of securities owned by each such holder. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

(e)      Priority on Secondary Registrations.  If a Piggyback Registration relates to an underwritten secondary registration on behalf of other holders of the Company’s securities, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold without adversely affecting the marketability of the offering, the Company will include in such registration only such number of securities that in the opinion of such underwriters can be sold without adversely affecting the marketability of the offering, which securities will be so included in the following order of priority: (i) first, the securities requested to be included therein by the holders requesting such registration and (ii) second, the Registrable Securities requested to be included in such registration by the Shareholder or any Investor and other securities requested to be included in such registration, pro rata among the holders of Registrable Securities and other securities on the basis of the number of securities owned by each such holder. Notwithstanding the foregoing, any employee of the Company or any subsidiary thereof will not be entitled to participate, directly or indirectly, in any such registration to the extent that the managing underwriter(s) (or, in the case of an offering that is not underwritten, a nationally recognized investment banking firm) will determine in good faith that the participation of

8

such employee in such registration would adversely affect the marketability or offering price of the securities being sold in such registration.

4.        Holdback Agreement.

(a)      If (i) during the Effectiveness Period, the Company shall file a Registration Statement (other than in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act) with respect to an underwritten public offering of Company Shares or securities convertible into, or exchangeable or exercisable for, Company Shares, (ii) with reasonable prior notice, the managing underwriter or underwriters advises the Company in writing (in which case the Company shall notify the Shareholder and the Investors) that a public sale or distribution of Registrable Securities would materially adversely impact such offering and (iii) the underwriter or underwriters have obtained written holdback agreements from the Company, each executive officer of the Company and each other person who has been granted registration rights by the Company, then the Shareholder and each Investor shall, if requested by the Company and the managing underwriter or underwriters, to the extent not inconsistent with applicable law, refrain from effecting any public sale or distribution of Registrable Securities, without the prior written consent of the Company and the managing underwriter or underwriters, during the ten (10) days prior to the effective date of such Registration Statement and until the earliest of (A) sixty (60) days from the effective date of such Registration Statement; provided that if the managing underwriter or underwriters, in its or their reasonable judgment, advises the Company that a period of sixty (60) days from the effective date is too short, this sixty (60) day period may be extended by the Company at the direction of the managing underwriter or underwriters by up to an aggregate of thirty (30) additional days or (B) the abandonment of such offering. Notwithstanding the foregoing, the obligations of the Shareholder and each Investor under this Section 4 in respect of any such offering shall terminate in the event that the Company or any underwriter terminates, releases or waives, in whole or in part, the holdback agreements with respect to the Company, any executive officer of the Company or any such other person who has been granted registration rights by the Company in respect of such offering; and

(b)     The Company, if requested in writing by the managing underwriter or underwriters in connection with an underwritten public offering of Registrable Securities by the Shareholder or any Investor, shall not make any public sale or other distribution of Company Shares or securities convertible into, or exercisable or exchangeable for, Company Shares (other than offerings in connection with the registration of securities issuable pursuant to an employee stock option, stock purchase or similar plan or pursuant to a merger, exchange offer or a transaction of the type specified in Rule 145(a) under the Securities Act) during the ten (10) days prior to the pricing date of such underwritten public offering and until the earliest of (A) sixty (60) days from the pricing date of such underwritten public offering; provided that if the managing underwriter or underwriters, in its or their reasonable judgment, advises the Shareholder that a period of sixty (60) days from the pricing date is too short, this sixty (60) day period may be extended by the

9

Shareholder at the direction of the managing underwriter or underwriters by up to an aggregate of thirty (30) additional days or (B) the abandonment of such offering.

5.      Registration Procedures.  In connection with the registration obligations of the Company pursuant to and in accordance with Section 1, the Company will use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof. Without limiting the generality of the foregoing, the Company will, as expeditiously as possible:

(a)      prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, subject to Section 1(c) of this Agreement, make all required filings with FINRA and thereafter use commercially reasonable efforts to cause such Registration Statement to become effective upon filing but in any event not later than thirty (30) days after the filing of such Registration Statement; provided that before filing a Registration Statement or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act that are incorporated or deemed to be incorporated by reference into the Registration Statement), the Company will furnish to the Shareholder copies of all documents proposed to be filed. If the Shareholder informs the Company in writing within five Business Days that it has any objections to the filing of such Registration Statement, amendment or supplement, the Company will not file such Registration Statement, amendment or supplement prior to the date that is five Business Days from the date the Shareholder received such document. The Company will not file any Registration Statement or amendment or supplement to such Registration Statement to which the Shareholder will have reasonably objected in writing on the grounds that (and explaining why) such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

(b)     prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than the Effectiveness Period or, if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (ii) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the Shareholder or any Investor, as applicable, set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Shareholder and any Investor, as applicable, set forth in such Registration Statement;

(c)    furnish to the Shareholder and any Investors participating in a disposition pursuant to such Registration Statement, without charge, such number of conformed copies of such Registration Statement and of each post-effective amendment thereto, and deliver, without charge, such number of copies of each preliminary prospectus, final prospectus,

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all exhibits and other documents filed therewith and such other documents as the Shareholder and such Investors may reasonably request including in order to facilitate the disposition of their Registrable Securities;

(d)    use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Shareholder reasonably requests in writing (provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e)      promptly notify the Shareholder and any Investors participating in a disposition pursuant to such Registration Statement, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, prepare and furnish to the Shareholder and such Investors a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(f)      promptly notify the Shareholder and any Investors participating in a disposition pursuant to such Registration Statement (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for such purpose, (iv) of the receipt by the Company or its legal counsel of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (v) the happening of any event that requires the Company to make changes in any effective Registration Statement or the prospectus related to such Registration Statement necessary to make the statements in such Registration Statement not misleading or the statements in such prospectus not misleading in light of the circumstances in which they were made (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made);

(g)     use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange, if any, on which similar securities issued by the Company are then listed or, if no similar securities issued by the Company are then listed on any securities exchange, use commercially reasonable efforts to cause all such

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Registrable Securities to be listed on such securities exchange reasonably selected by the Company;

(h)      enter into such customary agreements (including underwriting agreements in form, scope and substance as is customary in underwritten offerings) and take all such appropriate and reasonable other actions as the Shareholder or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(i)      if such offering is an underwritten offering, make available for inspection by the Shareholder and any Investor or underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Shareholder, such Investors or any such underwriter, all financial and other records and pertinent corporate documents of the Company as will be reasonably necessary to enable them to exercise their due diligence responsibilities, provided that each of the Shareholder, any such Investor, any such underwriter and any attorney, accountant or other agent retained by the Shareholder, any such Investor or any such underwriter will enter into a confidentiality agreement reasonably satisfactory to the Company;

(j)     otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(k)      in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use commercially reasonable efforts promptly to obtain the withdrawal of such order at the earliest practicable time;

(l)     enter into such agreements and take such other actions as the Shareholder or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such number of “road shows”, and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition, including, as the underwriters reasonably request, making members of senior management of the Company, as would customarily participate in “road show” and other customary marketing activities for an offering by the Company comparable to such offering in size and type of securities offered, cooperate with the managing underwriters or underwriter and make themselves available to participate on a reasonable basis in “road show” and other customary marketing activities in such locations (domestic and foreign) as recommended by the managing underwriters or underwriter (including one-on-one meetings with prospective purchasers of the Registrable Securities);

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(m)    if such offering is an underwritten offering, use commercially reasonable efforts to obtain one or more comfort letters, addressed to the underwriters, the Shareholder and the Investors participating in any such offering (provided that the Company’s independent public accountants will address a comfort letter to the Shareholder and such Investors), dated the effective date of, or the date of the final receipt issued for such Registration Statement (the date of the closing under the underwriting agreement for such offering), signed by the Company’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters in underwritten offerings;

(n)      if such offering is an underwritten offering, use commercially reasonable efforts to provide legal opinions of the Company’s outside counsel, addressed to the underwriters, dated the effective date of, or the date of the final receipt issued for, such Registration Statement (the date of the closing under the underwriting agreement for such offering), each amendment and supplement thereto, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(o)     make available to the Shareholder and the Investors participating in a disposition pursuant to such Registration Statement each item of correspondence from the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange) and each item of correspondence written by or on behalf of the Company to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, other than, in each case, any item of correspondence relating to any reports delivered or required to be delivered under the Exchange Act whether or not in connection with such Registration Statement; and

(p)     use commercially reasonable efforts to procure the cooperation of the Company’s transfer agent in settling any Transfer of Registrable Securities, including with respect to the transfer of any physical stock certificates representing common stock into book-entry form in accordance with any procedures reasonably requested by the Shareholder or the Investors or the underwriters.

The Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to the Shareholder or any Investor by name, or otherwise identifies the Shareholder or any Investor as the holder of any securities of the Company, without the consent of the Shareholder or such Investor (any such consent, in the case of the Shareholder, to be binding on all of its affiliated Investors), such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by applicable law.

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The Company may require the Shareholder and any Investor to furnish the Company with such information regarding the Shareholder and such Investor pertinent to the disclosure requirements relating to the registration and the distribution of any securities as the Company may from time to time reasonably request in writing. If within 20 days of the receipt of a written request from the Company, the Shareholder or any Investor fails to provide to the Company any information relating to the Shareholder or such Investor, as applicable, that is required by applicable law to be disclosed in the Registration Statement, the Company may exclude the Shareholder’s and such Investor’s, as applicable, Registrable Securities from such Registration Statement (and, in the case of the Shareholder, shall not be obligated to file such Registration Statement).

The Shareholder and the Investors agree that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(e), 5(f)(ii) or 5(f)(iii) hereof, each of the Shareholder and the Investors shall discontinue, and each shall cause each of its affiliated Investors to discontinue, disposition of any Registrable Securities covered by such Registration Statement or the related prospectus until receipt of the copies of the supplemented or amended prospectus contemplated by Section 5(c) hereof, which supplement or amendment shall be prepared and furnished as soon as reasonably practicable, or until the Shareholder and the Investors are advised in writing by the Company that the use of the applicable prospectus may be resumed, and has received copies of any amended or supplemented prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such prospectus (such period during which disposition is discontinued being an “Interruption Period”) and, if requested by the Company, each of the Shareholder and the Investors shall use its commercially reasonable efforts to return to the Company all copies then in its possession or in the possession of any of its affiliated Investors, other than permanent file copies then in such holder’s possession, of the prospectus covering such Registrable Securities at the time of receipt of such request. As soon as practicable after the Company has determined that the use of the applicable prospectus may be resumed, the Company will notify the Shareholder and the Investors participating in such disposition. In the event the Company invokes an Interruption Period hereunder and in the reasonable discretion of the Company the need for the Company to continue the Interruption Period ceases for any reason, the Company shall, as soon as reasonably practicable, provide written notice to the Shareholder and the Investors participating in such disposition that such Interruption Period is no longer applicable. Notwithstanding anything in this paragraph to the contrary, no Interruption Period shall exceed sixty (60) days and, in any 12-month period, no more than one hundred twenty (120) days in the aggregate may be part of an Interruption Period.

6.        Registration Expenses.

(a)     All expenses incidental to the Company’s performance of or compliance with this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company, all independent certified public accountants, underwriters and other Persons retained by the Shareholder and any of its affiliated Investors, including the reasonable fees and expenses of one counsel to represent the Shareholder and the Investors

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selected by the Shareholder, and all transportation and other expenses incurred by or on behalf of the Shareholder, any affiliated Investor, the Company or any underwriters, or any of their representatives, in connection with “roadshow” presentations and the holding of meetings with potential investors to facilitate the distribution and sale of the Registrable Securities (all such expenses, “Registration Expenses”), will be borne as provided in this Agreement, except that the Company will, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review, the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the New York Stock Exchange.

(b)    Selling Expenses will be borne by the Shareholder and the Investors, as applicable.

7.      Indemnification.

(a)     The Company agrees to indemnify and hold harmless, and hereby does indemnify and hold harmless, the Shareholder and the Investors, their affiliates and their respective directors, officers, employees and partners and each Person who controls the Shareholder and the Investors (within the meaning of the Securities Act) against, and pay and reimburse the Shareholder and the Investors, affiliate, director, officer, employee or partner or controlling Person for any losses, claims, damages, liabilities, joint or several, to which the Shareholder and the Investors or any such affiliate, director, officer, employee or partner or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading and the Company will pay and reimburse the Shareholder and the Investors and each such affiliate, director, officer, employee, partner and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the Company will not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company by the Shareholder or any Investor expressly for use therein. In connection with an underwritten offering, the Company, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the

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Securities Act) to the same extent as provided above with respect to the indemnification of the Shareholder and the Investors.

(b)      In connection with any Registration Statement in which the Shareholder or any Investor is participating, the Shareholder and each such Investor, as applicable, will furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or prospectus and will, severally and not jointly (except that the indemnity from affiliated Investors (or the Shareholder and its affiliated Investors) shall be joint), indemnify and hold harmless the Company, its directors and officers, each underwriter and each other Person who controls the Company or such underwriter (within the meaning of the Securities Act) against any losses, claims, damages, liabilities, joint or several, to which the Company or any such director or officer, any such underwriter or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company by the Shareholder or such Investor, as applicable, expressly for use therein, and the Shareholder or such Investor, as applicable, will reimburse the Company and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the obligation to indemnify and hold harmless will be limited to the net amount of proceeds received by the Shareholder or such Investor, as applicable, from the sale of Registrable Securities pursuant to such Registration Statement.

(c)      Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

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(d)     The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e)      If the indemnification provided for in this Section 7 is legally unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations. The relative fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the foregoing, the amount the Shareholder or any Investor will be obligated to contribute pursuant to this Section 7(e) will be limited to an amount equal to the proceeds received by the Shareholder or such Investor (in each case together with its affiliated Investors), as applicable, in respect of the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Shareholder or such Investor (in each case together with its affiliated Investors), as applicable, has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities).

8.        Participation in Underwritten Registrations.

(a)      Neither the Shareholder nor any Investor may participate in any registration hereunder that is underwritten unless each of the Shareholder and any such Investor (i) completes and executes all customary questionnaires, powers of attorney, underwriting agreements and other customary documents reasonably required under the terms of such underwriting arrangements and (ii) cooperates with the Company’s requests in connection with such registration or qualification (it being understood that the Company’s failure to perform its obligations hereunder, which failure is caused by the Shareholder’s or any Investor’s failure to cooperate, will not constitute a breach by the Company of this Agreement).

(b)     To the extent that the Shareholder or any Investor is participating in any registration hereunder, the Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 5(e) above, each of the Shareholder and the Investors will, and each will cause each of its affiliated Investors to, forthwith discontinue the disposition of its Registrable Securities pursuant to the

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Registration Statement until the Shareholder and such Investors receive copies of a supplemented or amended prospectus as contemplated by such Section 5(e).

9.        Rule 144 and 144A Reporting.

(a)     With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company agrees to use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act and keep public information available at any time when the Company is subject to such reporting requirements.

Upon request of the Shareholder or the Investors, the Company will deliver to the Shareholder and the Investors a written statement as to whether it has complied with such informational and reporting requirements and will, within the limitations of the exemptions provided by Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission, instruct the transfer agent to remove the restrictive legend affixed to any Company Shares to enable such shares to be sold in compliance with Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission.

(b)     For purposes of facilitating sales pursuant to Rule 144A, so long as the Company is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Shareholder, each Investor and any prospective purchaser of the Shareholder’s or any Investor’s securities will have the right to obtain from the Company, upon written request of the Shareholder or such Investor prior to the time of sale, a copy of the most recent annual or quarterly report of the Company, and such other reports and documents that the Company would have been required to file if the Company were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act as the Shareholder, the Investors or prospective purchaser may reasonably request in writing in availing itself of any rule or regulation of the Commission allowing the Shareholder or any Investor, as applicable, to sell any such securities without registration.

10.     Term.  This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the written consent of the parties hereto or their respective successors in interest, (b) the date on which no Registrable Securities remain outstanding and (c) the dissolution, liquidation or winding up of the Company.

11.      Governing Law, Consent to Jurisdiction, Waiver of Jury Trial.

(a)      This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement (each, a “Transaction Dispute”), will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving

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effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The parties expressly acknowledge and agree that (i) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the parties, the Transaction and the interpretation and enforcement of the rights and duties of the parties hereunder and (ii) the parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the parties, the transactions contemplated by this Agreement and the interpretation and enforcement of the rights and duties of the parties hereunder.

(b)      Any Transaction Dispute will exclusively be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts.  In that context, and without limiting the generality of the foregoing, each party irrevocably and unconditionally: (i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any Transaction Dispute and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any Transaction Dispute shall be heard and determined in such courts and (ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any Transaction Dispute.  The foregoing consent to jurisdiction will not constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Transaction Dispute.

(c)     To the maximum extent permitted by Law, each party irrevocably and unconditionally waives any right to trial by jury in any forum in respect of any Transaction Dispute and covenants that neither it nor any of its Affiliates or Representatives will assert (whether as plaintiff, defendant or otherwise) any right to such trial by jury.  Each party certifies and acknowledges that (i) such party has considered the implications of this waiver, (ii) such party makes this waiver voluntarily and (iii) such waiver constitutes a material inducement upon which such party is relying and will rely in entering into the Transaction Documents.  Each party may file an original counterpart or a copy of this Section 11 with any court as written evidence of the consent of each party to the waiver of its right to trial by jury.

12.       Defined Terms.  Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” has the meaning set forth in the Transaction Agreement.

“Agreement” has the meaning set forth in the preamble.

“Commission” means the United States Securities and Exchange Commission or any other federal agency administering the Securities Act.

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“Company” has the meaning set forth in the preamble.

“Company Shares” has the meaning set forth in the preamble.

“Completion” has the meaning set forth in the Transaction Agreement.

“Completion Date” has the meaning set forth in the Transaction Agreement.

“Effectiveness Period” has the meaning set forth in Section 1(d).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Interruption Period” has the meaning set forth in Section 5.

“Investor” means (i) any Person that is an “Investor” under the Shareholders’ Agreement and (ii) any other Person that is assigned rights under this Agreement pursuant to Section 13(f) to the extent such rights are assigned thereunder, except that for purposes of this Agreement, references to “Investor” will exclude the Shareholder.

“Law” has the meaning set forth in the Transaction Agreement.

“Nine Month Restricted Period” has the meaning set forth in the Shareholders’ Agreement.

“Permitted Transferees” has the meaning set forth in the Shareholders’ Agreement.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

“Piggyback Registration” has the meaning set forth in Section 3(a).

“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which the Shareholder notifies the Company of its or any Investor’s intention to offer Registrable Securities.

“Registrable Securities” means (i) the Company Shares initially issued to GE Ireland 1, GE Ireland 2 and GE U.S. pursuant to the Transaction Agreement or (ii) any equity securities issued or issuable directly or indirectly with respect to the securities referred to in the foregoing clause (i) by way of conversion or exchange thereof or share

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dividend or share split or in connection with a combination of shares, recapitalization, reclassification, merger, amalgamation, arrangement, consolidation or other reorganization. As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (x) they have been effectively registered or qualified for sale by a prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering such securities or (y) they have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from registration under the Securities Act. For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Registration Expenses” has the meaning set forth in Section 6(a).

“Registration Request” means a request by the Shareholder for the registration under the Securities Act of the Registrable Securities held by it and the Investors pursuant to Section 1 of this Agreement.

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Representative” has the meaning set forth in the Transaction Agreement.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Shareholder” has the meaning set forth in the preamble.

“Shelf Offering” has the meaning set forth in Section 1(e).

“Shelf Registration” has the meaning set forth in Section 1(a).

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form F-3 or Form S-3 (or any successor form or

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other appropriate form under the Securities Act) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) covering the Registrable Securities.

“Shareholders’ Agreement” has the meaning set forth in the preamble.

“Take-Down Notice” has the meaning set forth in Section 1(e).

“Transfer” has the meaning set forth in the Shareholders’ Agreement.

“Transaction” has the meaning set forth in the Transaction Agreement.

“Transaction Agreement” has the meaning set forth in the preamble.

“Transaction Dispute” has the meaning set forth in Section 11(a).

13.       Miscellaneous.

(a)       No Inconsistent Agreements.  The Company will not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Shareholder or the Investors in this Agreement. For a period of thirty months after the Completion Date, the Company shall not grant to any Person the right to require the Company to register any equity securities of the Company, or any securities convertible or exchangeable into or exercisable for such securities, without the approval of the Shareholder, not to be unreasonably withheld or delayed; provided that this sentence will be of no further force and effect if, at any time prior to the commencement of the Nine Month Restricted Period, the Company irrevocably waives in writing the requirement set forth in Section 1(g)(ii).

(b)      Adjustments Affecting Registrable Securities.  The Company will not on its own initiative, except to the extent required by applicable law or an enforceable court order, propose any of the following actions to be taken by the general meeting of shareholders, after the date of this Agreement with respect to the Company Shares as a class if such actions would materially and adversely affect the ability of the Shareholder or the Investors to include the Registrable Securities in a registration undertaken pursuant to this Agreement: (i) implementing transfer restrictions on the Company Shares, (ii) implementing limits on dispositions of the Company Shares, (iii) adopting restrictions on the nature of transferees of the Company Shares or (iv) implementing or adopting any similar restrictions or limitations with respect to the transfer of Company Shares in violation of the terms of this Agreement or the Shareholders’ Agreement. For the avoidance of doubt, any actions which occur by operation of law, pursuant to an enforceable court order or are taken by the general meeting of shareholders (and not initiated by the Board of Directors of the Company), whether or not pursuant to articles 2:110 or 2:114A of the Dutch Civil Code, shall not be deemed to be a violation of this Section 13(b).

(c)     Dilution.  If, from time to time, there is any change in the capital structure of the Company by way of a split, dividend, combination or reclassification, or through a merger, consolidation, reorganization or recapitalization, or by any other means,

22

appropriate adjustment shall be made in the provisions hereof so that the rights and privileges granted hereby shall continue.

(d)      Remedies.  The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement, provided that neither the Shareholder nor any Investor will have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company, other than a Registration Statement filed pursuant to this Agreement in response to a Registration Request.

(e)      Amendments and Waivers.  Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and the Shareholder. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(f)       Assignment of Registration Rights.  The rights of the Shareholder and any Investor to registration of all or any portion of its Registrable Securities pursuant to this Agreement may be assigned by the Shareholder or such Investor to any Permitted Transferee or any other Person to whom Registrable Securities are permitted to be Transferred in accordance with the Shareholders’ Agreement (to the extent of the Registrable Securities Transferred) as long as (i) the Shareholder or such Investor, within ten (10) days after such Transfer (in the case of a Transfer to a Permitted Transferee) or upon such Transfer (in the case of a Transfer to any other Person), furnishes to the Company written notice of the Transfer to such Permitted Transferee or other Person, (ii) such Permitted Transferee or other Person agrees, following such Transfer (in the case of a Transfer to a Permitted Transferee) or upon such Transfer (in the case of a Transfer to any other Person), to be subject to all applicable restrictions and obligations set forth in this Agreement, and executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company (including notice information for the purposes of Section 13(m)) and (iii) in the case of a Transfer to a Person that is not a Permitted Transferee, such Person immediately following the Transfer beneficially owns at least 1% of the then-outstanding Company Shares.  Upon satisfaction of clauses (i), (ii) and, if applicable, (iii) of the immediately preceding sentence, the applicable Permitted Transferee or other Person shall be the beneficiary of all or a portion of the rights of the Shareholder or such Investor, and subject to all restrictions and obligations applicable to the Shareholder or such Investor pursuant to this Agreement, to the same extent as the Shareholder or such Investor; provided, however, that in the case of any assignment of rights to a Person that is not a Permitted Transferee, (1) such Person shall not become the beneficiary of any rights under Section 1 or 2 of this Agreement (except Section 2(a)(iv) in respect of Piggyback Registration rights) and, for the avoidance of doubt, shall not have the right to make a Registration Request or deliver a Take Down Notice (but such Person’s rights under Section 3 shall apply with respect to any Registration Request or Take Down Notice made by the Shareholder or any Permitted Transferee pursuant to Section 1), (2) all rights,

23

restrictions and obligations assigned to, or assumed by, such Person pursuant to this Section 13(f) shall automatically terminate on the date on which the Shareholder and its affiliated Investors (taken together) beneficially own less than 5% of the then-outstanding Company Shares and (3) such assignment shall not be permitted under this Section 13(f) if such assignment would create an incremental material burden to the Company.

(g)      Successors and Assigns.  Except as provided in Section 13(f) hereof, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto. Subject to the preceding sentence, this Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns. If any of the Registrable Securities is converted into or exchanged or substituted for other securities issued by any other Person, as a condition to the effectiveness of the merger, consolidation, reclassification, share exchange or other transaction pursuant to which such conversion, exchange, substitution or other transaction takes place, such other Person shall become bound hereby with respect to such other securities which shall constitute Registrable Securities.

(h)     Conversion of Other Securities.  If the Shareholder or any Investor offers Registrable Securities by forward sale, or by an offering (directly or by entering into a derivative transaction with a broker-dealer or other financial institution) of any options, rights, warrants or other securities that are offered with, convertible into or exercisable or exchangeable for any Registrable Securities, the Registrable Securities subject to such forward sale or underlying such options, rights or warrants or other securities shall be eligible for registration pursuant to this Agreement.

(i)       Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(j)       Counterparts.  This Agreement may be executed simultaneously in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

(k)      Descriptive Headings.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(l)      Entire Agreement.  This Agreement and the Shareholders’ Agreement constitute the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

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(m)     Notices.  All notices, demands or other communications to be given or delivered under or by reason of the provisions of this Agreement will be in writing and will be deemed to have been given when personally delivered or received by certified mail, return receipt requested, or sent by guaranteed overnight courier service. Such notices, demands and other communications will be sent to the Company, the Shareholder and the Investors in the manner and at the addresses set forth in the Shareholders’ Agreement.

[Remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

GENERAL ELECTRIC COMPANY

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

AERCAP HOLDINGS N.V.

By:
Name:
Title:

[Signature Page to Registration Rights Agreement]

EXHIBIT C

[AerCap Issuer]
[Description of Securities]
NOTEHOLDER AGREEMENT1

Dated as of [●]

1 Only to be entered into at Completion if AerCap elects to issue AerCap Notes to GE.

1.	Transfer Restrictions.	2
2.	Demand Registrations.	3
3.	Restrictions on Demand Registration.	5
4.	Registration Procedures	6
5.	Registration Expenses.	11
6.	Indemnification.	11
7.	Participation in Underwritten Registrations.	13
8.	Rule 144 and 144A Reporting.	14
9.	Term	14
10.	Governing Law, Dispute Resolution and Jurisdiction.	14
11.	Defined Terms	15
12.	Miscellaneous.	18

i

This NOTEHOLDER AGREEMENT, dated as of [●] (this “Agreement”), is made between [AerCap Issuer], a [●] (the “Company”), [GE Note Purchaser], a [●] (together with its successors, permitted assigns and Permitted Transferees, the “Noteholder”), and the guarantors of the Notes listed on Schedule I hereto (the “Guarantors”)2.

A.        On the date hereof, the Company issued to the Noteholder [description of each series of securities] in the aggregate principal amount of $[●] ([collectively,] the “Notes”), pursuant to the Transaction Agreement, dated March 9, 2021 (the “Transaction Agreement”), among AerCap Holdings N.V., a Netherlands public limited liability company (together with its successors, “AerCap”), AerCap Aviation Leasing Limited, a private company limited by shares incorporated under the laws of Ireland with registered number 689205, AerCap US Aviation LLC, a Delaware limited liability company, General Electric Company, a New York corporation (together with its successors, “GE”), GE Ireland USD Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 568854, GE Financial Holdings ULC, a private unlimited company incorporated under the laws of Ireland with registration number 383420, and GE Capital US Holdings, Inc., a Delaware corporation.

B.       The Notes are being issued under [description of indenture(s)] ([each] as amended or supplemented from time to time, an “Indenture”), and the Company’s obligations under the Notes and the applicable Indenture will be guaranteed on a [subordinated and/or senior] unsecured basis (collectively, the “Guarantees”) by the Guarantors.

C.        In connection with the issuance of the Notes, the Noteholder agrees to comply with certain covenants set forth herein with respect to the Notes.

D.       In connection with the Completion, the Company and the Guarantors desire to grant to the Noteholder certain registration rights in the United States with respect to the Notes.

E.       Capitalized terms used in this Agreement are used as defined in Section 11.  Now, therefore, the parties hereto agree as follows:

1.        Transfer Restrictions.

(a)          Other than Permitted Transfers, the Noteholder shall not Transfer any Notes until the applicable Restricted Period Termination Date.

(b)          “Permitted Transfer” means, in each case so long as such Transfer is in accordance with applicable Law:

  (i)          a Transfer of Notes to a Permitted Transferee subject to Section 1(d) below; and

  (ii)          a Transfer of Notes to the Company.

(c)          Notwithstanding anything to the contrary contained herein, including the occurrence of any Restricted Period Termination Date, the Noteholder shall not Transfer any

2 References to Guarantors to be removed throughout if the Notes are not guaranteed.

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Notes other than in accordance with all applicable Laws and the other then-applicable terms and conditions of this Agreement.

(d)          In connection with any Transfer to a Permitted Transferee prior to the termination of this Agreement pursuant to Section 9, [GE Note Purchaser] shall cause any Permitted Transferee, to the extent it has not already done so, to execute a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company, in which such Permitted Transferee agrees to become a party to this Agreement and to be a “Noteholder” for all purposes of this Agreement and provides notice information for the purposes of Section 12(j).

2.        Demand Registrations.

(a)          Short-Form Registration.  At any time after the date that is 60 days prior to the earliest Restricted Period Termination Date, so long as the Noteholder holds Notes and such securities are Registrable Securities and so long as the Company and the Guarantors are eligible to use Form F-3 or, if at such time the Company is not a “foreign private issuer” within the meaning of Rule 3b-4 under the Exchange Act, Form S-3 (or a comparable form) for the registration of the Notes, the Noteholder may make one or more Registration Requests to the Company covering all or a portion of the Registrable Securities held by it and no longer subject to the transfer restrictions set forth in Section 1 pursuant to a shelf registration for the sale or distribution of such Registrable Securities on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (a “Shelf Registration”).  Any Shelf Registration shall provide for the resale of the Notes from time to time by and pursuant to any method or combination of methods legally available to the Noteholder (including, without limitation, an underwritten offering, a direct sale to purchasers, a sale to or through brokers, dealers or agents, a sale over the internet, block trades, derivative transactions with third parties and hedging transactions).  The Company and the Guarantors shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Shelf Registration Statement in accordance with the intended methods of disposition by the Noteholder.

(b)         Other Demand Registration.  At any time after the date that is 60 days prior to the earliest Restricted Period Termination Date, so long as the Noteholder holds Notes and such securities are Registrable Securities, if the Company and the Guarantors are not eligible to use Form F-3 or Form S-3 (or a comparable form) for the registration of the Notes, the Noteholder may make one or more Registration Requests other than pursuant to a Shelf Registration covering all or a portion of the Registrable Securities held by it and no longer subject to the transfer restrictions set forth in Section 1 pursuant to the Securities Act.  The Company and the Guarantors shall comply with the applicable provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by the Registration Statement in accordance with the intended methods of disposition by the Noteholder.

(c)         The Company and the Guarantors, within thirty (30) days of the date on which the Company receives a Registration Request given by the Noteholder in accordance with Section 2(a) or Section 2(b) hereof, will file with the Commission, and the Company will thereafter use commercially reasonable efforts to cause to be declared effective as promptly as practicable, a Registration Statement on the appropriate form for the registration and sale, in accordance with the intended method or methods of distribution, of the aggregate principal

3

amount of Registrable Securities specified by the Noteholder in such Registration Request (it being agreed that the Registration Statement shall be an automatic shelf registration statement that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act if Rule 462(e) is available to the Company and the Guarantors); provided, however, that the Company and the Guarantors shall not be obligated to give effect to any Registration Request if, in the reasonable judgment of AerCap, it is not feasible for the Company and the Guarantors to proceed with such registration because of the unavailability of audited or other required financial statements of AerCap or any other Person; provided that the Company and the Guarantors shall use their commercially reasonable efforts to obtain such financial statements as promptly as practicable.

(d)         The Company and the Guarantors will use commercially reasonable efforts to keep each Shelf Registration Statement filed pursuant to this Section 2 continuously effective and usable for the resale of the Registrable Securities covered thereby (including by renewing or refiling upon expiration) until the earlier of (i) to the extent applicable, the expiration date contemplated by Rule 415(a)(5) under the Securities Act after giving effect to the grace period contemplated thereby and (ii) the date on which all of the Registrable Securities covered by such Shelf Registration Statement have been sold pursuant to such Shelf Registration Statement; provided that, if on the third (3rd) anniversary date of the effectiveness of a Shelf Registration Statement, Registrable Securities covered by such Shelf Registration Statement remain unsold, the Company and the Guarantors shall re-file such Shelf Registration Statement (or file a new Shelf Registration Statement) upon its expiration and keep such re-filed (or new) Shelf Registration Statement effective and usable for the aforesaid period.  The time period for which the Company and the Guarantors are required to maintain the effectiveness of any Registration Statement is hereinafter referred to as the “Effectiveness Period”.

(e)         After the earliest Restricted Period Termination Date, at any time that any Shelf Registration is effective, if the Noteholder delivers a notice to the Company (a “Take-Down Notice”) stating that it intends to effect an underwritten offering or distribution of all or part of its Registrable Securities included by it on any Shelf Registration (a “Shelf Offering”) and stating the aggregate principal amount of the Registrable Securities to be included in the Shelf Offering, then the Company and the Guarantors shall amend or supplement the Shelf Registration Statement as may be necessary in order to enable such Registrable Securities to be distributed pursuant to the Shelf Offering; provided that, for the avoidance of doubt, in no event shall the Company and the Guarantors be required to effect a Shelf Offering covering securities that remain subject to the transfer restrictions set forth in Section 1.

(f)         Selection of Underwriters.  If the Noteholder intends to distribute the Registrable Securities covered by any Registration Request or Take-Down Notice by means of an underwritten offering, the Noteholder will so advise the Company as a part of the Registration Request or Take-Down Notice.  Subject to the last sentence of this Section 2(f), the Noteholder shall have the right to cause the Company and the Guarantors to effect up to three (3) such underwritten offerings in any 12-month period pursuant to a Registration Request or Take-Down Notice.  In connection with any such underwritten offering, (i) if there are three or fewer total joint book-running managing underwriters, the Company will have the right to appoint one such joint book-running managing underwriter, and (ii) if there are more than three total joint book-running managing underwriters, the Company will have the right to appoint two such joint book-

4

running managing underwriters, and in each case the Noteholder will have the right to appoint the remaining joint book-running managing underwriters; provided that each of the joint book-running managing underwriters appointed pursuant hereto will have equally shared responsibilities and economics, including for investor meetings and allocating the order book with all other joint book-running managing underwriters.  In such an underwritten offering, the Noteholder (together with the Company and the Guarantors) will enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such offering.  If the Noteholder disapproves of the terms of the underwriting, the Noteholder may elect to withdraw therefrom by written notice to the Company and the joint book-running managing underwriters; provided, however, that such attempted offering will count as one of the Noteholder’s three (3) underwritten offerings described above.  Notwithstanding anything in this Agreement to the contrary, an attempted offering will not count as one of the Noteholder’s three (3) underwritten offerings described above if the Noteholder’s decision to withdraw from, terminate, abandon or cancel such offering results from or arises out of an action by the Company or the Guarantors that could reasonably be expected to adversely affect the timing, marketability or offering price of the securities contemplated to have been offered in such registration.

(g)          Restrictions on Underwritten Offerings.  Notwithstanding anything in this Section 2 to the contrary, the Noteholder may not make, and the Company and the Guarantors will not be obligated to effect, an underwritten offering unless the aggregate principal amount of Registrable Securities being offered in such underwritten offering is at least $150,000,000 (unless the Noteholder is proposing to sell all of its remaining Notes).  In addition, the Noteholder may not, without the Company’s prior written consent, launch any offering within 90 days of any other underwritten offering of Registrable Securities by the Noteholder.

(h)          No Other Demand Registrations.  The Company and the Guarantors will not include in any underwritten registration pursuant to Section 2 any securities that are not Registrable Securities of the Noteholder without the Noteholder’s consent.

3.        Restrictions on Demand Registration.

(a)          Right to Defer or Suspend Registration.  In the event that AerCap determines in good faith that any one or more of the following circumstances exist, the Company and the Guarantors may, at their option, (x) defer any registration of Registrable Securities in response to a Registration Request or (y) require the Noteholder to suspend any offering of Registrable Securities pursuant to a Registration Statement for the periods specified:

   (i)          if AerCap is subject to any of its customary suspension or blackout periods, for all or part of such period;

   (ii)          if any offering would occur during the period commencing 15 days prior to any scheduled investor day presentation of AerCap and ending two days after the furnishing to the Commission of the Form 6-K or Form 8-K reporting the substance of such investor day presentation, for the duration of such period; and

5

(iii)          for not more than sixty (60) days in the aggregate in any 180-day period, if AerCap believes that an offering would require the Company or any Guarantors, under applicable securities laws and other laws, to disclose material non-public information that would not otherwise be required to be disclosed at that time and AerCap believes in good faith that such disclosures at that time would not be in the best interests of the Company or any Guarantor; provided that this exception shall continue to apply only during the time that such material non-public information has not been disclosed and remains material; provided, further, that upon disclosure of such material non-public information, the Company shall (x) notify the Noteholder; (y) terminate any deferral or suspension it has put into effect; and (z) take such actions necessary to permit registered sales of Registrable Securities as required or contemplated by this Agreement, including, if necessary, the preparation and filing of a post-effective amendment or prospectus supplement so that the Registration Statement and any prospectus forming a part thereof will not include an untrue statement of material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(b)          Limitation on Deferrals and Suspensions.  The Company and the Guarantors shall not be permitted to defer registration or require the Noteholder to suspend an offering pursuant to this Section 3 if the duration of all such deferrals or suspensions would for any individual deferral or suspension pursuant to Section 3(a)(i), (ii) or (iii) exceed sixty (60) consecutive days or if the duration of all such deferrals or suspensions would in the aggregate exceed one hundred twenty (120) days in any 12-month period.

(c)          If the Company and the Guarantors defer any registration of Registrable Securities in response to a Registration Request or Take-Down Notice or require the Noteholder to suspend any offering of Registrable Securities, the Noteholder shall be entitled to withdraw such Registration Request or such Take-Down Notice, as the case may be, and if it does so, such request shall not be treated for any purpose as an exercise of a Registration Request or the delivery of a Take-Down Notice pursuant to Section 2 and, for the avoidance of doubt, such offering will not count as one of the three (3) underwritten offerings described in Section 2(f) of this Agreement.

4.        Registration Procedures.  In connection with the registration obligations of the Company and the Guarantors pursuant to and in accordance with Section 2, the Company and the Guarantors will use commercially reasonable efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof.  Without limiting the generality of the foregoing, the Company and the Guarantors will, as expeditiously as possible:

(a)          prepare and file with the Commission a Registration Statement with respect to such Registrable Securities, subject to Section 2(c) of this Agreement, make all required filings with FINRA and thereafter use commercially reasonable efforts to cause such Registration Statement to become effective upon filing but in any event not later than thirty (30) days after the filing of such Registration Statement; provided that before filing a Registration Statement or any amendments or supplements thereto (other than reports required to be filed by it under the Exchange Act that are incorporated or deemed to be incorporated by reference into the Registration Statement), the Company will furnish to the Noteholder copies of all documents

6

proposed to be filed.  If the Noteholder informs the Company in writing within five Business Days that it has any objections to the filing of such Registration Statement, amendment or supplement, the Company will not file such Registration Statement, amendment or supplement prior to the date that is five Business Days from the date the Noteholder received such document.  The Company will not file any Registration Statement or amendment or supplement to such Registration Statement to which the Noteholder will have reasonably objected in writing on the grounds that (and explaining why) such amendment or supplement does not comply in all material respects with the requirements of the Securities Act or of the rules or regulations thereunder;

(b)         prepare and file with the Commission such amendments and supplements to such Registration Statement as may be necessary to keep such Registration Statement effective for a period of either (i) not less than the Effectiveness Period or, if such Registration Statement relates to an underwritten offering, such longer period as in the opinion of counsel for the underwriters a prospectus is required by law to be delivered in connection with sales of Registrable Securities by an underwriter or dealer or (ii) such shorter period as will terminate when all of the securities covered by such Registration Statement have been disposed of in accordance with the intended methods of disposition by the Noteholder, set forth in such Registration Statement (but in any event not before the expiration of any longer period required under the Securities Act), and to comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such Registration Statement until such time as all of such securities have been disposed of in accordance with the intended methods of disposition by the Noteholder set forth in such Registration Statement;

(c)         furnish to the Noteholder, without charge, such number of conformed copies of such Registration Statement and of each post-effective amendment thereto, and deliver, without charge, such number of copies of each preliminary prospectus, final prospectus, all exhibits and other documents filed therewith and such other documents as the Noteholder may reasonably request including in order to facilitate the disposition of the Registrable Securities owned by it;

(d)         use commercially reasonable efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as the Noteholder reasonably requests in writing (provided that neither the Company nor any of the Guarantors will be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

(e)         promptly notify the Noteholder, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the discovery of the happening of any event as a result of which, the prospectus contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made, and, as promptly as practicable, prepare and furnish to the Noteholder a reasonable number of copies of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or

7

omit to state any fact necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

(f)         promptly notify the Noteholder (i) when the prospectus or any prospectus supplement or post-effective amendment has been filed and, with respect to such Registration Statement or any post-effective amendment, when the same has become effective, (ii) of any request by the Commission for amendments or supplements to such Registration Statement or to amend or to supplement such prospectus or for additional information, (iii) of the issuance by the Commission of any stop order suspending the effectiveness of such Registration Statement or the initiation of any proceedings for such purpose, (iv) of the receipt by the Company or the Guarantors or their legal counsel of any notification with respect to the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (v) the happening of any event that requires the Company or the Guarantors to make changes in any effective Registration Statement or the prospectus related to such Registration Statement necessary to make the statements in such Registration Statement not misleading or the statements in such prospectus not misleading in light of the circumstances in which they were made (which notice shall be accompanied by an instruction to suspend the use of the prospectus until the requisite changes have been made);

(g)         if, upon sale pursuant to this Agreement, the Notes of a series will share the same non-economic terms (other than maturity) with any outstanding series of notes previously issued by AerCap or one or more of its Subsidiaries and such notes are listed on a securities exchange, use commercially reasonable efforts to cause such Notes to be so listed;

(h)          enter into such customary agreements (including underwriting agreements in form, scope and substance as is customary in underwritten offerings) and take all such appropriate and reasonable other actions as the Noteholder or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities;

(i)          if such offering is an underwritten offering, make available for inspection by the Noteholder, any underwriter participating in any disposition pursuant to such Registration Statement and any attorney, accountant or other agent retained by the Noteholder or any such underwriter, all financial and other records and pertinent corporate documents of the Company as will be reasonably necessary to enable them to exercise their due diligence responsibilities, provided that the Noteholder, any such underwriter and any attorney, accountant or other agent retained by the Noteholder or any such underwriter will enter into a confidentiality agreement reasonably satisfactory to the Company;

(j)          otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement of AerCap and its Subsidiaries covering the period of at least twelve months beginning with the first day of AerCap’s first full calendar quarter after the effective date of the Registration Statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder;

(k)         in the event of the issuance of any stop order suspending the effectiveness of a Registration Statement, or of any order suspending or preventing the use of any related

8

prospectus or ceasing trading of any securities included in such Registration Statement for sale in any jurisdiction, use commercially reasonable efforts promptly to obtain the withdrawal of such order at the earliest practicable time;

(l)          enter into such agreements and take such other actions as the Noteholder or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities, including, without limitation, preparing for and participating in such number of “road shows”, and all such other customary selling efforts as the underwriters reasonably request in order to expedite or facilitate such disposition, including, as the underwriters reasonably request, making members of senior management of AerCap, as would customarily participate in “road show” and other customary marketing activities for an offering by AerCap comparable to such offering in size and type of securities offered, cooperate with the managing underwriters or underwriter and make themselves available to participate on a reasonable basis in “road show” and other customary marketing activities in such locations (domestic and foreign) as recommended by the managing underwriters or underwriter (including one-on-one meetings with prospective purchasers of the Registrable Securities);

(m)        if such offering is an underwritten offering, use commercially reasonable efforts to obtain one or more comfort letters, addressed to the underwriters and the Noteholder (provided that AerCap’s independent public accountants will address a comfort letter to the Noteholder), dated the effective date of, or the date of the closing under, the underwriting agreement for such offering, signed by AerCap’s independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters in underwritten offerings;

(n)         if such offering is an underwritten offering, use commercially reasonable efforts to provide legal opinions of the Company’s and the Guarantors’ outside counsel, addressed to the underwriters, dated the effective date of, or the date of the closing under, the underwriting agreement for such offering, each amendment and supplement thereto, with respect to the Registration Statement, each amendment and supplement thereto (including the preliminary prospectus) and such other documents relating thereto in customary form and covering such matters of the type customarily covered by legal opinions of such nature;

(o)         make available to the Noteholder each item of correspondence from the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange) and each item of correspondence written by or on behalf of the Company or the Guarantors to the Commission or the staff of the Commission (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, other than, in each case, any item of correspondence relating to any reports delivered or required to be delivered under the Exchange Act whether or not in connection with such Registration Statement;

(p)         use commercially reasonable efforts to procure the cooperation of the applicable trustee in settling any transfer of Registrable Securities, including with respect to the transfer of any physical certificates into book-entry form in accordance with any procedures reasonably requested by the Noteholder or the underwriters; and

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(q)         if required under applicable law and not already so qualified, cause any applicable Indenture to be qualified under the Trust Indenture Act of 1939, as amended.

The Company and the Guarantors agree not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus used in connection therewith, that refers to the Noteholder by name, or otherwise identifies the Noteholder as the holder of any securities of the Company or the Guarantors, without the consent of the Noteholder, such consent not to be unreasonably withheld or delayed, unless and to the extent such disclosure is required by applicable law.

The Company and the Guarantors may require the Noteholder to furnish the Company and the Guarantors with such information regarding the Noteholder pertinent to the disclosure requirements relating to the registration and the distribution of any securities as the Company may from time to time reasonably request in writing.  If within 20 days of the receipt of a written request from the Company, the Noteholder fails to provide to the Company any information relating to the Noteholder that is required by applicable law to be disclosed in the Registration Statement, the Company shall not be obligated to file such Registration Statement and/or may exclude the Noteholder’s Registrable Securities from such Registration Statement.

The Noteholder agrees that, upon receipt of any notice from the Company or the Guarantors of the happening of any event of the kind described in Section 4(e), 4(f)(ii) or 4(f)(iii) hereof, the Noteholder shall discontinue disposition of any Registrable Securities covered by such Registration Statement or the related prospectus until receipt of the copies of the supplemented or amended prospectus contemplated by Section 4(c) hereof, which supplement or amendment shall be prepared and furnished as soon as reasonably practicable, or until the Noteholder is advised in writing by the Company or the Guarantors that the use of the applicable prospectus may be resumed, and has received copies of any amended or supplemented prospectus or any additional or supplemental filings which are incorporated, or deemed to be incorporated, by reference in such prospectus (such period during which disposition is discontinued being an “Interruption Period”) and, if requested by the Company or the Guarantors, the Noteholder shall use its commercially reasonable efforts to return to the Company and the Guarantors all copies then in its possession, other than permanent file copies then in such holder’s possession, of the prospectus covering such Registrable Securities at the time of receipt of such request.  As soon as practicable after the Company and the Guarantors have determined that the use of the applicable prospectus may be resumed, the Company and the Guarantors will notify the Noteholder.  In the event the Company or the Guarantors invoke an Interruption Period hereunder and in the reasonable discretion of the Company the need for the Company or the Guarantors to continue the Interruption Period ceases for any reason, the Company and the Guarantors shall, as soon as reasonably practicable, provide written notice to the Noteholder that such Interruption Period is no longer applicable.  Notwithstanding anything in this paragraph to the contrary, no Interruption Period shall exceed sixty (60) days and, in any calendar year, no more than one hundred twenty (120) days in the aggregate may be part of an Interruption Period.

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5.        Registration Expenses.

(a)         The Company and the Guarantors will, jointly and severally, pay all expenses incidental to the Company’s and the Guarantors’ performance of, or compliance with, this Agreement, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and the Guarantors, independent certified public accountants, the reasonable fees and expenses of one counsel to represent the Noteholder and all transportation and other expenses incurred by or on behalf of the Noteholder, the Company, the Guarantors or any underwriters, or any of their respective representatives, in connection with “roadshow” presentations and the holding of meetings with potential investors to facilitate the distribution and sale of the Registrable Securities.  In addition, the Company and the Guarantors will, in any event, pay their own internal expenses (including, without limitation, all salaries and expenses of their own officers and employees performing legal or accounting duties), the expenses of any annual audit or quarterly review and the expenses of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange as provided in Section 4(g).

(b)         Selling Expenses will be borne by the Noteholder; provided that the Company will reimburse the Noteholder for the underwriting discount or dealer commission (or any similar such fee), incurred in connection with a sale pursuant to this Agreement, in all cases, up to one (1) percent of the gross proceeds of the Registrable Securities sold in such sale.

6.        Indemnification.

(a)         The Company and the Guarantors, jointly and severally, agree to indemnify and hold harmless, and hereby do indemnify and hold harmless, the Noteholder, its affiliates and their respective directors, officers, employees and partners and each Person who controls the Noteholder (within the meaning of the Securities Act) against, and pay and reimburse the Noteholder and any such affiliate, director, officer, employee or partner or controlling Person for, any losses, claims, damages, liabilities, joint or several, to which the Noteholder or any such affiliate, director, officer, employee or partner or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company and the Guarantors, jointly and severally, will pay and reimburse the Noteholder and each such affiliate, director, officer, employee, partner and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the Company and the Guarantors will not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement, or omission or alleged omission, made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or

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supplement thereto, or any “issuer free writing prospectus” as such term is defined under Rule 433 under the Securities Act, or in any application, in reliance upon, and in conformity with, written information prepared and furnished to the Company or the Guarantors by the Noteholder expressly for use therein.  In connection with an underwritten offering, the Company and the Guarantors, if requested, will indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Noteholder.

(b)         The Noteholder will furnish to the Company in writing such information and affidavits as the Company and the Guarantors may reasonably request for use in connection with any such Registration Statement or prospectus and will indemnify and hold harmless the Company and the Guarantors, their respective directors and officers, each underwriter and each other Person who controls any of the Company, the Guarantors or such underwriters (within the meaning of the Securities Act) against any losses, claims, damages, liabilities, joint or several, to which the Company or any Guarantors or any such director or officer, any such underwriter or controlling Person may become subject under the Securities Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue or alleged untrue statement of material fact contained in the Registration Statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or in any application or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is made in such Registration Statement, any such prospectus or preliminary prospectus or any amendment or supplement thereto, or in any application, in reliance upon and in conformity with written information prepared and furnished to the Company or any Guarantor by the Noteholder expressly for use therein, and the Noteholder will reimburse the Company or any Guarantors and each such director, officer, underwriter and controlling Person for any legal or any other expenses actually and reasonably incurred by them in connection with investigating, defending or settling any such loss, claim, liability, action or proceeding; provided that the obligation to indemnify and hold harmless will be limited to the net amount of proceeds received by the Noteholder from the sale of Registrable Securities pursuant to such Registration Statement.

(c)         Any Person entitled to indemnification hereunder will (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party.  If such defense is assumed, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent will not be unreasonably withheld).  An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim.

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(d)         The indemnification provided for under this Agreement will remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and will survive the registration and sale of any securities by any Person entitled to any indemnification hereunder and the expiration or termination of this Agreement.

(e)         If the indemnification provided for in this Section 6 is legally unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to therein, then the indemnifying party, in lieu of indemnifying such indemnified party thereunder, will contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party, on the one hand, and of the indemnified party, on the other hand, in connection with the statements or omissions which resulted in such loss, liability, claim, damage or expense as well as any other relevant equitable considerations.  The relative fault of the indemnifying party and the indemnified party will be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or the alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  Notwithstanding the foregoing, the amount the Noteholder will be obligated to contribute pursuant to this Section 6(e) will be limited to an amount equal to the proceeds received by the Noteholder in respect of the Registrable Securities sold pursuant to the Registration Statement which gives rise to such obligation to contribute (less the aggregate amount of any damages which the Noteholder has otherwise been required to pay in respect of such loss, claim, damage, liability or action or any substantially similar loss, claim, damage, liability or action arising from the sale of such Registrable Securities).

7.        Participation in Underwritten Registrations.

(a)          The Noteholder may not participate in any registration hereunder that is underwritten unless the Noteholder (i) completes and executes all customary questionnaires, powers of attorney, underwriting agreements and other customary documents reasonably required under the terms of such underwriting arrangements and (ii) cooperates with the Company’s requests in connection with such registration or qualification (it being understood that the failure on the part of the Company and the Guarantors to perform their obligations hereunder, which failure is caused by the Noteholder’s failure to cooperate, will not constitute a breach by either Company or any of the Guarantors of this Agreement).

(b)          To the extent that the Noteholder is participating in any registration hereunder, the Noteholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 4(e) above, the Noteholder will forthwith discontinue the disposition of its Registrable Securities pursuant to the Registration Statement until the Noteholder receive copies of a supplemented or amended prospectus as contemplated by such Section 4(e).

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8.        Rule 144 and 144A Reporting.

(a)         With a view to making available the benefits of certain rules and regulations of the Commission which may permit the sale of the Registrable Securities to the public without registration, the Company and the Guarantors agree to use commercially reasonable efforts to file with the Commission in a timely manner all reports and other documents required of the Company and the Guarantors under the Securities Act and the Exchange Act and keep public information available at any time when the Company and the Guarantors are subject to such reporting requirements.

Upon request of the Noteholder, the Company and the Guarantors will deliver to the Noteholder a written statement as to whether it has complied with such informational and reporting requirements and will, within the limitations of the exemptions provided by Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission, instruct the applicable trustee to remove the restrictive legend affixed to any Notes to enable such Notes to be sold in compliance with Rule 144 (as such rule may be amended from time to time) or any similar rule enacted by the Commission.

(b)         For purposes of facilitating sales pursuant to Rule 144A, to the extent AerCap is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, the Noteholder and any prospective purchaser of the Noteholder’s securities will have the right to obtain from AerCap, upon written request of the Noteholder prior to the time of sale, a copy of the most recent annual or quarterly report of AerCap, and such other reports and documents that AerCap would have been required to file if AerCap were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act as the Noteholder or prospective purchaser may reasonably request in writing in availing itself of any rule or regulation of the Commission allowing the Noteholder to sell any such securities without registration, including the information required by Rule 144A(d)(4) under the Securities Act.

9.        Term.  This Agreement will be effective as of the date hereof and will continue in effect thereafter until the earliest of (a) its termination by the written consent of the parties hereto or their respective successors in interest, (b) the date on which no Registrable Securities remain outstanding and (c) the dissolution, liquidation or winding up of the Company.

10.      Governing Law, Dispute Resolution and Jurisdiction.

(a)         This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement (each, a “Transaction Dispute”), will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The parties expressly acknowledge and agree that (i) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the parties, the Transaction and the interpretation and enforcement of the rights and duties of the parties hereunder and (ii)

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the parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the parties, the transactions contemplated by this Agreement and the interpretation and enforcement of the rights and duties of the parties hereunder.

(b)         Any Transaction Dispute will exclusively be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts.  In that context, and without limiting the generality of the foregoing, each party irrevocably and unconditionally: (i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any Transaction Dispute and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any Transaction Dispute shall be heard and determined in such courts and (ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any Transaction Dispute.  The foregoing consent to jurisdiction will not constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Transaction Dispute.

(c)         To the maximum extent permitted by Law, each party irrevocably and unconditionally waives any right to trial by jury in any forum in respect of any Transaction Dispute and covenants that neither it nor any of its Affiliates or Representatives will assert (whether as plaintiff, defendant or otherwise) any right to such trial by jury.  Each party certifies and acknowledges that (i) such party has considered the implications of this waiver, (ii) such party makes this waiver voluntarily and (iii) such waiver constitutes a material inducement upon which such party is relying and will rely in entering into the Transaction Documents.  Each party may file an original counterpart or a copy of this Section 10 with any court as written evidence of the consent of each party to the waiver of its right to trial by jury.

11.      Defined Terms.  Capitalized terms when used in this Agreement have the following meanings:

“Affiliate” has the meaning set forth in the Transaction Agreement.

“Agreement” has the meaning set forth in the preamble.

“Commission” means the United States Securities and Exchange Commission or any other federal agency administering the Securities Act.

“Completion” has the meaning set forth in the Transaction Agreement.

“Completion Date” has the meaning set forth in the Transaction Agreement.

“Company” has the meaning set forth in the preamble and includes any successor in interest thereto.

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“Contract” means any contract, agreement, instrument, undertaking, indenture, commitment, loan, license, settlement, consent, note or other legally binding obligation (whether or not in writing).

“Effectiveness Period” has the meaning set forth in Section 2(d).

“Encumbrance” means any mortgage, commitment, transfer restriction, deed of trust, pledge, option, power of sale, retention of title, right of preemption, right of first refusal, executorial attachment, hypothecation, security interest, encumbrance, claim, lien or charge of any kind, or an agreement, arrangement or obligation to create any of the foregoing.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“FINRA” means the Financial Industry Regulatory Authority, Inc.

“Governmental Authority” means any supranational, national, regional, federal, state, municipal or local court, administrative body or other governmental or quasi-governmental entity or authority with competent jurisdiction (including any arbitration panel or body) exercising legislative, judicial, regulatory or administrative functions of or pertaining to supranational, national, regional, federal, state, municipal or local government, including any department, commission, board, agency, bureau, subdivision, instrumentality or other regulatory, administrative, arbitral or judicial authority.

“Guarantees” has the meaning set forth in the preamble.

“Guarantors” has the meaning set forth in the preamble, and, in each case, any successor in interest thereto.

“Indenture” has the meaning set forth in the preamble.

“Interruption Period” has the meaning set forth in Section 4.

“Law” means any supranational, federal, state, local or foreign law (including common law), statute or ordinance, or any rule, regulation, or agency requirement of any Governmental Authority.

“Noteholder” has the meaning set forth in the preamble.

“Notes” has the meaning set forth in the preamble.

“Permitted Transfer” has the meaning set forth in Section 1(b).

“Permitted Transferee” means any wholly-owned Subsidiary of GE.

“Person” means an individual, a partnership, a joint venture, a corporation, a limited liability company, a trust, an unincorporated organization or a government or department or agency thereof.

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“Register,” “registered” and “registration” refers to a registration effected by preparing and filing a Registration Statement in compliance with the Securities Act, and the declaration or ordering of the effectiveness of such Registration Statement, and compliance with applicable state securities laws of such states in which the Noteholder notifies the Company of its intention to offer Registrable Securities.

“Registrable Securities” means any Notes issued to the Noteholder pursuant to the Transaction Agreement.  As to any particular securities constituting Registrable Securities, such securities will cease to be Registrable Securities when (x) they have been effectively registered or qualified for sale by a prospectus filed under the Securities Act and disposed of in accordance with the Registration Statement covering such securities, (y) they have been sold to the public through a broker, dealer or market maker pursuant to Rule 144 or other exemption from registration under the Securities Act or (z) after the two-year anniversary of the Completion Date, they are eligible to be sold pursuant to Rule 144 without volume restrictions (but shall in no event under this clause (z) cease to be Registrable Securities prior to the date that is 90 days after the first day on which the Noteholder or its affiliates no longer beneficially owns any AerCap ordinary shares).  For purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected.

“Registration Request” means a request by the Noteholder for the registration under the Securities Act of the Registrable Securities held by it pursuant to Section 2 of this Agreement.

“Registration Statement” means the prospectus and other documents filed with the Commission to effect a registration under the Securities Act.

“Representative” has the meaning set forth in the Transaction Agreement.

“Restricted Period Termination Date” means, (i) with respect to any Notes that are senior unsecured notes, the date that is ninety (90) days after the Completion Date, and (ii) with respect to any Notes that are subordinated unsecured notes, the date that is one hundred eighty (180) days after the Completion Date.

“Rule 144” means Rule 144 under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Rule 144A” means Rule 144A under the Securities Act or any successor or similar rule as may be enacted by the Commission from time to time, as in effect from time to time.

“Securities Act” means the United States Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“Selling Expenses” means all underwriting discounts, selling commissions and transfer taxes applicable to the sale of Registrable Securities hereunder.

“Shelf Offering” has the meaning set forth in Section 2(e).

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“Shelf Registration” has the meaning set forth in Section 2(a).

“Shelf Registration Statement” means a Registration Statement of the Company filed with the Commission on Form F-3 or Form S-3 (or any successor form or other appropriate form under the Securities Act) for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act (or any similar rule that may be adopted by the Commission) covering the Registrable Securities.

“Subsidiary” means any corporation, partnership, joint venture, trust, limited liability company, unincorporated association or other entity in respect of which such Person, directly or indirectly: (w) is entitled to more than 50% of the interest in the capital or profits; (x) holds or controls a majority of the voting securities or other voting interests; (y) has rights via holdings of debt or other contract rights that are sufficient for control and consolidation for purposes of generally accepted accounting principles in the United States of America; or (z) has the right to appoint or elect a majority of the board of directors or persons performing similar functions.

“Take-Down Notice” has the meaning set forth in Section 2(e).

“Transaction” has the meaning set forth in the Transaction Agreement.

“Transaction Dispute” has the meaning set forth in Section 10(a).

“Transfer” means (i) any direct or indirect offer, sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), either voluntary or involuntary, or entry into any Contract, option or other arrangement or understanding with respect to any offer, sale, lease, assignment, Encumbrance, disposition or other transfer (by operation of law or otherwise), of any Notes or (ii) to enter into any swap or any other Contract, agreement, transaction or series of transactions that hedges or transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any Note, whether any such swap, Contract, agreement, transaction or series of transaction is to be settled by delivery of securities, in cash or otherwise.

12.      Miscellaneous.

(a)          No Inconsistent Agreements.  The Company and the Guarantors will not hereafter enter into any agreement with respect to their securities which is inconsistent with or violates the rights granted to the Noteholder in this Agreement.

(b)          Remedies.  The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party hereto will have the right to injunctive relief, in addition to all of its other rights and remedies at law or in equity, to enforce the provisions of this Agreement, provided that the Noteholder will not have any right to an injunction to prevent the filing or effectiveness of any Registration Statement of the Company or the Guarantors, other than a Registration Statement filed pursuant to this Agreement in response to a Registration Request.

(c)         Amendments and Waivers.  Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of

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the Company, the Guarantors and the Noteholder.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(d)          Assignment of Registration Rights.  The rights of the Noteholder to registration of all or any portion of its Registrable Securities pursuant to this Agreement may be assigned by the Noteholder to any Permitted Transferee to the extent of the Registrable Securities transferred as long as (i) the Noteholder, within ten (10) days after such transfer, furnishes to the Company and the Guarantors written notice of the transfer to the Permitted Transferee and (ii) such Permitted Transferee agrees, following such transfer, to be subject to all applicable restrictions and obligations set forth in this Agreement, and executes a customary joinder to this Agreement, in form and substance reasonably acceptable to the Company and the Guarantors, in which case the applicable Permitted Transferee shall be the beneficiary of all or a portion of the rights of the Noteholder and subject to all restrictions and obligations applicable to the Noteholder pursuant to this Agreement, to the same extent as the Noteholder.

(e)          Successors and Assigns.  Except as provided in Section 12(d) hereof, neither this Agreement nor any of the rights or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties hereto.  Subject to the preceding sentence, this Agreement will be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.  If any of the Registrable Securities is converted into or exchanged or substituted for other securities issued by any other Person, as a condition to the effectiveness of the merger, consolidation, reclassification, share exchange or other transaction pursuant to which such conversion, exchange, substitution or other transaction takes place, such other Person shall become bound hereby with respect to such other securities, which shall constitute Registrable Securities.

(f)          Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or the effectiveness or validity of any provision in any other jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(g)         Counterparts.  This Agreement may be executed simultaneously in counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together will constitute one and the same Agreement.

(h)         Descriptive Headings.  The descriptive headings of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

(i)          Entire Agreement.  This Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the parties, with respect to the subject matter hereof.

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(j)          Notices.  All notices, requests, claims, demands and other communications under this Agreement shall be in writing, and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile with receipt confirmed (followed by delivery of an original via overnight courier service) or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following respective addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 12(j):

if to the Company or the Guarantors:

AerCap Holdings N.V. AerCap House 65 St. Stephen’s Green Dublin D02 YX20 Ireland Attention: General Counsel Email Address: [●]

With a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019
Attention:	Craig F. Arcella
E-mail Address:	carcella@cravath.com

if to the Noteholder:

General Electric Company 5 Necco Street Boston, Massachusetts 02210
Attention:	Michael S. Buckner
E-mail Address:	michael.buckner@ge.com

With a copy to (which shall not constitute notice):

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064
Attention:	Scott A. Barshay
Steven J. Williams, Esq.
Email Address:	SBarshay@paulweiss.com
SWilliams@paulweiss.com

[Remainder of this page left intentionally blank]

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IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

[GE NOTE PURCHASER]

By:
Name:
Title:

[Signature Page to Noteholder Agreement]

IN WITNESS WHEREOF, each of the parties has duly executed this Agreement as of the date and year set forth above.

[AERCAP ISSUER]

By:
Name:
Title:

[GUARANTORS]

By:
Name:
Title:

[Signature Page to Noteholder Agreement]

Schedule I
Guarantors

[To come.]

EXHIBIT D

FINANCIAL REPORTING AGREEMENT

dated [●]
between
General Electric Company
and
AerCap Holdings N.V.

i

This FINANCIAL REPORTING AGREEMENT, dated [•] (this “Agreement”), is made by and between General Electric Company, a New York corporation (“GE”), and AerCap Holdings N.V., a Netherlands public limited liability company (“AerCap”; each of AerCap and GE, a “Party”, and, together, the “Parties”).

RECITALS

A.          GE currently indirectly owns approximately [46]% of the issued and outstanding ordinary shares of AerCap.

B.        GE will require certain information to facilitate certain of GE’s reporting obligations as a U.S. public reporting company listed on the New York Stock Exchange and to fulfill its fiduciary obligations with respect to GE’s ownership interest in AerCap.

C.          GE and AerCap have entered into this Agreement to set out certain key provisions relating to the provision of information and certain of their respective rights, duties and obligations.

NOW, THEREFORE, in consideration of the foregoing and the mutual agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties hereto hereby agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01  Certain Defined Terms. The following capitalized terms used in this Agreement shall have the meanings set forth below:

“AerCap” has the meaning set forth in the Preamble.

“AerCap Affiliated Group” means, collectively, AerCap or any of its subsidiaries.

“AerCap Confidential Information” has the meaning set forth in Section 6.01(a).

“AerCap Public Documents” has the meaning set forth in Section 2.01(b)(i).

“AerCap Shares” means the ordinary shares, each having a nominal value of one eurocent (EUR 0.01), in the capital of AerCap or such other shares or other securities into which such ordinary shares are converted, exchanged, reclassified or otherwise changed from time to time.

“Agreement” has the meaning set forth in the Preamble.

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“Applicable Law” means, with respect to any Person, property, transaction, event or other matter, any Law relating or applicable to such Person, property, transaction, event or other matter.

“Business Day” means any day other than a Saturday or a Sunday on which commercial banks in Amsterdam, Dublin and New York are open for normal banking business.

“Dispute” has the meaning set forth in Section 3.01.

“Effective Date” means the date hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any similar federal statute and the rules and regulations thereunder, as in effect from time to time.

“GAAP” has the meaning set forth in Section 2.01.

“GE” has the meaning set forth in the Preamble.

“GE Affiliated Group” means, collectively, GE or any of its subsidiaries.

“GE Confidential Information” has the meaning set forth in Section 6.01(b).

“GE Public Documents” has the meaning set forth in Section 2.03(b).

“Governmental Authority” means:

(a)        any domestic or foreign government, whether national, federal, provincial, state, territorial, municipal or local (whether administrative, legislative, executive or otherwise);

(b)      any agency, authority, ministry, department, regulatory body, court, central bank, bureau, board or other instrumentality having legislative, judicial, taxing, regulatory, prosecutorial or administrative powers or functions of, or pertaining to, government;

(c)        any court, commission, individual, arbitrator, arbitration panel or other body having adjudicative, regulatory, judicial, quasi-judicial, administrative or similar functions; and

(d)        any other body or entity created under the authority of or otherwise subject to the jurisdiction of any of the foregoing, including any stock or other securities exchange or professional association.

“Law” or “Laws” mean (a) any foreign or domestic constitution, treaty, law, statute, regulation, code, ordinance, principle of common law or equity, rule, municipal by-law, Order or other requirement having the force of law and (b) any policy, practice,

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protocol, standard or guideline of any Governmental Authority which, although not necessarily having the force of law, is regarded by such Governmental Authority as requiring compliance as if it had the force of law, and also includes, where appropriate, any interpretation of the law (or any part thereof) by any Governmental Authority having jurisdiction over it, or charged with its administration or interpretation.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award by a Governmental Authority of competent jurisdiction.

“Party” has the meaning set forth in the Preamble.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Personal Information” means any information about an identifiable individual that is provided to or obtained by either Party.

“Representative” of a Person means such Person’s affiliates and the directors, officers, employees, advisers, agents, consultants, accountants, attorneys, sources of financing, investment bankers and other representatives of such Person and of such Person’s affiliates.

“Rule 3-09” has the meaning set forth in Section 2.01(e).

“SEC” means the U.S. Securities and Exchange Commission.

“Shareholders” means GE Ireland USD Holdings ULC, GE Financial Holdings ULC and GE Capital US Holdings, Inc.

“Transaction Agreement” means that certain Transaction Agreement, dated as of March 9, 2021, by and among the Shareholders, GE, AerCap, AerCap US Aviation LLC and AerCap Aviation Leasing Limited.

ARTICLE 2
FINANCIAL AND OTHER INFORMATION

Section 2.01  Twenty Percent Threshold.  If (i) GE directly or indirectly beneficially owns at least twenty percent (20%) of the outstanding AerCap Shares, or (ii) the GE Affiliated Group is eligible, in accordance with United States generally accepted accounting principles (“GAAP”), to account for its investment in AerCap under the equity method of accounting, the following covenants shall apply:

(a)          Maintenance of Books and Records.  AerCap will, and will cause each of its consolidated subsidiaries to:

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(i)        make and keep books, records and accounts which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AerCap and such subsidiaries;

(ii)       devise and maintain a system of internal control over GAAP financial reporting to provide reasonable assurances: (w) that transactions are executed in accordance with management’s general or specific authorization, (x) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP or any other criteria applicable to such statements and (B) to maintain accountability for assets, (y) that access to assets is permitted only in accordance with management’s general or specific authorization, and (z) that the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences;

(iii)     use of commercially reasonable efforts to ensure that the “internal control over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) of AerCap and its subsidiaries are effective and that there are no material weaknesses in their internal controls over financial reporting;

(iv)       establish and maintain “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) (a) required in order for the chief executive officers and chief financial officers of AerCap and GE to engage in the review and evaluation process mandated by Section 302 of the Sarbanes-Oxley Act of 2002 and (b) that are reasonably designed to ensure that information required to be disclosed by AerCap in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to AerCap’s management as appropriate to allow timely decisions regarding required disclosure; and

(v)       perform testing and report to GE or any of its subsidiaries information that GE reasonably requires to assess significant deficiencies or material weaknesses in internal control over financial reporting in time for GE to meet its schedule for filing any relevant GE Public Document.

(b)         Public Information and Security Filings.  AerCap and any of its subsidiaries that files information with the SEC or any United States national securities exchange will:

(i)        deliver to GE, reasonably in advance of filing, all (x) reports, notices and proxy and information statements to be sent or made available, or required by Applicable Law to be sent or made available, by AerCap or its material subsidiaries to their security holders and (y) all registration

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statements and prospectuses to be filed by AerCap or its material subsidiaries ((x) and (y), collectively, the “AerCap Public Documents”);

(ii)      deliver to GE, reasonably in advance of public release, in final form, copies of (a) all press releases and other statements to be made available by AerCap or its subsidiaries to the public and (b) all reports and other written information prepared by AerCap or any of its subsidiaries for general release to financial analysts or investors; and

(iii)     AerCap shall not, and shall not permit its subsidiaries to, file or otherwise make public any report, registration, information or proxy statement, prospectus or other document that refers, or contains information with respect to any member of the GE Affiliated Group without the prior written consent of GE with respect to those portions of such document that contain information with respect to any member of the GE Affiliated Group, except as may be required by Applicable Law (in which case, AerCap shall use its reasonable best efforts to notify the relevant member of the GE Affiliated Group and obtain such member’s prior written consent before making such filing or otherwise making any such information public).

(c)         Meetings with Financial Analysts.  AerCap will notify GE reasonably in advance of the date of all scheduled “investor days”, earnings release and similar conference calls and of conferences to be attended by management of AerCap with members of the investment community, and shall consult with GE as to the appropriate timing for such “investor days” and earnings releases.

(d)        Budgets and Projections. AerCap shall deliver to GE copies of annual and other budgets and financial projections relating to AerCap or any of its subsidiaries and shall provide GE an opportunity to meet with management of AerCap to discuss such budgets and projections.

(e)         AerCap Financial Statements.  AerCap will deliver to GE (i) the final form of AerCap’s unqualified audited annual financial statements no later than 90 days after AerCap’s fiscal year-end (or, if (1) GE has given AerCap the prompt notice contemplated by Section 2.04(iv)(b), stating that GE reasonably expects that a member of the GE Affiliated Group will be required to file AerCap’s financial statements pursuant to Rule 3-09 of Regulation S-X (“Rule 3-09”) or (2) AerCap has not delivered the reasonably required information contemplated by Section 2.04(iv)(a), three (3) business days prior to the date any such member is required to so file AerCap’s financial statements) and (ii) the final form of AerCap’s unaudited quarterly interim report no later than 60 days after AerCap’s quarter-end, in each case, together with all certifications required by Applicable Law by each of the chief executive officer and the chief financial officer of AerCap and, in the case of the audited annual financial statements, an opinion thereon by AerCap’s independent auditors; provided that the foregoing delivery requirement shall be satisfied if AerCap has filed such annual or periodic report with the SEC on or prior to such date.  AerCap shall, if requested by GE, also deliver to GE all of the

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information required to be delivered by this Section 2.01(e) with respect to each subsidiary of AerCap which is itself required to file or furnish with the SEC or a United States national securities exchange annual or periodic reports, with such information to be provided in the same manner and detail and on the same time schedule as the information with respect to AerCap required to be delivered to GE pursuant to this Section 2.01(e).

(f)        In order to facilitate AerCap’s and GE’s respective earnings calendars, AerCap and GE agree that GE shall receive from AerCap all financial information required to be reported by GE, which includes (i) for purposes of GE’s annual financial statements, the applicable AerCap financial information from the four most recent quarters for which AerCap has publicly filed annual or periodic reports, as applicable, as of the time of GE’s annual report and earnings announcement (e.g., GE may report AerCap financial information from Q42020-Q32021 in GE’s annual report covering GE’s Q12021-Q42021 financial results); and (ii) for purposes of GE’s quarterly financial statements, the applicable AerCap financial information from the most recent quarter for which AerCap has publicly filed an annual or periodic report, as applicable, as of the time of GE’s quarterly report and earnings announcement (e.g., GE may report AerCap financial information from Q42020 in GE’s quarterly report covering GE’s Q12021 results); provided that, in each case, GE shall disclose in its annual or quarterly report, as applicable, the quarter(s) for which AerCap financial results have been incorporated into the GE financial statements contained in such annual or quarterly report, as applicable; provided, further, that the foregoing requirement shall be satisfied with respect to any financial information that AerCap has filed in an annual or periodic report with the SEC reasonably in advance of GE’s annual or quarterly report, as applicable, and earnings announcement.

Section 2.02  Ten Percent Threshold.  If GE directly or indirectly beneficially owns at least ten percent (10%) of the outstanding AerCap Shares, the following covenant shall apply:

(a)         AerCap Public Information. AerCap shall deliver to GE reasonably in advance of filing copies of (i) all financial statements, reports, notices and proxy statements sent by AerCap in a general mailing to all of its shareholders, (ii) annual reports and (iii) final prospectuses filed.

Section 2.03  Five Percent Threshold.  If GE directly or indirectly beneficially owns at least five percent (5%) of the outstanding AerCap Shares, the following covenants shall apply:

(a)        Agreement for Exchange of Information.  Each of GE and AerCap agrees to provide to the other any information which the requesting Party reasonably needs (i) to comply with any requirements imposed on the requesting Party by a Governmental Authority, (ii) for use in any other judicial, regulatory, administrative, tax or other proceeding, and (iii) to comply with this Agreement.

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(b)        GE Public Documents.  AerCap will, and will use commercially reasonable efforts to cause its subsidiaries and auditors (subject to applicable regulatory and auditing reporting requirements) to, cooperate fully with GE, to (i) provide all information that GE reasonably requests, including, without limitation, assistance with the preparation of any pro forma information, in the preparation and filing with the SEC of GE’s press releases, public earnings releases, quarterly reports, annual reports, current reports, any amendments to any of the foregoing, any proxy, information and registration statements, and any other reports, notices, prospectuses and public filings made by any member of the GE Affiliated Group with the SEC or any United States national securities exchange (collectively, the “GE Public Documents”), including commercially reasonable efforts to obtain any consent required for the filing or incorporation by reference into any GE Public Documents of the opinion of AerCap’s independent auditors with respect to the audited annual financial statements of AerCap, and (ii) cause such independent auditors to provide (at GE’s expense except as contemplated by that certain registration rights agreement and that certain noteholder agreement, each dated the date hereof) customary comfort letters in accordance with applicable auditing guidance (including “negative assurance” comfort, if appropriate) reasonably requested in connection with any offering of securities by GE in which financial information of AerCap is included in any offering material used by GE.

Section 2.04  General Requirements.  If GE directly or indirectly beneficially owns any outstanding AerCap Shares, the following covenants shall apply:

GE Financial Statements and Regulatory Reports.

(i)       AerCap shall promptly provide to GE upon reasonable request all information, and access to personnel, of AerCap and its subsidiaries that may be necessary in order to prepare any GE Public Document or for any member of the GE Affiliated Group to (i) comply with applicable GAAP and SEC accounting or financial reporting requirements or other Laws and regulatory requirements (provided, for the avoidance of doubt, that AerCap shall not be required to provide financial statements or information in accordance with any accounting principles other than GAAP), (ii) respond in a timely manner to any reasonable requests for information regarding AerCap and its subsidiaries received by GE from investors, financial analysts or Governmental Authorities, (iii) effectively implement new accounting standards or policies as elected by GE, (iv) meet its schedule for the preparation, printing, filing and public dissemination of any GE Public Document, including any financial statements and regulatory reports, or (v) meet its schedule and requirements for the preparation and filing of any reports and data with any regulatory or supervisory authorities with jurisdiction over GE. In connection therewith, AerCap shall also permit GE and its auditors and other representatives to discuss the affairs, finances and accounts of AerCap and its subsidiaries with the officers and employees of AerCap and its auditors, all at such times and as often as GE may reasonably request upon reasonable notice during AerCap’s normal

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business hours.  If and to the extent requested by GE, prior to any final printing or public release of any GE Public Document, AerCap shall diligently and promptly review drafts of such GE Public Document, prepare in a diligent and timely fashion any portion of such GE Public Document pertaining to AerCap or its subsidiaries;

(ii)      All annual consolidated financial statements of AerCap and its subsidiaries delivered to GE shall set forth in comparative form the consolidated figures for the previous fiscal year and shall be prepared in accordance with Regulation S-X;

(iii)     All quarterly (or other periodic) consolidated financial statements of AerCap and its subsidiaries delivered to GE shall include financial statements for such quarterly (or other) periods and for the period from the beginning of the current fiscal year to the end of such quarter (or other period), setting forth in each case in comparative form for each such fiscal quarter of AerCap the consolidated figures for the corresponding quarter and period of the previous fiscal year and shall be prepared in accordance with applicable accounting requirements and Regulation S-X; and

(iv)      (a) Promptly after such information is available following AerCap’s fiscal year-end, AerCap shall deliver to GE all information reasonably required for GE to perform its Rule 3-09 significance calculations and to formulate a preliminary view as to whether a member of the GE Affiliated Group will be required to file AerCap’s financial statements pursuant to Rule 3-09 and (b) as promptly as reasonably practicable after AerCap delivers such information to GE (and in any event no more than three (3) business days after such delivery), GE will give notice to AerCap as to whether such calculations indicate (subject to possible adjustments to any information so provided by AerCap) that a member of the GE Affiliated Group will be required to file AerCap’s financial statements pursuant to Rule 3-09 (which notice will also state the applicable deadline for such filing, if any).  If, after delivery of any information pursuant to clause (a) above, AerCap becomes aware of any material updates or developments that would reasonably be expected to impact GE’s Rule 3-09 significance calculations, AerCap shall deliver such updated information to GE as promptly as reasonably practicable.

(v)       Upon reasonable request from AerCap (and in any event no more than once per calendar year), GE shall provide to AerCap, a schedule or statement setting forth its then-current Rule 3-09 significance calculations; provided that in no event shall such schedule or statement be required to disclose any financial information of any member of the GE Affiliated Group that is not publicly available at such time.

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Section 2.05  Other Requirements.  Notwithstanding anything in this Agreement, if any covenants under Sections 2.01, 2.02, 2.03 or 2.04 would cease to apply during any fiscal period of AerCap, the applicable covenant shall apply until all required information and documents for such period have been provided to GE.

ARTICLE 3
GOVERNING LAW; CONSENT TO JURISDICTION; WAIVER OF JURY TRIAL

Section 3.01  Governing Law.  This Agreement, all transactions contemplated by this Agreement, and all claims and defenses of any nature (including contractual and non-contractual claims and defenses) arising out of or relating to this Agreement, any transaction contemplated by this Agreement, and the formation, applicability, breach, termination or validity of this Agreement (each, a “Dispute”), will be exclusively governed by and construed and enforced in accordance with the internal Laws of the State of Delaware, without giving effect to any Law or rule that would cause the Laws of any jurisdiction other than the State of Delaware to be applied. The Parties expressly acknowledge and agree that (a) the requirements of 6 Del. C § 2708 are satisfied by the provisions of this Agreement and that such statute mandates the application of Laws of the State of Delaware to this Agreement, the relationship of the Parties, the transactions contemplated by this Agreement and the interpretation and enforcement of the rights and duties of the Parties hereunder and (b) the Parties have a reasonable basis for the application of the Laws of the State of Delaware to this Agreement, the relationship of the Parties, the transactions contemplated by this Agreement and the interpretation and enforcement of the rights and duties of the Parties hereunder.

Section 3.02  Consent to Jurisdiction.  Any Dispute will exclusively be brought and resolved in the Court of Chancery of the State of Delaware (or, only if such court declines to accept jurisdiction over a particular matter, then in the United States District Court for the District of Delaware or, if jurisdiction is not then available in the United States District Court for the District of Delaware (but only in such event), then in any Delaware state court sitting in New Castle County) and any appellate court from any of such courts.  In that context, and without limiting the generality of the foregoing, each Party irrevocably and unconditionally: (i) submits for itself and its property to the exclusive jurisdiction of such courts with respect to any Dispute and for recognition and enforcement of any judgment in respect thereof, and agrees that all claims in respect of any Dispute shall be heard and determined in such courts and (ii) agrees that venue would be proper in such courts, and waives any objection that it may now or hereafter have that any such court is an improper or inconvenient forum for the resolution of any Dispute.  The foregoing consent to jurisdiction will not constitute submission to jurisdiction or general consent to service of process in the State of Delaware for any purpose except with respect to any Dispute.

Section 3.03  Waiver of Jury Trial.  To the maximum extent permitted by Law, each Party irrevocably and unconditionally waives any right to trial by jury in any forum in respect of any Dispute and covenants that neither it nor any of its Affiliates or Representatives will assert (whether as plaintiff, defendant or otherwise) any right to such

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trial by jury.  Each Party certifies and acknowledges that (a) such Party has considered the implications of this waiver, (b) such Party makes this waiver voluntarily and (c) such waiver constitutes a material inducement upon which such Party is relying and will rely in entering into this Agreement.  Each Party may file an original counterpart or a copy of this Section 3.03 with any court as written evidence of the consent of each Party to the waiver of its right to trial by jury.

ARTICLE 4
TERM; SURVIVAL

Section 4.01  Term. The term of this Agreement shall commence on the date hereof and continue for so long as GE owns any AerCap Shares, with various requirements and covenants progressively falling away as GE’s ownership of AerCap Shares is reduced as and to the extent expressly set forth in this Agreement.

Section 4.02  Survival.  Article 3, this Section 4.02 and Article 5 shall survive the expiration or other termination of this Agreement and remain in full force and effect.

ARTICLE 5
GENERAL PROVISIONS

Section 5.01  Notices.

(a)        All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by electronic mail, by delivery in person, by overnight courier service, by facsimile with receipt confirmed or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 5.01):

if to GE:

General Electric Company 5 Necco Street Boston, Massachusetts 02210
Attention:	Michael S. Buckner
Email:	michael.buckner@ge.com

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 United States of America
Attention:	Scott A. Barshay
Steven J. Williams
Email:	sbarshay@paulweiss.com
swilliams@paulweiss.com

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if to AerCap:

AerCap Holdings N.V.
AerCap House
65 St. Stephen’s Green
Dublin D02 YX20
Ireland
Attention: General Counsel
Email:  [●]

with a copy to:
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention: Craig F. Arcella
Email:     CArcella@cravath.com

(b)          Any notice given under this Agreement shall, in the absence of earlier receipt, be deemed to have been duly given as follows:

(i)          if delivered by electronic mail, upon confirmation of receipt;

(ii)          if delivered personally, on delivery; and

(iii)          if sent by registered or certified mail, three (3) clear Business Days after the date of posting.

(c)         For the purposes of this Section 5.01, any reference to a particular time relates to the time at the location of the Party giving notice as set out in Section 5.01(a).

Section 5.02  Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Any term or provision of this Agreement held invalid, illegal or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid, illegal or unenforceable. Upon any determination that any term or provision of this Agreement is held invalid, illegal or unenforceable, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

Section 5.03  Entire Agreement.  Except as otherwise expressly provided herein, this Agreement, together with the Transaction Agreement, the Confidentiality Agreement (as defined in the Transaction Agreement), the Shareholders’ Agreement (as defined in the Transaction Agreement) and the documents contemplated hereby and thereby, constitutes the entire agreement of the Parties hereto with respect to its subject

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matter and supersedes all prior agreements and undertakings, both written and oral, between or on behalf of GE and/or its affiliates, on the one hand, and AerCap and/or its affiliates, on the other hand, with respect to its subject matter.

Section 5.04  Assignment; No Third-Party Beneficiaries.

(a)        A member of the GE Affiliated Group may assign this Agreement to any other member of the GE Affiliated Group to whom AerCap Shares are transferred and who agrees to become Party hereto and to be bound by this Agreement, provided, however, that such transferor must remain Party hereto in respect of any AerCap Shares remaining held by it, and AerCap hereby consents and agrees to any such assignment. Except as aforesaid, this Agreement shall not be assigned by any Party hereto without the prior written consent of the other Party.

(b)        This Agreement is for the sole benefit of the Parties to this Agreement and their permitted successors and assigns and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 5.05  Amendment; Waiver.  No provision of this Agreement may be amended or modified except by a written instrument signed by all the Parties hereto. No waiver by any Party of any provision hereof shall be effective unless explicitly set forth in writing and executed by the Party so waiving. The waiver by either Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a waiver of any other subsequent breach.

Section 5.06  Rules of Construction.  Interpretation of this Agreement shall be governed by the following rules of construction: (a) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires, (b) references to the terms Article, Section, paragraph, and Schedule are references to the Articles, Sections, paragraphs, and Schedules to this Agreement unless otherwise specified, (c) the word “including” and words of similar import shall mean “including, without limitation,” (d) provisions shall apply, when appropriate, to successive events and transactions, (e) the headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement and (f) this Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 5.07  Currency.  All references in this Agreement to “dollars” or “$” are expressed in United States currency, unless otherwise specifically indicated.

Section 5.08  Counterparts.  This Agreement may be executed in one or more counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or electronic

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transmission shall be as effective as delivery of a manually executed counterpart of this Agreement.

Section 5.09  Regulatory Approval and Compliance. Each of GE and AerCap shall be responsible for its own compliance with any and all Laws applicable to its performance under this Agreement.

Section 5.10  No Unreasonable Interference; No Violation of Applicable Laws. The rights of the Parties will be exercised so as not to unreasonably interfere with their ordinary course operations or those of their respective affiliates. The Parties acknowledge that they and their affiliates are subject to various Laws issued from time to time by regulators or other Governmental Authorities or securities exchanges and no provision of this Agreement is intended to require any Party to take (or cause to be taken) any action that would violate such Laws.

Section 5.11  Privilege. The provision of any information pursuant to this Agreement shall not be deemed a waiver of privilege, including privileges arising under or related to the attorney-client privilege or any other applicable privileges. No member of the AerCap Affiliate Group or the GE Affiliate Group will be required to provide any information or materials to GE or AerCap, respectively, pursuant to this Agreement if GE or AerCap, as applicable, reasonably determines upon the advice of counsel doing so could result in the loss of the ability to successfully assert any privilege, including the attorney-client privilege and work-product privilege, provided that each of GE and AerCap, as applicable, shall use commercially reasonable efforts to provide such information and materials in a manner that does not violate such privilege.

ARTICLE 6
USE OF INFORMATION; CONFIDENTIALITY

Section 6.01  Confidential Information.

(a)         From and after the Effective Date, subject to Section 6.01(c) and except as contemplated by this Agreement, GE shall not, and shall cause its Representatives not to, (i) directly or indirectly disclose, reveal, divulge or communicate to any Person other than Representatives of such Party who reasonably need to know such information for the purpose (in this Section 6.01(a) only, the “Purpose”) of discharging GE’s obligations under Applicable Law or exercising its rights under this Agreement, or (ii) use or otherwise exploit for its own benefit, to compete with AerCap and its subsidiaries or for the benefit of any third party or for any purpose other than the Purpose, any AerCap Confidential Information. GE shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the AerCap Confidential Information by any of its Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 6.01, any information, material or documents relating to AerCap’s business as it is then currently or formerly conducted, or proposed to be conducted, by AerCap furnished to or in possession of GE or any of its Representatives, including

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without limitation Personal Information, and any other information, material or documents provided to GE or any of its Representatives pursuant to this Agreement, in each case irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by GE or its Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “AerCap Confidential Information.” “AerCap Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (x) is or becomes generally available to the public, other than as a result of a disclosure by GE or any of its Representatives not otherwise permissible hereunder, (y) GE can demonstrate was or became available to GE from a source other than AerCap or (z) is developed independently by GE without reference to the AerCap Confidential Information; provided, however, that, in the case of clause (y), the source of such information was not known by GE to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, AerCap with respect to such information.

(b)         From and after the Effective Date, subject to Section 6.01(c) and except as contemplated by this Agreement, AerCap shall not, and shall cause its Representatives, not to, (i) directly or indirectly disclose, reveal, divulge or communicate to any Person other than Representatives of such Party who reasonably need to know such information for the purpose (in this Section 6.01(b) only, the “Purpose”) of discharging AerCap’s obligations under Applicable Law or exercising its rights under this Agreement, or (ii) use or otherwise exploit for its own benefit, to compete with GE and its subsidiaries or for the benefit of any third party or for any purpose other than the Purpose, any GE Confidential Information. AerCap shall use the same degree of care to prevent and restrain the unauthorized use or disclosure of the GE Confidential Information by any of its Representatives as it currently uses for its own confidential information of a like nature, but in no event less than a reasonable standard of care. For purposes of this Section 6.01, any information, material or documents relating to GE’s business as it is then currently or formerly conducted, or proposed to be conducted, by GE (for greater certainty, not including AerCap and its subsidiaries) furnished to or in possession of AerCap or any of its Representatives, including without limitation Personal Information, and any other information, material or documents provided to GE or any of its Representatives pursuant to this Agreement, in each case irrespective of the form of communication, and all notes, analyses, compilations, forecasts, data, translations, studies, memoranda or other documents prepared by AerCap or its Representatives, that contain or otherwise reflect such information, material or documents is hereinafter referred to as “GE Confidential Information.” “GE Confidential Information” does not include, and there shall be no obligation hereunder with respect to, information that (x) is or becomes generally available to the public, other than as a result of a disclosure by AerCap or any of its Representatives not otherwise permissible hereunder, (y) AerCap can demonstrate was or became available to AerCap from a source other than GE or (z) is developed independently by AerCap without reference to the GE Confidential Information; provided, however, that, in the case of clause (y), the source of such information

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was not known by AerCap to be bound by a confidentiality agreement with, or other contractual, legal or fiduciary obligation of confidentiality to, GE with respect to such information.

(c)         If either GE or AerCap is requested or required (by oral question, interrogatories, requests for information or documents, subpoena, civil investigative demand or similar process) by any Governmental Authority or pursuant to Applicable Law to disclose or provide any AerCap Confidential Information or GE Confidential Information (other than with respect to any such information furnished pursuant to the financial reporting provisions of this Agreement, which each Party shall be permitted to disclose in its public filings as required by any Governmental Authority or pursuant to Applicable Law and in accordance with past practice), as applicable, the Person receiving such request or demand shall use all reasonable efforts to provide the other Party with written notice of such request or demand as promptly as practicable under the circumstances (except where such notice is prohibited by Applicable Law) so that such other Party shall have an opportunity to seek an appropriate protective order. The Party receiving such request or demand agrees to take, and cause its Representatives to take, at the requesting Party’s expense, all other reasonable steps necessary to obtain confidential treatment by the recipient. Subject to the foregoing, the Party that received such request or demand may thereafter disclose or provide any AerCap Confidential Information or GE Confidential Information, as the case may be, to the extent required by such Law (as so advised by counsel) or by lawful process or such Governmental Authority.

(d)         In the event that any disclosure of information is made in contravention of this Article 6, the Party that has made or permitted to be made such contravening disclosure shall immediately notify the other Party thereof.

(e)         Each Party is aware, and will advise its respective Representatives who are informed as to the matters which are the subject of this Agreement, that applicable securities Laws prohibit any Person who has received from an issuer any material, non-public information from purchasing or selling securities of such issuer or from communicating such information to any other Person under circumstances in which it is reasonably foreseeable that such Person is likely to purchase or sell such securities.

[Signature Page Follows]

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed on the date first written above by their respective duly authorized officers.

GENERAL ELECTRIC COMPANY

By:
Name:
Title:

AERCAP HOLDINGS N.V.

By:
Name:
Title:

[Signature Page to Financial Reporting Agreement]